Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187365

Dear Fellow Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Investors Bancorp, Inc., which will be held at The Grand Summit Hotel, 570 Springfield Avenue, Summit, New Jersey 07901, on May 30, 2013, at 9:00 a.m., local time.

The business to be conducted at the Annual Meeting consists of the election of four directors, the approval of the Executive Officer Annual Incentive Plan, an advisory (non-binding) vote to approve the compensation paid to our named executive officers and the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013.

We are also asking stockholders to approve an Agreement and Plan of Merger between Investors Bancorp and Roma Financial Corporation. If the merger is completed, each share of Roma Financial Corporation common stock, par value $0.10 per share, outstanding will be converted into the right to receive 0.8653 of a share of Investors Bancorp, Inc. common stock, par value $0.01 per share (and cash in lieu of fractional shares). Investors Bancorp, Inc. common stock is listed on the Nasdaq Global Select Market under the symbol “ISBC.” On April 15, 2013, the closing price of Investors Bancorp, Inc. common stock was $18.95 per share. Completion of the merger is subject to the receipt of regulatory approvals and the approval of the stockholders of each of Investors Bancorp, Inc. and Roma Financial Corporation, as well as customary conditions.

Whether or not you plan to attend Investors Bancorp, Inc.’s annual meeting of stockholders, please take the time to vote by completing and mailing the enclosed proxy card in the accompanying postage-paid envelope. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card.

The board of directors has unanimously determined that the merger is advisable, fair to, and in the best interests of Investors Bancorp, Inc. and its stockholders and recommends that you vote “FOR” the approval of the merger agreement. In addition, the Board of Directors unanimously recommends that you vote “FOR” each of the nominees for director listed in the Joint Proxy Statement/Prospectus, “FOR” the Executive Officer Annual Incentive Plan, “FOR” the approval on an advisory basis of the compensation paid to our named executive officers, and “FOR” the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the year ending December 31, 2013.

The Joint Proxy Statement/Prospectus contains a more complete description of the annual meeting of stockholders, and the terms of the merger and the other matters to be voted on at the annual meeting. Please review this entire document carefully, including the “Risk Factors” beginning on page 18 for a discussion of the risks related to the proposed merger. You may also obtain information about Investors Bancorp, Inc. and Roma Financial Corporation from documents each has filed with the Securities and Exchange Commission.

Kevin Cummings
President and Chief Executive Officer
Investors Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued under this Joint Proxy Statement/Prospectus or determined if this Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint Proxy Statement/Prospectus dated April 26, 2013

and first mailed to stockholders on or about April 29, 2013

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholder of Roma Financial Corporation:

The boards of directors of Investors Bancorp, Inc. and Roma Financial Corporation have agreed to a merger of our companies. If the merger is completed, each share of Roma Financial Corporation common stock, par value $0.10 per share, will be converted into the right to receive 0.8653 of a share of Investors Bancorp, Inc. common stock, par value $0.01 per share, subject to adjustment as described in the Joint Proxy Statement/Prospectus and cash in lieu of fractional shares. Investors Bancorp, Inc. common stock is listed on the Nasdaq Global Select Market under the symbol “ISBC.” On April 15, 2013, the closing price of Investors Bancorp, Inc. common stock was $18.95 per share.

We expect the merger to be tax-free for federal income tax purposes to Roma Financial Corporation stockholders, except that any cash received in lieu of fractional shares will be taxable to Roma Financial Corporation stockholders.

We cannot complete the merger unless we obtain the necessary regulatory approvals and unless the stockholders of each of Investors Bancorp, Inc. and Roma Financial Corporation approve the merger agreement. Roma Financial Corporation is asking its stockholders to consider and vote on this merger proposal at its annual meeting of stockholders in addition to considering and voting on a proposal to approve, by a non-binding advisory vote, certain compensation arrangements for Roma Financial Corporation’s named executive officers in connection with the merger and a proposal to adjourn the annual meeting, if necessary, in order to solicit additional proxies to vote in favor of the merger agreement. In addition, stockholders will elect two directors to serve as directors of Roma Financial Corporation, each for a three-year term and ratify the appointment of ParenteBeard LLC as the independent registered public accounting firm for Roma Financial Corporation for the year ending December 31, 2013. Whether or not you plan to attend Roma Financial Corporation’s annual meeting of stockholders, please take the time to vote by completing and mailing the enclosed proxy card in the accompanying postage-paid envelope. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the merger and the transactions contemplated by the merger agreement, “FOR” the proposal regarding certain merger-related executive compensation arrangements, “FOR” each of the nominees for director listed in the Joint Proxy Statement/Prospectus, “FOR” the ratification of the appointment of ParenteBeard LLC as the independent registered public accounting firm for the year ending December 31, 2013 and “FOR” an adjournment of the annual meeting, if necessary. If you do not return your proxy card or vote by telephone or Internet, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger agreement and the advisory vote regarding the executive compensation to be paid in connection with the merger.

Roma Financial Corporation’s board of directors has unanimously determined that the merger is advisable, fair to, and in the best interests of Roma Financial Corporation and its stockholders and recommends that you vote “FOR” the approval of the merger agreement, “FOR” the proposal regarding certain merger-related executive compensation arrangements, “FOR” each of the nominees for director listed in the Joint Proxy Statement/Prospectus, “FOR” the ratification of the appointment of ParenteBeard LLC as the independent registered public accounting firm for the year ending December 31, 2013 and “FOR” the adjournment of the annual meeting, if necessary, in order to solicit additional proxies to vote in favor of the merger agreement.

The place, date and time of the Roma Financial Corporation annual meeting of stockholders is as follows:

Nottingham Ballroom

200 Mercer Street

Hamilton, New Jersey 08690-1406

May 30, 2013

9:00 a.m., Eastern Time

This document contains a more complete description of Roma Financial Corporation’s annual meeting of stockholders, the terms of the merger and the merger-related executive compensation arrangements and the other matters to be voted on at the annual meeting. Please review this entire document carefully, including the “Risk Factors” beginning on page 18 for a discussion of the risks related to the proposed merger. You may also obtain information about Investors Bancorp, Inc. and Roma Financial Corporation from documents each has filed with the Securities and Exchange Commission.

Peter A. Inverso
President and Chief Executive Officer
Roma Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued under this Joint Proxy Statement/Prospectus or determined if this Joint Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint Proxy Statement/Prospectus dated April 26, 2013

and first mailed to stockholders on or about April 29, 2013

INVESTORS BANCORP, INC.

101 JFK Parkway

Short Hills, New Jersey 07078

(973) 924-5100

Notice of Annual Meeting of Stockholders

to be held May 30, 2013

An annual meeting of stockholders of Investors Bancorp, Inc. will be held at 9:00 a.m., Eastern Time, on May 30, 2013 at The Grand Summit Hotel, located at 570 Springfield Avenue, Summit, New Jersey 07901.

At the annual meeting, you will be asked to consider and vote upon the following matters:

1.	An Agreement and Plan of Merger, dated as of December 19, 2012, by and among (i) Investors Bank, Investors Bancorp, Inc. and Investors Bancorp, MHC, and (ii) Roma Bank, Roma Financial Corporation and Roma Financial Corporation, MHC, which provides for, among other things, the merger of Roma Bank with and into Investors Bank, the merger of Roma Financial Corporation with and into Investors Bancorp, Inc., and the merger of Roma Financial Corporation, MHC with and into Investors Bancorp, MHC. A copy of the Agreement and Plan of Merger is included as Annex A to the accompanying Joint Proxy statement/Prospectus;

2.	The election of four persons to serve as directors of Investors Bancorp, Inc., each for a three-year term;

3.	The Investors Bancorp, Inc. Executive Officer Annual Incentive Plan;

4.	A non-binding, advisory proposal to approve the compensation paid to our named executive officers; and

5.	The ratification of the appointment of KPMG LLP as the independent registered public accounting firm for Investors Bancorp, Inc. for the year ending December 31, 2013.

The enclosed Joint Proxy Statement/Prospectus describes the Agreement and Plan of Merger and the proposed merger in detail. We urge you to read these materials carefully. The enclosed Joint Proxy Statement/Prospectus forms a part of this notice.

The board of directors of Investors Bancorp, Inc. unanimously recommends that Investors Bancorp, Inc. stockholders vote “FOR” the Agreement and Plan of Merger, “FOR” each of the nominees for director listed in the Joint Proxy Statement/Prospectus, “FOR” the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan, “FOR” approval on an advisory basis of the executive compensation paid to our named executive officers and “FOR” the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the year ending December 31, 2013.

The board of directors of Investors Bancorp, Inc. has fixed the close of business on April 5, 2013 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Your vote is very important. Your proxy is being solicited by the board of directors of Investors Bancorp, Inc. In order for the proposed mergers to be consummated, the proposal to approve the Agreement and Plan of Merger must be approved by the affirmative vote of holders of a majority of the outstanding shares of Investors Bancorp, Inc. common stock entitled to vote. Whether or not you plan to attend the annual meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card. You may revoke your proxy at any time before the annual meeting. If you attend the annual meeting and vote in person, your proxy vote will not be used.

By Order of the Board of Directors

Kevin Cummings
President and Chief Executive Officer

Short Hills, New Jersey

April 29, 2013

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER OF SHARES YOU OWN. THE BOARD OF DIRECTORS URGES YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE OR TO VOTE BY INTERNET OR TELEPHONE AS DESCRIBED ON YOUR PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2013—This Joint Proxy Statement/Prospectus and Investors Bancorp, Inc.’s 2012 Annual Report to Stockholders are each available at www.proxydocs.com/isbc.

ROMA FINANCIAL CORPORATION

2300 Route 33

Robbinsville, New Jersey 08691

(609) 223-8300

Notice of Annual Meeting of Stockholders

to be held May 30, 2013

An annual meeting of stockholders of Roma Financial Corporation will be held at 9:00 a.m., Eastern Time, on May 30, 2013 at Nottingham Ballroom, located at 200 Mercer Street, Hamilton, New Jersey 08690-1406.

At the annual meeting, you will be asked to consider and vote upon:

1.	An Agreement and Plan of Merger, dated as of December 19, 2012, by and among (i) Investors Bank, Investors Bancorp, Inc. and Investors Bancorp, MHC, and (ii) Roma Bank, Roma Financial Corporation and Roma Financial Corporation, MHC, which provides for, among other things, the merger of Roma Bank with and into Investors Bank, the merger of Roma Financial Corporation with and into Investors Bancorp, Inc., and the merger of Roma Financial Corporation, MHC with and into Investors Bancorp, MHC. A copy of the Agreement and Plan of Merger is included as Annex A to the accompanying Joint Proxy Statement/Prospectus;

2.	A non-binding, advisory proposal to approve the compensation paid to the named executive officers of Roma Financial Corporation in connection with the mergers described above that will be implemented if the Agreement and Plan of Merger is consummated (the “Merger-Related Executive Compensation” proposal);

3.	The election of two persons to serve as directors of Roma Financial Corporation, each for a three-year term;

4.	The ratification of the appointment of ParenteBeard LLC as the independent registered public accounting firm for Roma Financial Corporation for the year ending December 31, 2013; and

5.	A proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the Agreement and Plan of Merger.

The enclosed Joint Proxy Statement/Prospectus describes the Agreement and Plan of Merger and the proposed merger in detail. We urge you to read these materials carefully. The enclosed Joint Proxy Statement/Prospectus forms a part of this notice.

The board of directors of Roma Financial Corporation unanimously recommends that Roma Financial Corporation stockholders vote “FOR” the proposal to approve the Agreement and Plan of Merger, “FOR” the approval on an advisory basis of the Merger-Related Executive Compensation proposal, “FOR” each of the nominees for director listed in the Joint Proxy Statement/Prospectus, “FOR” the ratification of the appointment of ParenteBeard LLC as the independent registered public accounting firm for Roma Financial Corporation for the year ending December 31, 2013, and “FOR” the proposal to adjourn the annual meeting, if necessary, to solicit additional proxies to vote in favor of the Agreement and Plan of Merger.

The board of directors of Roma Financial Corporation has fixed the close of business on April 15, 2013 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Your vote is very important. Your proxy is being solicited by the board of directors of Roma Financial Corporation. In order for the proposed merger to be consummated, the proposal to approve the Agreement and Plan of Merger must be approved by the affirmative vote of holders of (i) at least two-thirds of the outstanding shares of Roma Financial Corporation common stock entitled to vote and (ii) a majority of the outstanding shares of Roma Financial Corporation common stock held by persons other than Roma Financial Corporation, MHC, the mutual holding company parent of Roma Financial Corporation. Whether or not you plan to attend the annual meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card. You may revoke your proxy at any time before the annual meeting. If you attend the annual meeting and vote in person, your proxy vote will not be used.

Roma Financial Corporation stockholders do not have dissenters’ rights in connection with the merger. See “Questions and Answers About the Roma Financial Annual Meeting and the Merger” and “Approval of the Merger Agreement—No Dissenters’ Rights.”

By Order of the Board of Directors

Peter A. Inverso
President and Chief Executive Officer

Robbinsville, New Jersey

April 29, 2013

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER OF SHARES YOU OWN. THE BOARD OF DIRECTORS URGES YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE OR TO VOTE BY INTERNET OR TELEPHONE AS DESCRIBED ON YOUR PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2013—This Joint Proxy Statement/Prospectus and Roma Financial Corporation’s 2012 Annual Report on Form 10-K are each available at www.cfpproxy.com/6027.

Page

SUMMARY	1
QUESTIONS AND ANSWERS ABOUT THE INVESTORS BANCORP ANNUAL MEETING AND THE MERGER	11
QUESTIONS AND ANSWERS ABOUT THE ROMA FINANCIAL ANNUAL MEETING AND THE MERGER	14
RISK FACTORS	18
CAUTION ABOUT FORWARD-LOOKING STATEMENTS	22
SELECTED HISTORICAL FINANCIAL INFORMATION	23
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION RELATING TO ROMA FINANCIAL MERGER	27
MARKET PRICE AND DIVIDEND INFORMATION	34
ROMA FINANCIAL ANNUAL MEETING OF STOCKHOLDERS	35
INVESTORS BANCORP, INC.’S ANNUAL MEETING OF STOCKHOLDERS	39
APPROVAL OF THE MERGER AGREEMENT (PROPOSAL 1: FOR ROMA FINANCIAL CORPORATION AND INVESTORS BANCORP, INC. STOCKHOLDERS)	42
DESCRIPTION OF INVESTORS BANCORP, INC. CAPITAL STOCK	101
COMPARISON OF RIGHTS OF STOCKHOLDERS	104
MANAGEMENT AFTER THE MERGER	110
TO ELECT FOUR PERSONS TO SERVE AS DIRECTORS OF INVESTORS BANCORP, INC., EACH FOR A THREE-YEAR TERM (PROPOSAL 2: INVESTORS BANCORP, INC. STOCKHOLDERS ONLY)	111
APPROVE AND ADOPT THE EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN (PROPOSAL 3: INVESTORS BANCORP, INC. STOCKHOLDERS ONLY)	147
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (PROPOSAL 4: INVESTORS BANCORP, INC. STOCKHOLDERS ONLY)	150
RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PROPOSAL 5: INVESTORS BANCORP, INC. STOCKHOLDERS ONLY)	151
MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (PROPOSAL 2: ROMA FINANCIAL CORPORATION STOCKHOLDERS ONLY)	152
TO ELECT TWO PERSONS TO SERVE AS DIRECTORS OF ROMA FINANCIAL CORPORATION, EACH FOR A THREE-YEAR TERM (PROPOSAL 3: ROMA FINANCIAL CORPORATION STOCKHOLDERS ONLY)	153
RATIFY THE APPOINTMENT OF PARENTEBEARD LLC AS THE INDEPENDENT PUBLIC ACCOUNTING FIRM FOR ROMA FINANCIAL CORPORATION FOR THE YEAR ENDING DECEMBER 31, 2013 (PROPOSAL 4: ROMA FINANCIAL CORPORATION STOCKHOLDERS ONLY)	180
ADJOURNMENT OF THE ANNUAL MEETINGS (PROPOSAL 5: FOR ROMA FINANCIAL CORPORATION STOCKHOLDERS ONLY)	181
STOCKHOLDER PROPOSALS	181
OTHER MATTERS	182
FORM 10-K	182
LEGAL MATTERS	182
EXPERTS	182
WHERE YOU CAN FIND MORE INFORMATION	183
INVESTORS BANCORP, INC. FILINGS (FILE NO. 000-51557)	183
ROMA FINANCIAL CORPORATION FILINGS (FILE NO. 000-52000)	184

Annex A	Agreement and Plan of Merger (Schedules and Exhibits Omitted)
Annex B	Fairness Opinion of RBC Capital Markets, LLC
Annex C	Fairness Opinion of Sandler O’Neill & Partners, L.P.
Annex D	Investors Bancorp, Inc. Executive Officer Annual Incentive Plan (for Investors Bancorp, Inc. stockholders only)

i

SUMMARY

This summary highlights selected information in this Joint Proxy Statement/Prospectus and may not contain all of the information that you may consider important in deciding how to vote. Throughout this Joint Proxy Statement/Prospectus, “Roma Financial” refers to Roma Financial Corporation and its consolidated subsidiaries, “Roma Bank” refers to Roma Bank, Roma Financial’s wholly-owned banking subsidiary, “RomAsia Bank” refers to RomAsia Bank, Roma Financial’s majority-owned banking subsidiary, and “Roma MHC” refers to Roma Financial Corporation, MHC, the mutual holding company that owns a majority of Roma Financial’s outstanding common stock. “Roma” refers to each of Roma Financial, Roma Bank, RomAsia Bank and Roma MHC, individually and collectively, as context requires.

“Investors Bancorp” refers to Investors Bancorp, Inc., “Investors MHC” refers to Investors Bancorp, MHC, the mutual holding company that owns a majority of Investors Bancorp’s outstanding common stock, and “Investors Bank” refers to Investors Bank, Investors Bancorp’s wholly-owned banking subsidiary. “Investors” refers to each of Investors Bancorp, Investors Bank, and Investors MHC, individually and collectively, as context requires.

The merger of Roma Financial with and into Investors Bancorp is referred to as the “Mid-Tier Merger,” the merger of Roma Bank with and into Investors Bank is referred to as the “Roma Bank Merger” and the merger of Roma MHC with and into Investors MHC is referred to as the “MHC Merger.” The Mid-Tier Merger, the Roma Bank Merger and the MHC Merger are collectively referred to as the “Merger.” The “Merger Agreement” refers to the Agreement and Plan of Merger, dated as of December 19, 2012, by and among (i) Investors Bank, Investors Bancorp, and Investors MHC, and (ii) Roma Bank, Roma Financial, and Roma MHC. The merger of RomAsia Bank with and into Investors Bank is referred to as the “RomAsia Bank Merger,” and collectively with the Roma Bank Merger, the “Bank Mergers.” The “RomAsia Bank Merger Agreement” refers to the Agreement and Plan of Merger by and between Investors Bank and RomAsia Bank, dated as of January 17, 2013. To understand the Merger more fully, you should read this entire document carefully, including the documents attached to this Joint Proxy Statement/Prospectus.

The Companies

Investors Bancorp

Investors MHC

Investors Bank

101 JFK Parkway

Short Hills New Jersey

(973) 924-5100

Investors Bancorp is a Delaware corporation organized in 1997 for the purpose of being a holding company for Investors Bank, a New Jersey chartered savings bank, in connection with Investors Bank’s reorganization into the mutual holding company structure. On October 11, 2005, Investors Bancorp completed its initial public stock offering in which it sold 51,627,094 shares, or 44.40% of its outstanding common stock, to subscribers in the offering, including 4,254,072 shares purchased by the Investors Bank Employee Stock Ownership Plan (the “ESOP”). Upon completion of the initial public offering, Investors MHC, Investors Bancorp’s New Jersey chartered mutual holding company parent, held 63,099,781 shares, or 54.27% of Investors Bancorp’s outstanding common stock. Additionally, Investors Bancorp contributed $5,163,000 in cash and issued 1,548,813 shares of common stock, or 1.33% of its outstanding shares, to the Investors Bank Charitable Foundation. The board of directors of Investors MHC consists of the same individuals that comprise the board of directors of Investors Bancorp.

Investors Bank, formerly Investors Savings Bank, is a New Jersey-chartered savings bank headquartered in Short Hills, New Jersey. Originally founded in 1926 as a New Jersey-chartered mutual savings and loan association, Investors Bank converted to a mutual savings bank, and in 1997 converted its charter to a New Jersey-chartered stock savings bank. At December 31, 2012, Investors Bank’s assets totaled $12.7 billion, deposits totaled $8.8 billion, and it had 101 branches.

Investors Bank is in the business of attracting deposits from the public through its branch network and borrowing funds in the wholesale markets to originate loans and to invest in securities. Investors Bank originates mortgage loans secured by one- to four-family residential real estate loans, multi-family loans, commercial real estate loans, construction loans, commercial and industrial loans and consumer loans, the majority of which are home equity loans and home equity lines of credit. Securities, primarily U.S. Government and Federal Agency obligations, mortgage-backed and other securities, represented 12.3% of Investors Bank’s assets at December 31, 2012. Investors Bank offers a variety of deposit accounts and emphasizes quality customer service. Investors Bank is subject to comprehensive regulation and examination by both the New Jersey Department of Banking and Insurance (“NJDBI”) and the Federal Deposit Insurance Corporation (“FDIC”) and each of Investors Bancorp and Investors MHC are subject to regulations as a bank holding company by the Federal Reserve Board.

Since 2008, Investors Bancorp and Investors Bank have completed numerous whole-bank and branch acquisitions, which are described below.

On June 6, 2008, Investors MHC completed its acquisition of Summit Federal Bankshares, MHC, a federally chartered mutual holding company. The merger was a combination of mutual enterprises and therefore was accounted for using the pooling-of-interests method. At the merger date, Summit Federal had assets of $110.0 million and five full service branches in northern New Jersey. In connection with the merger, Investors Bancorp issued 1,744,592 additional shares of its common stock to Investors MHC.

On May 31, 2009, Investors Bancorp completed the acquisition of American Bancorp of New Jersey, Inc. (“American Bancorp”), the holding company of American Bank of New Jersey (“American Bank”), a federal savings bank with approximately $680.0 million in assets and five full-service branches in northern New Jersey. The purchase price of $98.2 million was paid through a combination of Investors Bancorp’s common stock (6,503,897 shares) and cash of $47.5 million. The transaction generated approximately $17.6 million in goodwill and $3.9 million in core deposit intangibles subject to amortization beginning June 1, 2009. American Bank was merged into Investors Bank as of the acquisition date.

On October 16, 2009, Investors Bancorp completed the acquisition of six New Jersey bank branches and approximately $227.0 million of deposits from Banco Popular North America. Investors Bancorp did not purchase any loans as part of the transaction. The transaction generated approximately $4.9 million in goodwill.

On October 15, 2010, Investors Bancorp completed its acquisition of Millennium bcpbank (“Millennium”) deposit franchise. In this transaction Investors Bancorp acquired approximately $600.0 million of deposits and seventeen branches in New Jersey, New York and Massachusetts for a deposit premium of 0.11%. In addition, Investors Bancorp purchased a portion of Millennium’s performing loan portfolio and entered into a loan servicing agreement to service those loans it did not purchase. Investors Bancorp recorded a bargain purchase gain of $1.8 million in connection with the purchase of the Millennium deposit franchise and servicing of its loan portfolio. On May 6, 2011 Investors Bancorp sold the Millennium branch locations in Massachusetts which resulted in a gain of $72,000.

On January 6, 2012, Investors Bancorp completed the acquisition of Brooklyn Federal Bancorp, Inc., BFS Bancorp, MHC and Brooklyn Federal Savings Bank, which were merged with and into Investors Bancorp, Investors MHC and Investors Bank, respectively. Investors Bancorp assumed $385.9 million in customer deposits and acquired $177.5 million in loans, resulting in $16.7 million of goodwill. In a separate transaction, Investors Bancorp sold most of Brooklyn Federal Bancorp, Inc.’s commercial real estate loan portfolio to a real estate investment fund on January 10, 2012.

On October 15, 2012, Investors Bancorp completed its acquisition of Marathon Banking Corporation and its subsidiary, Marathon National Bank of New York, for $135.0 million in cash. Investors Bancorp assumed $777.5 million in customer deposits and acquired $558.5 million in loans, resulting in $38.4 million of goodwill.

On April 5, 2013, Investors entered into an Agreement and Plan of Merger (the “GCF Merger Agreement”) with GCF Bank, Gateway Community Financial Corp. (“Gateway Financial”) and Gateway Community Financial, MHC (“Gateway MHC”) (collectively, the “Gateway Parties”). At December 31, 2012, Gateway Financial had total assets of $309.8 million, total deposits of $278.6 million, net worth of $24.6 million and operated four branches in Gloucester County, New Jersey. Pursuant to the GCF Merger Agreement, Gateway MHC will merge into Investors MHC, with Investors MHC as the surviving entity, followed by the merger of Gateway Financial into Investors Bancorp, with Investors Bancorp as the surviving entity, and Gateway Bank merging into Investors Bank, with Investors Bank as the surviving entity. Upon the merger of Gateway Financial into Investors Bancorp and pursuant to an appraisal to be conducted by an appraisal firm, Investors Bancorp will issue a number of shares of its common stock to Investors MHC equal to (i) the pro forma market valuation of Gateway, divided by (ii) the average of the closing sales price of a share of Investors Bancorp common stock, as reported on the Nasdaq Stock Market, for the twenty (20) consecutive trading days ending on the second trading day preceding the closing of the mergers. Subject to any required approval of Gateway MHC members, requisite regulatory approvals, and other customary closing conditions, the merger is expected to be completed in the third quarter of 2013.

Roma Financial

Roma MHC

Roma Bank

2300 Route 33

Robbinsville, New Jersey 08691

(609) 223-8300

Roma Financial is a federally-chartered corporation organized in January 2005 for the purpose of acquiring all of the capital stock that Roma Bank issued in its mutual holding company reorganization. Roma Financial conducted a minority stock offering during 2006 in which 30% of its outstanding stock was sold to the public in a subscription offering. Net proceeds from the offering were approximately $96.1 million. Roma Financial also issued 22,584,995 shares to Roma MHC and 327,318 shares to the Roma Bank Community Foundation, Inc. A portion of the proceeds were loaned to the Roma Bank Employee Stock Ownership Plan (the “Roma ESOP”) to purchase 811,750 shares of Roma Financial’s stock at a cost of $8.1 million.

Roma MHC is a federally-chartered mutual holding company that was formed in January 2005 in connection with the mutual holding company reorganization. Roma MHC has not engaged in any significant business since its formation. So long as Roma MHC is in existence, it is required at all times to own a majority of the outstanding stock of Roma Financial. Roma MHC and Roma Financial are now regulated as savings and loan holding companies by the Federal Reserve Board as successor to the Office of Thrift Supervision (“OTS”) under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The board of directors of Roma MHC consists of the same individuals that comprise the board of directors of Roma Financial.

Roma Bank is a federally-chartered stock savings bank. It was originally founded in 1920 and received its federal charter in 1991. Roma Bank’s deposits are federally insured by the Deposit Insurance Fund as administered by the FDIC. Roma Bank is regulated by the Office of the Comptroller of the Currency (“OCC”) as successor to the OTS.

RomAsia Bank is a federally-chartered stock savings bank of which Roma Financial is the majority owner. It received all regulatory approvals and began operation on June 23, 2008. RomAsia Bank is regulated by the OCC as successor to the OTS.

Roma Bank and RomAsia Bank offer traditional retail banking services, one- to four-family residential mortgage loans, multi-family and commercial mortgage loans, construction loans, commercial business loans and consumer loans, including home equity loans and lines of credit. Roma Bank operates from its main office in Robbinsville, New Jersey, and twenty-three branch offices located in Mercer, Burlington, Camden and Ocean Counties, New Jersey. RomAsia Bank operates from two branches located in Monmouth Junction and Edison, New Jersey. At December 31, 2012, Roma Financial had total assets of $1.81 billion and total deposits of $1.48 billion.

On July 16, 2010, Roma Financial completed its acquisition of Sterling Banks, Inc., the holding company for Sterling Bank. The consideration paid in the transaction to stockholders of Sterling Banks, Inc. consisted of $2.52 per share, or $14,725,000 in the aggregate in cash.

Annual Meeting of Investors Bancorp Stockholders; Required Vote (page 39)

An annual meeting of Investors Bancorp stockholders is scheduled to be held at The Grand Summit Hotel, located at 570 Springfield Avenue, Summit, New Jersey 07901 at 9:00 a.m., Eastern Time, on May 30, 2013. At the annual meeting, you will be asked to vote on a proposal to approve the Merger Agreement. You will also be asked to elect four directors to serve as directors of Investors Bancorp, each for a three-year term, and to consider and vote on (i) the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan, (ii) a non-binding advisory proposal to approve the compensation paid to Investors Bancorp’s named executive officers, and (iii) the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for Investors Bancorp for the year ending December 31, 2013.

Only Investors Bancorp stockholders of record as of the close of business on April 5, 2013 (the “Investors Bancorp Record Date”) are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Approval of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of Investors Bancorp common stock entitled to vote. Approval of the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan, the advisory proposal to approve the compensation paid to our named executive officers, and the ratification of KPMG LLP as the independent registered public accounting firm are determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.” Directors are elected by a plurality of votes cast, without regard to broker non-votes or proxies marked “abstain.”

Investors MHC, which owns 65,396,235 shares of Investors Bancorp common stock, representing 58.47% of the outstanding shares of Investors Bancorp common stock as of the record date, has agreed with Roma Financial to vote its shares in favor of the Merger Agreement, and intends to vote its shares in favor of the director-nominees and the other proposals being presented at the annual meeting. Accordingly, approval of these proposals is assured. The directors and executive officers of Investors Bancorp, as a group, beneficially owned 2,305,947 shares of Investors Bancorp common stock (not including shares that may be acquired upon the exercise of stock options), representing 2.06% of the shares of Investors Bancorp common stock outstanding, and 4.97% of the shares outstanding held by stockholders other than Investors MHC, as of the Investors Bancorp Record Date.

Annual Meeting of Roma Financial Stockholders; Required Vote (page 35)

An annual meeting of Roma Financial stockholders is scheduled to be held at Nottingham Ballroom, located at 200 Mercer Street, Hamilton, New Jersey 08690-1406 at 9:00 a.m., Eastern Time, on May 30, 2013. At the annual meeting, you will be asked to vote on a proposal to approve the Merger Agreement and a non-binding proposal regarding certain Merger-Related Executive Compensation. You will also be asked to elect two directors to serve as directors of Roma Financial, each for a three-year term and to ratify the appointment of ParenteBeard LLC as the independent registered public accounting firm for Roma Financial for the year ending December 31, 2013. You will also be asked to vote to adjourn the annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve the Merger Agreement.

Only Roma Financial stockholders of record as of the close of business on April 15, 2013 (the “Roma Financial Record Date”) are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Approval of the Merger Agreement requires the affirmative vote of the holders of (i) at least two-thirds of the outstanding shares of Roma Financial common stock entitled to vote and (ii) a majority of the outstanding shares of Roma Financial common stock held by stockholders other than Roma MHC. The non-binding proposal regarding certain Merger-Related Executive Compensation and the proposals to adjourn the annual meeting, if necessary, and to ratify the appointment of ParenteBeard LLC as the independent registered public accounting firm, are determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.”

As of the Roma Financial Record Date, there were 30,116,769 shares of Roma Financial common stock outstanding. The directors and executive officers of Roma Financial, as a group, beneficially owned 458,906 shares of Roma Financial common stock (not including shares that may be acquired upon the exercise of stock options), representing 1.52% of the shares of Roma Financial common stock outstanding, and 23.49% of the shares outstanding held by stockholders other than Roma MHC, as of the record date. These individuals have agreed to vote their shares in favor of the Merger Agreement at the annual meeting. In addition, Roma MHC, which owned 22,584,995 shares of Roma Financial common stock, representing 74.99% of the outstanding shares of Roma Financial common stock as of the record date, has agreed to vote its shares in favor of the Merger Agreement at the annual meeting. Roma MHC also intends to vote its shares in favor of the director-nominees and all of the remaining proposals before the Roma Financial stockholders. This would ensure the approval of the director-nominees and the remaining proposals (other than the Merger Agreement).

The Merger and the Merger Agreement (page 42)

The Merger is governed by the Merger Agreement, which provides that the Merger shall be effected as follows:

•	In the MHC Merger, Roma MHC will merge with and into Investors MHC, with Investors MHC as the surviving entity. The separate corporate existence of Roma MHC will cease.

•

Immediately following the MHC Merger, Roma Financial will merge with and into Investors Bancorp in the Mid-Tier Merger, with Investors Bancorp as the surviving entity. The separate corporate existence of Roma Financial will cease.

•

Each share of Roma Financial common stock issued and outstanding immediately prior to effectiveness of the Mid-Tier Merger held by Roma Financial common stockholders will be converted into, as provided in and subject to the terms set forth in the Merger Agreement, the right to receive 0.8653 of a share of Investors Bancorp common stock, with cash paid in lieu of fractional shares.

•	In the Roma Bank Merger, Roma Bank will merge with and into Investors Bank, with Investors Bank as the surviving entity. The separate corporate existence of Roma Bank will cease.

The RomAsia Bank Merger is not governed by the Merger Agreement but is governed by a separate agreement referred to as the RomAsia Bank Merger Agreement. Stockholders of Roma Financial are not voting on the RomAsia Bank Merger Agreement or the RomAsia Bank Merger. Stockholders of RomAsia Bank will have a separate vote on the RomAsia Bank Merger. See “Approval of the Merger Agreement-RomAsia Bank-Investors Bank Merger Agreement” for a complete description of the RomAsia Bank Merger Agreement.

We encourage you to read the Merger Agreement, which is included as Annex A to this Joint Proxy Statement/Prospectus.

What Roma Financial Stockholders Will Receive as Consideration in the Merger (page 74)

Under the Merger Agreement, each share of Roma Financial common stock outstanding immediately prior to the effective time of the Mid-Tier Merger, including shares of Roma Financial common stock owned by Roma MHC, will be exchanged for 0.8653 of a share of Investors Bancorp common stock, with cash paid in lieu of fractional shares.

The merger consideration of 0.8653 of a share of Investors Bancorp’s common stock for every share of Roma Financial common stock was calculated to provide a value of $15.00 per share of Roma Financial’s common stock based upon the average closing price of Investors Bancorp common stock for the 10-day period ending December 18, 2012, which was the last day preceding the execution of the Merger Agreement. The value of the merger consideration may increase or decrease both prior to and following the completion of the Mid-Tier Merger depending on the trading price of Investors Bancorp common stock.

See “Approval of the Merger Agreement—Consideration to be Received in the Mid-Tier Merger” for a complete description of the consideration to be received by Roma Financial stockholders in the Merger, including a complete description of the potential adjustment to the consideration in certain limited circumstances involving a decline in the market price of the Investors Bancorp common stock below certain agreed-upon limits set forth in the Merger Agreement.

Comparative Market Prices (page 34)

The following table shows the closing prices per share of Investors Bancorp common stock and Roma Financial common stock, and the equivalent price per share of Roma Financial common stock, giving effect to the Merger, on December 18, 2012, which is the last day preceding the public announcement of the proposed Merger, and on April 15, 2013, the record date for the Roma Financial annual meeting. The equivalent price per share of Roma Financial common stock was computed by multiplying the price of a share of Investors Bancorp common stock by the 0.8653 exchange ratio. See “Approval of the Merger Agreement—Consideration to be Received in the Mid-Tier Merger” on page 74.

	Investors Bancorp Common Stock	Roma Financial Common Stock	Equivalent Price Per Share of Roma Financial Common Stock

December 18, 2012	$17.85	$9.06	$15.45
April 15, 2013	$18.95	$16.20	$16.40

Recommendation of the Roma Financial Board of Directors (page 42)

The Roma Financial board of directors has unanimously approved the Merger Agreement and the proposed Mid-Tier Merger. The Roma Financial board believes that the Merger Agreement, including the Mid-Tier Merger contemplated by the Merger Agreement, is fair to, and in the best interests of, Roma Financial and its stockholders, and therefore unanimously recommends that Roma Financial stockholders vote “FOR” the proposal to approve the Merger Agreement. In reaching this decision, Roma Financial’s board of directors considered a variety of factors, which are described in the section captioned “Approval of the Merger Agreement—Background of and Reasons for the Merger.”

The Roma Financial board of directors also unanimously recommends that Roma Financial stockholders vote “FOR” approval of the non-binding proposal regarding certain Merger-Related Executive Compensation, “FOR” each director nominee, “FOR” the ratification of ParenteBeard LLC as the independent registered public accounting firm for Roma Financial for the year ending December 31, 2013 and “FOR” the proposal to adjourn the annual meeting to a later date or dates, if necessary.

Opinion of Roma Financial’s Financial Advisor (page 53)

In considering whether the Mid-Tier Merger was advisable and in the best interests of Roma Financial’s stockholders, one of the factors considered by Roma Financial’s board of directors was the opinion of Sandler O’Neill & Partners, L.P. (“Sandler”), which served as financial advisor to Roma Financial’s board of directors in connection with the Mid-Tier Merger. Sandler delivered to Roma Financial’s board of directors its written opinion, dated December 19, 2012, that the exchange ratio was fair to the public stockholders of Roma Financial common stock from a financial point of view. The full text of this opinion is included as Annex C to this Joint Proxy Statement/Prospectus. You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by Sandler. Roma Financial has agreed to pay Sandler a fee equal to 0.95% of the aggregate consideration to be paid in connection with the Merger, including $200,000 to render its fairness opinion, $1,520,000 of which has already been paid and the remainder of which is payable if the Merger is completed.

Regulatory Matters Relating to the Merger (page 77)

Under the terms of the Merger Agreement, the Merger cannot be completed unless first approved by the Federal Reserve Board, the FDIC and the NJDBI. Investors filed the required applications in January 2013. As of the date of this document, Investors has not received any regulatory approvals. While Investors does not know of any reason why it would not be able to obtain approvals in a timely manner, Investors cannot be certain when or if it will receive regulatory approval.

Conditions to Completing the Merger (page 87)

The completion of the Merger is subject to the fulfillment of a number of conditions, including:

•

approval of the Merger Agreement at the Roma Financial annual meeting of stockholders by holders of at least two-thirds of the outstanding shares of Roma Financial common stock entitled to vote and holders of a majority of the outstanding shares of Roma Financial held by stockholders other than Roma MHC;

•	approval of the Merger Agreement at the Investors Bancorp annual meeting of stockholders by holders of at least a majority of the outstanding shares of Investors Bancorp common stock entitled to vote;

•	approval of the Merger Agreement by the members of Roma MHC (depositors and certain borrowers of Roma Bank) at a meeting of members called for that purpose;

•	the continued effectiveness of the registration statement on Form S-4 filed with the Securities and Exchange Commission of which this Joint Proxy Statement/Prospectus forms a part;

•	the approval for listing on Nasdaq of the shares of Investors Bancorp common stock to be issued in the Mid-Tier Merger;

•	the appointment of three representatives of Roma to the boards of directors of Investors MHC, Investors Bancorp and Investors Bank and the formation of the Roma advisory board;

•	the receipt of certain customary closing documents;

•	approval of the Merger by the appropriate regulatory authorities, without the imposition of a burdensome condition;

•

receipt by each party of an opinion from legal counsel to the effect that the Merger will be treated for federal income tax purposes as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”); and

•	the continued accuracy of representations and warranties made in the Merger Agreement.

Terminating the Merger Agreement (page 97)

The Merger Agreement may be terminated by mutual consent of Investors Bancorp and Roma Financial at any time prior to the completion of the Mid-Tier Merger. Additionally, subject to conditions and circumstances described in the Merger Agreement, either Investors Bancorp or Roma Financial may terminate the Merger Agreement if, among other things, any of the following occur:

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement, which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach;

•	the Mid-Tier Merger has not been consummated by September 30, 2013;

•	Roma Financial stockholders do not approve the Merger Agreement at the Roma Financial annual meeting;

•	Investors Bancorp stockholders do not approve the Merger Agreement at the Investors Bancorp annual meeting;

•	Roma MHC members do not approve the Merger Agreement at a meeting called for that purpose; or

•	a required regulatory approval is denied or a governmental authority prohibits the consummation of the Merger.

Investors Bancorp may also terminate the Merger Agreement if the board of directors of Roma Financial does not recommend approval of the Mid-Tier Merger in this Joint Proxy Statement/Prospectus or withdraws or modifies its recommendation in a manner adverse to Investors Bancorp. Roma Financial may also terminate the Merger Agreement if the board of directors of Investors Bancorp does not publicly recommend approval of the Mid-Tier Merger in this Joint Proxy Statement/Prospectus or withdraws or modifies its recommendation in a manner adverse to Roma Financial. Roma Financial may also terminate the Merger Agreement if it chooses to accept a superior proposal from a third party, and pays the fee described below in “—Termination Fee.” Lastly, Roma Financial may terminate the Merger Agreement in certain circumstances if the market price for the Investors Bancorp common stock during a ten-day measurement period falls below certain agreed-upon levels and Investors Bancorp opts not to increase the merger consideration to counter the decline in market price. See “Approval of the Merger Agreement—Terminating the Merger Agreement.”

Termination Fee (page 98)

Under certain circumstances described in the Merger Agreement, Roma Financial may be required to pay Investors Bancorp a fee of $12.0 million in connection with the termination of the Merger Agreement. Under certain circumstances described in the Merger Agreement, Investors Bancorp may be required to reimburse Roma Financial for its expenses up to $2.0 million in the event that Investors Bancorp fails to obtain certain regulatory approvals related to the Merger. See “Approval of the Merger Agreement—Termination Fee” for a list of the circumstances under which a termination fee is payable by Roma Financial or expenses are reimbursable by Investors Bancorp.

Litigation Related to the Merger (page 78)

On January 3, 2013, a Roma Financial stockholder filed a putative class action lawsuit on behalf of Roma Financial stockholders in the Superior Court of the State of New Jersey, Chancery Division, Mercer County, against Roma Financial, Roma MHC, Roma Bank, each member of the Roma Financial board of directors, and Investors Bancorp, Investors MHC and Investors Bank. The case is captioned Joseph T. Zalescik v. Peter Inverso, Michele Siekerka, Alfred DeBlasio, Jr., Thomas Bracken, Robert Albanese, William Walsh, Jr., Dennis Bone, Robert Rosen, Jeffrey Taylor, Roma Financial Corporation, Roma Financial Corporation, MHC, Roma Bank, Investors Bancorp, Inc., Investors Bancorp, MHC and Investors Bank. The complaint was amended on March 27, 2013. The amended complaint alleges, among other things, that the Roma Financial board of directors breached its fiduciary duties by allegedly agreeing to inadequate consideration and onerous terms for the merger transaction and allegedly engaging in a process that involved conflicts of interest. In addition, the amended complaint alleges that the disclosure to be provided to Roma Financial’s stockholders, as set forth in the preliminary Form S-4 Registration Statement filed with the SEC on March 19, 2013, fails to provide certain material information necessary for Roma Financial’s stockholders to make a fully informed decision concerning the Merger. The amended complaint also alleges that Roma Financial and Investors Bancorp aided and abetted the Roma Financial board of directors’ breaches of fiduciary duties. Roma Financial and Investors Bancorp believe the allegations in the amended complaint are without merit and intend to vigorously defend against the lawsuit.

Interests of Certain Persons in the Merger that are Different from Yours (page 79)

In considering the recommendation of the board of directors of Roma Financial to approve the Merger Agreement, you should be aware that officers and directors of Roma Financial, Roma Bank and RomAsia Bank have employment and other compensation agreements or plans that give them interests in the Merger that are different from, or in addition to, your interests as Roma Financial stockholders. These interests and agreements, which provide for payments in the aggregate amount of up to approximately $4.2 million, include:

•

Roma Financial, Roma Bank and RomAsia Bank employment agreements that provide for severance payments in connection with a termination of employment without cause or by the executive for “good reason” following a change in control, subject to regulatory limitations;

•

Continued employment that has been offered by Investors Bank to Peter A. Inverso, President and Chief Executive Officer of Roma Financial, C. Keith Pericoloso, Executive Vice President of Roma Financial, and Sharon L. Lamont, Chief Financial Officer of Roma Financial, following the completion of the Merger, including new employment agreements for Mr. Inverso and Ms. Lamont and a new change in control agreement for Mr. Pericoloso that will each supersede and replace the executive’s existing employment agreement, subject to regulatory limitations;

•	Interests of certain executive officers under the Supplemental Executive Retirement Plan Agreements and Phantom Stock Appreciation Rights Agreements with Roma Bank, and under the Roma ESOP;

•

All outstanding stock options issued by Roma Financial will become fully vested as a result of the Mid-Tier Merger, and will be exchanged for Investors Bancorp stock options, as adjusted for the exchange ratio and subject to the same duration and terms;

•

The acceleration of vesting of outstanding restricted stock awards issued by Roma Financial, which the holder shall be entitled to exchange for the merger consideration (less any shares withheld to satisfy the tax withholding obligations);

•

The termination of all outstanding RomAsia Bank stock options and warrants, whether or not vested, with a payment to the holder of the option or warrant of an amount of cash equal to (i) the excess of $11.25 over the applicable per share exercise price of that option or warrant, multiplied by (ii) the number of shares of RomAsia Bank common stock that the holder could have purchased with the option or warrant if the holder had exercised the option or warrant immediately prior to the effective time of the RomAsia Bank Merger;

•	Three members of the board of directors of Roma Financial will be appointed to the boards of directors of Investors Bancorp, Investors MHC and Investors Bank;

•

The remaining non-employee directors of Roma Financial and its subsidiaries shall be invited to join an advisory board of Investors Bank, to be in place for a period of no less than five years and be compensated $39,000 annually for such service; and

•	Rights of officers and directors of Roma Financial and its subsidiaries to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Approval by the Roma Financial stockholders of the non-binding proposal regarding certain Merger-Related Executive Compensation is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.” It is an advisory vote and is not binding on Roma Financial, Roma Financial’s board of directors, or Investors Bancorp. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Regardless of the outcome of the non-binding, advisory vote, if the Merger is consummated, Roma Financial’s named executive officers will be eligible to receive the various payments and benefits in accordance with the terms and conditions applicable to those arrangements. Roma MHC intends to vote its shares in favor of this proposal, which assures its approval.

Accounting Treatment of the Merger (page 75)

The Merger will be accounted for in accordance with accounting standards for business combinations under U.S. generally accepted accounting principles.

Comparison of Rights of Stockholders (page 104)

When the Mid-Tier Merger is completed, Roma Financial stockholders will become Investors Bancorp stockholders and their rights will be governed by Investors Bancorp’s certificate of incorporation and bylaws as well as Delaware law. Please see “Approval of the Merger-Comparison of Rights of Stockholders” for a summary of the material differences between the rights of a Roma Financial stockholder and the rights of an Investors Bancorp stockholder.

No Dissenters’ Rights (page 38)

Roma Financial stockholders do not have dissenters’ rights under federal law or regulations.

Material U.S. Federal Income Tax Consequences of the Merger (page 75)

Roma Financial stockholders who exchange their shares for Investors Bancorp common stock should not recognize gain or loss except with respect to the cash they receive in lieu of a fractional share. Roma Financial stockholders should consult their own tax advisor for a full understanding of the Merger’s tax consequences that are particular to each stockholder. To review the tax consequences of the Merger to Roma Financial stockholders in greater detail, please see the section “Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger.”

QUESTIONS AND ANSWERS ABOUT THE INVESTORS BANCORP ANNUAL MEETING AND THE

MERGER

Q:	When and where will Investors Bancorp stockholders meet?

A:	Investors Bancorp will hold an annual meeting of its stockholders on May 30, 2013, at 9:00 a.m., Eastern Time, at The Grand Summit Hotel, 570 Springfield Avenue, Summit, New Jersey 07901.

Q:	What matters are Investors Bancorp stockholders being asked to approve at the Investors Bancorp annual meeting in connection with the Mid-Tier Merger and other matters pursuant to this Joint Proxy Statement/Prospectus?

A:	You are being asked to vote on the approval of a Merger Agreement dated as of December 19, 2012 (the “Merger Agreement”) that provides for (i) the merger of Roma MHC into Investors MHC, (ii) the merger of Roma Financial into Investors Bancorp, and (iii) the merger of Roma Bank into Investors Bancorp’s banking subsidiary, Investors Bank. The terms of the Merger Agreement are described in this Joint Proxy Statement/Prospectus. A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Annex A. In order to complete the merger of Roma Financial into Investors Bancorp, the stockholders of each company must vote to adopt the Merger Agreement and approve the Merger. Both Roma Financial and Investors Bancorp will hold annual meetings of their respective stockholders to obtain these approvals. This Joint Proxy Statement/Prospectus contains important information about the Merger, the Merger Agreement, the annual meetings, and other related matters, and you should read it carefully. You are also being asked to elect four directors, and to consider and vote upon the following proposals: the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan; the non-binding, advisory proposal to approve the compensation paid to our named executive officers; and ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the year ending December 31, 2013.

Q:	What does Investors Bancorp’s board of directors recommend with respect to these proposals?

A:	Investors Bancorp’s board of directors has unanimously approved the Merger Agreement and determined that the Merger Agreement and the Merger are fair to and in the best interests of Investors Bancorp and its stockholders and unanimously recommends that Investors Bancorp stockholders vote “FOR” the Merger Agreement proposal.

Investors Bancorp’s board of directors also unanimously recommends that Investors Bancorp stockholders vote “FOR” each of the director nominees, “FOR” the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan, “FOR” the advisory, non-binding proposal to approve the compensation paid to our named executive officers, and “FOR” the ratification of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2013.

Q:	Did the board of directors of Investors Bancorp receive an opinion from a financial advisor with respect to the merger?

A:	Yes. On December 19, 2012, RBC Capital Markets, LLC (“RBCCM”) rendered its written opinion to the board of directors of Investors Bancorp that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration in the proposed Mid-Tier Merger was fair to Investors Bancorp from a financial point of view. The full text of RBCCM’s written opinion is attached as Annex B to this Joint Proxy Statement/Prospectus. Investors Bancorp stockholders are urged to read the entire opinion carefully. RBCCM did not advise Investors Bancorp in connection with the negotiation, pricing or structuring of the proposed Merger. Such advice was provided by Stifel, Nicolaus & Company (“Stifel”).

Q:	Who can vote at the Investors Bancorp annual meeting?

A:	Holders of record of Investors Bancorp common stock at the close of business on April 5, 2013, which is the record date for the Investors Bancorp annual meeting, are entitled to vote at the annual meeting.

Q:	How many votes must be represented in person or by proxy at the Investors Bancorp annual meeting to have a quorum?

A:	The holders of a majority of the shares of Investors Bancorp common stock outstanding and entitled to vote at the annual meeting, present in person or represented by proxy, will constitute a quorum at the annual meeting.

Q:	What vote by Investors Bancorp stockholders is required to approve the Investors Bancorp annual meeting proposals?

A:	Assuming a quorum is present at the Investors Bancorp annual meeting, approval of the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Investors Bancorp common stock held by stockholders entitled to vote. Approval of the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan, the advisory, non-binding proposal regarding the compensation paid to our named executive officers, and the ratification of KPMG LLP as the independent registered public accounting firm, is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.” Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which authority to vote for the nominees being proposed is withheld.

As of the Investors Bancorp Record Date for the annual meeting, Investors MHC owned 65,396,235 shares of Investors Bancorp common stock, representing 58.47% of the outstanding shares of Investors Bancorp common stock. Investors MHC has agreed with Roma Financial to vote its shares in favor of the Merger Agreement, and intends to vote its shares in favor of the director-nominees and the other proposals, assuring approval of these matters at the annual meeting.

Q:	How may Investors Bancorp stockholders vote their share for the annual meeting proposal presented in the Joint Proxy Statement/Prospectus?

A:	Investors Bancorp stockholders may vote by signing, dating and returning the proxy card in the enclosed prepaid return envelope or by following the telephone or internet instructions on your proxy card as soon as possible or by attending the annual meeting and voting in person. This will enable their shares to be represented and voted at the annual meeting.

Q:	Will a broker or bank holding shares in “street name” for an Investors Bancorp stockholder automatically vote those shares for the stockholder at the Investors Bancorp annual meeting?

A:	No. A broker or bank WILL NOT be able to vote your shares with respect to the Investors Bancorp Merger Agreement proposal or any of the other proposals other than the ratification of KPMG LLP as the independent registered public accounting firm without first receiving instructions from you on how to vote. If your shares are held in “street name,” you will receive separate voting instructions with your proxy materials. It is therefore important that you provide timely instruction to your broker or bank to ensure that all shares of Investors Bancorp common stock that you own are voted at the annual meeting.

Q:	Will an Investors Bancorp stockholder be able to vote their shares at the Investors Bancorp Annual meeting in person?

A:

Yes. Submitting a proxy will not affect the right of any Investors Bancorp stockholder to vote in person at the annual meeting. However, if you hold your shares in street name and wish to attend the meeting, you will need to bring proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from your bank or broker are examples of proof of ownership. If you want to vote your shares of Investors

Bancorp common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or nominee who is the record holder of your shares. You will also need to bring proof of identity to vote at the meeting.

Q:	What do Investors Bancorp stockholders need to do now?

A:	After carefully reading and considering the information contained in this Joint Proxy Statement/Prospectus, Investors Bancorp stockholders are requested to vote by mail or by attending the annual meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card. The proxy card will instruct the persons named on the proxy card to vote the stockholder’s Investors Bancorp shares at the annual meeting as the stockholder directs. If a stockholder signs and sends in a proxy card and does not indicate how the stockholder wishes to vote, the proxy will be voted “FOR” all proposals. Alternatively, you can follow the telephone or Internet voting instructions on your proxy card.

Q:	What should an Investors Bancorp stockholder do if he or she received more than one set of voting materials?

A:	As an Investors Bancorp stockholder, you may receive more than one set of voting materials, including multiple copies of this Joint Proxy Statement/Prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Investors Bancorp shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Investors Bancorp shares. If you are a holder of record and your Investors Bancorp shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Roma Financial common stock and Investors Bancorp common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this Joint Proxy Statement/Prospectus in the sections titled “Investors Bancorp, Inc.’s Annual Meeting of Stockholders.”

Q:	May an Investors Bancorp stockholder change or revoke the stockholder’s vote after submitting a proxy?

A:	Yes. If you have not voted through your broker, you can change your vote by:

•	providing written notice of revocation to the Corporate Secretary of Investors Bancorp, which must be filed with the Corporate Secretary by the time the annual meeting begins; or

•	attending the annual meeting and voting in person. Any earlier proxy will be revoked. However, simply attending the annual meeting without voting will not revoke your proxy.

If you have instructed a broker to vote your shares, you must follow your broker’s directions to change your vote.

Q:	If I am an Investors Bancorp stockholder, who can help answer my questions?

A:	If you have any questions about the Merger or the annual meeting, or if you need additional copies of this Joint Proxy Statement/Prospectus or the enclosed proxy card, you should contact Investors Bancorp’s proxy solicitor, AST Phoenix Advisors, at 800-249-7120 for stockholders or 212-493-3910 for banks and brokers.

Q:	Where can I find more information about Investors Bancorp and Roma Financial?

A:	You can find more information about Investors Bancorp and Roma Financial from the various sources described under the section titled “Where You Can Find More Information” at the end of this Joint Proxy Statement/Prospectus.

QUESTIONS AND ANSWERS ABOUT THE ROMA FINANCIAL ANNUAL MEETING AND THE

MERGER

Q:	What is the proposed transaction?

A:	You are being asked to vote on the approval of a Merger Agreement dated as of December 19, 2012 (the “Merger Agreement”) that provides for (i) the merger of Roma MHC into Investors MHC, (ii) the merger of Roma Financial into Investors Bancorp, and (iii) the merger of Roma Bank into Investors Bancorp’s banking subsidiary, Investors Bank. The terms of the Merger Agreement are described in this Joint Proxy Statement/Prospectus. A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Annex A. In order to complete the merger of Roma Financial into Investors Bancorp, the stockholders of each company must vote to adopt the Merger Agreement and approve the Merger. Both Roma Financial and Investors Bancorp will hold annual meetings of their respective stockholders to obtain these approvals. This Joint Proxy Statement/Prospectus contains important information about the Merger, the Merger Agreement, the annual meetings, and other related matters, and you should read it carefully. You are also being asked to elect two directors, to approve, by a non-binding advisory vote, certain compensation arrangements for Roma Financial’s named executive officers in connection with the merger, to ratify the appointment of ParenteBeard LLC as the independent registered public accounting firm for Roma Financial for the year ending December 31, 2013 and to adjourn the annual meeting, if necessary.

Q:	What will happen to Roma Financial as a result of the Merger?

A.	If the Merger is completed, Roma Financial will merge into Investors Bancorp, and Roma Financial will cease to exist. Immediately following the Mid-Tier Merger, Roma Bank, a wholly-owned subsidiary of Roma Financial, will merge with and into Investors Bank, a New Jersey savings bank and wholly-owned subsidiary of Investors Bancorp, with Investors Bank being the surviving bank.

Q:	What will Roma Financial stockholders be entitled to receive in the Mid-Tier Merger?

A:	Under the Merger Agreement, each share of Roma Financial common stock will be exchanged for 0.8653 of a share of Investors Bancorp common stock.

Investors Bancorp will not issue fractional shares in the Mid-Tier Merger. Instead, each Roma Financial stockholder will receive a cash payment, without interest, for the value of any fraction of a share of Investors Bancorp common stock that such stockholder would otherwise be entitled to receive. See “Approval of the Merger Agreement—Consideration to be Received in the Mid-Tier Merger” on page 74 and “Description of Investors Bancorp, Inc. Capital Stock” on page 101.

Q:	What dividends will be paid after the Merger?

A:	Investors Bancorp has commenced a quarterly cash dividend payment, currently at the rate of $0.05 per quarter. Following the Merger, the declaration of dividends will be at the discretion of Investors Bancorp’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of Investors Bancorp, applicable law and government regulations and other factors deemed relevant by Investors Bancorp’s board of directors.

Q:	How does a Roma Financial stockholder exchange his or her stock certificates?

A:	No later than five business days after the effective time of the Mid-Tier Merger, Investors Bancorp’s exchange agent will mail to each holder of record of Roma Financial common stock a transmittal letter with instructions on how to surrender certificates representing shares of Roma Financial common stock for the merger consideration. If your shares are held in a brokerage account, this exchange will occur automatically without any action on your part.

Please do not send in your Roma Financial stock certificates until you receive the letter of transmittal and instructions from the exchange agent. Do not return your stock certificates with the enclosed proxy card.

Q:	What are the tax consequences of the Merger to Roma Financial stockholders?

A:	No gain or loss should be recognized except with respect to the cash received in lieu of any fractional share of Investors Bancorp common stock. Roma Financial stockholders should consult their own tax advisor for a full understanding of the Merger’s tax consequences that are particular to each stockholder. See “Approval of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Are Roma Financial stockholders entitled to dissenters’ rights?

A:	No, federal law and regulations do not provide for dissenters’ rights for stockholders of federal mid-tier corporations.

Q:	Why do Roma Financial and Investors Bancorp want to merge?

A:	Roma Financial believes that the proposed Merger will provide Roma Financial stockholders with substantial benefits as future stockholders of Investors Bancorp, and Investors Bancorp believes that the Merger will further its strategic growth plans. As a larger company, Investors Bancorp can provide the capital and resources needed to compete more effectively in Roma’s market area and offer a broader array of products and services to better serve Roma’s banking customers. To review the reasons for the Merger in more detail, see “Approval of the Merger Agreement—Background of and Reasons for the Merger” on page 42 and “—Investors Bancorp’s Reasons for the Merger” on page 53.

Q:	What vote is required to approve the Merger Agreement?

A:	Holders of at least (i) two-thirds of the outstanding shares of Roma Financial common stock entitled to vote and (ii) a majority of the shares of Roma Financial common stock held by stockholders other than Roma MHC must vote in favor of the proposal to approve the Merger Agreement. In addition, approval of the Merger Agreement requires approval by the members of Roma MHC (depositors and certain borrowers of Roma Bank) at a special meeting of members called for that purpose.

Q:	Why are Roma Financial stockholders being asked to approve, on a nonbinding advisory basis, certain Merger-Related Executive Compensation?

A:	The Securities and Exchange Commission has adopted new rules that require Roma Financial to seek a nonbinding advisory vote with respect to certain payments that may be made to Roma Financial’s named executive officers in connection with the Merger.

Q:	What will happen if Roma Financial stockholders do not approve certain Merger-Related Executive Compensation at the annual meeting?

A:	The vote with respect to the Merger-Related Executive Compensation is an advisory vote and will not be binding on Roma Financial. Therefore, if the Merger Agreement is approved by Roma Financial’s stockholders, the Merger-Related Executive Compensation may still be paid to the Roma Financial named executive officers if and to the extent required or allowed under applicable law even if Roma Financial stockholders do not approve the Merger-Related Executive Compensation.

Q:	Will the Merger-Related Executive Compensation be paid if the Merger is not consummated?

A:	No.

Q:	When and where is the Roma Financial annual meeting?

A:	The annual meeting of Roma Financial stockholders is scheduled to take place at Nottingham Ballroom, located at 200 Mercer Street, Hamilton, New Jersey 08690-1406 at 9:00 a.m., Eastern Time, on May 30, 2013.

Q:	Who is entitled to vote at the Roma Financial annual meeting?

A:	Holders of shares of Roma Financial common stock at the close of business on April 15, 2013, which is the record date, are entitled to vote on the proposal to approve the Merger Agreement and the other proposals in this Joint Proxy Statement/Prospectus. As of the Roma Financial Record Date, 30,116,769 shares of Roma Financial common stock were outstanding and entitled to vote.

Q:	If I plan to attend the Roma Financial annual meeting in person, should I still return my proxy or vote by telephone or Internet?

A:	Yes. Whether or not you plan to attend the Roma Financial annual meeting, you should complete and return the enclosed proxy card or vote by telephone or Internet. The failure of a Roma Financial stockholder to vote in person or by proxy, telephone or Internet will have the same effect as a vote “AGAINST” the Merger Agreement.

Q:	What do I need to do now to vote my shares of Roma Financial common stock?

A:	After you have carefully read and considered the information contained in this Joint Proxy Statement/Prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. If you prefer, you may vote by using the telephone or Internet. For information on submitting your proxy by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card. This will enable your shares to be represented at the annual meeting. You may also vote in person at the annual meeting. If you do not return a properly executed proxy card or submit voting instructions via telephone or internet and do not vote at the annual meeting, this will have the same effect as a vote against the Merger Agreement. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of adoption of the Merger Agreement, the proposal regarding the Merger-Related Executive Compensation, for the election of the nominees for director, for the ratification of the appointment of ParenteBeard LLC as Roma Financial’s independent registered public accounting firm for the year ending December 31, 2013 and for the adjournment of the annual meeting, if necessary. You may change your vote or revoke your proxy before the annual meeting by filing with the Secretary of Roma Financial a duly executed revocation of proxy, by submitting a new proxy card with a later date, by submitting different voting instructions by telephone or Internet or by voting in person at the annual meeting.

Q:	What should a Roma Financial stockholder do if he or she received more than one set of voting materials?

A:	As a Roma Financial stockholder, you may receive more than one set of voting materials, including multiple copies of this Joint Proxy Statement/Prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your Roma Financial shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Roma Financial shares. If you are a holder of record and your Roma Financial shares are registered in different names, you will receive more than one proxy card. In addition, if you are a holder of both Roma Financial common stock and Investors Bancorp common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions for telephone and Internet voting as set forth in this Joint Proxy Statement/Prospectus in the sections titled “Roma Financial Annual Meeting of Stockholders.”

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares of Roma Financial common stock on the proposal to approve the Merger Agreement unless you provide instructions on how to vote. Please instruct your broker how to vote your shares, following the directions that your broker provides. If you do not provide instructions to your broker on the proposal to approve the Merger Agreement, the proposal regarding the Merger-Related Executive Compensation or the proposal regarding adjournment, your shares will not be voted, and this will have the effect of voting against the Merger Agreement, but will not affect the proposal regarding the Merger-Related Executive Compensation or the proposal regarding adjournment. Your broker does not have discretionary authority to vote your shares for the nominees for director either but will have discretionary authority to vote your shares with respect to the ratification of the appointment of ParenteBeard LLC. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	When is the Merger expected to be completed?

A:	We will try to complete the Merger as soon as possible. Before that happens, the Merger Agreement must be approved by Roma Financial stockholders and Roma MHC members, as well as Investors Bancorp stockholders and we must obtain the necessary regulatory approvals. Assuming we receive the required approvals of the holders of Roma Financial common stock and the members of Roma MHC, and we obtain the other necessary approvals, we expect to complete the Merger in the second calendar quarter of 2013.

Q:	Who can answer my other questions?

A:	If you have more questions about the Merger or how to submit your proxy, or if you need additional copies of this Joint Proxy Statement/Prospectus or the enclosed proxy form, Roma Financial stockholders should contact Roma Financial’s proxy solicitor, AST Phoenix Advisors, toll-free, at 866-751-6315, Monday through Friday from 9:00 a.m. to 5:00 p.m. and Saturday from 12:00 noon to 6:00 p.m., Eastern Time. Banks and brokers should call AST Phoenix Advisors at 212-493-3910.

Q:	Where can I find more information about Roma Financial and Investors Bancorp ?

A:	You can find more information about Roma Financial and Investors Bancorp from the various sources described under the section titled “Where You Can Find More Information” at the end of this Joint Proxy Statement/Prospectus.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this Joint Proxy Statement/Prospectus, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this Joint Proxy Statement/Prospectus titled “Caution About Forward-Looking Statements” beginning on page 22.

The price of Investors Bancorp common stock might decrease after the Merger.

The number of shares of Investors Bancorp common stock to be received for each share of Roma Financial common stock is fixed. As such, the value of what you will receive will increase or decrease as the market price for the Investors Bancorp common stock changes. During the twelve-month period ended on April 15, 2013 (the most recent practicable date before the printing of this Joint Proxy Statement/Prospectus), the price of Investors Bancorp common stock varied from a low of $14.50 to a high of $19.30, and ended that period at $18.95. The market value of Investors Bancorp common stock fluctuates based upon general market and economic conditions, Investors Bancorp’s business and prospects and other factors.

Failure to complete the Merger could negatively impact the stock prices and future business and financial results of Roma Financial.

If the Merger is not completed, the ongoing business of Roma Financial may be adversely affected and Roma Financial will be subject to several risks, including the following:

•

Roma Financial, Roma Bank and RomAsia Bank will be required to pay certain costs relating to the Merger, whether or not the Merger is completed, such as legal, accounting, financial advisory and printing fees and, in certain circumstances, a termination fee to Investors;

•

under the Merger Agreement, Roma Financial is subject to certain restrictions on the conduct of its business prior to completing the Merger, which may adversely affect its ability to execute certain of its business strategies;

•	Roma Bank will continue to be required to operate under the enforcement agreement entered into with the OCC, effective September 21, 2012 (the “OCC Agreement”);

•	Roma Financial and Roma Bank will have to resume its search for a replacement for its retiring chief executive officer; and

•

matters relating to the Merger may require substantial commitments of time and resources by Roma Financial management, which could otherwise have been devoted to other opportunities that may have been beneficial to Roma Financial as an independent company.

In addition, if the Merger is not completed, Roma Financial may experience negative reactions from the financial markets and from its customers and employees. Roma Financial also could be subject to litigation related to any failure to complete the Merger.

Regulatory Approvals May Not Be Received, May Take Longer than Expected or May Impose Conditions that Are Not Presently Anticipated or Cannot Be Met.

Before the transactions contemplated in the merger agreement, including the Merger and the Bank Merger, may be completed, various approvals must be obtained from the bank regulatory and other governmental authorities. These governmental entities may impose conditions on the granting of such approvals. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying completion of the Merger or of imposing additional costs or limitations on Investors Bancorp following the

Merger. The regulatory approvals may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the Merger. In addition, Investors Bancorp may elect not to consummate the Merger if, in connection with any regulatory approval required for the Merger, a burdensome condition (as defined herein) is imposed on Investors Bancorp.

Investors Bancorp may be unable to successfully integrate Roma Financial’s operations and retain Roma Financial’s employees.

The Merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures;

•	retaining key customers; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of Roma Financial who are expected to be retained by Investors Bancorp. Investors Bancorp may not be successful in retaining these employees for the time period necessary to successfully integrate Roma Financial’s operations with those of Investors Bancorp. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of Investors Bancorp following the Merger.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Roma Financial.

Until the completion of the Mid-Tier Merger, with some exceptions, Roma Financial is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than Investors Bancorp. In addition, Roma Financial has agreed to pay a termination fee to Investors Bancorp in specified circumstances. These provisions could discourage other companies from trying to acquire Roma Financial even though those other companies might be willing to offer greater value to Roma Financial’s stockholders than Investors Bancorp has agreed to pay.

Certain of Roma Financial’s officers and directors have interests that are different from, or in addition to, interests of Roma Financial’s stockholders generally.

You should be aware that the directors and officers of Roma Financial have interests in the Merger that are different from, or in addition to, your interests as Roma Financial stockholders generally. These include: severance payments that certain officers may receive under existing employment agreements, subject to regulatory restrictions; the accelerated vesting of and exchange of Roma Financial stock options into stock options to acquire shares of Investors Bancorp common stock; accelerated vesting of restricted stock; three current Roma Financial board members joining the Investors Bancorp, Investors MHC and Investors Bank boards of directors upon completion of the Merger and the appointment of the remaining Roma Financial directors to an advisory board for a period of no less than five years at annual compensation of $39,000; and provisions in the Merger Agreement relating to indemnification of directors and officers and insurance for directors and officers of Roma Financial for events occurring before the Merger. For a more detailed discussion of these interests, see “Approval of the Merger Agreement—Interests of Certain Persons in the Merger that are Different from Yours” beginning on page 79.

The fairness opinion obtained by Roma Financial from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Sandler, Roma Financial’s financial advisor in connection with the Mid-Tier Merger, has delivered to the board of directors of Roma Financial its opinion dated as of December 19, 2012. The opinion of Sandler stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair, from a financial point of view, to the public stockholders of Roma Financial. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Investors Bancorp or Roma Financial, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the conclusions of Sandler.

The fairness opinion obtained by Investors Bancorp from RBCCM will not reflect changes in circumstances subsequent to the date of the fairness opinion.

RBCCM has delivered to the board of directors of Investors Bancorp its opinion dated as of December 19, 2012. The opinion of RBCCM stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration in the proposed Mid-Tier Merger was fair to Investors Bancorp from a financial point of view. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Investors Bancorp or Roma Financial, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the conclusions of RBCCM.

RBCCM did not advise Investors Bancorp in connection with the negotiation, pricing or structuring of the proposed merger. Such advice was provided by Stifel.

Holders of Roma Financial common stock do not have dissenters’ appraisal rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the merger consideration offered to stockholders in connection with the extraordinary transaction. Federal law does not provide Roma Financial’s stockholders with dissenters’ rights in connection with the Mid-Tier Merger.

Roma Financial stockholders will have less influence as a shareholder of Investors Bancorp than as a shareholder of Roma Financial.

Roma Financial stockholders currently have the right to vote in the election of the board of directors of Roma Financial and on other matters affecting Roma Financial. Based upon the maximum number of shares of Investors Bancorp common stock to be received by Roma Financial stockholders in the merger, the current stockholders of Roma Financial as a group would own approximately 18.9% of the voting power of the combined organization immediately after the merger. When the merger occurs, each Roma Financial shareholder will become a shareholder of Investors Bancorp with a percentage ownership of the combined organization much smaller than such shareholder’s percentage ownership of Roma Financial. Because of this, Roma Financial stockholders will have less influence on the management and policies of Investors Bancorp than they now have on the management and policies of Roma Financial.

Future results of the combined companies may materially differ from the pro forma financial information presented in this Joint Proxy Statement/Prospectus.

Investors Bancorp and Roma Financial may not be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of the historical results of Investors Bancorp and Roma Financial. We have estimated that the combined company will record approximately $22.5 million of Merger-related costs. The costs may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate the two companies. Furthermore, these costs may decrease the capital of the combined company that could be used for profitable, income-earning investments in the future.

Additionally, in determining that the Merger is in the best interests of Roma Financial and its stockholders, Roma Financial’s board of directors considered that enhanced earnings may result from the consummation of the Merger, including from reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, there can be no assurance that any enhanced earnings will result from the Merger.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to herein as the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to herein as the “Exchange Act”), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page 18.

Because of these and other uncertainties, Investors Bancorp’s and Roma Financial’s actual results, performance or achievements, or industry results, or Investors MHC’s ability to conduct a mutual-to-stock conversion, may be materially different from the results indicated by these forward-looking statements. In addition, Investors Bancorp’s and Roma Financial’s past results of operations do not necessarily indicate their future results, or Investors Bancorp’s future results after integration of Roma Financial. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Neither Investors Bancorp nor Roma Financial is undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables show summarized historical financial data for Investors Bancorp and Roma Financial. You should read this summary financial information in connection with Investors Bancorp’s historical financial information, to the extent it is incorporated by reference into this document from Investors Bancorp’s Annual Report on Form 10-K for the Year Ended December 31, 2012, and Roma Financial’s historical financial information, to the extent it is incorporated into this document from Roma Financial’s Annual Report on Form 10-K for the Year Ended December 31, 2012. See “Where You Can Find More Information.”

Selected Historical Financial Information of Investors Bancorp

	At December 31,				At June 30,
	2012	2011	2010	2009	2009
	(In thousands)
Selected Financial Condition Data:
Total assets	$12,722,574	$10,701,585	$9,602,131	$8,357,816	$8,136,432
Loans receivable, net	10,306,786	8,794,211	7,917,705	6,615,459	6,143,169
Loans held-for-sale	28,233	18,847	35,054	27,043	61,691
Securities held to maturity, net	179,922	287,671	478,536	717,441	846,043
Securities available for sale, at estimated fair value	1,385,328	983,715	602,733	471,243	355,016
Bank owned life insurance	113,941	112,990	117,039	114,542	113,191
Deposits	8,768,857	7,362,003	6,774,930	5,840,643	5,505,747
Borrowed funds	2,705,652	2,255,486	1,826,514	1,600,542	1,730,555
Stockholders’ equity	1,066,817	967,440	901,279	850,213	819,283

	Year Ended December 31,				Six Months Ended December 31,	Year Ended June 30,
	2012	2011	2010	2009	2009	2009 (1)
	(In thousands)
Selected Operating Data:
Interest and dividend income	$496,189	$473,572	$428,703	$384,385	$198,272	$368,060
Interest expense	123,444	144,488	159,293	192,096	90,471	201,924

Net interest income	372,745	329,084	269,410	192,289	107,801	166,136
Provision for loan losses	65,000	75,500	66,500	39,450	23,425	29,025

Net interest income after provision for loan losses	307,745	253,584	202,910	152,839	84,376	137,111
Non-interest income (loss)	44,112	29,170	26,525	14,835	9,007	(148,430)
Non-interest expenses	207,007	157,587	130,813	109,118	56,500	97,799

Income (loss) before income tax expense (benefit)	144,850	125,167	98,622	58,556	36,883	(109,118)
Income tax expense (benefit)	56,083	46,281	36,603	23,444	14,321	(44,200)

Net income (loss)	$88,767	$78,886	$62,019	$35,112	$22,562	$(64,918)

Earnings (loss) per share—basic	$0.83	$0.73	$0.57	$0.33	$0.21	$(0.62)
Earnings (loss) per share—diluted	$0.82	$0.73	$0.56	$0.33	$0.21	$(0.62)
Dividend per share (2)	$0.05	—	—	—	—	—
Dividend payout ratio (2)	6.05%	—	—	—	—	—

(1)	June 30, 2009 year end results reflect a $158.0 million pre-tax other-than temporary impairment (“OTTI”) charge related to investments in trust preferred securities.
(2)	Investors Bancorp declared its first cash dividend of $0.05 per share in the third quarter of 2012. Includes a dividend payment of $0.05 per share to Investors MHC.

	At or For the Year Ended December 31,				At or for the Six Months Ended December 31,	At or for the Year Ended June 30,
	2012	2011	2010	2009	2009	2009	2008
Selected Financial Ratios and Other Data:
Performance Ratios:
Return (loss) on assets (ratio of net income or loss to average total assets)	0.77%	0.78%	0.70%	0.45%	0.55%	(0.90%)	0.27%
Return (loss) on equity (ratio of net income or loss to average equity)	8.68%	8.43%	6.95%	4.40%	5.46%	(8.14%)	1.92%
Net interest rate spread (1)	3.26%	3.22%	2.97%	2.28%	2.49%	2.06%	1.28%
Net interest margin (2)	3.40%	3.39%	3.17%	2.53%	2.72%	2.38%	1.81%
Efficiency ratio (3)	49.66%	43.68%	44.20%	52.68%	48.37%	552.35%	71.81%
Efficiency ratio—Adjusted (4)	46.47%	43.68%	44.20%	50.60%	48.33%	54.39%	71.55%
Non-interest expense to average total assets	1.81%	1.54%	1.47%	1.38%	1.37%	1.35%	1.35%
Average interest-earning assets to average interest-bearing liabilities	1.13x	1.11x	1.10x	1.10x	1.10x	1.11x	1.15x
Asset Quality Ratios:
Non-performing assets to total assets	1.14%	1.48%	1.74%	1.44%	1.44%	1.50%	0.30%
Non-accrual loans to total loans	1.16%	1.60%	2.08%	1.81%	1.81%	1.97%	0.42%
Allowance for loan losses to non-performing loans	117.92%	76.79%	54.81%	45.80%	45.80%	38.30%	70.03%
Allowance for loan losses to total loans	1.36%	1.32%	1.14%	0.83%	0.83%	0.76%	0.29%
Capital Ratios:
Risk-based capital (to risk-weighted assets) (5)	11.24%	12.91%	13.75%	15.78%	15.78%	16.88%	21.77%
Tier I risk-based capital (to risk-weighted assets) (5)	9.98%	11.65%	12.50%	14.70%	14.70%	15.86%	21.37%
Total capital (to average assets) (5)	7.59%	8.21%	8.56%	9.03%	9.03%	9.52%	11.93%
Equity to total assets	8.39%	9.04%	9.39%	10.17%	10.17%	10.07%	12.91%
Average equity to average assets	8.92%	9.26%	10.02%	10.11%	9.99%	11.05%	13.94%
Book value per common share	$9.81	$8.98	$8.23	$7.67	$7.67	$7.38	$7.87
Other Data:
Number of full service offices	101	81	82	65	65	58	52
Full time equivalent employees	1,193	959	869	704	704	647	537

(1)	The net interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted—average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Excludes pre-tax acquisition charges related to Marathon and Brooklyn Federal Savings Bank of $13.3 million for the year ended December 31, 2012, OTTI of $1.4 million and $91,000 for the year and six months ended December 31, 2009, respectively, and $158.5 million and $409,000 for the years ended June 30, 2009 and 2008, respectively. Also excludes FDIC special assessment of $3.6 million for the years ended December 31, 2009 and June 30, 2009.
(5)	Ratios are for Investors Bank and do not include capital retained at the holding company level.

Selected Historical Financial Information of Roma Financial

Balance Sheet Data:

	At December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Total assets	$1,814,140	$1,888,084	$1,819,154	$1,312,001	$1,077,095
Loans receivable, net	1,037,404	962,389	893,842	585,759	520,406
Mortgage-backed securities held to maturity	343,318	438,523	421,114	248,426	301,878
Securities available for sale	28,921	42,491	52,513	30,144	17,000
Investment securities held to maturity	127,916	241,185	244,421	305,349	74,115
Cash and cash equivalents	144,451	84,659	89,587	50,895	80,419
Goodwill	1,826	1,826	1,826	572	572
Deposits	1,484,569	1,575,606	1,503,560	1,015,755	764,233
Federal Home Loan Bank borrowings	52,385	33,316	35,000	24,826	46,929
Securities sold under agreement to repurchase	40,000	40,000	40,000	40,000	40,000
Total stockholders’ equity	215,609	217,955	212,476	216,220	213,016

Summary of Operations:

	At December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Interest income	$66,298	$73,552	$66,413	$54,813	$48,095
Interest expense	15,480	20,797	20,276	21,683	19,720

Net interest income	50,818	52,755	46,137	33,130	28,375
Provision for loan losses	6,726	4,491	6,855	3,280	787

Net interest income after provision for loan losses	44,092	48,264	39,282	29,850	27,588
Non-interest income	7,466	5,170	7,369	2,804	4,229
Non-interest expense	49,905	43,028	38,477	29,012	25,120

Income before income taxes	1,653	10,406	8,174	3,642	6,697
Provisions for income taxes	907	3,303	2,981	1,035	2,190

Net income before noncontrolling interests	746	7,103	5,193	2,607	4,507
Noncontrolling interests	(122)	(123)	(87)	8	161

Net Income	$624	$6,980	$5,106	$2,615	$4,668

Net income per share—basic and diluted	$0.02	$0.23	$0.17	$0.09	$0.15

Dividends per share (1)	$0.12	$0.32	$0.32	$0.32	$0.32

Dividend payout ratio (1)	268.43%	31.83%	45.56%	92.16%	53.85%

Weighted number of common shares outstanding	29,757	29,759	30,554	30,680	30,584

(1)	Includes dividends received or waived by Roma MHC.

	At December 31,
	2012	2011	2010	2009	2008
Performance Ratios
Return on average assets (net income divided by average total assets)	0.03%	0.37%	0.32%	0.22%	0.48%
Return on average equity (net income divided by average equity)	0.03%	3.23%	2.38%	1.23%	2.15%
Net interest rate spread	2.85%	2.77%	3.18%	3.46%	2.67%
Net interest margin on average interest-earning assets	2.91%	2.97%	3.10%	2.94%	3.18%
Average interest-earning assets to average interest-bearing liabilities	1.14x	1.13x	1.16x	1.19x	1.23x
Efficiency ratio (non-interest expense divided by the sum of net interest income and non-interest income)	85.62%	74.28%	82.77%	89.56%	78.95%
Non-interest expense to average assets	2.70%	2.30%	2.50%	2.57%	2.81%
Asset Quality Ratios:
Non-performing loans to total loans	4.34%	4.59%	4.44%	2.48%	1.98%
Non-performing assets to total assets	3.07%	2.56%	2.42%	1.27%	0.96%
Net charge-offs to average loans outstanding	0.34%	0.98%	0.03%	0.05%	0.03%
Allowance for loan losses to total loans	0.81%	0.55%	1.08%	0.88%	0.42%
Allowance for loan losses to non-performing loans	18.32%	12.04%	24.40%	35.40%	21.42%
Allowance for loan losses to Roma Financial non-performing loans	28.10%	23.1%	43.80%	35.40%	21.42%
Capital Ratios:
Average equity to average assets (average equity divided by average total assets)	11.72%	11.50%	13.65%	17.50%	22.37%
Equity to assets at period end	11.88%	11.55%	11.68%	16.48%	19.62%
Tangible equity to tangible assets at period end	11.79%	11.50%	11.63%	15.75%	18.25%
Number of Offices:
Offices	26	26	26	15	11

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL

INFORMATION RELATING TO ROMA FINANCIAL MERGER

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to the proposed Merger. The unaudited pro forma combined condensed consolidated balance sheet combines the historical financial information of Investors Bancorp and Roma Financial as of December 31, 2012 and assumes that the Merger was completed on that date. The unaudited pro forma combined condensed consolidated statements of income combine the historical financial information of Investors Bancorp and Roma Financial and give effect to the Merger as if it had been completed as of January 1, 2012. The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the mergers been completed on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The financial information should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Information. Certain reclassifications have been made to Roma Financial’s historical financial information in order to conform to Investors Bancorp’s presentation of financial information.

The actual value of Investors Bancorp common stock to be recorded as consideration in the Merger will be based on the closing price of Investors Bancorp common stock at the time of the Merger completion date. The proposed Merger with Roma Financial is targeted for completion in the second quarter of 2013. There can be no assurance that the Merger will be completed as anticipated. For purposes of the pro forma financial information, the fair value of Investors Bancorp common stock to be issued to public shareholders in connection with the Merger was based on the $17.34 average closing price of the stock for the ten day period ending December 18, 2012, which was shortly prior to the date of the execution of the Merger Agreement, and Investors Bancorp common shares to be issued to and held by Investors MHC have been valued at approximately $3.51 per share to reflect the economic nature of the securities and the related restrictions, as they are not publicly traded shares.

The pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of Roma Financial at their respective fair values, and represents the pro forma estimates by Investors Bancorp based on available fair value information as of the date of the Merger Agreement.

The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for the Merger will be determined after the Merger is completed and after completion of thorough analyses to determine the fair value of Roma Financial’s tangible and identifiable intangible assets and liabilities as of the dates the Merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Investors Bancorp’s income statement due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Roma Financial’s stockholders’ equity, including results of operations from December 31, 2012 through the date the Merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Investors Bancorp anticipates that the Merger will provide the combined company with financial benefits that include reduced operating expenses. These cost savings are not included in these pro forma statements and there can be no assurance that expected cost savings will be realized. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

The unaudited pro forma combined condensed consolidated balance sheet information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Investors Bancorp and Roma Financial, which are incorporated in this Joint Proxy Statement/Prospectus by reference. See “Where You Can Find More Information” on page 183.

The unaudited pro forma stockholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Investors Bancorp common stock or the actual or future results of operations of Investors Bancorp for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

As of December 31, 2012

(In thousands)	Investors Bancorp Historical	Roma Financial Historical	Pro Forma Merger Adjustments		Pro Forma Combined Investors/ Roma Financial
Assets
Cash and cash equivalents	$155,153	$144,451	$(2,120	)(1)	$297,484
Securities	1,715,751	509,157	26,860	(2)	2,251,768
Total loans	10,448,958	1,046,073	(35,547	)(3)	11,459,484
Less: Allowance for loan losses	142,172	8,669	(8,669	)(3)	142,172

Net loans	10,306,786	1,037,404	(26,878)		11,317,312
Goodwill	77,063	1,826	(1,826	)(4)	77,063
Other identifiable intangible assets	22,159	—	8,052	(5)	30,211

Total intangible assets	99,222	1,826	6,226		107,274
Other assets	445,662	121,302	2,527	(6)	569,491

Total assets	$12,722,574	$1,814,140	$6,615		$14,543,329

Liabilities
Total deposits	$8,768,857	$1,484,569	$5,155	(7)	$10,258,581
Total borrowings	2,705,652	92,385	10,600	(8)	2,808,637
Other liabilities	181,248	21,577	—		202,825

Total liabilities	11,655,757	1,598,531	15,755		13,270,043
Total stockholders’ equity	1,066,817	215,609	(9,140	)(9)	1,273,286

Total liabilities and stockholders’ equity	$12,722,574	$1,814,140	$6,615		$14,543,329

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Income

For the Fiscal Year Ended December 31, 2012

(In thousands, except per share data)	Investors Bancorp Historical	Roma Financial Historical	Pro Forma Merger Adjustments		Pro Forma Combined Investors/ Roma
Interest and dividend income
Loans	$455,221	$47,356	$(1,428	)(10)	$501,149
Securities and other	40,968	18,942	(3,236	)(10)	56,674

Total interest and dividend income	496,189	66,298	(4,664)		557,823
Interest expense
Deposits	63,582	12,492	(1,718	)(11)	74,356
Borrowings	59,862	2,988	(2,023	)(12)	60,827

Total interest expense	123,444	15,480	(3,741)		135,183

Net interest income	372,745	50,818	(923)		422,640
Total non-interest income	44,112	7,466	—		51,578

Total net revenue	416,857	58,284	(923)		474,218
Provision for loan losses	65,000	6,726	—		71,726
Total non-interest expense	207,007	49,905	—		256,912

Income (loss) before income taxes	144,850	1,653	(923)		145,580
Income tax expense (benefit)	56,083	907	(357	)(13)	56,633

Net income before noncontrolling interests	88,767	746	(566)		88,947
(Income) Attributable to noncontrolling interests	—	(122)	122	(14)	—

Net income (loss)	$88,767	$624	$(444)		$88,947

Earnings (loss) per common share:
Basic	$0.83	$0.02	$—		$0.67
Diluted	$0.82	$0.02	$—		$0.66
Weighted average common shares outstanding:
Basic	107,371,685	29,756,765	25,748,529		133,120,214
Diluted	108,091,522	29,756,765	25,748,529		133,840,051

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

Note A—Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information and explanatory notes show the impact on the historical financial condition and income of Investors Bancorp resulting from the proposed Roma Financial merger under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Roma Financial are recorded by Investors Bancorp at their respective fair values as of the date each merger is completed. Investors Bancorp’s acquisition of Marathon was completed on October 15, 2012, and is reflected in the historical financial information of Investors Bancorp included in the unaudited pro forma combined condensed consolidated financial information. The unaudited pro forma combined condensed consolidated balance sheet combines the historical financial information of Investors Bancorp and Roma Financial as of December 31, 2012, and assumes that the Merger was completed on that date. The unaudited pro forma combined condensed consolidated statement of income gives effect to the Merger as if it had been completed on January 1, 2012.

As the Merger is recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit, and no allowance for loan losses is carried over to Investors Bancorp’s statement of financial condition. In addition, certain anticipated nonrecurring costs associated with the Merger such as severance, professional fees, legal fees, and conversion related expenditures are not reflected in the pro forma statements of operations.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan losses and the allowance for loan losses, for purposes of the unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2012, we assumed no adjustments to the historical amount of Roma Financial’s provision for loan losses.

Note B—Accounting Policies and Financial Statement Classifications

The accounting policies of Roma Financial are in the process of being reviewed in detail by Investors Bancorp. On completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note C—Merger and Acquisition Integration Costs

The plans to integrate the operations of Roma Financial with those of Investors Bancorp are still being developed. The specific details of these plans will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where there may be potential advantage in eliminating redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers and selling or otherwise disposing of certain premises, furniture and equipment. Investors Bancorp expects to incur merger related costs including professional fees, legal fees, system conversion costs, and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and timing of these integration actions.

Note D—Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

1)	Adjustment to reflect the purchase of non controlling interest in Roma Financial subsidiary.

2)	Adjustment to reflect preliminary estimate of fair value of acquired investment securities.

3)	Adjustment to reflect acquired loans at their preliminary fair value, including credit and interest rate considerations.

4)	Represents adjustments to goodwill resulting from recording the assets and liabilities of Roma Financial at fair value. These adjustments are preliminary and are subject to change. The final adjustments will be calculated when the Merger is completed, and may be materially different than those presented here.

5)	Reflects establishment of identifiable intangibles for estimated core deposit intangibles.

6)	Reflects preliminary estimate to increase net deferred tax assets resulting from the fair value adjustments related to the acquired assets and liabilities, identifiable intangibles, and other deferred tax items. The actual tax asset adjustments will depend on facts and circumstances existing at the completion of the merger.

7)	Represents the estimated fair value adjustment to certificate of deposit liabilities.

8)	Represents the estimated fair value adjustment to borrowings.

9)	The actual equity adjustment is based on the fair value of Investors Bancorp common stock on the date that the Merger closes, which could be materially different from the amount presented here. Stockholders’ equity excludes certain non-recurring transaction related costs as well as any potential gain on acquisition resulting from the excess of the fair value of net assets acquired over the consideration paid for Roma Financial.

10)	Reflects the estimated net amortization of premiums and discounts on acquired investment securities and loans.

11)	Reflects the estimated amortization of the related fair value adjustments to interest-bearing deposits using the effective interest method over the remaining terms to maturity.

12)	Estimated net amortization of premiums on acquired borrowings.

13)	Income tax on pro forma adjustments using a 38.72% tax rate.

14)	Reflects Investors Bancorp acquiring the noncontrolling interest of Roma Financial subsidiary.

Note E—Effect of Hypothetical Adjustments on Roma Financial’s Historical Financial Statements

The unaudited pro forma combined condensed consolidated statement of income presents the pro forma results assuming the Roma Financial merger occurred on January 1, 2012. As required by Regulation S-X Article 11, the pro forma statement of operations does not reflect any adjustments to eliminate Roma Financial’s historical provision for credit losses.

Roma Financial’s provision for credit losses for the periods presented relate to loans that Investors Bancorp is required to initially record at fair value. Such fair value adjustments include a component related to the expected credit losses on those loan portfolios.

COMPARATIVE PRO FORMA PER SHARE DATA

The following table summarizes selected share and per share information about Investors Bancorp and Roma Financial giving effect to the Merger (which we refer to as “pro forma” information). The data in the table should be read together with the financial information and the financial statements of Investors Bancorp and Roma Financial incorporated by reference or included in this Joint Proxy Statement/Prospectus. The pro forma information is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period.

The information about book value per share and shares outstanding assumes that the Merger took place as of December 31, 2012 and is based on the assumptions set forth in the preceding unaudited pro forma combined consolidated statements of financial condition. The information about dividends and earnings per share assumes that the merger took place as of January 1, 2012 and is based on the assumptions set forth in the preceding unaudited pro forma combined consolidated statements of operations. No pro forma adjustments have been included in these statements of operations which reflect potential effects of the mergers related to integration expenses, cost savings or operational synergies which are expected to be obtained by combining the operations of Investors Bancorp and Roma Financial, or the costs of combining the companies and their operations. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Investors Bancorp will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

	Investors Bancorp Historical	Roma Financial Historical	Pro Forma Combined Investors/ Roma Financial	Pro Forma Roma Financial Equivalent Shares
Book value per share:
December 31, 2012	$9.81	$7.16	$9.44	$8.17
Cash dividends paid per common share:
Year ended December 31, 2012	$0.05	$0.12	$0.05	$0.04
Basic earnings per share from continuing operations:
Year ended December 31, 2012	$0.83	$0.02	$0.67	$0.58
Diluted earnings per share from continuing operations:
Year ended December 31, 2012	$0.82	$0.02	$0.66	$0.57
Shares outstanding:
December 31, 2012	111,915,882	30,116,769	137,975,922	N/A

(1)	Pro forma combined dividends per share represent Investors Bancorp’s historical dividends per share.
(2)	Book value per share for Investors Bancorp Historical and Pro Forma Combined Investors/Roma Financial represents stockholders’ equity divided by shares outstanding, less Investors Bancorp unallocated ESOP shares of 3,119,655.
(3)	The Pro Forma Roma Financial Equivalent Shares amounts are calculated by multiplying the amounts in the Investors Bancorp/Roma Financial Combined Column by the 0.8653 exchange ratio, which represents the number of shares of Investors Bancorp common stock a Roma Financial stockholder will receive for each share of Roma Financial stock owned.

MARKET PRICE AND DIVIDEND INFORMATION

Investors Bancorp common stock is listed on the Nasdaq Global Select Market under the symbol “ISBC.” Roma Financial common stock is listed on the Nasdaq Global Select Market under the symbol “ROMA.” The following table lists the high and low prices per share for Investors Bancorp common stock and Roma Financial common stock and the cash dividends declared by each company for the periods indicated.

	Investors Bancorp Common Stock			Roma Financial Common Stock
	High	Low	Dividends	High	Low	Dividends
Quarter Ended
June 30, 2013 (through April 15, 2013)	$19.30	$18.41	$—	$16.55	$15.72	$—
March 31, 2013	$18.78	$17.42	$0.05	$16.07	$14.95	$—

December 31, 2012	$18.71	$15.84	$—	$15.15	$8.27	$—
September 30, 2012	$18.28	$15.04	$0.05	$9.78	$8.52	$—
June 30, 2012	$15.44	$14.42	$—	$9.84	$7.82	$0.04
March 31, 2012	$15.50	$13.61	$—	$11.20	$9.65	$0.08

December 31, 2011	$14.39	$12.11	$—	$10.12	$7.99	$0.08
September 30, 2011	$14.63	$12.22	$—	$10.57	$7.85	$0.08
June 30, 2011	$15.07	$13.74	$—	$10.91	$9.52	$0.08
March 31, 2011	$14.91	$13.07	$—	$11.15	$10.16	$0.08

You should obtain current market quotations for Roma Financial common stock and Investors Bancorp common stock, as the market price of both will fluctuate between the date of this document and the date on which the Mid-Tier Merger is completed. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of April 5, 2013, there were approximately 10,900 holders of record of Investors Bancorp common stock. As of April 15, 2013, there were approximately 3,430 holders of record of Roma Financial common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the Merger, the declaration of dividends will be at the discretion of Investors Bancorp’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of Investors Bancorp, applicable law and government regulations and other factors deemed relevant by Investors Bancorp’s board of directors.

ROMA FINANCIAL ANNUAL MEETING OF STOCKHOLDERS

Date, Place, Time and Purpose

Roma Financial’s board of directors is sending you this document to request that you allow your shares of Roma Financial common stock to be voted at the annual meeting by the persons named in the enclosed proxy card. At the annual meeting, the Roma Financial board of directors will ask you to vote on a proposal to approve the Merger Agreement in addition to considering and voting on a non-binding, advisory proposal to approve the Merger-Related Executive Compensation and a proposal to adjourn the annual meeting, if necessary, in order to solicit additional proxies to vote in favor of the Merger Agreement. In addition, stockholders will be asked to elect two directors to serve as directors of Roma Financial, each for a three-year term, and ratify the appointment of ParenteBeard LLC as the independent registered public accounting firm for Roma Financial for the year ending December 31, 2013. The annual meeting will be held at Nottingham Ballroom, located at 200 Mercer Street, Hamilton, New Jersey 08690-1406 at 9:00 a.m., Eastern Time, on May 30, 2013.

Who Can Vote at the Annual Meeting

You are entitled to vote if the records of Roma Financial showed that you held shares of Roma Financial common stock as of the close of business on April 15, 2013 (the “Roma Financial Record Date”). As of the close of business on that date, a total of 30,116,769 shares of Roma Financial common stock were outstanding. Each share of common stock has one vote. If you are a beneficial owner of shares of Roma Financial common stock held by a broker or other nominee (i.e., in “street name”) and you want to vote your shares in person at the annual meeting, you will have to get a written proxy in your name from the broker or other nominee who holds your shares.

Quorum; Vote Required

The annual meeting will conduct business only if a majority of the outstanding shares of Roma Financial common stock entitled to vote is represented in person or by proxy at the annual meeting. If you return valid proxy instructions or attend the annual meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker or other nominee holding shares of Roma Financial common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Merger Agreement. Approval of the Merger Agreement requires the affirmative vote of holders of (i) two-thirds of the outstanding shares of Roma Financial common stock entitled to vote at the annual meeting and (ii) a majority of the shares of Roma Financial common stock held by stockholders other than Roma MHC. Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the Merger Agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the Merger Agreement.

Proposal 2: Approval, on an advisory, non-binding basis, of certain Merger-Related Executive Compensation. Approval of certain Merger-Related Executive Compensation is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.”

Proposal 3: To elect two persons to serve as directors of Roma Financial, each for a three-year term. Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which authority to vote for the nominees being proposed is withheld.

Proposal 4: Ratify the appointment of ParenteBeard LLC as the independent public accounting firm for Roma Financial for the year ending December 31, 2013. The ratification of ParenteBeard LLC as the independent registered public accounting firm is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.”

Proposal 5: Adjourn the annual meeting if necessary to permit further solicitation of proxies. Approval of the proposal to adjourn the annual meeting if necessary to permit the further solicitation of proxies to approve the Merger Agreement is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.”

Roma Financial’s board of directors unanimously recommends a vote “FOR” approval of the Merger Agreement, “FOR” the non-binding proposal regarding certain Merger-Related Executive Compensation, “FOR” the nominees for director, “FOR” the ratification of the appointment of Parente Beard LLC as the independent registered public accounting firm for Roma Financial for the year ending December 31, 2013 and “FOR” approval of the proposal to adjourn the annual meeting if necessary to permit further solicitation of proxies to approve the Merger Agreement.

Roma Financial Shares Held by Officers and Directors and by Roma MHC

As of the Roma Financial Record Date, directors and executive officers of Roma Financial beneficially owned 228,506 shares of Roma Financial common stock, not including shares that may be acquired upon the exercise of stock options. This equals 0.78% of the outstanding shares of Roma Financial common stock and 3.1% of the shares of Roma Financial common stock held by stockholders other than Roma MHC. The directors of Roma Financial have agreed with Investors Bancorp to vote their shares in favor of the Merger Agreement at the annual meeting. In addition, as of the Roma Financial Record Date, Roma MHC owned 22,584,995 shares of Roma Financial common stock, representing 74.99% of the outstanding shares of Roma Financial common stock. Roma MHC has agreed with Investors Bancorp to vote its shares in favor of the Merger Agreement, and intends to vote its shares in favor of the election of the director nominees and the other proposals.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of the Roma Financial Record Date: (i) the ownership of persons and groups known by Roma Financial to own in excess of 5% of the outstanding shares of Roma Financial common stock, and (ii) the ownership of all executive officers and directors of Roma Financial as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Shares of Roma Financial common stock Outstanding
Roma Financial Corporation, MHC 2300 Route 33 Robbinsville, New Jersey 08691	22,584,995	(2)	74.99%
All directors and executive officers as a group (13 persons)	458,906	(3)	1.52%

(1)	In accordance with Rule 13d-3 under the Exchange Act, for purposes of this table, a person is deemed to be the beneficial owner of any shares of Roma Financial common stock if he or she has or shares voting and/or investment power with respect to such Roma Financial common stock or has the right to acquire beneficial ownership of such shares within 60 days of the Record Date.
(2)	The Board of Directors of Roma MHC directs the voting of these shares. The Board of Directors of Roma MHC consists of Roma Financial’s directors.
(3)	Includes 230,400 shares that may be purchased pursuant to the exercise of stock options which are exercisable within 60 days of the Record Date.

Voting and Revocability of Proxies

You may vote in person at the annual meeting or by proxy. If you prefer, you may vote by using the telephone or Internet. To ensure your representation at the annual meeting, Roma Financial recommends that you vote by proxy, telephone or Internet even if you plan to attend the annual meeting. You can always change your vote at the annual meeting. However, if you hold your shares in “street name,” you must obtain a legal proxy from your broker to vote in person at the annual meeting.

Roma Financial stockholders whose shares are held in “street name” by their broker or other nominee must follow the instructions provided by their broker or other nominee to vote their shares. Your broker or other nominee may allow you to deliver your voting instructions via the telephone or the Internet.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy or vote by telephone or Internet, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the Merger Agreement, the approval of certain compensation arrangements for Roma Financial’s named executive officers in connection with the Merger, the ratification of the appointment of ParenteBeard LLC as the independent registered public accounting firm and the proposal to adjourn the annual meeting. With respect to the election of directors, you may vote in favor of the nominees or withhold your vote with respect to one or more of the nominees. If you are the record holder of your shares of Roma Financial common stock and submit your signed and dated proxy without specifying a voting instruction, your shares of Roma Financial common stock will be voted “FOR” the proposal to approve the Merger Agreement, “FOR” the non-binding proposal regarding certain Merger-Related Executive Compensation, “FOR” the nominees for director, “FOR” the ratification of the appointment of ParenteBeard LLC as the independent registered public accounting firm for Roma Financial for the year ending December 31, 2013, and “FOR” the proposal to adjourn the annual meeting if necessary to permit further solicitation of proxies on the proposal to approve the Merger Agreement.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of Roma Financial a duly executed written revocation of proxy;

•	submitting a new proxy with a later date;

•	submitting different instructions by telephone or Internet on a later date; or

•	voting in person at the annual meeting.

Attendance at the annual meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Roma Financial Corporation

Corporate Secretary

2300 Route 33

Robbinsville, New Jersey 08691

If any matters not described in this document are properly presented at the annual meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. Roma Financial does not know of any other matters to be presented at the annual meeting.

Voting of Shares by the Roma Bank Employee Stock Ownership Plan

As of the Roma Financial Record Date, the Roma ESOP held 772,870 shares of Roma Financial common stock. ESOP participants may direct the voting of shares allocated to their accounts under the Roma ESOP. As of the Roma Financial Record Date for the annual meeting, 351,754 shares have been allocated to participants under the Roma ESOP. Allocated Roma ESOP shares for which no voting instruction is timely received, shares for which participants vote to “Abstain,” and unallocated

Roma ESOP shares are voted by the Roma ESOP trustee as directed by the ESOP Plan Committee, subject to its fiduciary duties, in the same proportions as it votes the allocated Roma ESOP shares for which it has received timely voting instructions marked “For” or “Against” from all ESOP participants. Certain officers of Roma Financial serve as the Roma ESOP Plan Committee members. Pentegra Trust Company, a third party entity, serves as Roma ESOP trustee. Prior to the annual meeting, the ESOP Plan Committee will make its determination on the matters to be voted on in accordance with the committee’s fiduciary duty.

Your voting instructions will be received directly by the Roma ESOP trustee, who will maintain the confidentiality of your personal voting instructions. You will receive with this Joint Proxy Statement/Prospectus, a voting instruction form for your shares, and a return envelope for that form addressed to Roma ESOP trustee. The Roma ESOP trustee will certify the totals to Roma Financial for the purpose of having those shares voted.

Voting of Shares by the Roma Bank 401(k) Savings Plan

If any of your shares of Roma Financial common stock are held in the name of the Roma Bank 401(k) Savings Plan (the “Roma 401(k) Plan”), you will receive with this Joint Proxy Statement/Prospectus a voting instruction form for those shares and a return envelope for that form addressed to the Roma 401(k) Plan trustee. Pentegra Trust Company, a third party entity, serves as the Roma 401(k) Plan trustee. You may instruct the Roma 401(k) Plan trustee how to vote your shares. Your voting instructions will be received directly by the Roma 401(k) Plan trustee, who will maintain the confidentiality of your personal voting instructions. The Roma 401(k) Plan trustee will certify the totals to Roma Financial for the purpose of having those shares voted.

Shares held in the Roma 401(k) Plan for which no voting instruction is timely received and shares for which participants vote to “Abstain” will be voted by the Roma 401(k) Plan trustee, subject to its fiduciary duties, in the same proportion as those shares of Roma Financial common stock for which instructions directing a vote “For” or “Against” are timely received from all other Roma 401(k) Plan participants. Certain officers of Roma Financial serve as the Roma 401(k) Plan Committee.

Solicitation of Proxies

Roma Financial will pay for this proxy solicitation. In addition to soliciting proxies by mail, AST Phoenix Advisors, a proxy solicitation firm, will assist Roma Financial in soliciting proxies for the annual meeting. Roma Financial will pay AST Phoenix Advisors $6,000 for these services plus reasonable out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation. Roma Financial will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Additionally, directors, officers and employees of Roma Financial may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies, but may be reimbursed for reasonable expenses incurred in connection with solicitation activities.

No Dissenters’ Rights for Roma Financial Stockholders

Federal law and regulations do not provide the holders of Roma Financial common stock dissenters’ rights.

INVESTORS BANCORP, INC.’S ANNUAL MEETING OF STOCKHOLDERS

Date, Place, Time and Purpose

Investors Bancorp’s board of directors is sending you this document to request that you allow your shares of Investors Bancorp common stock to be voted at the annual meeting by the persons named in the enclosed proxy card. At the annual meeting, the Investors Bancorp board of directors will ask you to vote on a proposal to approve the Merger Agreement. In addition, stockholders will be asked to elect four directors to serve as directors of Investors Bancorp, each for a three-year term, to approve the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan, to approve, by a non-binding advisory vote, the compensation paid to Investors Bancorp’s named executive officers, and to ratify the appointment of KPMG LLP as the independent registered public accounting firm for Investors Bancorp for the year ending December 31, 2013. The annual meeting will be held at The Grand Summit Hotel, located at 570 Springfield, New Jersey 07901 at 9:00 a.m., Eastern Time, on May 30, 2013.

Who Can Vote at the Annual Meeting

You are entitled to vote if the records of Investors Bancorp showed that you held shares of Investors Bancorp common stock as of the close of business on April 5, 2013 (the “Investors Bancorp Record Date”). As of the close of business on that date, a total of 111,839,219 shares of Investors Bancorp common stock were outstanding. Each share of common stock has one vote. If you are a beneficial owner of shares of Investors Bancorp common stock held by a broker or other nominee (i.e., in “street name”) and you want to vote your shares in person at the annual meeting, you will have to get a written proxy in your name from the broker or other nominee who holds your shares.

Quorum; Vote Required

The annual meeting will conduct business only if a majority of the outstanding shares of Investors Bancorp common stock entitled to vote is represented in person or by proxy at the annual meeting. If you return valid proxy instructions or attend the annual meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker or other nominee holding shares of Investors Bancorp common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Merger Agreement. Approval of the Merger Agreement will require the affirmative vote of holders of a majority of the outstanding shares of Investors Bancorp common stock entitled to vote at the annual meeting. Failure to return a properly executed proxy card, or to vote in person, will have the same effect as a vote against the Merger Agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the Merger Agreement.

Proposal 2: To elect four persons to serve as directors of Investors Bancorp, each for a three-year term. Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which authority to vote for the nominees being proposed is withheld.

Proposal 3: To approve the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan. Approval of the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.”

Proposal 4: Approval of a non-binding advisory vote regarding the compensation paid to named executive officers. Approval of the non-binding proposal regarding the compensation paid to our named executive officers is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.”

Proposal 5: Ratify the appointment of KPMG LLP as the independent registered public accounting firm for Investors Bancorp for the year ending December 31, 2013. The ratification of KPMG LLP as the independent registered public accounting firm is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.”

Investors Bancorp Shares Held by Certain Beneficial Owners, Officers and Directors and by Investors MHC

As of the Investors Bancorp Record Date, directors and executive officers of Investors Bancorp beneficially owned 2,305,947 shares of Investors Bancorp common stock, not including shares that may be acquired upon the exercise of stock options. This equals 2.06% of the outstanding shares of Investors Bancorp common stock. The directors of Investors Bancorp have agreed to vote their shares in favor of the Merger Agreement at the annual meeting. In addition, as of the Investors Bancorp Record Date, Investors MHC owned 65,396,235 shares of Investors Bancorp common stock, representing 58.95% of the outstanding shares of Investors Bancorp common stock. Investors MHC has agreed with Roma Financial to vote its shares in favor of the Merger Agreement, and intends to vote in favor of the director-nominees and all of the remaining proposals before the Investors Bancorp stockholders. This assures approval of the director-nominees, the Merger Agreement and each of the remaining proposals.

Persons and groups who beneficially own in excess of five percent of Investors Bancorp’s common stock are required to file certain reports with the Securities and Exchange Commission regarding such beneficial ownership. The following table sets forth, as of the Investors Bancorp Record Dated, certain information as to the shares of Investors Bancorp common stock owned by persons who beneficially own more than five percent of Investors Bancorp’s issued and outstanding shares of common stock. We know of no persons, except as listed below, who beneficially owned more than five percent of the outstanding shares of Investors Bancorp common stock as of the Investors Bancorp Record Date. For purposes of the following table and the table included under the heading “Directors and Executive Officers,” and in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner of any shares of common stock (i) over which he or she has, or shares, directly or indirectly, voting or investment power, or (ii) as to which he or she has the right to acquire beneficial ownership at any time within 60 days after the Investors Bancorp Record Date.

Principal Stockholders

Name and Address of Beneficial Owner	Number of Shares Owned and Nature of Beneficial Ownership		Percent of Shares of Common Stock Outstanding (1)

Investors Bancorp, MHC 101 JFK Parkway Short Hills, NJ 07078	65,396,235	(2)	58.95%

Piper Jaffray Companies 800 Nicollet Mall, Suite 800 Minneapolis, MN 55402	5,896,007	(3)	5.27%

All directors and executive officers as a group (13 persons)	2,305,947		2.06%

(1)	Based on 111,839,219 shares of Investors Bancorp common stock outstanding as of the Investors Bancorp Record Date.
(2)	This information is based on Schedule 13D (Amendment No. 2) filed by Investors MHC with the Securities and Exchange Commission on January 10, 2012. The Board of Directors of Investors MHC consists of those persons who serve on the Board of Directors of Investors Bancorp.
(3)	This information is based on Schedule 13G (Amendment No. 1) filed by Piper Jaffray Companies with the Securities and Exchange Commission on February 14, 2013.

Voting and Revocability of Proxies

You may vote in person at the annual meeting or by proxy. If you prefer, you may vote by using the telephone or Internet. To ensure your representation at the annual meeting, Investors Bancorp recommends that you vote by proxy, telephone or Internet even if you plan to attend the annual meeting. You can always change your vote at the annual meeting. However, if you hold your shares in “street name,” you must obtain a legal proxy from your broker to vote in person at the annual meeting.

Investors Bancorp stockholders whose shares are held in “street name” by their broker or other nominee must follow the instructions provided by their broker or other nominee to vote their shares. Your broker or other nominee may allow you to deliver your voting instructions via the telephone or the Internet.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy or vote by telephone or Internet, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the Merger Agreement. If you are the record holder of your shares of Investors Bancorp common stock and submit your signed and dated proxy without specifying a voting instruction, your shares of Investors Bancorp common stock will be voted “FOR” the proposal to approve the Merger Agreement, “FOR” the director-nominees and “FOR” the remaining proposals.

You may revoke your proxy before it is voted by:

•	filing with the Corporate Secretary of Investors Bancorp a duly executed written revocation of proxy;

•	submitting a new proxy with a later date;

•	submitting different instructions by telephone or Internet on a later date; or

•	voting in person at the annual meeting.

Attendance at the annual meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Investors Bancorp, Inc.

Corporate Secretary

101 JFK Parkway

Short Hills, New Jersey 07078

If any matters not described in this document are properly presented at the annual meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares. Investors Bancorp does not know of any other matters to be presented at the annual meeting.

Solicitation of Proxies

Investors Bancorp will pay for this proxy solicitation. In addition to soliciting proxies by mail, AST Phoenix Advisors, a proxy solicitation firm, will assist Investors Bancorp in soliciting proxies for the annual meeting. Investors Bancorp will pay AST Phoenix Advisors $5,000 for these services plus reasonable out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation. Investors Bancorp will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Additionally, directors, officers and employees of Investors Bancorp may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies, but may be reimbursed for reasonable expenses incurred in connection with solicitation activities.

APPROVAL OF THE MERGER AGREEMENT (PROPOSAL 1: FOR ROMA FINANCIAL

CORPORATION AND INVESTORS BANCORP, INC. STOCKHOLDERS)

The following summary of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated by reference into this Joint Proxy Statement/Prospectus. You should read the Merger Agreement completely and carefully as it, rather than this description, is the legal document that governs the Merger.

General

The Merger is governed by the Merger Agreement, which provides that the Merger shall be effected as follows:

•	In the MHC Merger, Roma MHC will merge with and into Investors MHC, with Investors MHC as the surviving entity. The separate corporate existence of Roma MHC will cease.

•

Immediately following the MHC Merger, Roma Financial will merge with and into Investors Bancorp in the Mid-Tier Merger, with Investors Bancorp as the surviving entity. The separate corporate existence of Roma Financial will cease.

•

Each share of Roma Financial common stock issued and outstanding immediately prior to effectiveness of the Mid-Tier Merger held by Roma Financial common stockholders will be converted into, as provided in and subject to the terms set forth in the Merger Agreement, the right to receive 0.8653 of a share of Investors Bancorp, with cash paid in lieu of fractional shares.

•	In the Roma Bank Merger, Roma Bank will merge with and into Investors Bank, with Investors Bank as the surviving entity. The separate corporate existence of Roma Bank will cease.

No Dissenters’ Rights for Roma Financial Stockholder

Federal law and regulations do not provide the holders of Roma Financial common stock dissenters’ rights.

Background of and Reasons for the Merger

Roma Financial:

Since completing its initial public offering in July 2006, Roma Financial’s Board of Directors (the “Roma Board”) has regularly reviewed and evaluated strategic options available to it, with the goals of identifying opportunities for growth consistent with safe and sound banking operations and enhancing long-term stockholder value as an independent community bank. In addition, Peter Inverso, Roma Financial’s President and Chief Executive Officer, has met from time to time with representatives of various financial advisory firms that have significant experience advising community banks and thrifts to discuss Roma Financial’s business plan, opportunities and challenges in Roma Financial’s banking market, and opportunities for growth and expansion. From time to time, such discussions also included alternative strategies for enhancing stockholder value, including potential acquisitions of other financial institutions, an acquisition or merger transaction with another financial institution or a stand-alone full stock conversion.

As part of its overall efforts to enhance stockholder value, in April 2007 Roma Financial began paying quarterly cash dividends on its common stock. Under regulations then in effect, Roma MHC had the ability to waive receipt of any dividend declared by Roma Financial, which resulted in dividends being paid only to the minority stockholders of Roma Financial. As a result, the amount of capital being paid out with each dividend payment was substantially less than if Roma Financial had been paying a dividend on all of its outstanding shares, thereby permitting Roma Financial to pay a higher per share dividend than it would otherwise have been able to pay. However, the elimination of the Office of Thrift Supervision in 2011 and the resulting application of the Federal Reserve Board’s regulations applicable to financial institutions organized under the mutual holding company form that became effective in 2012 severely limited a mutual holding company’s ability to continue to waive its receipt of dividends. This regulatory change impeded Roma Financial’s ability to continue to pay a quarterly cash dividend to its stockholders for periods after March 31, 2012.

In the spring of 2012, management of Roma Financial met on several occasions with representatives of various investment advisory firms, including Sandler and Stifel to discuss future dividend strategies and the impact thereof, as well as alternative long-term strategies for enhancing shareholder value. These discussions also encompassed potential mergers and acquisitions including discussion of a potential merger transaction with another large financial institution in the mutual holding company form or a stand-alone full stock conversion. In March 2012, Northfield Bancorp, Inc., headquartered in Woodbridge, New Jersey, announced a merger transaction with Flatbush Federal Bancorp, Inc. Both institutions were structured in the mutual holding company form and with mid-tier stock holding companies with minority public stockholders. Pursuant to such transaction, the Flatbush entities would merge with the Northfield entities, and the Flatbush Federal Bancorp, Inc. stockholders were to receive Northfield Bancorp, Inc. stock in exchange for their stock.

At its June 2012 meeting, the Roma Board declared a reduced dividend on Roma Financial’s common stock. In accordance with Federal Reserve Board regulations, Roma MHC did not waive this dividend. The Roma Board requested that management prepare an analysis related to the payment of future dividends prior to the end of the September 2012 quarter. At that same meeting, the Roma Board also decided that it would invite two investment advisory firms to update the Roma Board on the current state of the market for financial institutions, and to provide an assessment of the projected long-term value of Roma Financial’s stock based upon Roma Financial’s business plans, growth strategies available to Roma Financial, including potential growth through acquisitions, and the potential impact of undertaking a full stock conversion or other strategic alternatives, such as a merger with another financial institution.

During the first two calendar quarters of 2012, the Roma Board’s Compensation Committee was also in the process of reviewing Roma Financial’s senior management team and implementing a succession planning process. This succession plan, as approved by the Roma Board at its June 2012 meeting, called for the recruitment and hiring of a successor president and chief executive officer to Mr. Inverso, then 73, to commence employment in advance of Mr. Inverso’s retirement, which was anticipated to be no later than at the end of 2013. Roma Financial subsequently engaged a professional search firm to assist in identifying and recruiting a new President and CEO to commence employment in early 2013.

On July 18, 2012, the Roma Board met separately with representatives from Sandler and Stifel to discuss strategic alternatives, including the current state of the market for financial institutions generally and for mutual holding companies in particular, dividend strategies and growth strategies available to Roma Financial, including potential growth through acquisitions, the potential impact of undertaking a full stock conversion, and the possibility of a merger with another institution in the mutual holding company structure. Following these meetings, both Sandler and Stifel initiated follow-up discussions with Roma Financial’s senior management regarding the various alternatives discussed at the July 18, 2012 meeting, as well as other alternatives.

On August 15, 2012, the Roma Board met in Executive Session with representatives from a third investment advisory firm, at such firm’s request, to review strategic alternatives, including to discuss a possible merger opportunity with another mutual holding company identified by this advisory firm. On August 16, 2012, management of Roma Financial met with representatives of Stifel to discuss additional information regarding a possible merger of Roma Financial with another nearby large mutual holding company, including Investors Bancorp as one of three possible partners identified by Stifel. Stifel’s presentation materials and discussions at this meeting and prior meetings were based solely on publicly available information regarding Roma Financial, and the presentation was not made pursuant to any engagement of Stifel by Roma Financial. During this meeting, representatives of Stifel asked Mr. Inverso of Roma Financial if Roma Financial would be open to discussions with Investors Bancorp to discuss possible strategic opportunities between their respective companies. Mr. Inverso indicated that Roma Financial was not requesting that Investors Bancorp contact him, but that if Kevin Cummings, President and Chief Executive Officer of Investors Bancorp, wished to speak with him, he would accept the call. On August 16, 2012, Stifel contacted Messrs. Cummings and Cama of Investors with this information. On August 17, 2012, Kevin Cummings, President and Chief Executive Officer of Investors Bancorp, called Mr. Inverso to ask if Mr. Inverso would be willing to meet with him to discuss possible strategic opportunities between their respective companies. With prior advisement, on August 28, 2012, members of Roma Financial’s management met with senior management of Investors Bancorp to discuss the possible merger of Roma Financial with Investors Bancorp. The discussion included proposed merger consideration in the form of shares of Investors common stock for each share of Roma Financial common stock, three or possibly four Board seats on the Investors’ boards of directors and continuing support for the Roma Bank Charitable Foundation. There was also limited discussion regarding the possibility of cash comprising a portion of the merger consideration if desired by Roma Financial.

At a meeting of the Roma Board on September 5, 2012, the Roma Board determined that it needed to select one financial advisor to assist it in evaluating its strategic alternatives, because in the event that discussions about a possible merger transaction with Investors Bancorp were to advance, each party would need to engage its own financial advisor. In selecting Sandler, the Roma Board considered Roma Financial’s long-standing relationship with Sandler, Sandler’s leading role as an advisor in second-step transactions and bank merger transactions, in particular mergers involving mutual holding companies, and its knowledge of the banking market in the New Jersey and adjacent market areas. In making its selection, the Roma Board also considered any potential conflicts of interests in that both Stifel and Sandler had previously advised Investors Bancorp in other transactions and would be likely to be retained by Investors Bancorp in future transactions, including, in the case of the firm not selected by Roma Financial, in the proposed transaction. Mr. Inverso subsequently advised both Sandler and Stifel of the Roma Board’s decision. Investors Bancorp subsequently engaged Stifel as its financial advisor in its discussions with Roma Financial.

On September 6, 2012, Mr. Inverso called a representative of Sandler to request that Sandler representatives provide an updated analysis of Roma Financial’s strategic alternatives. On September 10, 2012, a representative of Stifel, acting on behalf of Investors Bancorp, telephoned Sandler to confirm Investors Bancorp’s interest in a transaction on the terms discussed between the parties at their August 28th meeting with a proposed price of $15.00 per share in the form of shares of Investors Bancorp common stock for each share of Roma Financial common stock. On September 19, 2012, representatives from Sandler and Roma Financial’s special counsel, Spidi & Fisch, PC (“Spidi & Fisch”), met with the Roma Board to discuss and further assess Investors Bancorp’s interest and the other strategic alternatives available to Roma Financial, including the continued execution of Roma Financial’s current business plan as an independent entity, both as a mutual holding company and after undertaking a second-step transaction, potential partners as part of a growth by acquisition strategy and other potential strategic partnerships. With respect to a possible merger transaction, Spidi & Fisch advised the Roma Board that since Roma Financial was operating under the mutual holding company structure, Roma Financial could only merge with another mutual holding company or a mutual entity, and Sandler advised that this significantly limited the number of possible acquirers. In that Roma Financial operates under the mutual holding company structure, only another mutual holding company or a financial institution operating under a mutual charter may acquire Roma Financial, Roma Bank and Roma MHC in a merger transaction. A financial institution operating as a stock company, or under a parent stock corporation that is not a mutual holding company, may not acquire Roma Financial, Roma Bank and Roma MHC in a merger transaction in accordance with applicable banking regulations. This limitation on possible acquirers applies whether the merger consideration offered is stock, cash or a combination thereof. The institutions considered by Sandler as possible acquirers, other than Investors, ranged in size (based on total assets) from $2.5 billion to $5.0 billion. Sandler provided and discussed at the September 19th meeting a list of four additional institutions with operations in or near Roma Financial’s market area that were operating in the mutual or mutual holding company structure that were large enough to be potential acquirers. Sandler discussed each of these companies with the Roma Financial Board, including Sandler’s views as to each company’s possible interest in a transaction with Roma Financial and the form of consideration (cash or stock) each entity could offer. Sandler also shared its view that, for various reasons, it was not likely that any of the potential alternative acquirers of Roma Financial would be willing to offer consideration in a proposed transaction with Roma Financial that would be greater than the value of the consideration being proposed by Investors. The Roma Financial Board also discussed with Spidi & Fisch the Roma Financial Board’s fiduciary duties in the evaluation of such matters. Following the presentations, the Roma Board excused its advisors and continued to discuss Roma Financial’s alternatives, although no conclusions were reached.

During this same time period, Roma Bank was undergoing a regular safety and soundness examination by the OCC. At the completion of this examination, the OCC informed management that the OCC was going to require that Roma Bank enter into an agreement with the OCC to address certain issues raised during the examination. On September 21, 2012, Roma Bank entered into the OCC Agreement, which required, among other things, that the Board of Directors of Roma Bank taken certain actions, acceptable to the OCC, to (i) complete a review of the Board’s processes regarding oversight of management and risk management and adopt and implement a plan to strengthen oversight of management and operations; (ii) adopt a plan to strengthen Roma Bank’s credit risk management practices; (iii) adopt and implement a program for the maintenance of an adequate allowance for loan and lease losses; (iv) adopt and implement a plan to reduce Roma Bank’s interest in criticized or classified assets; (v) adopt and implement an updated program to ensure Roma Bank’s compliance with the Bank Secrecy Act and ensure implementation of a Bank Secrecy Act/Anti-Money Laundering Risk Assessment Process; (vi) adopt, implement and ensure compliance with an independent internal audit program; and (vii) establish a committee reporting to the Board to ensure oversight of Roma Bank’s information technology activities. The Roma Bank Board was also required to establish a compliance committee to oversee Roma Bank’s obligations under the OCC Agreement and to prepare and submit written progress reports to the OCC on a periodic basis regarding Roma Bank’s compliance with the terms of the OCC Agreement. As a result of entering into the OCC Agreement, the Roma Board concluded that its ability to successfully pursue some of its previously identified strategic alternatives, specifically a second-step conversion or an acquisition of another institution, would likely not be permitted by the OCC until Roma Bank had demonstrated substantial compliance with the OCC Agreement. The Roma Board anticipated that the process of demonstrating such level of compliance might delay such strategic alternatives by at least two years.

During the week of September 24, 2012, management of Roma Financial met with another investment advisory firm, at such firm’s request, to discuss generally long-term strategic alternatives, peer analyses, a Basel III update and a potential acquisition target. This discussion did not encompass the potential transaction with Investors Bancorp. Also, management advised Sandler of the OCC Agreement, noting that Roma Financial intended to file a Form 8-K disclosing the OCC Agreement on September 27, 2012. Roma Financial requested that, following such filing, Sandler advise Investors Bancorp and their financial advisor of the filing and request that Investors review the OCC Agreement and confirm their continued interest in discussing the proposed transaction.

On October 1, 2012, representatives of Stifel telephoned Sandler to reaffirm Investors Bancorp’s interest in continuing discussions about a possible transaction with Roma Financial. Stifel provided an outline of the proposed terms and perceived merits of a transaction, which reaffirmed a proposed price of $15.00 per share in the form of Investors Bancorp common stock based upon a ten-day trailing average and increasing the Investors Boards to add three members of the Roma Board. All such terms were preliminary (i.e., not binding on either party) and subject to mutual due diligence. In addition, Investors Bancorp requested an opportunity to meet with the Roma Board to discuss the potential transaction in more detail. On October 1, 2012, Sandler advised Ms. Michele Siekerka, Chairman of the Roma Board, of Investors Bancorp’s continuing interest and provided her with a copy of Stifel’s materials, which Roma Financial distributed to the Roma Board.

On October 2, 2012, the Roma Board convened a telephonic meeting to discuss Investors’ continued expression of interest. While no conclusions were reached as to whether Roma Financial should proceed with the transaction, the Roma Board determined to invite representatives of Investors to meet with the Roma Board to discuss their proposal in more detail, and also to request that Sandler provide the Roma Board with a preliminary analysis of the proposed Investors Bancorp transaction in comparison with Roma Financial’s stand-alone alternatives, taking into account the impact that operating under the OCC Agreement might have on Roma Financial’s ability to execute on its business plan as an independent entity and the likely period of the restrictions imposed by the OCC Agreement.

On October 17, 2012, certain members of the Roma Board and senior management met with members of senior management of Investors Bancorp to discuss Investors’ interest in a potential transaction as well as business philosophy and culture.

At a meeting of the Roma Board on October 23, 2012, after discussing the current Federal Reserve Board regulations regarding MHC dividend waivers as well as recently proposed capital regulations under Basel III, the Roma Board determined to suspend any further dividend payments on the Roma Financial common stock. The decision to suspend the dividend was communicated to stockholders by letter dated October 26, 2012, a copy of which was filed via a Form 8-K on October 26, 2012.

At the same meeting, the Roma Board and representatives from Sandler further discussed and assessed the Investors Bancorp proposal and the potential impact of the transaction on Roma Financial stockholders in comparison to the alternative of remaining an independent institution and proceeding with a second-step transaction when feasible. Following the presentation, the Roma Board excused Sandler and continued to discuss the alternatives. At the conclusion of the Board meeting, the Roma Board decided to request that Sandler provide some additional financial analysis of the stand-alone scenarios incorporating different assumptions. The Board also asked Sandler to clarify certain terms of Investors Bancorp’s proposal and to request an increase in the price being proposed without specifying pricing parameters. Finally, the Roma Board determined that it would be advisable for more of the Roma Financial directors and senior management to have the opportunity to meet representatives of Investors Bancorp’s Board and senior management.

On or about October 25, 2012, Sandler discussed the Roma Board’s requests with Stifel, who subsequent to discussions with Investors Bancorp, advised that Investors Bancorp was not willing to increase their proposed price they believed that the price being offered was a full price and a significant premium to market, but was willing to meet again with Roma Financial’s directors and senior management. On October 27, 2012, Ms. Siekerka met with the Mr. Cummings for follow-up discussions. On November 12, 2012, the Roma Board met with senior management and certain Board members of Investors Bancorp to further discuss business philosophy and culture, as well as Investors Bancorp’s views regarding the integration of Roma Financial into its franchise should a merger be agreed to.

During this period, the Roma Board also continued its search for a new president and chief executive officer, narrowing the list of candidates to four individuals. During the weekend of November 17-18, 2012, the Roma Board search committee held detailed interviews with each of the candidates, narrowing the finalists to two candidates.

On November 19, 2012, representatives from Sandler met with the Roma Financial Board to further discuss and assess the proposed Investors Bancorp transaction and various stand-alone alternatives. The Board concluded that it was reasonably likely that the alternatives of maintaining independence and pursuing a longer-term strategy of growth, including a stand-alone second-step transaction and possible future acquisitions, would likely not yield more favorable results to the stockholders of Roma Financial in the long-term than the opportunity being proposed by Investors Bancorp. The Roma Board authorized its representatives to continue discussions with Investors Bancorp and to conduct reciprocal due diligence. At that time, the Roma Board also determined that it would continue the process of vetting the two prospective president and CEO candidates until any final decision was reached with respect to entering into a merger agreement with Investors Bancorp. At such meeting, the Roma Board determined that it needed to formally engage Sandler in connection with its consideration of the proposed transaction with Investors Bancorp. The Roma Board was advised by Sandler of an estimate of their fees and

Sandler subsequently provided a written engagement letter to Ms. Siekerka. Roma Financial subsequently negotiated a reduction in Sandler’s proposed fees before signing the letter agreement engaging Sandler.

On November 21, 2012, Sandler and Stifel discussed conducting reciprocal due diligence and representatives of Investors Bancorp provided a draft Confidentiality Agreement to Roma Financial. The terms of the Confidentiality Agreement were negotiated and Investors Bancorp agreed to reduce their proposed exclusivity period from 45 days to a period ending on December 21, 2012, which would be less than 30 days from the execution date. The Confidentiality Agreement was approved by the Roma Board and was executed by each party on November 26, 2012. The parties established an electronic data room to facilitate their respective due diligence investigations. Investors Bancorp conducted on-site due diligence on Roma Financial’s loan portfolio on December 1, 2012. Investors Bancorp conducted additional due diligence and management interviews on December 11, 2012, and Roma Financial, together with representatives from Sandler and Spidi & Fisch, conducted an in-person due diligence investigation of Investors Bancorp and interviews of Investors Bancorp’s management on December 11, 2012. Roma Financial’s due diligence investigation included, among other things, discussions with Investors Bancorp’s senior management and review of Investors Bancorp’s loan portfolio, securities portfolio and other assets, legal documents and obligations.

Representatives of Investors Bancorp presented a draft merger agreement to Roma Financial on December 7, 2012. On December 11, 2012, the Roma Board met with representatives from Sandler and Spidi & Fisch to discuss the draft merger agreement, the initial findings from the due diligence investigation, matters associated with the Roma Board’s fiduciary duties and the responsibilities of the Roma Board in the context of exploring a business combination transaction, and the timing, general process and regulatory and stockholder approval requirements for a merger transaction. This initial draft of the merger agreement included a provision for Investors Bancorp appointing Mr. Inverso and two other Roma Financial directors to serve as directors of Investors Bancorp and Investors Bank, and the other Roma Financial directors would be appointed to an advisory board for a period of no less than three years. In addition, Investors Bancorp would honor the existing employment agreements with Roma Bank’s executive officers (Mr. Inverso, Ms. Lamont, CFO and Mr. Pericoloso, EVP and COO), subject to regulatory limitations. Mr. Inverso’s employment agreement had a term expiring as of December 31, 2013 and thereafter Mr. Inverso had an agreement to serve as a consultant to Roma Bank through December 31, 2014. Mr. Pericoloso and Ms. Lamont each had employment agreements with terms ending as of December 31, 2014.

Matters discussed at this meeting included potential pricing protection, the termination fee to be paid in the event that a superior proposal was received and accepted by Roma Financial (commonly referred to as a “break-up fee”), the fact that the Roma Board had not conducted a process to market-test the proposed terms of the transaction, the advice of Sandler regarding the limited number of potential strategic partners given Roma Financial’s size and corporate form, and various other transaction terms and limitations. Based upon the instructions received from the Roma Board, representatives of Roma Financial continued to negotiate the terms of the transaction with Investors Bancorp, including a request for a reduction in the break-up fee, a narrowing of the proposed percentage decrease in the price of Investors Bancorp common stock and related market index before Roma Financial could elect a termination right (commonly referred to as a “double-trigger walkaway”), and a reimbursement of fees and expenses up to $4 million to be paid from Investors Bancorp to Roma Financial in the event that Investors Bancorp was unable to obtain regulatory approval to consummate the transaction.

On December 14, 2012, representatives from Investors Bancorp provided representatives of Roma Financial additional information regarding its intentions regarding Roma’s executive officers. Investors indicated that it would offer Mr. Inverso a three year employment agreement as an alternative to his retirement as of December 31, 2013 and his service on the Board of Investors Bancorp and Investors Bank. The proposed employment agreement maintains Mr. Inverso’s compensation level at the level he had at Roma Financial. Mr. Inverso intends to accept the proposed employment agreement. Investors offered Mr. Pericoloso continuation of employment as a senior officer of Investors Bank. Investors Bancorp offered to honor Ms. Lamont’s employment agreement, subject to regulatory limitations, and offered her continued employment through a transition period which was anticipated to be approximately three months. The terms of Investors intentions for future employment with these three executive officers were included as part of Investors Bancorp’s disclosure schedules furnished to Roma Financial on December 19, 2012. See “Interests of Certain Persons in the Merger that are Different from Yours—Continued Employment Offer to Certain Roma Financial Named Executive Officers.”

On December 15, 2012, representatives of Investors Bancorp informed Roma Financial’s representatives that Investors Bancorp would be willing to provide for a reimbursement of up to $2 million to Roma Financial in the event that Investors Bancorp did not receive regulatory approval in certain circumstances. Following a conference call by Roma’s Board including representatives of Sandler and Spidi & Fisch, representatives for Roma Financial again requested a reduction in the break-up fee and reiterated its request to narrow the thresholds of the double-trigger walkaway. In response, Investors Bancorp agreed to reduce the break-up fee from $16 million to $12 million but declined to reduce the thresholds for the double-trigger walkaway. On December 17, 2012, the Roma Board met again to discuss the status of the negotiations. The Roma Financial Board called a meeting for December 19, 2012 to review the proposed transaction, including the draft merger agreement, the voting agreements and related matters. On December 18, 2012, the Roma Board received a substantially complete draft of the merger agreement and the voting agreements, as well as a summary of the Merger Agreement’s material terms and conditions prepared by Spidi & Fisch and related documents. Representatives for the parties continued to negotiate the final terms of the Merger Agreement and related ancillary agreements until December 19, 2012.

On December 19, 2012, the Roma Financial Board met to review the proposed transaction, including the Merger Agreement, the voting agreements and related matters. Spidi & Fisch presented a summary of the legal terms of the Merger Agreement that had been negotiated with Investors Bancorp and a discussion of the stockholder and regulatory approvals that would be required to complete the transaction, including the possible timeframe for obtaining such approvals. The Roma Financial Board also considered the impact a merger would have on Roma Financial’s employees and the communities in which Roma Financial and its subsidiaries operate, Investors Bancorp’s offer for three members of the Roma Financial Board to become directors of Investors Bancorp and to invite the other Roma Financial directors to serve on a Community Advisory Board, and the other factors described below under “Approval of the Merger Agreement—Roma Financial’s Reasons for the Merger.” The Roma Financial Board also discussed the results of the due diligence review of Investors Bancorp, the pricing and the final fixed exchange ratio, pricing protection, the break-up fee to be paid in the event that a superior proposal was received and accepted by Roma Financial, the potential walk-away right for Roma Financial in the event of a deterioration in the price of Investors common stock, and various other transaction terms and limitations.

Sandler presented an analysis of the financial terms of the transaction. Sandler’s presentation included discussion of the matters described under “Approval of the Merger Agreement—Opinion of Roma Financial’s Financial Advisor” beginning on page 53 of this Joint Proxy Statement/Prospectus. Sandler then delivered to the Roma Board its oral opinion, subsequently confirmed in writing, that as of that date and based upon and subject to the assumptions, qualifications and limitations stated in the opinion, the exchange ratio in the Merger Agreement was fair to the public stockholders of Roma Financial from a financial point of view. Following Sandler’s presentation, the Roma Board unanimously approved the Merger Agreement and the transactions contemplated thereby. Later in the afternoon of December 19, 2012, the parties executed the Merger Agreement. The transaction was announced by a press release during the evening of December 19, 2012.

Investors Bancorp:

Investors Bancorp’s board of directors held several meetings beginning in the late summer of 2012 to discuss with executive management a possible transaction with Roma Financial. While Investors Bancorp worked with Stifel during this period to review pricing and other material terms of a possible transaction, Stifel was not formally retained as an investment adviser by Investors Bancorp until November 26, 2012. Investors Bancorp also worked with its legal counsel, Luse Gorman Pomerenk & Schick (“Luse Gorman”), throughout this period on the structure of the transaction, the preparation of a merger agreement and the fiduciary duties of the Investors’ boards of directors. On November 27, 2012, the Investors Bancorp board of directors met with executive management and Stifel to review the proposed merger transaction and concluded to continue the negotiation and due diligence processes. On December 13, 2012, Investors Bancorp formally engaged RBCCM for purposes of RBCCM conducting a financial analysis and rendering a fairness opinion on the proposed merger. The Board determined that it was a good corporate governance practice to retain a separate investment banking firm to render a fairness opinion which would conduct a separate analysis than the investment banking firm which assisted Investors Bancorp during the negotiation of the Merger. The Board met again on December 18, 2012, with executive management, representatives of Stifel, RBCCM and Luse Gorman to review the status of the merger negotiations, the conclusions of the extensive due diligence conducted of Roma Financial, Roma Bank and RomAsia Bank, the terms of the proposed merger agreement and its fiduciary obligations and related information. RBCCM delivered an oral opinion to the effect that, as of December 18, 2012, and based upon and subject to the factors and assumptions set forth in RBCCM’s written opinion, the merger consideration to be received by the holders of Roma Financial common stock pursuant to the Merger Agreement was fair from a financial point of view to Investors Bancorp. RBCCM also reviewed with the Investors Bancorp board of directors the text of its fairness opinion, which is attached to this Joint Proxy Statement/Prospectus as Annex B. Following these board deliberations, Investors Bancorp’s board of directors determined that the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable and in the best interests of Investors Bancorp and its stockholders, and the directors voted unanimously to approve the Merger and other transactions, and to approve and adopt the Merger Agreement and the other agreements and related matters, subject to the resolution of open issues in a manner satisfactory to Investors Bancorp.

Roma Financial’s Reasons for the Mid-Tier Merger

After careful consideration, Roma Financial’s board of directors determined that the Merger is in the best interests of Roma Financial and its stockholders. Roma Financial’s board of directors therefore unanimously recommends that the Roma Financial’s stockholders vote “FOR” the adoption of the Merger Agreement and approval of the Merger.

In reaching the determination to approve the Merger, Roma Financial’s board of directors consulted with Roma Financial’s senior management, its financial advisor and legal advisor, and drew on their knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of Roma Financial and Investors Bancorp, as well as current economic and market conditions. In connection with its review and approval of the Merger, and in the course of its deliberations, Roma Financial’s board of directors considered numerous factors that weighed in favor of the Merger, including the following:

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Merger Consideration. Roma Financial’s board of directors considered that stockholders of Roma Financial would receive 0.8653 of a share of Investors Bancorp common stock in exchange for their shares of Roma Financial common stock. The consideration, at the time of the board’s decision, represented an approximate 70.5% premium over the market price of the Roma Financial common stock on December 18, 2012, the last full trading day before execution of the Merger Agreement. Roma Financial’s board of directors also considered the adequacy of the merger consideration, not only in relation to the market price of the Roma Financial common stock, but also in relation to the historical, present and anticipated future operating results and financial position of Roma Financial as an independent entity.

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Investors Bancorp Historical Trading Prices. Roma Financial’s board of directors considered the price level of the Investors Bancorp common stock in relation to its price level in recent years and in relation to its peers and the possibility that Roma Financial stockholders would have the opportunity to participate in future stock price growth of Investors Bancorp.

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Fixed Exchange Ratio. Roma Financial’s board of directors also considered the risks and uncertainties in evaluating the merger consideration in view of the potential fluctuation of Investors Bancorp’s common stock price given the fixed exchange ratio for the merger consideration to be received in the exchange, and the period of time between the execution of the Merger Agreement and the closing.

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Dividend Waiver Restrictions. Roma Financial’s board of directors considered changes in the Federal Reserve Board’s regulations effective in 2012 applicable to financial institutions organized under the mutual holding company form that severely limited its ability to waive receipt of dividends, which impeded Roma Financial’s ability to continue to pay a quarterly cash dividend to its stockholders.

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Strategic Alternatives. Roma Financial’s board of directors carefully considered the strategic alternatives available to Roma Financial, including pursuing a business combination with a third party with characteristics similar to Investors Bancorp (a large financial institution organized in the mutual holding company form), the possibility of merging with another financial institution of size similar to Roma Financial also organized under the mutual holding company form, pursuing acquisition opportunities, undertaking a full stock conversion of Roma MHC and maintaining the status quo and recruiting a new president and CEO in 2013. In this context, Roma Financial’s board of directors considered the economic and competitive pressures facing smaller financial institutions, increasing regulatory burdens, the need to make major investments in technology and compliance, and the issues associated with recruiting a new president and CEO and subsequent other management changes. Roma Financial’s board of directors discussed these alternatives in its deliberations and received advice from senior management, Sandler as its financial advisor and Spidi & Fisch as its special legal counsel. Roma Financial’s board of directors concluded that the execution of Roma Financial’s business plan under the best case scenarios was not likely to create greater present value for Roma Financial stockholders compared to the value to be paid by Investors Bancorp.

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Succession Planning Process. Roma Financial’s board of directors considered the alternative of remaining independent and recruiting a new president and CEO to commence employment during 2013 in order to assist Roma Financial in remaining independent and executing its business plan. It considered the execution risks inherent in recruiting a new President and CEO and pursuing Roma Financial’s independent business strategies versus the alternative of entering into a strategic partnership with Investors Bancorp and relying upon Investors Bancorp’s management and its historic track record of performance.

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Regulatory Impediments. Roma Financial considered the impact of Roma Bank having entered into the OCC Agreement upon the business activities, results of operations, potential growth strategies through acquisitions and executing a full conversion transaction, including the incremental costs of compliance with the OCC Agreement and the likelihood that its ability to successfully pursue some of its previously identified strategic alternatives, specifically a second-step conversion or an acquisition of another institution, would not be permitted by the OCC until Roma Bank had demonstrated substantial compliance with the OCC Agreement.

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Other Alternative Transactions. Roma Financial’s board of directors considered the analysis conducted by Roma Financial, with the assistance of Sandler and its legal advisors, in evaluating the proposal by Investors Bancorp and an assessment of other potential strategic alliances based upon Roma Financial’s size and corporate structure under the mutual holding company form and the limited number of alternative partners likely to be interested in acquiring Roma Financial.

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Sandler Fairness Opinion and Analysis. Roma Financial’s board of directors considered the opinion, analyses and presentations of Sandler described under the heading “Approval of the Merger Agreement—Opinion of Roma Financial’s Financial Advisor.” Sandler’s opinion concluded that the exchange ratio in the Mid-Tier Merger was fair to Roma Financial’s public stockholders from a financial point of view.

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Future Prospects. Roma Financial’s board of directors evaluated the business, operations, financial conditions, earnings, management and future prospects of Investors Bancorp and Roma Financial and believed that a business combination with Investors would enable Roma Financial’s stockholders to participate in a combined company that would have enhanced future prospects compared to those that Roma Financial was likely to achieve on a stand-alone basis. In reaching its conclusion, Roma Financial’s board of directors took into consideration, among other things, the following benefits of a merger with Investors Bancorp: enhanced revenue, increased market capitalization, stronger capital position, funding capabilities and liquidity position, cost savings through integration and synergies and, as a result, improved capabilities to cope with potential challenges and risks.

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Likelihood of Prompt Regulatory Approval. Roma Financial’s board of directors considered the likelihood that Investors Bancorp and Roma Financial would receive the necessary regulatory approvals to complete the transactions contemplated in the Merger Agreement, including the Mid-Tier Merger and the Bank Merger, in a timely fashion.

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Terms and Conditions of the Merger Agreement Relating to Closing. Roma Financial’s board of directors believed the terms and conditions of the Merger Agreement, including the parties’ respective representations and warranties, the conditions to closing and termination provisions, provided adequate assurances as to Investors Bancorp’s obligation and ability to consummate the Merger in a timely manner, without any extraordinary conditions.

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Investors’ Desire to Appoint three Roma Financial Directors to Investors’ Boards of Directors. Roma Financial’s board of directors considered the ability of Roma Financial stockholders to retain a voice in management oversight by Investors appointing three of Roma Financial’s directors to Investors’ board of directors.

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Potential Future Value of the Stock Received. Roma Financial’s board of directors considered the potential future trading value of the Roma Financial common stock compared to the value of the merger consideration offered by Investors Bancorp and the potential future trading value of the Investors Bancorp common stock, including the impact of a future second-step transaction by Investors MHC, and that it would be more likely that Investors Bancorp would be in a position to undertake a second-step transaction sooner than Roma Financial.

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Tax Treatment. Roma Financial’s board of directors expects that the Merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code and Roma Financial stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of Roma Financial common stock for shares of Investors Bancorp common stock in the Mid-Tier Merger, except with respect to any cash received instead of fractional shares of Investors Bancorp common stock.

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Impact on Constituencies. As is permissible under the laws of the State of New Jersey, Roma Financial’s board of directors considered the effect of the Merger on its stockholders and on the employees, depositors and customers of Roma Bank and on the communities in which Roma Bank operate or are located. Roma Financial’s board of directors believes that Investors Bancorp and Roma Financial share a commitment to their customers, employees, stockholders, and the communities both companies serve. Roma Financial’s board of directors considered that the branch networks of the two banks do not overlap, which is expected to help minimize the job loss resulting from the Merger, and that as part of a larger organization Roma’s employees would have greater career opportunities. Roma Financial’s board of directors also considered Investors Bancorp’s ability to provide a wider array of products and services, as well as larger lending limits as being beneficial to Roma’s customers.

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Depositor Rights. Certain (but not all) of Roma Bank’s depositors’ rights as members of Roma MHC would be preserved as a result of the MHC Merger in the form of liquidation rights in Investors MHC and subscription rights in any subsequent second-step conversion of Investors MHC.

In the course of its deliberation regarding the Merger, Roma Financial’s board of directors also considered the following factors, which it determined did not outweigh the expected benefits to Roma Financial and its stockholders:

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Provisions and Covenants Contained in the Merger Agreement. Roma Financial’s board of directors considered the restrictions on the operation of Roma’s business during the period between signing of the Merger Agreement and completion of the Merger, as well as other covenants and agreements of Roma Financial contained in the Merger Agreement. Roma Financial’s board of directors also considered the provisions of the Merger Agreement relating to payment of the termination fee upon certain events, and the limitations on Roma Financial’s ability to discuss alternative transactions during the pendency of the Merger. Roma Financial’s board of directors further considered the requirement that Roma Financial must convene a meeting of common stockholders to vote on the transaction with Investors Bancorp regardless of whether it changes its recommendation unless the Merger Agreement is terminated.

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Execution Risks. Roma Financial’s board of directors considered the risks and costs associated with the Merger not being completed in a timely manner or at all, including as a result of any failure to obtain requisite regulatory approvals. Roma Financial’s board of directors considered that these risks and costs included the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and potential litigation brought by stockholders of Roma Financial arising from the Merger Agreement or the transactions contemplated thereby.

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Integration Risks. Roma Financial’s board of directors considered the challenges of combining the businesses, assets and workforces of Roma Financial and Investors Bancorp, which could affect the post-Merger success and the ability to achieve anticipated cost savings and other potential synergies. In this regard, Roma Financial’s board of directors considered the prior experience of Investors Bancorp in integrating its acquisitions.

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Insider Interests. Roma Financial’s board of directors considered the fact that the interests of Roma Financial directors and executive officers with respect to the Merger are different from those of other Roma Financial stockholders in certain limited circumstances. See “Approval of the Merger Agreement—Interests of Certain Persons in the Merger that are Different From Yours” on page 79.

The reasons set forth above are not intended to be exhaustive, but include the material considerations of Roma Financial’s board of directors in approving the Merger Agreement. In reaching its determination to approve and recommend the transaction, Roma Financial’s board of directors looked at the totality of the information presented to it and did not assign any relative or specific weights to the factors considered, and individual directors may have given different weights to different factors. AFTER CONSIDERING THE MATTERS DISCUSSED ABOVE, ROMA FINANCIAL’S BOARD OF DIRECTORS BELIEVED THAT THE MERGER WAS IN THE BEST INTERESTS OF ROMA FINANCIAL AND ITS STOCKHOLDERS, AND THEREFORE, UNANIMOUSLY APPROVED AND RECOMMENDS THAT THE ROMA FINANCIAL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT.

It should be noted that this explanation of the reasoning of Roma Financial’s board of directors (and some other information presented in this section) is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this Joint Proxy Statement/Prospectus entitled “Caution About Forward-Looking Statements” commencing on Page 22.

Investors Bancorp’s Reasons for the Merger

In reaching its decision to approve the Merger Agreement, the board of directors of Investors Bancorp consulted with senior management and its legal and financial advisors, and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	Roma Bank’s and RomAsia Bank’s branch networks are an expansion of Investors Bank’s branch franchise and each of a size that can be readily assimilated;

•	Investors Bank has lending relationships in Roma Bank’s and RomAsia Bank’s market area, and would like to expand those relationships where possible;

•	Economies of scale and improved efficiencies are expected to result in accretion to capital, book value and fully converted tangible book value per share; and

•	Opportunities for cross-sales and account acquisition are expected based on the enhanced platform.

Based on the factors described above, the Boards of Directors of Investors Bancorp, Investors MHC and Investors Bank determined that the Merger would be advisable and in the best interests of Investors Bancorp stockholders and other constituencies and unanimously approved the Merger Agreement.

Opinion of Roma Financial’s Financial Advisor

By letter dated November 20, 2012, Roma Financial retained Sandler to act as its financial advisor in connection with a possible business combination with Investors Bancorp. Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. As part of its investment banking business, Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Sandler was also generally familiar with Roma Financial, having acted as offering agent for Roma Bank in connection with its conversion to mutual holding company form and initial public offering in 2006 and having made presentations to the Roma Financial board of directors and executive management from time to time thereafter.

Sandler acted as financial advisor to Roma Financial in connection with the proposed Mid-Tier Merger and participated in certain of the negotiations leading to the execution of the Merger Agreement. At the December 19, 2012 meeting at which Roma Financial’s board of directors considered and approved the Merger Agreement, Sandler delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the exchange ratio in the Mid-Tier Merger was fair to the minority stockholders of Roma Financial from a financial point of view. Sandler’s fairness opinion was approved by Sandler’s Fairness Opinion Committee. The full text of Sandler’s opinion is attached as Annex C to this Joint Proxy Statement/Prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Roma Financial stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler’s opinion speaks only as of the date of the opinion and was necessarily based upon financial, economic, market and other conditions as they existed on, and the information made available to Sandler as of that date. Events occurring or information made available after that date could materially affect its opinion. Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to the Roma Financial board of directors in connection with its consideration of the Mid-Tier Merger and is directed only to the fairness of the exchange ratio to Roma Financial’s minority stockholders from a financial point of view. It does not address any other aspect of the transaction, nor does it address the underlying business decision of Roma Financial to engage in the Mid-Tier Merger or the relative merits of the Mid-Tier

Merger as compared to any other alternative business strategies that might exist for Roma Financial. The opinion is not a recommendation to any Roma Financial stockholder as to how such stockholder should vote at the annual meeting with respect to the Merger Agreement or any other matter.

In connection with rendering its opinion, Sandler reviewed and considered, among other things:

•	the Merger Agreement;

•	certain publicly available financial statements of Roma Financial and other historical financial information provided by Roma Financial that Sandler deemed relevant;

•	certain publicly available financial statements of Investors Bancorp and other historical financial information provided by Investors Bancorp that Sandler deemed relevant;

•	internal financial projections for Roma Financial for the years ending December 31, 2012 through December 31, 2015, as provided by and reviewed with senior management of Roma Financial;

•	publicly available earnings estimates for Investors Bancorp for the years ending December 31, 2012 and 2013 and estimated long-term growth rates for the years ending December 31, 2014 and 2015;

•	the OCC Agreement;

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the pro forma financial impact of the Mid-Tier Merger on Investors Bancorp based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies provided by or discussed with the senior management of Investors Bancorp or its financial advisor;

•	the relative contributions of assets, liabilities, equity and earnings of Roma Financial and Investors Bancorp to the resulting institution and the pro forma ownership of the resulting institution;

•	a comparison of certain financial information for Roma Financial and Investors Bancorp with similar publicly available information for certain other companies that Sandler considered relevant;

•	the publicly reported historical price and trading activity for Roma Financial’s and Investors Bancorp’s common stock;

•	the financial terms of certain recent business combinations in the financial institutions industry, to the extent publicly available;

•	the current economic environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler considered relevant.

Sandler also discussed with certain members of Roma Financial’s senior management the business, financial condition, results of operations and prospects of Roma Financial and held similar discussions with certain members of senior management of Investors Bancorp concerning the business, financial condition, results of operations and prospects of Investors Bancorp.

In preparing its analyses, Sandler used internal financial projections for Roma Financial as provided by Roma Financial’s management and publicly available earnings estimates and growth rates for Investors Bancorp. With respect to those projections and estimates, the respective managements of Roma Financial and Investors Bancorp confirmed to Sandler that they reflected the best currently available estimates and judgments of the future financial performance of Roma Financial and Investors Bancorp, respectively. Sandler also used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other information which were provided by and/or reviewed with Investors Bancorp’s representatives. With respect to all such financial projections and estimates used in its analyses, Sandler assumed that such performances would be achieved. Sandler expressed no opinion as to such financial projections or the assumptions on which they were based.

In performing its review and analyses, Sandler relied upon the accuracy and completeness of all of the financial and other information that was publicly available or that was provided to them by Roma Financial and Investors Bancorp or their representatives and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler further relied on the assurances of the respective senior managements of Roma Financial and Investors Bancorp that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler was not asked to and did not undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Roma Financial or Investors Bancorp, their parent entities or any of their respective subsidiaries or the collectability of any such assets, nor was Sandler furnished with any such evaluations or appraisals. Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Roma Financial or Investors Bancorp and with Roma Financial’s consent, Sandler assumed that the respective allowances for loan losses were adequate to cover any such losses on a pro forma basis for the combined entity.

Sandler also assumed that there had been no material change in the assets, financial condition, results of operations, business, regulatory status or prospects of Roma Financial or Investors Bancorp since the date of the most recent financial statements made available to it. Sandler assumed in all respects material to its analysis that Roma Financial and Investors Bancorp will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to the Merger Agreement and all related agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Merger Agreement will not be waived and that the Merger will qualify as tax-free reorganizations for federal income tax purposes. Finally, with Roma Financial’s consent, Sandler relied upon the advice Roma Financial received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to Roma Financial, the Merger and the other transactions contemplated by the Merger Agreement.

In rendering its opinion, Sandler performed a variety of financial analyses. The following is not a complete description of all the analyses underlying Sandler’s opinion or the presentation made by Sandler to Roma Financial’s board, but is a summary of all material analyses performed and presented by Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Also, no company included in Sandler’s comparative analyses described below is identical to Roma Financial or Investors Bancorp and no transaction is identical to the Mid-Tier Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Roma Financial and Investors Bancorp and the companies to which they are being compared. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Sandler considered its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Sandler made qualitative judgments as to the significance and relevance of each analysis and factor and did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler made its determination as to the fairness of the exchange ratio on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Roma Financial, Investors Bancorp or Sandler. The analyses performed by Sandler are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler’s analyses do not necessarily reflect the value of Roma Financial’s common stock or Investors Bancorp’s common stock or the prices at which Roma Financial’s common stock or Investors Bancorp’s common stock may be sold at any time.

Sandler prepared its analyses solely for the purpose of rendering its opinion and provided such analyses to the Roma Financial board of directors at its December 19, 2012 meeting. Sandler’s analyses and opinion were among a number of factors taken into consideration by Roma Financial’s board in making its determination to adopt the Merger Agreement and the analyses described below should not be viewed as determinative of the decision of Roma Financial’s board with respect to the fairness of the Mid-Tier Merger.

Summary of Proposal. Sandler reviewed the financial terms of the proposed transaction. Based upon the exchange ratio of 0.8653 of a share of Investors Bancorp common stock for each share of Roma Financial common stock and the closing price of Investors Bancorp common stock on December 18, 2012 of $17.85, Sandler calculated an implied transaction value of $15.45 per share. Based upon financial information for Roma Financial as of or for the twelve month period ended September 30, 2012, Sandler calculated the following ratios:

Transaction Ratios
Price/Last twelve months’ earnings per share	110.3x
Price/2012 Estimated earnings per share (1)	140.4x
Price/2013 Estimated earnings per share (1)	96.5x
Price/Book value	215%
Price/Tangible book value	217%
Price/Fully-converted tangible book value (2)	107%
Tangible book premium/Core deposits (3)	19.7%
Market Premium (4)	70.5%

(1)	Based on estimates provided by Roma Financial’s management.
(2)	Assumes a fully-converted tangible book value per current minority share of $14.48, based on the closing price of Roma Financial’s common stock at December 18, 2012 of $9.06.
(3)	Core deposits (defined as total deposits less time deposits greater than $100,000) of $1.28 billion.
(4)	Based upon the closing price of Roma Financial common stock on December 18, 2012 of $9.06.

Stock Trading History. Sandler reviewed the history of the reported closing trading prices of Roma Financial’s common stock for the one-year and three-year periods ended December 18, 2012. Sandler compared the performance of Roma Financial’s common stock to the SNL Thrift Index and two peer groups, the first comprising publicly-traded thrifts headquartered in the Mid-Atlantic and Northeast regions having total assets of $1.0 billion to $4.0 billion, and the second group comprising publicly-traded mutual holding companies having total assets of $1.0 billion to $5.0 billion and a nonperforming assets to total assets ratio of less than 10%. See “—Comparable Company Analyses” below for the companies included in the peer groups. For each period, the Roma Financial common stock underperformed the SNL Thrift Index and the respective peer groups.

Roma Financial’s One-Year Stock Performance

	Beginning Index Value December 18, 2011	Ending Index Value December 18, 2012
Roma Financial	100.0%	95.2%
Roma Thrift Peer Group	100.0	114.9
Roma MHC Peer Group	100.0	119.9
SNL Thrift Index	100.0	120.1

Roma Financial’s Three-Year Stock Performance

	Beginning Index Value December 18, 2009	Ending Index Value December 18, 2012
Roma Financial	100.0%	74.0%
Roma Thrift Peer Group	100.0	131.1
Roma MHC Peer Group	100.0	116.2
SNL Thrift Index	100.0	96.8

Sandler also reviewed the history of the reported closing trading prices of the Investors Bancorp common stock for the same one-year and three-year periods and the relationship between the performance of the Investors Bancorp common stock to the SNL Thrift Index and a peer group of publicly-traded thrifts with total assets greater than $3.5 billion. See “—Comparable Company Analyses” below for the companies included in the peer group. For each period, the Investors Bancorp common stock outperformed each of the indices to which it was compared.

Investors Bancorp’s One-Year Stock Performance

	Beginning Index Value December 18, 2011	Ending Index Value December 18, 2012
Investors Bancorp	100.0%	137.7%
Investors Peer Group	100.0	108.7
SNL Thrift Index	100.0	120.1

Investors Bancorp’s Three-Year Stock Performance

	Beginning Index Value December 18, 2009	Ending Index Value December 18, 2012
Investors Bancorp	100.0%	163.3%
Investors Peer Group	100.0	89.5
SNL Thrift Index	100.0	96.8

Comparable Company Analyses. Sandler used publicly available information to compare selected financial and market trading information for Roma Financial and Investors Bancorp with similar information for peer groups of thrift institutions selected by Sandler.

For Roma Financial, Sandler selected two peer groups. The first group, or the Roma Thrift Peer Group, consisted of the following publicly-traded thrifts headquartered in the Mid-Atlantic and Northeast regions having total assets of $1 billion to $4 billion:

Cape Bancorp Inc.	New Hampshire Thrift Bancshares, Inc.
Dime Community Bancshares Inc. ESB Financial Corporation	Ocean Shore Holding Co. OceanFirst Financial Corp.
ESSA Bancorp, Inc.	Oritani Financial Corp.
First Connecticut Bancorp, Inc.	Rockville Financial Inc.
Fox Chase Bancorp, Inc.	United Financial Bancorp, Inc.
Hingham Institution for Savings	Westfield Financial Inc.

The second peer group, or the Roma MHC Peer Group, consisted of publicly-traded mutual holding companies having total assets of $1 billion to $5 billion and a nonperforming assets to total assets ratio of less than 10%:

Beneficial Mutual Bancorp, Inc.	Meridian Interstate Bancorp, Inc.
Charter Financial Corporation	Northfield Bancorp, Inc.
Clifton Savings Bancorp, Inc.	Waterstone Financial, Inc.
Kearny Financial Corp.

The analysis compared financial information for Roma Financial as of or for the three months ended September 30, 2012 with publicly available information for the companies in the Roma peer groups as of or for the same period. The table below sets forth the data for Roma Financial and the median data for the peer groups, with pricing data (i.e., closing prices of the common stock) as of December 18, 2012 (the day before the Merger was announced). The analysis indicated that Roma Financial’s return on assets was significantly below the median of the peer groups, reflecting a net interest margin that was lower than peer medians and an efficiency ratio higher than peer medians. Additionally, Roma Financial’s level of non-performing assets was higher than peer medians and their level of loan loss reserves as a percentage of total loans was lower than peer medians.

	Roma Financial	Roma Thrift Peer Group Median	Roma MHC Peer Group Median

Total assets (in millions)	$1,835	$1,551	$2,219
Market capitalization (in millions)	275	203	383
Loans/Deposits	68.50%	97.90%	70.20%
Tangible common equity/Tangible assets	11.73	12.09	13.34
Return on average assets	0.08	0.71	0.63
Net interest margin	2.85	3.31	2.92
Efficiency ratio	78.90	66.60	67.90
Loan loss reserves/Gross loans	0.79	1.16	2.24
Non-performing assets/Total assets	3.63	1.40	2.07
Non-performing loans/Loans	5.82	2.10	2.77
Price/Tangible book value (1)	69	112	83
Price/Last twelve months earnings per share	64.7x	18.4x	37.5x
Price/Estimated 2013 earnings per share	NM	20.50	40.20

(1)	In order to provide for comparability with the trading values of fully-public companies, ratios for Roma Financial and the MHC Peer Group are presented on a fully-converted basis.

For Investors Bancorp, the peer group consisted of the following publicly-traded thrifts with total assets greater than $3.5 billion:

Astoria Financial Corporation	Northwest Bancshares, Inc.
BankUnited, Inc.	People’s United Financial, Inc.
Berkshire Hills Bancorp, Inc.	Provident Financial Services, Inc.
Capitol Federal Financial, Inc.	TrustCo Bank Corp NY
Dime Community Bancshares, Inc.	Washington Federal, Inc.
Flushing Financial Corporation	WSFS Financial Corporation
New York Community Bancorp, Inc.

The analysis compared financial information for Investors Bancorp as of or for the three months ended September 30, 2012 with publicly available information for the companies in the Investors Bancorp peer group for the same period. The table below sets forth the data for Investors Bancorp and the median data for the Investors Bancorp peer group, with pricing data as of December 18, 2012 (the day before the Merger was announced). The analysis indicated that Investors Bancorp was generally performing in line with the median of the peer group.

	Investors Bancorp	Investors Bancorp Peer Group
Total assets (in millions)	$11,480	$8,048
Market capitalization (in millions)	1,997	966
Loans/Deposits	119.9%	98.8%
Tangible common equity/Tangible assets	8.78	9.14
Return on average assets	0.86	0.89
Net interest margin	3.31	3.41
Efficiency ratio	45.8	53.1
Loan loss reserves/Gross loans	1.39	1.09
Non-performing assets/Total assets	1.25	1.38
Non-performing loans/Loans	1.43	1.92
Price/Tangible book value (1)	101	130
Price/Last twelve months earnings per share	21.5x	13.6x
Price/Estimated 2013 earnings per share	19.0	12.7

(1)	In order to provide for comparability with the trading values of fully-public companies, ratio for Investors Bancorp is presented on a fully-converted basis.

Analysis of Selected Merger Transactions. Sandler reviewed the pricing terms of selected merger transactions in the Mid-Atlantic region and nationwide. Sandler reviewed 14 transactions with reported deal values greater than $50 million in which the seller was a thrift institution that were publicly announced nationwide during the period January 1, 2010 through December 18, 2012. Sandler also reviewed 19 transactions with reported deal values greater than $50 million announced during the same period in which the seller was a bank or a thrift institution in the Mid-Atlantic region. Sandler reviewed the following multiples: transaction value to last twelve months’ earnings per share, transaction value to estimated current year earnings per share, transaction value to book value, transaction value to tangible book value, tangible book premium to core deposits and premium to market value. The median multiples from these selected groups of transactions were compared to the multiples in the proposed transaction, based on an implied transaction value of $15.45 per Roma Financial share and Roma Financial’s financial information as of or for the quarter ended September 30, 2012. The analysis indicated that the implied transaction value compared favorably to the median transaction values paid in the comparable transactions.

Comparable Transactions Analysis – Regional Transactions (1)

				Transaction Information
						Price/					Seller Information (2)
Acquiror	Target	St	Annc. Date	Deal Value ($mm)	LTM EPS (x)	Estimated EPS (x)	Book Value (%)	TBV (%)	Core Deposit Premium (%)	Market Premium (%)	Total Assets ($mm)	TCE/ TA (%)	YTD ROAA (%)	NPAs/ Assets (%)
M&T Bank Corp.	Hudson City Bancorp	NJ	08/27/12	3,813.2	NM	12.7	82	84	NA	12.2	43,590	10.38	0.66	2.50
WesBanco Inc.	Fidelity Bancorp Inc.	PA	07/19/12	72.9	56.4	NA	157	167	5.5	85.1	666	6.42	0.20	2.96
Customers Bancorp Inc	Acacia FSB	VA	06/20/12	65.0	NM	NA	52	52	(9.5)	NA	1,022	12.34	0.04	6.42
Berkshire Hills Bancorp	Beacon Federal Bncorp	NY	05/31/12	130.4	22.6	24.2	111	111	3.4	46.0	1,025	11.12	0.50	4.00
Park Sterling Corp.	Citizens South Bnkg Corp.	NC	05/13/12	77.8	NM	NM	112	114	(1.6)	35.2	1,074	6.36	(0.80)	3.62
Independent Bank Corp.	Central Bancorp Inc.	MA	04/30/12	64.8	NM	NA	154	165	8.4	68.2	521	6.28	0.21	2.75
Capital One Fin’l Corp.	ING Bank FSB	DE	06/16/11	9,000.0	31.9	NA	100	102	0.2	NA	92,222	9.57	0.26	1.85
F.N.B. Corp.	Parkvale Fin’l Corp.	PA	06/15/11	163.0	NM	NA	138	198	5.2	106.7	1,801	3.62	0.44	2.04
Susquehanna Bncshrs	Abington Bancorp Inc	PA	01/26/11	273.8	33.4	31.1	124	124	9.1	15.1	1,247	16.99	0.61	3.18
People’s United Finl Inc.	Danvers Bancorp Inc.	MA	01/20/11	488.9	28.5	25.9	163	184	13.4	30.8	2,631	10.01	0.71	0.73
Berkshire Hills Bancorp	Legacy Bancorp	MA	12/21/10	112.8	NM	NM	96	111	1.9	58.5	972	10.68	(0.48)	2.26
Berkshire Hills Bancorp	Rome Bancorp Inc.	NY	10/12/10	73.3	19.3	19.7	120	120	NA	17.5	330	18.59	1.13	0.69
First Niagara Finl Group	NewAlliance Bncshrs	CT	08/18/10	1,498.0	24.6	23.0	102	165	12.7	27.2	8,712	11.11	0.77	0.83
People’s United Finl Inc.	LSB Corp.	MA	07/15/10	95.9	20.8	16.9	153	153	8.8	53.7	807	7.69	0.76	1.36

(1)	Represents regional transactions with a transaction value in excess of $50.0 million in which the seller was a bank or thrift.
(2)	Seller financial information as of the period prior to transaction announcement.

Source: SNL Financial

Comparable Transactions Analysis – Nation-Wide Transactions (1)

				Transaction Information
						Price/					Seller Information (2)
Acquiror	Target	St	Annc. Date	Deal Value ($mm)	LTM EPS (x)	Estimated EPS (x)	Book Value (%)	TBV	Core Deposit Premium (%)	Market Premium (%)	Total Assets ($mm)	TCE/ TA (%)	YTD ROAA (%)	NPAs/ Assets (%)
F.N.B. Corp.	Annapolis Bancorp	MD	02/01/12	11.0	18.6	NA	160	160	NA	57.2	437	7.05	0.79	1.91
NBT Bancorp Inc.	Alliance Finl Corp.	NY	01/17/12	40.5	19.1	21.0	157	212	12.4	22.7	1,423	7.85	0.78	0.62
M&T Bank Corp.	Hudson City Bancorp	NJ	12/21/11	24.7	NM	12.7	82	84	NA	12.2	43,590	10.38	0.66	2.50
WesBanco Inc.	Fidelity Bancorp Inc.	PA	12/20/11	25.4	56.4	NA	157	167	5.5	85.1	666	6.42	0.20	2.96
Investors Bancorp Inc.	Marathon Bnkng Corp	NY	12/05/11	31.8	23.8	NA	123	151	7.4	NM	902	10.14	0.72	0.79
Berkshire Hills Bancorp	Beacon Federal Bncrp	NY	09/14/11	21.4	22.6	24.2	111	111	3.4	46.0	1,025	11.12	0.50	4.00
Tompkins Finl Corp	VIST Financial Corp.	PA	08/16/11	10.3	28.8	12.8	71	116	1.4	83.3	1,486	4.98	0.30	2.79
Susquehanna Bncshrs	Tower Bancorp Inc.	PA	04/04/11	6.8	NM	21.9	135	149	6.0	40.9	2,616	8.87	0.05	1.60
Capital One Finl Corp.	ING Bank FSB	DE	02/15/11	11.9	31.9	NA	100	102	0.2	NA	92,222	9.57	0.26	1.85
F.N.B. Corp.	Parkvale Finl Corp.	PA	02/08/11	6.3	NM	NA	138	198	5.2	106.7	1,801	3.62	0.44	2.04
BankUnited Inc.	Herald National Bank	NY	02/04/11	8.3	NM	NA	132	132	4.7	9.1	501	7.62	0.17	0.33
Valley National Bancorp	State Bancorp Inc.	NY	12/14/10	27.4	23.7	22.2	188	188	NA	26.3	1,580	7.67	0.76	2.46
Susquehanna Bncshrs	Abington Bancorp Inc	PA	11/23/10	5.1	33.4	31.1	124	124	9.1	15.1	1,247	16.99	0.61	3.18
M&T Bank Corp.	Wilmington Trust Corp	DE	10/20/10	33.8	NM	NM	47	99	(4.8)	(49.0)	10,401	3.54	(6.36)	9.50
Community Bank System Inc.	Wilber Corporation	NY	10/14/10	28.8	13.4	19.4	132	141	4.6	55.5	929	7.84	0.62	2.62
Berkshire Hills Bancorp	Rome Bancorp Inc.	NY	09/01/10	19.8	19.3	19.7	120	120	NA	17.5	330	18.59	1.13	0.69
F.N.B. Corp.	Comm Bancorp Inc.	PA	08/25/10	12.3	NM	NA	126	127	3.0	76.0	642	8.31	0.73	3.89
People’s United Finl	Smithtown Bancorp Inc.	NY	08/23/10	11.8	NM	NA	49	51	(4.0)	0.6	2,430	4.88	(2.20)	8.65
Kearny Financial Corp.	Central Jersey Bancorp	NJ	06/23/10	34.5	NM	50.0	150	153	4.5	117.4	571	7.96	0.52	1.60

(1)	Represents nation-wide transactions with a transaction value in excess of $50.0 million in which the seller was a thrift.
(2)	Seller financial information as of the period prior to transaction announcement.

Source: SNL Financial

Summary of Comparable Transaction Metrics
	Roma/ Investors	Median Nationwide	Median Mid-Atlantic
Transaction value/Last 12 months earnings per share	110.3x	26.5x	26.5x
Transaction value/Estimated earnings per share (1)	140.4	23.0	21.4
Transaction value/Book value per share	215%	116%	126%
Transaction value/Tangible book value per share	217	122	132
Transaction value/Fully-converted tangible book value per share (2)	107	122	122
Tangible book premium/Core deposits (3)	19.7	5.4	4.6
Market premium (4)	70.5	40.6	40.9

(1)	Based on management estimates for the year ending December 31, 2012.
(2)	In order to provide for comparability with the comparable transactions, all of which involved sellers that were fully-public companies, assumes a fully-converted tangible book value per current minority share of $14.48, based on closing price of the Roma Financial common stock at December 18, 2012 of $9.06. Multiples for the peer groups are actual price to tangible book value multiples.
(3)	Core deposits (defined as total deposits less time deposits greater than $100,000) of $1.3 billion.
(4)	Based upon the closing price of the Roma Financial common stock on December 18, 2012 of $9.06.

Discounted Cash Flow and Terminal Value Analysis. Sandler performed an analysis that estimated the present value of the estimated after-tax cash flows of Roma Financial assuming that Roma Financial performed in accordance with the financial projections for the years ending December 31, 2012 through 2015 provided by Roma Financial’s management. Additionally, the analysis assumed that Roma Financial did not pay any cash dividends or repurchase any shares during the period. To approximate the terminal value of Roma Financial’s common stock at December 31, 2015, Sandler applied price to earnings multiples ranging from 12.0x to 20.0x, chosen to reflect a range of trading multiples consistent with the trading multiples observed for Roma Financial’s Thrift Peer Group and considered by Sandler to be consistent with trading multiples for thrift institutions of similar size generally. The terminal values were then discounted to present values using discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Roma Financial’s common stock, based on a calculated rate of 13.6% derived using the 10-year U.S. Treasury rate and standard equity risk, industry and size premiums. In addition, the terminal value of Roma Financial common stock at December 31, 2015 was calculated by applying price to tangible book value multiples ranging from 100% to 140%, chosen to reflect a range of trading multiples consistent with the trading multiples observed for Roma Financial’s Thrift Peer Group and considered by Sandler to be consistent with trading multiples for thrift institutions of similar size generally. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Roma Financial common stock of $1.43 to $2.90 when applying price to earnings multiples and $4.48 to $7.65 when applying tangible book value multiples, as compared to Roma Financial’s closing stock price on December 18, 2012 of $9.06.

	Earnings Per Share Multiples
Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$1.74	$2.03	$2.32	$2.61	$2.90
11.0%	$1.68	$1.96	$2.24	$2.52	$2.80
12.0%	$1.63	$1.90	$2.17	$2.44	$2.71
13.0%	$1.58	$1.84	$2.10	$2.36	$2.62
14.0%	$1.53	$1.78	$2.03	$2.28	$2.54
15.0%	$1.48	$1.72	$1.97	$2.21	$2.45
16.0%	$1.43	$1.67	$1.90	$2.14	$2.38

	Tangible Book Value Multiples
Discount Rate	100%	110%	120%	130%	140%
10.0%	$5.46	$6.01	$6.56	$7.10	$7.65
11.0%	$5.28	$5.81	$6.34	$6.86	$7.39
12.0%	$5.11	$5.62	$6.13	$6.64	$7.15
13.0%	$4.94	$5.43	$5.93	$6.42	$6.91
14.0%	$4.78	$5.26	$5.73	$6.21	$6.69
15.0%	$4.63	$5.09	$5.55	$6.01	$6.47
16.0%	$4.48	$4.93	$5.37	$5.82	$6.27

Sandler also performed an analysis that estimated the future stream of after-tax cash flows of Investors Bancorp assuming that Investors Bancorp performed in accordance with publicly available earnings per share estimates and projected long-term growth rates. The analysis also assumed that Investors Bancorp paid cash dividends of $0.20 per share annually through 2015, based on Investors Bancorp’s current dividend rate. To approximate the terminal value of the Investors Bancorp common stock at December 31, 2015, Sandler applied price to earnings multiples ranging from 10.0x to 22.0x, chosen to reflect a range of trading multiples consistent with the trading multiples observed for Investors Bancorp’s Peer Group and considered by Sandler to be consistent with trading multiples for thrift institutions of similar size generally. The dividend income streams and terminal values were then discounted to present values using discount rates ranging from 7.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of the Investors Bancorp common stock, based on a calculated rate of 10.8% derived using the 10-year U.S. Treasury rate and standard equity risk, industry and size premiums. In addition, the terminal value of the Investors Bancorp common stock at December 31, 2015 was calculated by applying price to tangible book value multiples ranging from 120% to 200%, chosen to reflect a range of trading multiples consistent with the trading multiples observed for Investors Bancorp’s Peer Group and considered by Sandler to be consistent with trading multiples for thrift institutions of similar size generally. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Investors Bancorp common stock of $7.19 to $18.79 when applying the price to earnings multiples and $9.43 to $18.81 when applying tangible book value multiples, as compared to Investors Bancorp’s closing stock price on December 18, 2012 of $17.85.

	Earnings Per Share Multiples
Discount Rate	10.0x	13.0x	16.0x	19.0x	22.0x
7.0%	$8.68	$11.21	$13.74	$16.26	$18.79
8.0%	$8.41	$10.85	$13.30	$15.75	$18.19
9.0%	$8.14	$10.51	$12.88	$15.25	$17.62
10.0%	$7.89	$10.18	$12.48	$14.77	$17.07
11.0%	$7.65	$9.87	$12.09	$14.31	$16.54
12.0%	$7.41	$9.57	$11.72	$13.88	$16.03
13.0%	$7.19	$9.28	$11.36	$13.45	$15.54

	Tangible Book Value Multiples
Discount Rate	120%	140%	160%	180%	200%
7.0%	$11.39	$13.25	$15.10	$16.96	$18.81
8.0%	$11.03	$12.83	$14.62	$16.42	$18.22
9.0%	$10.68	$12.42	$14.16	$15.90	$17.64
10.0%	$10.35	$12.03	$13.72	$15.40	$17.09
11.0%	$10.03	$11.66	$13.29	$14.93	$16.56
12.0%	$9.72	$11.30	$12.89	$14.47	$16.05
13.0%	$9.43	$10.96	$12.49	$14.03	$15.56

Sandler noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results. Sandler considered and discussed with the Roma Financial board of directors how its analysis would be affected by changes in the underlying assumptions, including variations with respect to net income, noting that the Roma Financial common stock would likely continue to be valued based primarily on its tangible book value rather than on its earnings stream over the periods covered by the analysis.

Pro Forma Merger Analysis. Sandler analyzed certain potential pro forma effects of the Mid-Tier Merger on Investors Bancorp, assuming each party performed in accordance with the earnings estimates discussed above and the following additional assumptions: (1) the Merger closes on June 30, 2013; (2) all of the currently outstanding shares of Roma Financial would be exchanged for shares of Investors Bancorp common stock at an exchange ratio of 0.8653; (3) all outstanding options to purchase shares of Roma Financial common stock would be converted into options to purchase shares of Investors Bancorp based on the exchange ratio; (4) Investors Bancorp would be able to achieve cost savings of approximately 25% of Roma Financial’s projected operating expense base; (5) pre-tax transaction costs and expenses would total approximately $23 million; (6) a core deposit intangible of approximately 1.0% of non-time deposits, to be amortized ratably over 10 years; (7) various other purchase accounting adjustments; and (8) a 1.0% opportunity cost of cash. Based upon these assumptions, Sandler’s analysis indicated that the Mid-Tier Merger would be approximately 3.1% dilutive to Investors Bancorp’s 2013 estimated earnings per share and approximately 4.0% dilutive to Investors Bancorp’s tangible book value per share upon the closing of the transaction. The analysis also indicated that Investors Bancorp’s tangible common equity to total assets ratio at closing would be approximately 8.3%. Sandler noted that the assumptions used in its analysis were necessarily preliminary and that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Pro Forma Contribution Analysis. Sandler analyzed the relative contribution of assets, liabilities, capital, earnings and branch locations by Roma Financial and Investors Bancorp in the transaction. Based upon the exchange ratio as described above in the “—Summary of Proposal” section, the total ownership for Roma Financial stockholders in the pro forma company was estimated to be 18.7%. Minority stockholders of Investors Bancorp would own 33.8% of the pro forma company and minority stockholders of Roma Financial would own 4.7% of the pro forma company.

(dollars in millions)	Investors Bancorp	Roma Financial	Investors Bancorp Contribution	Roma Financial Contribution
Cash & Securities	$1,700	$697	70.9%	29.1%
Net Loans	$9,334	$1,015	90.2	9.8
Total Assets	$11,480	$1,835	86.2	13.8
Total Deposits	$7,892	$1,492	84.1	15.9
Total Borrowings	$2,361	$93	96.2	3.8
Tangible Equity	$1,004	$217	82.2	17.8
LTM Net Income	$88.5	$4.3	95.4	4.6
Nonperforming Assets	$144	$67	68.1	31.9
Market Capitalization	$1,997	$275	87.9	12.1
Number of Branch Locations	103	27	79.2	20.8

Sandler’s Relationship. Sandler acted as Roma Financial’s financial advisor in connection with the Mid-Tier Merger and will receive a fee for its services. Roma Financial has agreed to pay Sandler a transaction fee of 0.95% of the value of the merger consideration, or approximately $4.5 million based on the indicated transaction value of Roma Financial’s common stock at the time the Merger Agreement was signed, of which $1.3 million was paid upon the signing of the Merger Agreement and the remainder of which is contingent upon completion of the Mid-Tier Merger. Sandler also received a fee of $200,000 for rendering its opinion, which will be credited against the remaining portion of the transaction fee that is due upon completion of the Mid-Tier Merger. Roma Financial and Roma MHC have also agreed to indemnify Sandler against certain liabilities arising out of its engagement and to reimburse Sandler for certain of its reasonable out-of-pocket expenses.

Sandler has, in the past, provided certain investment banking services to Roma Financial and has received compensation for such services; however no such compensation has been paid in the two years prior to the date of Sandler’s engagement with respect to the Merger. Sandler has also in the past provided certain investment banking services to Investors Bancorp unrelated to the Merger and has received compensation for such services, most recently in connection with Investors Bank’s acquisition of certain bank branches from Millenium BCP Bank in 2010, for which Sandler received a fee of $384,000 in December 2010. Sandler may provide, and receive compensation for, such services in the future, including during the pendency of the Merger. In the ordinary course of its business as a broker/dealer, Sandler may purchase securities from and sell securities to Roma Financial and Investors Bancorp and their affiliates. Sandler may also actively trade the equity securities of Roma Financial and Investors Bancorp or their affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Financial Projections Provided by Roma Financial

Roma Financial provided Sandler with certain nonpublic unaudited prospective financial information prepared by its management that was considered by Sandler for the purpose of preparing its opinion, as described in this Joint Proxy Statement/Prospectus under the heading “The Merger—Opinion of Roma Financial’s Financial Advisor.” This nonpublic unaudited prospective financial information was prepared as part of Roma Financial’s overall process of analyzing various strategic initiatives, and was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or GAAP. A summary of certain elements of this information is set forth below, and is included in this Joint Proxy Statement/Prospectus solely because such information was made available to Sandler in connection with its evaluation of the Merger.

The financial forecasts set forth below were prepared in December 2012. Although presented with numeric specificity, the financial forecasts reflect numerous estimates and assumptions made at the time they were prepared based on the then-current operating environment of Roma Financial, and assume execution of various strategic initiatives that Roma Financial is no longer pursuing in light of the proposed Merger. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Roma Financial operates, the interest rate environment, and the risks and uncertainties described under “Risk Factors” and “Caution About Forward-Looking Statements,” all of which are difficult to predict and many of which are outside the control of Roma Financial and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results likely would differ materially from those reflected in the financial forecasts, whether or not the Merger is completed. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Joint Proxy Statement/Prospectus are cautioned not to place undue reliance on this information.

The following table presents selected unaudited prospective financial data for the years ending December 31, 2013 through December 31, 2015 prepared by Roma Financial’s management.

(Dollar values in thousands)	Projections for Year Ending, December 31,
	2013	2014	2015
Balance Sheet Information
Total Assets	$1,859,296	$1,933,832	$2,056,179
Net Loans	1,091,584	1,183,094	1,257,843
Total Deposits	1,511,369	1,575,136	1,684,037
Total Shareholders’ Equity	222,906	227,298	233,772

Income Statement Information
Net Income	$4,807	$4,060	$6,134

Ratio Analysis
Return on Average Common Equity	2.20%	1.82%	2.68%

Per Share Data
Tangible Book Value Per Share	$7.29	$7.44	$7.66
Dividends paid Per Share	$0.00	$0.00	$0.00

Opinion of Investors Bancorp’s Financial Advisor

By agreement dated December 13, 2012, Investors Bancorp retained RBC Capital Markets, LLC (“RBCCM”) as its financial advisor to provide an opinion to the board of directions of Investors Bancorp with respect to the fairness, from a financial point of view, of the merger consideration to be paid by Investors Bancorp in connection with the acquisition of Roma Financial. RBCCM, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

On December 18, 2012, the board of directors of Investors Bancorp met to evaluate the Merger and the terms of the Merger Agreement. At this meeting, RBCCM reviewed the financial aspects of the proposed Merger and rendered its oral opinion (subsequently confirmed in writing) that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration was fair, from a financial point of view, to Investors Bancorp. There were no limitations imposed by Investors Bancorp on RBCCM in connection with its rendering of the fairness opinion. The Investors Bancorp board of directors approved the Merger and the terms of the Merger Agreement at this meeting.

The full text of RBCCM’s written fairness opinion is attached as Annex B to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. Investors Bancorp stockholders should read RBCCM’s opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by RBCCM. The description of the opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

RBCCM’s opinion speaks only as of the date of the opinion. The opinion is directed to the Investors Bancorp board of directors and addresses only the fairness, from a financial point of view, of the merger consideration to Investors Bancorp. The following should be considered when reading the discussion of RBCCM’s opinion in this Joint Proxy Statement/Prospectus:

•	RBCCM’s opinion does not constitute a recommendation to any Investors Bancorp or Roma Financial stockholder as to how such stockholder should vote on the proposed transaction; and

•

RBCCM’s opinion does not address the relative merits of the Merger and the other business strategies considered by the Investors Bancorp’s board of directors, nor does it address the Investors Bancorp board of director’s decision to proceed with the Merger.

In arriving at the opinion, RBCCM, among other things:

•	reviewed the financial terms of the draft merger agreement, dated December 18, 2012 (the “Latest Draft Agreement”);

•

reviewed and analyzed certain publicly available financial and other data with respect to Investors Bancorp and Roma Financial and certain other relevant historical operating data relating to Investors Bancorp and Roma Financial made available to RBCCM from published sources and from the internal records of Investors Bancorp;

•	reviewed financial projections and forecasts of Roma Financial and Investors Bancorp prepared by Investors Bancorp’s management (collectively, the “Forecasts”);

•

conducted discussions with senior management of Investors Bancorp with respect to the business prospects and financial outlook of Investors Bancorp and Roma Financial as standalone entities as well as the strategic rationale and potential benefits of the Merger (defined as (i) the Roma Financial MHC merger with and into Investors MHC, (ii) the Roma Financial merger with and into Investors Bancorp and (iii) the Roma Bank and RomAsia Bank mergers with and into Investors Bank, which shall remain a subsidiary of Investors Bancorp);

•	reviewed Wall Street research estimates (where available) regarding the potential future performance of Investors Bancorp and Roma Financial as standalone entities;

•	reviewed the reported prices and trading activity for Investors Bancorp common stock and Roma Financial common stock;

•

performed a valuation analysis of each of Investors Bancorp and Roma Financial as a standalone entity, using research price targets, comparable company and discounted cash flow analyses with respect to each of Investors Bancorp and Roma Financial as well as precedent transaction analysis with respect to Roma Financial; and

•	performed other studies and analyses as we deemed appropriate.

In performing its review and arriving at its opinion, RBCCM assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information reviewed by and discussed with RBCCM. RBCCM did not make any independent evaluation or appraisal of specific assets or liabilities, the collateral securing the assets or the liabilities of Investors Bancorp or Roma Financial or any of their subsidiaries, or the collectibility of any such assets (relying, where relevant, on the analyses and estimates of Investors Bancorp and Roma Financial). Additionally, RBCCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Investors Bancorp or Roma Financial. RBCCM did not investigate, and made no assumption regarding, any litigation or other claims affecting Investors Bancorp or Roma Financial. RBCCM also assumed the following with regard to its review:

•

all Forecasts provided to RBCCM by Investors Bancorp (including Forecasts provided to it by Investors Bancorp with respect to certain synergies expected to be realized from the Merger), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Investors Bancorp or Roma Financial (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company);

•	the Merger would be consummated in accordance with the terms of the Merger Agreement, without material waiver or modification;

•	the representations and warranties of each party in the Merger Agreement and in all related documents referred to in the Merger Agreement are true and correct;

•	each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party in such documents; and

•

there has been no material change in Investors Bancorp or Roma Financial assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to RBCCM.

In connection with rendering its fairness opinion to Investors Bancorp’s board of directors, RBCCM performed a variety of financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. RBCCM believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying RBCCM’s opinion. In arriving at its opinion, RBCCM did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The following is a summary of such analyses, but does not purport to be a complete description of the analyses underlying the RBCCM opinion or the presentation made by RBCCM to the Investors Bancorp board of directors, but summarizes the material analyses performed and presented in connection with such opinion.

In performing its analyses, RBCCM made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Investors Bancorp, Roma Financial, or RBCCM. No company or transaction utilized in RBCCM’s analyses was identical to Investors Bancorp or Roma Financial or the Merger. Any estimates contained in RBCCM’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, RBCCM assumes no responsibility for their accuracy.

Financial Projections Provided by Investors Bancorp

RBCCM used financial projections for Investors Bancorp as provided by and/or reviewed with senior management of Investors Bancorp for the purpose of preparing its financial analyses used in rendering its fairness opinion. Investors Bancorp provided RBCCM with standalone earnings estimates of $0.92 per share for 2013 and $1.05 per share for 2014 for Investors Bancorp and a standalone earnings estimate of $0.09 per share for 2013 for Roma Financial. RBCCM noted that the earnings per share projections provided by Investors Bancorp management for both Investors Bancorp and Roma Financial were consistent with consensus Wall Street research estimates. Upon the advice of Investors Bancorp management, RBCCM assumed an annual earnings growth rate of 10% for any year thereafter for both companies.

All of the financial projections are forward-looking statements. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of Investors Bancorp’s management, including, without limitation, general economic, regulatory and competitive conditions. Therefore, actual results may vary significantly from the projections. In light of the foregoing, Investors Bancorp and Roma Financial stockholders are cautioned not to unduly rely on these financial projections as a predictor of future operating results or otherwise.

Summary of Proposal

Under the terms of the merger agreement, 100% of the shares of Roma Financial will be converted into Investors Bancorp common stock. Each outstanding share of Roma Financial common stock, including shares owned by Roma MHC, will be converted into 0.8653 of a share of Investors Bancorp common stock upon completion of the Mid-Tier Merger. The transaction is valued at $15.00 per share of Roma Financial common stock based on Investors Bancorp’s average closing stock price for the ten-day trading period ending on December 18, 2012. Shares to be issued to Investors MHC, representing the stock held by Roma MHC, would be reissued in a possible future second step conversion by Investors Bancorp. Upon closing of the Merger, Investors Bancorp expects to issue 25,875,411 shares of common stock, including 19,541,701 shares to Investors MHC. The aggregate merger consideration to be received by Roma Financial minority shareholders is $113.5 million.

Roma Financial Valuation Summary

Stock Trading History. RBCCM reviewed the history of reported trading prices for Roma Financial. It was noted that at a value of $15.00 per share was a 76% premium to the most recent market price as of December 18, 2012 and a 34% premium to the 52-Week High price for Roma Financial common stock as of December 18, 2012.

Comparable Public Company Analysis. RBCCM reviewed certain financial, operating and stock market performance data of 12 nationwide publicly traded mutual holding companies (“MHCs”), each with total assets greater than $500 million using data as of September 30, 2012. The peer companies and respective trading multiples were as follows:

Mutual Holding Company	Price/Stated TBV per share (x)(1)	Price/TBV per minority share (x)(2)
Investors Bancorp, Inc. (NJ)	2.07	0.86
TFS Financial Corporation (OH)	1.49	0.39
Beneficial Mutual Bancorp, Inc. (PA)	1.49	0.63
Kearny Financial Corp. (NJ)	1.68	0.40
Northfield Bancorp, Inc. (NJ)	1.67	0.68
Meridian Interstate Bancorp, Inc. (MA)	1.70	0.71
Waterstone Financial, Inc. (WI)	1.20	0.32
Clifton Savings Bancorp, Inc. (NJ)	1.56	0.56
Charter Financial Corporation (GA)	1.36	0.51
Greene County Bancorp, Inc. (NY)	1.63	0.73
Magyar Bancorp, Inc. (NJ)	0.59	0.26
United Community Bancorp (IN)	0.95	0.39

(1)	Calculated using all outstanding shares including shares held by the respective mutual holding companies.
(2)	Calculated using only the number of outstanding shares held by stockholders other than the respective mutual holding companies.

RBCCM analyzed the relative performance and value of Roma Financial by comparing certain publicly available financial data of Roma Financial with that of the MHC peer companies, including MHC ownership percentage, non-performing assets (“NPAs”) / Assets, tangible equity to tangible assets, return on average assets, return on average equity, stock price to tangible book value per share and stock price to tangible book value per minority share. All stock prices were closing prices as of December 17, 2012, the last practicable closing date for a presentation to the Investor Bancorp board on December 18th. The analysis yielded the following comparison of the medians for the peer companies with those for Roma Financial:

	Roma Financial Corporation	MHC Peer Set
		75th Percentile	Median	25th Percentile

Tangible Common Equity / Tangible Assets (%)	11.7	14.1	10.9	9.7
LTM ROAA (%)	0.23	0.69	0.53	0.30
LTM ROAE (%)	2.0	5.8	3.9	2.2
NPA / Assets (%)	3.0	1.2	2.1	3.6
MHC Ownership (%)	75	67	59	58
Price / Stated TBV per share (x)	1.20	1.68	1.52	1.32
Price / TBV per minority share (x)	0.31	0.69	0.53	0.39

Analysis of Selected Merger Transactions

MHC Targets: RBCCM reviewed publicly available information for merger and acquisition transactions involving banks that it deemed relevant to their analysis of the merger. The precedent transactions included nationwide thrift transactions involving MHCs with NPAs / Assets of less than 20% since January 1, 2000. Specifically, RBCCM reviewed 11 acquisitions involving MHCs:

Anniversary Date	Buyer	Target	Price/Stated TBV per share (x)	Price/TBV per minority share (x)
2/29/2012	Northfield Bancorp Inc.	Flatbush Federal Bancorp Inc.	1.20	0.55
12/8/2008	Middlesex Bancorp	Service Bancorp Inc.	2.68	1.22
11/13/2006	Assabet Valley Bancorp	Westborough Financial Services	2.00	0.71
9/11/2003	Northwest Bancorp Inc.	Skibo Financial Corp.	2.28	0.91
9/11/2002	Kearny Financial Corp.	West Essex Bancorp	3.57	1.40
5/16/2002	NSB Holding Corp.	Liberty Bancorp Inc.	2.77	1.01
1/10/2002	Kearny Financial Corp.	Pulaski Bancorp Inc.	2.53	1.06
8/16/2001	Northwest Bancorp Inc.	Leeds Federal Bankshares	2.89	0.79
4/27/2001	Danvers Bancorp, Inc.	RFS Bancorp Inc.	1.88	0.83
12/14/2000	Boiling Springs	Ridgewood Financial Inc.	2.22	1.04
2/15/2000	North Shore Bank, FSB	Marquette Savings Bank	1.36	0.60

In reviewing the comparable transactions, RBCCM examined the multiples at announcement of price to tangible book value per share, price to tangible book value per minority share. RBCCM also examined the MHC ownership, NPAs/Assets, return on average assets and return on average equity. These analyses yielded the following comparisons of the median transaction multiples for the Merger with the median transaction multiples for the selected thrift merger transactions, respectively:

		MHC Peer Set Precedent Transactions
	The Merger	75th Percentile	Median	25th Percentile

MRQ ROAA (%)	0.08	0.70	0.36	0.07
MRQ ROAE (%)	0.7	5.6	3.3	0.7
NPA / Assets (%)	3.0	0.1	0.3	0.7
Minority Ownership (%)	24	45	43	38
Price / Stated TBV per share (x)	2.11	2.72	2.28	1.94
Price / TBV per minority share (x)	0.52	1.05	0.91	0.75

Thrift (Non-MHC) Targets. Given the limited number of recent MHC target transactions, RBCCM also reviewed transactions of Northeast and Mid-Atlantic thrifts with assets greater than $500 million since January 1, 2010. Specifically, RBCCM reviewed 11 acquisitions involving thrifts:

Anniversary Date	Buyer	Target	Price/Stated TBV per share (x)
8/27/2012	M&T Bank Corp.	Hudson City Bancorp Inc.	0.84
7/19/2012	WesBanco Inc.	Fidelity Bancorp Inc.	1.67
5/31/2012	Berkshire Hills Bancorp Inc.	Beacon Federal Bancorp Inc.	1.11
4/30/2012	Independent Bank Corp.	Central Bancorp Inc.	1.65
6/16/2011	Capital One Financial Corp.	ING Bank FSB	1.02
6/15/2011	F.N.B. Corp.	Parkvale Financial Corp.	1.98
1/26/2011	Susquehanna Bancshares Inc.	Abington Bancorp Inc	1.24
1/20/2011	People’s United Financial Inc.	Danvers Bancorp Inc.	1.84
12/21/2010	Berkshire Hills Bancorp Inc.	Legacy Bancorp	1.11
8/18/2010	First Niagara Finl Group	NewAlliance Bancshares Inc.	1.65
7/15/2010	People’s United Financial Inc.	LSB Corp.	1.53

In reviewing the comparable transactions, RBCCM examined the deal value and the multiples at announcement of price to tangible book value per share. RBCCM also examined the NPAs / Assets, return on average assets, return on average equity, tangible equity to tangible assets. These analyses yielded the following comparisons of the median transaction multiples for the Merger with the median transaction multiples for the selected merger transactions, respectively:

			Thrift Peer Set Precedent Transactions
	The Merger		75th Percentile	Median	25th Percentile

LTM ROAA (%)	0.23		0.63	0.32	(0.03)
LTM ROAE (%)	2.0		4.4	3.3	(0.3)
NPA / Assets (%)	3.0		1.6	2.3	2.9
Tangible Equity / Tangible Assets (%)	11.8		10.9	10.0	7.9
Price / Stated TBV per share (*)	1.18	*	1.66	1.53	1.11

*	To make the Price / Stated TBV per share multiple comparable to non-MHC transactions, RBCCM estimated a fully converted TBV per share value assuming MHC shares were converted at its current stock price, net of 12% offering related expenses, employee stock option plans and management recognition plan.

Discounted Cash Flow Valuation. RBCCM performed a discounted cash flow valuation to estimate a range of present values for Roma Financial, assuming Roma Financial continued to operate as a stand-alone entity, without regard to the proposed Merger. RBCCM calculated the theoretical per share value of Roma Financial based on the present value of: (i) an initial amount of capital representing the excess of the tangible equity to tangible assets ratio of Roma Financial above 8.00%; (ii) implied dividends per share over a five year period, assuming Roma Financial could dividend out all current earnings as long as its ratio of tangible equity to tangible assets remained at 8.00%; (iii) second step conversion proceeds received at the end of 2013; and (iv) the terminal value, or the theoretical value of the Roma Financial at the end of the five year period post-merger closing, or the fiscal year ended December 31, 2018. RBCCM based the projected earnings for Roma Financial on Investors Bancorp’s management estimates. The terminal values are based upon a range of forward earnings multiples of New York City area thrifts of 11 to 14 times earnings. RBCCM used a range of discount rates of 8% to 12% based on the Capital Asset Pricing Model (“CAPM”), which incorporates Roma Financial’s risk characteristics. RBCCM determined that the implied value per share of Roma Financial common stock ranged from $7.18 to $7.63 based on the price-to-earnings multiple assumptions for the terminal values as summarized below:

		Terminal Multiple
		11.0x	12.0x	13.0x	14.0x
Discount Rate	8.0%	$7.39	$7.47	$7.55	$7.63
	9.0%	7.33	7.41	7.49	7.57
	10.0%	7.28	7.35	7.43	7.50
	11.0%	7.23	7.30	7.37	7.44
	12.0%	7.18	7.25	7.32	7.38

In addition to the methodology and values described above, under a change of control scenario, RBCCM calculated the theoretical per share value of Roma Financial based on the present value of (i) second step conversion proceeds received at the end of 2013; (ii) cost synergies of 25% (phased in 70% in 2013 and 100% thereafter); and (iii) core deposit intangible amortization of 1% of core deposits amortized over 10 years on a straight line basis. RBCCM determined that the implied value per share of Roma Financial common stock ranged from $16.23 to $18.73 based on the price-to-earnings multiple assumptions for the terminal values as summarized below:

		Terminal Multiple
		11.0x	12.0x	13.0x	14.0x
Discount Rate	8.0%	$17.33	$17.80	$18.26	$18.73
	9.0%	17.03	17.48	17.93	18.38
	10.0%	16.75	17.19	17.62	18.05
	11.0%	16.49	16.90	17.31	17.73
	12.0%	16.23	16.63	17.02	17.42

The results of the discounted cash flow analysis using implied dividends does not purport to reflect the prices at which any securities may trade at the present time or at any time in the future. Discounted cash flow analysis is a widely used valuation method, but the results of this method are highly dependent upon numerous assumptions, including earnings growth rates, dividend payout rates, multiples to terminal earnings and discount rates.

Investors Bancorp Valuation Summary

Investors Bancorp Comparable Companies Analysis. Using publicly available information, RBCCM reviewed certain financial, operating and stock market performance data of five nationwide publicly traded MHCs, each with total assets greater than $2 billion using data as of September 30, 2012:

•	TFS Financial (OH)

•	Beneficial Mutual Bancorp, Inc. (PA)

•	Kearny Financial Corporation (NJ)

•	Northfield Bancorp, Inc. (NJ)

•	Meridian Interstate Bancorp, Inc. (MA)

RBCCM analyzed the relative performance and value of Investors Bancorp by comparing certain publicly available financial data of Investors Bancorp with that of the MHC peer companies, including MHC ownership, NPAs / Assets, tangible common equity to tangible assets, return on average assets, return on average equity, market price to tangible book value and market price to tangible book value per minority share. All stock prices were closing prices as of December 17, 2012, the last practicable closing date in advance of a presentation to the Investors Bancorp board meeting on December 18th. The analysis yielded the following comparison of the medians for the peer companies with those for Investors Bancorp, respectively:

	Investors Bancorp	MHC Peer Set
		Max	Median	Min

Tangible Common Equity / Tangible Assets (%)	7.9	15.6	13.8	9.9
LTM ROAA (%)	0.80	0.69	0.34	0.10
LTM ROAE (%)	8.9	5.5	2.6	0.6
NPA / Assets (%)	1.3	1.3	2.2	2.9
MHC Ownership (%)	58	76	59	58
Price / Stated TBV per share (x)	0.45	1.70	1.67	1.49
Price / TBV per minority share (x)	0.86	0.71	0.63	0.39

Note: Investors Bancorp data was pro forma for its recent acquisition of Marathon Banking Corporation.

Discounted Cash Flow Valuation. RBCCM performed a discounted cash flow valuation to estimate a range of present values for Investors Bancorp, assuming Investors Bancorp continued to operate as a stand-alone entity. RBCCM calculated the theoretical per share value of Investors Bancorp based on the present value of: (i) an initial amount of capital representing the excess of the tangible equity to tangible assets ratio of Investors Bancorp above 8.00%; (ii) implied dividends per share over a five-year period, assuming Investors Bancorp could dividend out all current earnings as long as its ratio of tangible equity to tangible assets remained at 8.00%; (iii) second step conversion proceeds received at the end of 2013; and (iv) the terminal value, or the theoretical value of Investors Bancorp at the end of the five-year period, post announcement or the fiscal year ended December 31, 2017. RBCCM based the projected earnings estimates for Investors Bancorp on Investors Bancorp management estimates. The terminal values are based upon a range of forward earnings multiples of New York City area thrifts of 11 to 14 times earnings. RBCCM used a range of discount rates of 7% to 11%, based on the CAPM, which incorporates Investors Bancorp’s risk characteristics. RBCCM determined that the implied value per share of Investors Bancorp common stock ranged from $16.67 to $21.73 based on the price-to-earnings multiple assumptions for the terminal values as summarized below:

		Terminal Multiple
		11.0x	12.0x	13.0x	14.0x
Discount Rate	7.0%	$18.92	$19.85	$20.79	$21.73
	8.0%	18.31	19.20	20.09	20.99
	9.0%	17.73	18.58	19.43	20.28
	10.0%	17.19	18.00	18.81	19.62
	11.0%	16.67	17.44	18.21	18.98

The results of the discounted cash flow analysis using implied dividends does not purport to reflect the prices at which any securities may trade at the present time or at any time in the future. Discounted cash flow analysis is a widely used valuation method, but the results of this method are highly dependent upon numerous assumptions, including earnings growth rates, dividend payout rates, multiples to terminal earnings and discount rates.

Pro Forma Merger Analysis

RBCCM analyzed the impact of the Merger on the combined company’s total assets, loan portfolio, deposit base, tangible book value and fully converted tangible book value. This analysis uses the merger consideration as provided in the Merger Agreement. The analysis is also based upon: (i) the September 30, 2012 balance sheet information for Investors Bancorp (pro forma for the Marathon acquisition) and Roma Financial and (ii) projected one-time costs and restructuring charges associated with the Merger. RBCCM calculated the pro forma fully converted tangible book value per share as compared to estimated standalone fully converted tangible book value per share and calculated that the transaction is accretive to a fully converted tangible book value per share.

Information Regarding RBCCM

Investors Bancorp has agreed to pay RBCCM a customary fee that was earned upon delivery of the fairness opinion to the Investors Bancorp board of directors. Investors Bancorp has also agreed to indemnify RBCCM and related persons against certain liabilities, including certain liabilities under the federal securities laws, from and arising out of or based upon RBCCM’s engagement on Investors Bancorp’s behalf with regard to the merger.

RBCCM has provided investment banking and financial advisory services to Investors Bancorp in the past, for which RBCCM has received customary fees, including, in the past two years, financial advisory fees for Investors Bancorp’s acquisitions of Marathon Banking Corporation completed in October 2012 and Brooklyn Federal Bancorp, Inc. completed in January 2012.

In the ordinary course of business, RBCCM may affect transactions, for its own account or for the accounts of customers, and hold at any time a long or short position in securities of Investors Bancorp.

Consideration to be Received in the Mid-Tier Merger

The merger consideration of 0.8653 of a share of Investors Bancorp’s common stock for every share of Roma Financial common stock was calculated to provide a value of $15.00 per share of Roma Financial’s common stock based upon the average closing price of Investors Bancorp common stock for the 10-day period ending December 18, 2012. The value of the merger consideration may increase or decrease both prior to and following the completion of the Mid-Tier Merger depending on the trading price of Investors Bancorp common stock.

In the event Investors Bancorp changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of its common stock issued and outstanding prior to the closing of the Mid-Tier Merger as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding common stock and the record date therefor is prior to the closing, the merger consideration shall be proportionately and appropriately adjusted.

Roma Financial stockholders will not receive fractional shares of Investors Bancorp common stock. Instead, Roma Financial stockholders will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of Investors Bancorp common stock to which such stockholder would otherwise have been entitled, multiplied by (ii) the average of the daily closing sales price of a share of Investors Bancorp common stock for the ten consecutive trading days immediately preceding the closing date of the Mid-Tier Merger.

Treatment of Roma Financial Stock Options

At the effective time of the Mid-Tier Merger, each option to purchase shares of Roma Financial common stock granted under Roma Financial’s 2008 Equity Incentive Plan that is outstanding, whether or not vested or exercisable, will become fully vested and will be converted into options to purchase shares of Investors Bancorp common stock in an amount equal to the number of shares of Roma Financial common stock subject to such option at the closing of the Mid-Tier Merger multiplied by the exchange ratio of 0.8653. The exercise price per share of such converted option will be equal to the exercise price of the prior Roma Financial option divided by the exchange ratio of 0.8653. Such converted options will be subject to the same duration and terms as in effect prior to the Mid-Tier Merger. For a description of the treatment of the outstanding warrants and options relating to the RomAsia Bank Merger, see “Interests of Certain Persons in the Merger that are Different from Yours” and “—RomAsia Bank—Investors Bank Merger Agreement.”

Surrender of Stock Certificates

No later than five business days after the completion of the Mid-Tier Merger, the exchange agent will mail to Roma Financial stockholders instructions for the exchange of their Roma Financial common stock certificates for the merger consideration. Until Roma Financial stockholders surrender their Roma Financial stock certificates for exchange after completion of the Mid-Tier Merger, Roma Financial stockholders will not be paid dividends or other distributions declared after the Mid-Tier Merger with respect to any Investors Bancorp common stock into which their Roma Financial shares have been converted. When Roma Financial stockholders surrender their Roma Financial stock certificates, Investors Bancorp will pay any unpaid dividends or other distributions, without interest. After the completion of the Mid-Tier Merger, there will be no further transfers of Roma Financial common stock. Roma Financial stock certificates presented for transfer after the completion of the Mid-Tier Merger will be canceled and exchanged for the merger consideration.

If their Roma Financial stock certificates have been lost, stolen or destroyed, Roma Financial stockholders will have to prove their ownership of these certificates and that they were lost, stolen or destroyed before they receive any consideration for their shares. The letter of transmittal will include instructions on how to provide evidence of ownership. If required by Investors Bancorp or the exchange agent, the stockholder will be required to post a bond in such amount as the exchange agent may reasonably direct as indemnity against any claim that may be made against it with respect to such lost, stolen or destroyed stock certificate.

Accounting Treatment of the Merger

In accordance with U.S. generally accepted accounting principles, the Merger will be accounted for using the acquisition method. The result of this is that the recorded assets and liabilities of Investors Bancorp will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Roma Financial will be adjusted to their estimated fair value at the closing of the Merger. In addition, all identified intangibles will be recorded at estimated fair value and included as part of the net assets acquired. To the extent that the purchase price exceeds the fair value of the net assets including identifiable intangibles of Roma Financial at the closing date, that amount will be reported as goodwill. To the extent that the purchase price does not exceed the fair value of the net assets including identifiable intangibles of Roma Financial at the closing date, that amount will be reported as a bargain purchase gain. In accordance with U.S. generally accepted accounting principles, goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, U.S. generally accepted accounting principles results in the operating results of Roma Financial being included in the operating results of Investors Bancorp beginning from the date of completion of the Mid-Tier Merger.

Material U.S. Federal Income Tax Consequences of the Merger

General. The following summary discusses the material anticipated U.S. federal income tax consequences of the Merger applicable to a holder of shares of Roma Financial common stock who surrenders all of the stockholder’s common stock for shares of Investors Bancorp common stock in the Mid-Tier Merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not cover all U.S. federal income tax consequences of the Merger and related transactions that may be relevant to holders of shares of Roma Financial common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of Roma Financial common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, persons that are, or hold their shares of Roma Financial common stock through, partnerships or other pass-through entities, or persons who acquired their shares of Roma Financial common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the Internal Revenue Service regarding the U.S. federal income tax consequences of the Merger. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the U.S. federal income tax consequences set forth below.

Roma Financial stockholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the Merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions. It is a condition to the obligations of Investors Bancorp and Roma Financial that each receive an opinion of counsel to the effect that the Merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. The opinions of counsel will be given in reliance on customary representations of Investors Bancorp and Roma Financial and will be based on assumptions as to certain factual matters. These opinions will not bind the courts or the Internal Revenue Service, nor will they preclude the Internal Revenue Service from adopting a position contrary to those expressed in the opinions.

In connection with the filing of the registration statement of which this Joint Proxy Statement/Prospectus forms a part, Luse Gorman, Washington, DC, counsel to Investors Bancorp, has delivered its opinion to Investors Bancorp and Spidi & Fisch, PC, Washington, DC, counsel to Roma Financial, has delivered its opinion to Roma Financial, that the Merger will qualify as one or more “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code. These opinions have been filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of Investors Bancorp and Roma Financial, all of which must continue to be true and accurate in all material respects as of the effective time of the Merger.

If any of the representations delivered by Investors Bancorp or Roma Financial to counsel or the assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the Merger could be adversely affected. The determination by tax counsel as to whether the proposed Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed Merger.

The following discussion assumes that the Merger will constitute one or more “reorganizations” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

No gain or loss will be recognized by a Roma Financial stockholder who receives shares of Investors Bancorp common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of Roma Financial common stock. The tax basis of the shares of Investors Bancorp common stock received by a Roma Financial stockholder in such exchange will be equal (except for the basis attributable to any fractional shares of Investors Bancorp common stock, as discussed below) to the basis of the Roma Financial common stock surrendered in exchange for the Investors Bancorp common stock. If a Roma Financial stockholder purchased or acquired Roma Financial common stock on different dates or at different prices, then solely for purposes of determining the basis of the Investors Bancorp common stock received in the Mid-Tier Merger, such stockholder may designate which share of Investors Bancorp common stock is received in exchange for each particular share of Roma Financial common stock. The designation must be made on or before the date on which the Investors Bancorp common stock is received. For shares held through a broker, the designation is made by giving written notice to the broker. For shares held in certificate form by the stockholder, the designation is made by a written designation in the stockholder’s records. The holding period of the Investors Bancorp common stock received will include the holding period of shares of Roma Financial common stock surrendered in exchange for the Investors Bancorp common stock, provided that such shares were held as capital assets of the Roma Financial stockholder at the effective time of the Mid-Tier Merger.

Cash in Lieu of Fractional Shares. A Roma Financial stockholder who holds Roma Financial common stock as a capital asset and who receives in the Mid-Tier Merger, in exchange for such stock, Investors Bancorp common stock and cash in lieu of a fractional share interest in Investors Bancorp common stock will be treated as having received such fractional share and then having received such cash in redemption of such fractional share of stock. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of such holder’s aggregate adjusted tax basis in the shares of Roma Financial stock surrendered which is allocable to the fractional share.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a Roma Financial stockholder is entitled pursuant to the Mid-Tier Merger, unless the Roma Financial stockholder signs the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the Roma Financial stockholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities. No gain or loss will be recognized by Investors Bancorp or Roma Financial as a result of the Merger.

Regulatory Matters Relating to the Merger

Completion of the Merger is subject to the receipt of all required approvals and consents from regulatory authorities, and the expiration of any applicable statutory waiting periods, without any term or condition that would constitute a “Burdensome Condition.” A burdensome condition is defined as any prohibition, limitation, or other requirement that would prohibit or materially limit the ownership or operation by Investors of all or any material portion of the business or assets of Roma Financial or any Roma Subsidiary, compel Investors to dispose of or hold separate all or any material portion of the business or assets of Roma Financial or any Roma Subsidiary, continue in effect after the Merger any provision of the OCC Agreement, or otherwise materially impair the value of Roma Financial to Investors Bancorp. Investors Bancorp and Roma Financial have agreed to use their reasonable best efforts to obtain all the required regulatory approvals. These include approval from the various federal and state regulatory authorities. Applications for such approvals were filed in January 2013.

The Mid-Tier Merger and the MHC Merger, as well as the acquisition by Investors MHC and Investors Bancorp of Roma Bank and RomAsia Bank, each require the approval of the Federal Reserve Board. In evaluating whether to grant such approval, the Federal Reserve Board considers such factors as the financial and managerial resources and future prospects of the holding companies and institutions involved, the effect of the acquisition on the acquired companies, the convenience and needs of the communities served and competitive factors. Generally the Federal Reserve Board must evaluate whether the transaction can reasonably be expected to produce benefits to the public that outweigh any adverse effects. The issuance of shares of common stock by Investors Bancorp to Roma Financial stockholders as merger consideration also requires the approval of the Federal Reserve Board as an issuance of shares of common stock by a subsidiary of a mutual holding company to persons other than the mutual holding company parent.

The Bank Merger is subject to the approval of the FDIC under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served, competitive factors, any risk to the stability of the United States banking or financial system and the effectiveness of the institutions involved in combating money laundering activities. The Bank Merger and the MHC Merger are also subject to the approval of the NJDBI under the New Jersey Banking Act of 1948, as amended, which follows similar criteria to the FDIC.

In addition, a period of 15 to 30 days must expire following approval by the FDIC before completion of the Merger is allowed, within which period the United States Department of Justice may file objections to the Merger under the federal antitrust laws. While Investors Bancorp and Roma Financial believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the Merger, or that the Attorney General of the State of New Jersey will not challenge the Merger, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

The Merger cannot proceed in the absence of the requisite regulatory approvals. See “Approval of the Merger Agreement—Conditions to Completing the Merger” and “—Terminating the Merger Agreement.” There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy one or more conditions set forth in the Merger Agreement and described under “Approval of the Merger Agreement—Conditions to Completing the Merger.” In recent similar transactions, the Federal Reserve Board has taken a longer time to render a decision on applications than the typical time period for approval set forth in the Federal Reserve Board’s regulations.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the Merger from the standpoint of the adequacy of the exchange ratio for converting Roma Financial common stock to Investors Bancorp common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation with respect to the Merger.

Agreement with the Office of the Comptroller of the Currency

Effective September 21, 2012, Roma Bank entered into an agreement with the OCC. The agreement provides, among other things, that within specified time frames, the Board will:

•

complete a review of the Board’s processes regarding oversight of management and risk management and adopt and implement a plan, acceptable to the OCC, to strengthen oversight of management and operations;

•	adopt a plan, acceptable to the OCC, to strengthen Roma Bank’s credit risk management practices;

•	adopt and implement a program, acceptable to the OCC, for the maintenance of an adequate allowance for loan and lease losses;

•	adopt and implement a plan, acceptable to the OCC, to reduce Roma Bank’s interest in criticized or classified assets;

•

adopt and implement an updated program, acceptable to the OCC, to ensure Roma Bank’s compliance with the Bank Secrecy Act and ensure implementation of a Bank Secrecy Act/Anti-Money Laundering Risk Assessment Process;

•	adopt, implement and ensure compliance with an independent internal audit program acceptable to the OCC; and

•	establish a committee reporting to the Board to ensure oversight of Roma Bank’s information technology activities.

Additional regulatory restrictions resulting from the regulatory agreement include that Roma Bank must obtain prior regulatory approval before either (i) appointing or changing the responsibilities of directors and senior executive officers, or (ii) entering into any employment agreement or other agreement or plan providing for the payment of a “golden parachute payment” or the making of any golden parachute payment.

It is a covenant in the Merger Agreement that Roma Bank use its reasonable best efforts to take all action necessary to ensure full compliance with the OCC Agreement. It is anticipated that the OCC Agreement will terminate upon the closing of the Merger.

Litigation Related to the Merger

On January 3, 2013, a Roma Financial stockholder filed a putative class action lawsuit on behalf of Roma Financial stockholders in the Superior Court of the State of New Jersey, Chancery Division, Mercer County, against Roma Financial, Roma MHC, Roma Bank, each member of the Roma Financial board of directors, and Investors Bancorp, Investors MHC and Investors Bank. The case is captioned Joseph T. Zalescik v. Peter Inverso, Michele Siekerka, Alfred DeBlasio, Jr., Thomas Bracken, Robert Albanese, William Walsh, Jr., Dennis

Bone, Robert Rosen, Jeffrey Taylor, Roma Financial Corporation, Roma Financial Corporation, MHC, Roma Bank, Investors Bancorp, Inc., Investors Bancorp MHC and Investors Bank. The complaint was amended on March 27, 2013. The amended complaint alleges, among other things, that the Roma Financial board of directors breached its fiduciary duties by allegedly agreeing to inadequate consideration and onerous terms for the merger transaction, and, allegedly engaging in a process that involved conflicts of interest. In addition, the amended complaint alleges that the disclosure to be provided to Roma Financial’s stockholders, as set forth in the preliminary Form S-4 Registration Statement filed with the SEC on March 19, 2013, fails to provide certain material information necessary for Roma Financial’s stockholders to make a fully informed decision concerning the Merger. The amended complaint also alleges that Roma Financial and Investors Bancorp aided and abetted the Roma Financial board of directors’ breaches of fiduciary duties. Roma Financial and Investors Bancorp believe the allegations in the amended complaint are without merit and intend to vigorously defend against the lawsuit.

Interests of Certain Persons in the Merger that are Different from Yours

Share Ownership. On the Roma Financial Record Date for the Roma Financial annual meeting, Roma Financial’s directors and officers beneficially owned, in the aggregate, 228,506 shares of Roma Financial’s common stock (not including shares that may be acquired upon the exercise of stock options), representing approximately 0.75% of the outstanding shares of Roma Financial common stock.

As described below, certain of Roma Financial’s officers and directors have interests in the Merger that are in addition to, or different from, the interests of Roma Financial’s stockholders generally. Roma Financial’s board of directors was aware of these conflicts of interest and took them into account in approving the Merger. These interests represent an aggregate amount of approximately $4.2 million and include the following agreements.

Stock Options and Warrants. Under the terms of the Merger Agreement, outstanding and unexercised options to purchase shares of Roma Financial common stock granted under Roma Financial’s 2008 Equity Incentive Plan, whether or not vested or exercisable, will become fully vested and be converted into options to purchase shares of Investors Bancorp common stock in an amount equal to the number of shares of Roma Financial common stock subject to such option at the closing of the Mid-Tier Merger multiplied by the exchange ratio of 0.8653. The exercise price per share of such converted option will be equal to the exercise price of the prior Roma Financial option divided by the exchange ratio of 0.8653. Such converted options will become fully vested at the completion of the Mid-Tier Merger (if not already vested) and will be subject to the same duration and terms in effect prior to the Mid-Tier Merger. Based upon the equity holdings as of the Roma Financial Record Date, the number of Roma Financial stock options held by the executive officers and non-employee directors of Roma Financial are as follows:

Executive/Director of Roma Financial	Roma Financial Stock Options (#)	Weighted-Average Exercise Price ($)
Peter A. Inverso	116,000	13.67
C. Keith Pericoloso	38,000	13.67
Sharon L. Lamont	38,000	13.67
Barry J. Zadworny	38,000	13.67
Suzette N. Berrios	—	—
All non-employee directors as a group (8 persons)	96,000	13.67

Under the terms of the RomAsia Bank Merger Agreement, immediately prior to the RomAsia Bank Merger, holders of outstanding and unexercised options and warrants to purchase shares of RomAsia Bank common stock will receive, in cancellation of the options and warrants, a cash payment in an amount equal to the number of shares provided for in each such stock option or warrant, multiplied by the difference between $11.25 and the exercise price of the relevant stock option or warrant. Based upon the equity holdings as of the Roma Financial Record Date, the number of RomAsia Bank stock options and warrants held by the executive officers and non-employee directors of Roma Financial are as follows:

Executive/Director of Roma Financial	RomAsia Bank Stock Options (#)	Weighted- Average Exercise Price of Stock Options ($)	RomAsia Bank Warrants (#)	Weighted- Average Exercise Price of Warrants ($)
Peter A. Inverso	7,500	8.58	2,150	10.00
Sharon L. Lamont	3,000	8.47	—	—
All non-employee directors as a group (8 persons)	7,500	8.58	2,150	10.00

Acceleration of Vesting of Restricted Stock Awards. Under the terms of the Merger Agreement, Roma Financial restricted stock awards that have not yet vested will become fully vested at the completion of the Mid-Tier Merger. Based upon the equity holdings as of the Roma Financial Record Date, the number of unvested restricted stock awards that will become vested as a result of the Mid-Tier Merger held by the executive officers and non-employee directors of Roma Financial are as follows:

Executive/Director of Roma Financial	Unvested Restricted Stock Awards (#)
Peter A. Inverso	13,766
C. Keith Pericoloso	4,283
Sharon L. Lamont	4,283
Barry J. Zadworny	2,000
Suzette N. Berrios	456
All non-employee directors as a group (8 persons)	48,000	(1)

(1)	Does not include 6,000 restricted stock awards granted to a non-employee director as of April 23, 2013, of which 1,200 stock awards will be vested as of the date of the Roma Financial 2013 Annual Meeting of Stockholders, and the balance of which will vest 25% per year annually thereafter or will become immediately 100% vested upon the death or disability of the director, or a change in control of Roma Financial. Such stock awards are consistent with Roma Financial’s practice applicable to newly elected directors.

Roma Financial and Roma Bank Employment Agreements. Roma Financial and Roma Bank are parties to employment agreements with each of Mr. Inverso, Mr. Pericoloso and Ms. Lamont providing for severance benefits that may be triggered on termination of employment in connection with the Merger. Mr. Inverso’s employment agreement expires on December 31, 2013. The employment agreements for Mr. Pericoloso and Ms. Lamont provide for a one-year employment period that renews for an additional period upon a determination that the executive met the requirements and standards of the board of directors.

Pursuant to the terms of Mr. Inverso’s employment agreement, since he has attained the normal retirement age of 73, in the event of his termination of employment at the request of Roma Financial or Roma Bank prior to December 31, 2013, he would receive all compensation and benefits that he would have earned as an employee of Roma Bank and Roma Financial through December 31, 2013. In addition, the employment agreement provides that Roma Bank and Mr. Inverso intend to enter into the following agreements following Mr. Inverso’s retirement as President and Chief Executive Officer, subject to regulatory limitations:

•

a one-year consulting agreement and non-competition agreement to be effective from January 1, 2014 through December 31, 2014 during which time Mr. Inverso would serve as a consultant to Roma Financial and be paid a consulting fee of $200,000; and

•	a retirement income plan agreement that would pay Mr. Inverso an additional supplemental retirement benefit of $4,167 per month for a period of 84 months commencing on January 1, 2017.

Pursuant to the terms of the employment agreements for Mr. Pericoloso and Ms. Lamont, in the event of the executive’s involuntary termination without “cause” or voluntary resignation for “good reason” (as defined in the employment agreements), occurring during the remaining term of the agreement, or within the 12 month period, following a change in control, Roma Bank will provide the executive with the following severance benefits, subject to regulatory limitations:

•

a lump sum payment equal to two times the total compensation paid to the executive or accrued by Roma Bank (including amounts attributable to salary, bonus, deferred and retirement plans) with respect to the executive for the most recently completed calendar year ending on or prior to the date of termination; and

•	continued group medical and dental benefits offered for the remaining term of the employment agreement, provided however that the costs of such benefits will be paid solely by the executive.

Each employment agreement also provides that the severance benefits provided thereunder when aggregated with other benefits and payments to which each executive would be entitled as a result of a change in control will be reduced, to the extent necessary, to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

The estimated cash severance payments which would be made to Mr. Inverso, Mr. Pericoloso and Ms. Lamont under their employment agreements in connection with a termination of employment immediately following the Mid-Tier Merger are $408,167, $620,308 and $668,857, respectively, which includes the estimated reductions necessary to avoid penalties under Internal Revenue Code Section 280G.

Continued Employment Offer to Certain Roma Financial Named Executive Officers. Investors Bank has offered continued employment to Messrs. Inverso and Pericoloso and Ms. Lamont pursuant to the terms and conditions set forth below, subject to any regulatory limitations. As a condition to accepting continued employment with Investors Bank, each executive must agree to terminate his or her existing employment agreement with Roma Bank and Roma Financial and waive the right to receive any benefits thereunder, including the severance benefits that are payable in connection with a change in control of Roma Financial and, with respect to Mr. Inverso, the benefits payable under his proposed one-year consulting and non-competition agreement and retirement income plan agreement. If the executives do not accept continued employment pursuant to the terms and conditions below, Investors Bank will honor their employment agreements with Roma Bank and Roma Financial, subject to any regulatory limitations.

Mr. Inverso has been offered a three-year employment agreement with Investors Bank that will pay him an annual rate of base salary of $344,000. In addition to base salary, Mr. Inverso will be paid a retention bonus with a present value of $325,000 if he remains continuously employed through the last day of the three-year term. However, he will not be eligible to participate in any other bonus plan or arrangement of Investors Bank or Investors Bancorp. While employed with Investors Bank, Mr. Inverso will have continued use of his company-owned automobile provided by Roma Bank prior to the effective time of the Mid-Tier Merger. Following the completion of the three-year term, Mr. Inverso will be eligible to serve for two years as a paid member of an advisory board.

In the event of Mr. Inverso’s (i) involuntary termination without cause by Investors Bank or (ii) termination due to death or disability during the three-year employment term, Mr. Inverso (or his beneficiary) will be paid the base salary and retention bonus that he would have earned had he remained employed with Investors Bank through the last day of the three-year employment term. In addition, Mr. Inverso will be subject to a three-year non-compete covenant that will commence following the effective time of the Mid-Tier Merger, regardless of his employment status with Investors Bank.

Mr. Pericoloso has been offered full-time employment with Investors Bank. During the initial three months following the effective time of the Merger, Mr. Pericoloso will continue as an employee of Investors Bank and will be paid his current annual rate of base salary of $228,000. Thereafter, Mr. Pericoloso can elect to either: (i) accept a full-time employment position with Investors Bank or (ii) terminate employment and receive a severance payment from Investors Bank equal to $620,308 (subject to adjustment/cutback pursuant to Section 280G of the Internal Revenue Code and any regulatory limitations), payable in a lump sum.

If Mr. Pericoloso elects full-time employment with Investors Bank, then in lieu of his severance benefit, he would continue as a full-time employee of Investors Bank and be paid an annual base salary of $228,000 per year and a signing bonus of $250,000. In addition to his base salary and the signing bonus, Mr. Pericoloso will be eligible to participate in or receive benefits under all employee benefit plans, retirement plans and bonus plans or arrangements provided by Investors Bank that are made available to similarly-situated executives and key management employees. Investors Bank will also provide Mr. Pericoloso with a two-year change in control agreement, subject to regulatory limitations, that would provide him with change in control severance benefits in the event of his involuntary termination without cause or termination for “good reason” in connection with a change in control of Investors Bank or Investors Bancorp as follows:

•

cash severance payment equal to 1.5 times the sum of his: (i) highest rate of base salary and (ii) highest bonus awarded during the prior three years of employment (or shorter) with Investors Bank; and

•	continued medical insurance for 18 months following his date of termination.

The change in control agreement will provide that the change in control severance benefits payable thereunder will be reduced, to the extent necessary, to avoid excess parachute payments under Section 280G of the Internal Revenue Code.

Ms. Lamont has been offered an employment agreement with Investors Bank that will terminate three months following the effective time of the Merger. During the employment term, Ms. Lamont will be paid based on an annual rate of base salary of $210,000. However, she will not be eligible to participate in any other bonus plan or arrangement of Investors Bank or Investors Bancorp. Following the completion of the three-month term, Ms. Lamont’s employment with Investors Bank will automatically terminate, and she will receive a severance benefit of $668,857 (subject to adjustment/cutback pursuant to Section 280G of the Internal Revenue Code and regulatory limitations), payable in a lump sum.

Supplemental Executive Retirement Plan Agreements. Roma Bank is a party to Supplemental Executive Retirement Plan Agreements with four individuals, including Messrs. Inverso and Zadworny. Under these agreements, Messrs. Inverso and Zadworny are each entitled to a supplemental retirement benefit that is payable upon termination following attainment of his normal retirement age, which is age 69 and 65, respectively. The supplemental retirement benefit payable to Messrs. Inverso and Zadworny is an annual benefit of $60,000 and $26,000, respectively, payable in monthly installments for 120 months. Additionally, in accordance with the addendum to Mr. Inverso’s employment agreement, he is also entitled to receive a supplemental annual retirement benefit of approximately $50,000, payable in monthly installments for 84 months commencing as of January 1, 2017 subject to regulatory approval. However, as a condition to accepting continued employment with Investors Bank, Mr. Inverso must waive his right to any amounts he may be entitled to under his employment agreement, including his supplemental retirement benefit provided for in the addendum to his employment agreement.

In accordance with the Merger Agreement, Investors intends to terminate the Supplemental Executive Retirement Plan Agreements and distribute the accrued benefits thereunder following the effective time of the Mid-Tier Merger in accordance with Section 409A of the Internal Revenue Code. Because Messrs. Inverso and Zadworny have attained their normal retirement ages, their benefits are fully vested without regard to the change in control. Accordingly, all benefits payable under the Supplemental Executive Retirement Plan Agreements have been fully vested and accrued, without regard to the change in control.

As of December 31, 2012, the estimated accrued benefit that will be payable to each individual under his or her Supplemental Executive Retirement Plan Agreement is as follows: Mr. Inverso, $414,854, Mr. Zadworny, $179,770, and the two other individuals (as a group), $576,514.

Phantom Stock Appreciation Rights Agreements. Roma Bank is a party to Phantom Stock Appreciation Rights Agreements with 19 individuals, including Mr. Inverso, Mr. Pericoloso, Ms. Lamont and Mr. Zadworny. Under these agreements, each executive was awarded phantom stock appreciation rights on November 1, 2002, whereby the future value of the benefits were determined by the growth of Roma Bank’s consolidated retained earnings between the date of the award and the time of distribution of the benefit to the executive. Payment of the accrued benefits under the agreements commenced on December 31, 2012, and are payable in either: (i) 36 monthly installments; (ii) 48 monthly installments or (iii) 60 monthly installments, as elected by the executive.

In accordance with the Merger Agreement, Investors intends to terminate the Phantom Stock Appreciation Rights Agreements and distribute the accrued benefits thereunder immediately following the effective time of the Mid-Tier Merger in accordance with Section 409A of the Internal Revenue Code. All the benefits payable under the Phantom Stock Appreciation Rights Agreements have been fully vested and accrued, without regard to the change in control.

As of December 31, 2012, the estimated accrued benefit that will be payable to each individual under his or her Phantom Stock Appreciation Rights Agreement is as follows: Mr. Inverso, $281,160, Mr. Pericoloso, $79,518, Ms. Lamont, $90,650, Mr. Zadworny, $87,469 and the other 15 individuals (as a group), $442,146.

Employee Stock Ownership Plan. The Roma ESOP is a tax-qualified plan that covers substantially all of the employees of Roma Bank who have at least one year of service and have attained age 21. The Roma ESOP received a share acquisition loan from Roma Financial, the proceeds of which were used to acquire shares of Roma Financial common stock for the benefit of plan participants. The Roma ESOP has pledged the shares acquired with the loan as collateral for the loan and holds them in a suspense account, releasing them to participants’ accounts as the loan is repaid, using contributions received from Roma Bank. Prior to the effective time of the Mid-Tier Merger, the outstanding share acquisition loan of the Roma ESOP will be repaid by the Roma ESOP by delivering a sufficient number of unallocated shares of Roma Financial common stock to Roma Financial. Any unallocated shares remaining in the suspense account (after the repayment of the outstanding share acquisition loan) will be allocated to the plan participants. As of the effective time of the Mid-Tier Merger, the Roma ESOP will be terminated and all allocated shares of Roma Financial common stock held by the Roma ESOP will be converted into shares of Investors Bancorp common stock pursuant to the exchange ratio.

As a result of the foregoing, Roma Bank’s executive officers, as well as Roma Bank’s other employees who participate in the Roma ESOP, would receive an estimated benefit in connection with the Roma ESOP’s termination to the extent that the stock price of Roma Financial common stock multiplied by the number of shares held in the suspense account exceeds the outstanding loan used to acquire those shares. Based on account balances as of December 31, 2012, and a stock price of $15.02, the estimated value of the additional benefit that would be payable to the executive officers under the Roma ESOP upon the effective time of the Mid-Tier Merger is as follows: Mr. Inverso, $35,668, Mr. Pericoloso, $30,625, Ms. Lamont, $27,320, Mr. Zadworny, $22,033 and Ms. Berrios, $13,726.

Merger-Related Executive Compensation for Roma Financial’s Named Executive Officers. The following table and related footnotes provide information about the compensation to be paid to Roma Financial’s named executive officers that is based on or otherwise relates to the Merger (the “Merger-Related Executive Compensation”). The Merger-Related Executive Compensation shown in the table and described in the footnotes below is subject to an advisory (non-binding) vote of Roma Financial stockholders as more fully described in the section entitled “Merger-Related Executive Compensation Arrangements” beginning on page 152.

The table below sets forth the aggregate dollar value of the various elements of Merger-Related Executive Compensation that each named executive officer of Roma Financial would receive that is based on or otherwise relates to the Mid-Tier Merger, assuming the following:

•	the estimated effective time of the Merger is May 31, 2013;

•

Mr. Inverso, Mr. Pericoloso and Ms. Lamont accept Investors Bank’s continued employment offer and remain continuously employed with Investors Bank beginning at the effective time of the Merger through his or her applicable continued employment term as described above under “Interests of Certain Persons in the Merger that are Different from Yours—Continued Employment Offer to Certain Roma Financial Named Executive Officers;”

•	the employment of Mr. Zadworny and Ms. Berrios is terminated by Investors Bank without cause at the effective time of the Merger;

•

as required by Securities and Exchange Commission rules, all amounts below have been calculated based on a per share price of Roma Financial common stock of $15.02 (the average closing market price of Roma Financial common stock over the first five business days following the public announcement of the Merger on December 19, 2012), and all amounts below determined using the per share price of RomAsia Bank common stock of $11.25 (which is the fixed dollar amount per share that RomAsia Bank stockholders will receive in connection with the RomAsia Bank Merger); and

•	there are no regulatory restrictions to paying the Merger-Related Executive Compensation provided below to the named executive officers.

As a result of the foregoing assumptions, the actual amounts received by a named executive officer may materially differ from the amounts set forth below.

Merger-Related Executive Compensation
Executive	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)	Other ($) (5)	Total ($)
Peter Inverso	—	260,773	—	11,100	—	360,668	632,541
Keith Pericoloso	—	74,591	—	—	—	280,625	355,216
Sharon Lamont	668,857	82,931	—	—	—	27,320	779,108
Barry Zadworny	—	40,300	—	—	—	22,033	62,333
Suzette Berrios	—	6,849	—	—	—	13,726	20,575

(1)	The amount in this column represents the cash severance payment that will be made to Ms. Lamont in connection with her continued employment with Investors Bank, subject to adjustment/cutback pursuant to Section 280G of the Internal Revenue Code.
(2)

The amounts in this column represent: (i) with respect to Roma Financial stock options and restricted stock awards, the total value of the accelerated vesting of outstanding stock options and restricted stock awards, based on per share value of $15.02, less the applicable per share exercise price in the case of accelerated stock options, and (ii) with respect to RomAsia Bank stock options and warrants, the total value of the payment in cancellation of outstanding stock options and warrants, based on the per share value of $11.25, less the applicable per share exercise price. Such vesting is a single trigger event upon a change in control and is not conditioned upon termination of the executive’s employment. For Mr. Inverso, his equity amount represents $31,320 attributable to the value of 23,200 Roma Financial stock options for which vesting is accelerated, $206,765 attributable to the value of 13,766 Roma Financial restricted stock awards for which vesting is accelerated, $20,000 attributable to the payment in cancellation of 7,500 RomAsia Bank stock options and $2,688 attributable to the payment in cancellation of 2,150 RomAsia Bank warrants. For Mr. Pericoloso and Ms. Lamont, their equity amounts represent $10,260 attributable to the value of 7,600 Roma Financial stock options for which vesting would be accelerated and $64,331 attributable to the value of 4,283 shares of Roma Financial restricted stock for which vesting would be accelerated, and

Ms. Lamont’s equity amount also includes $8,340 attributable to the payment in cancellation of 3,000 RomAsia Bank stock options. For Mr. Zadworny, his equity amount is attributable to the value of 7,600 Roma Financial stock options for which vesting would be accelerated. For Ms. Berrios, her equity amount is attributable to the value of accelerated vesting of 456 shares of Roma Financial restricted stock.
(3)	Since no benefits payable under the Supplemental Executive Retirement Plan Agreements and Phantom Stock Appreciation Rights Agreements will be enhanced as a result of the Merger, no value is reflected in this column for each executive. However, under the Merger Agreement, Investors intends to terminate the agreements and distribute the accrued benefits thereunder following the effective time of the Mid-Tier Merger in accordance with Section 409A of the Internal Revenue Code. The termination and liquidation of the agreements is a single trigger event upon a change in control and is not conditioned upon the termination of the executive’s employment. As of December 31, 2012, the estimated accrued benefits payable to each executive under his Supplemental Executive Retirement Plan Agreement is as follows: Mr. Inverso, $414,854 and Mr. Zadworny, $179,770 (Mr. Pericoloso, Ms. Lamont and Ms. Berrios are each not a party to a Supplemental Executive Retirement Plan Agreement with Roma Bank). As of December 31, 2012, the estimated accrued benefits payable to each executive under his or her Phantom Stock Appreciation Rights Agreement is as follows: Mr. Inverso, $281,160, Mr. Pericoloso, $79,518, Ms. Lamont, $90,650 and Mr. Zadworny, $87,469.
(4)	The amount in this column represents the value of Mr. Inverso’s continued use for three years of the company-owned automobile that was provided to him by Roma Bank as of the date hereof.
(5)	The amounts in this column represent: (i) with respect to all the executives, the additional benefit attributable to the Roma ESOP as a result of its termination (see “Interest of Certain Persons in the Merger that are Different from Yours—Employee Stock Ownership Plan” above for further details) and (ii) with respect to Messrs. Inverso and Pericoloso, the bonus payment that is payable to such individual in connection with his continued employment with Investors Bank. For Mr. Inverso, $35,668 is attributable to the ESOP and $325,000 is attributable to a retention bonus that is payable upon the earlier of: (i) the three-year anniversary of his continued employment with Investors Bank or (ii) the termination of his employment by Investors Bank without cause. For Mr. Pericoloso, $30,625 is attributable to the Roma ESOP and $250,000 is attributable to a signing bonus if he accepts the full-time employment offer from Investors Bank within three months following the effective time of the Merger. However, if Mr. Pericoloso does not accept full-time employment with Investors Bank, he will be paid, in lieu of the signing bonus, a severance benefit of $620,308 (subject to adjustment/cutback pursuant to Section 280G of the Internal Revenue Code). The amounts in this column do not include the value attributable to the short-year allocation that each officer will receive to his or her account under the Roma ESOP as those numbers are not based on nor otherwise related to the Merger.

Appointment to Investors’ Boards. Three members of the board of directors of Roma Financial will be appointed to the boards of directors of Investors Bancorp, Investors MHC and Investors Bank. Investors Bancorp has offered these board positions to Robert C. Albanese, Dennis M. Bone and Michele N. Siekerka, each of whom has agreed to accept the board position.

Advisory Board. In accordance with the Merger Agreement, Investors Bank will invite all non-employee members of the Roma board of directors as of the date of the Merger Agreement (other than those members appointed to the Investors Bancorp board of directors) to serve as paid members of an advisory board of Investors Bank. The function of the advisory board will be to advise Investors Bank with respect to deposit and lending activities in Roma Bank’s former market area and to maintain and develop customer relationships. Investors Bank intends to maintain the advisory board for a period of no less than five years. Each member of the advisory board shall receive annual cash compensation of $39,000.

Indemnification. Pursuant to the Merger Agreement, Investors Bancorp has agreed that, for a period of six years following the effective time of the Mid-Tier Merger, it will indemnify, defend and hold harmless each present and former officer or director of Roma Financial and its subsidiaries, including any individual who becomes an officer or director of Roma Financial or its subsidiaries prior to the closing of the Mid-Tier Merger, against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, based in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Roma Financial or any of its subsidiaries if such claim pertains to any matter of fact arising, existing or occurring at or before the closing of the Mid-Tier Merger (including, without limitation, the Mid-Tier Merger and other transactions contemplated by the Merger Agreement), regardless of whether such claim is asserted or claimed before or after the effective time of the Mid-Tier Merger.

Directors’ and Officers’ Insurance. Investors Bancorp has further agreed, for a period of six years after the effective time of the Mid-Tier Merger, to maintain, or to cause Investors Bank to maintain, the current directors’ and officers’ liability insurance policies covering the officers and directors of Roma Financial (provided, that Investors Bancorp may substitute policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the effective time of the Mid-Tier Merger. Investors Bancorp is not required to spend, in the aggregate, more than 200% of the annual premiums currently paid by Roma Financial for its insurance coverage.

Employee Matters

Employee Benefit Plans. Investors Bancorp will review all Roma compensation and benefit plans to determine whether to maintain, terminate or continue such plans. In the event employee compensation and/or benefits as currently provided by Roma Financial or one of its subsidiaries are changed or terminated by Investors, in whole or in part, Investors shall provide continuing employees with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of Investors as of the date any such compensation or benefit is provided. Employees of Roma Financial or any of its subsidiaries who become participants in any Investors Bancorp compensation and benefit plan shall, for purposes of determining eligibility for, and for any applicable vesting periods of, such employee benefits only (and not for benefit accrual purposes) be given credit for service as an employee of Roma Financial or any of its subsidiaries or any predecessor thereto prior to the closing of the Mid-Tier Merger, provided, however, that credit for prior service will be given under the Investors ESOP and Investors Defined Benefit Plan only for purposes of determining eligibility to participate in such plans and not for vesting purposes, and provided further, that credit for benefit accrual purposes will be given only for purposes of Investors Bancorp’s vacation policies or programs and for purposes of the calculation of severance benefits under any severance compensation plan of Investors Bancorp.

Roma Tax-Qualified Retirement Plans. Pursuant to the terms of the Merger Agreement, Roma is required to terminate the Roma Bank 401(k) Plan and the General Abstract & Title Agency 401(k) Plan as well as the Roma ESOP immediately prior to the effective time of the Mid-Tier Merger. As soon as administratively practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the plans, upon their termination, the account balances of all participants and beneficiaries in the plans will either be distributed or transferred to an eligible tax-qualified retirement plan or individual retirement account, as directed by the participant or beneficiary.

In addition, as of the effective time of the Mid-Tier Merger, Roma must take all necessary actions to terminate the Roma Defined Benefit Pension Plan, including providing timely notice of such actions to the participants or beneficiaries in the plan and to the Pension Benefit Guaranty Corporation (PBGC) as required under applicable law.

Severance Benefits. Any employee of Roma Bank or RomAsia Bank, other than an employee who is a party to an employment agreement, change in control agreement or other separation agreement that provides a benefit on a termination of employment, whose employment is terminated involuntarily (other than for cause) within one year following the completion of the Merger, shall receive a lump sum severance payment from Investors Bank equal to two weeks’ pay (or three weeks’ pay for employees of RomAsia Bank) at the rate then in effect, for each full year of employment with Roma Bank (or RomAsia Bank as the case may be), subject to a minimum of four weeks and a maximum of 26 weeks, provided that such employee enters into a release of claims against Roma Bank and Investors Bank in a form satisfactory to Investors Bank. Such Roma Bank or RomAsia Bank employees will have the right to continued health coverage under group health plans of Investors Bank in accordance with the Internal Revenue Code.

Retention Bonuses. Investors and Roma have jointly agreed to pay out certain retention bonuses to selected employees of Roma Bank who remain employed through their established work through dates. The aggregate amount of such retention bonuses will not exceed $697,000 for Roma Bank selected employees and $33,850 for RomAsia Bank selected employees.

Operations of Investors Bank after the Merger

After the Bank Merger, the former offices of Roma Bank will operate as branch offices of Investors Bank under the name “Investors Bank.”

Restrictions on Resale of Shares of Investors Bancorp Common Stock

All shares of Investors Bancorp common stock issued to Roma Financial’s stockholders in connection with the Mid-Tier Merger will be freely transferable. This Joint Proxy Statement/Prospectus does not cover any resales of the shares of Investors Bancorp common stock to be received by Roma Financial’s stockholders upon completion of the Mid-Tier Merger, and no person may use this Joint Proxy Statement/Prospectus in connection with any resale.

Time of Completion

Subject to the conditions set forth in the Merger Agreement and unless the Merger Agreement has otherwise been terminated, the closing of the Merger will take place on a date determined by Investors Bancorp in consultation with Roma Financial. See “—Conditions to Completing the Merger.” On the closing date: (i) Investors Bancorp will file a certificate of merger with the Delaware Office of the Secretary of State merging Roma Financial into Investors Bancorp; (ii) Investors Bank will file articles of merger with the NJDBI merging Roma Bank into Investors Bank and (iii) the parties will file any other merger-related filings required by a federal or state regulator. The “effective time” of the Mid-Tier Merger will be at the time stated in the certificate of merger between Investors Bancorp and Roma Financial.

Investors Bancorp and Roma Financial are working to complete the Merger quickly. It is currently expected that the Merger will be completed in the second calendar quarter of 2013. However, because completion of the Merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

The obligations of Investors Bancorp and Roma Financial to complete the Merger are subject to the satisfaction of a number of conditions, including the following:

•

The Merger Agreement and the transactions contemplated by the Merger Agreement must have been approved by the requisite votes of the stockholders of Investors Bancorp and Roma Financial and the requisite vote of the members of Roma MHC.

•

None of the parties may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by the Merger Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any governmental entity or regulatory authority that enjoins or prohibits the consummation of the transactions contemplated by the Merger Agreement.

•

All requisite regulatory approvals required to consummate the transactions contemplated by the Merger Agreement must have been obtained and remain in full force and effect and all waiting periods relating to such approvals must have expired; all other necessary approvals, authorizations and consents of any governmental entities required to consummate the transactions contemplated by the Merger Agreement, the failure of which to obtain would reasonably be expected to have a material adverse effect (as defined below), shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired. No regulatory approval shall include a burdensome condition, which is defined as any prohibition, limitation, or other requirement that would prohibit or materially limit the ownership or operation by Investors of all or any material portion of the business or assets of Roma Financial or any Roma Subsidiary, compel Investors to dispose of or hold separate all or any material portion of the business or assets of Roma Financial or any Roma Subsidiary, continue in effect after the Merger any provision of the agreement that Roma Bank has entered into with the OCC, or otherwise materially impair the value of Roma Financial to Investors Bancorp.

•

The consent or approval of each person (other than the regulatory approvals and other approvals, authorizations and consents of governmental entities referred to above) whose consent or approval shall be required to consummate the transactions contemplated by the Merger Agreement shall have been obtained, except for those for which failure to obtain such consent or approval would not, individually or in the aggregate, have a material adverse effect on Investors Bancorp (after giving effect to the consummation of the transactions contemplated by the Merger Agreement).

•

The registration statement that includes this Joint Proxy Statement/Prospectus shall have been declared effective by the Securities and Exchange Commission and no stop order suspending the effectiveness of the registration statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the Securities and Exchange Commission and not withdrawn.

In addition, the obligation of Investors to complete the Merger is conditioned on the satisfaction or waiver of the following conditions:

•

Subject to the standard set forth in the Merger Agreement, each of the representations and warranties of Roma contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing date of the Mid-Tier Merger, and Roma Financial shall have delivered to Investors Bancorp a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Roma Financial.

•

Roma shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the effective time of the Mid-Tier Merger. Investors Bancorp shall have received a certificate signed on behalf of Roma Financial by the Chief Executive Officer and Chief Financial Officer of Roma Financial to such effect.

•

No regulatory approval required in connection with the Merger shall include any condition or requirement, excluding standard conditions that are normally imposed by the regulatory authorities in the context of a bank merger transaction, that would, in the good faith reasonable judgment of the board of directors of Investors Bancorp, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Roma Financial and Investors Bancorp.

•

On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the closing date of the Mid-Tier Merger, Investors Bancorp shall have received an opinion of counsel, dated as of the closing date, indicating that the Merger will qualify as tax-free reorganizations within the meaning of Section 368(a) of the Internal Revenue Code.

Moreover, the obligation of Roma to complete the Merger is conditioned on the satisfaction or waiver of the following conditions:

•

Subject to the standard set forth in the Merger Agreement, each of the representations and warranties of Investors contained in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the closing date of the Mid-Tier Merger, and Investors Bancorp shall have delivered to Roma Financial a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Investors Bancorp.

•

Investors shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the effective time of the Mid-Tier Merger. Roma Financial shall have received a certificate signed on behalf of Investors Bancorp by the Chief Executive Officer and Chief Financial Officer of Investors Bancorp to such effects.

•

On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the closing date of the Mid-Tier Merger, Roma Financial shall have received an opinion of counsel, dated as of the closing date, indicating that the Merger will qualify as tax-free reorganizations within the meaning of Section 368(a) of the Internal Revenue Code.

•	The shares of Investors Bancorp common stock to be issued in the Mid-Tier Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

•

Roma Financial shall have received from the exchange agent a certificate stating that it has received irrevocable authorization to issue the shares of Investors Bancorp common stock to be issued in the Mid-Tier Merger.

•

Each of Investors MHC, Investors Bancorp and Investors Bank shall have taken all steps necessary to appoint three representatives of Roma Financial to their respective boards and to establish the Roma advisory board.

Investors Bancorp and Roma Financial cannot guarantee whether all of the conditions to the Merger will be satisfied or, to the extent permitted, waived by the party permitted to do so.

Conduct of Business Before the Merger

Each of Roma Financial, Roma MHC and Roma Bank has agreed that, until completion of the Mid-Tier Merger and unless permitted by Investors Bancorp or as otherwise specified in the Merger Agreement, each will operate its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and it will not, subject to the exceptions and exclusions set forth in the Merger Agreement:

General Business

•

take any action that would materially adversely affect the ability of the parties to obtain regulatory and governmental approvals of the transactions contemplated by the Merger Agreement or delay the receipt of such approvals, or materially adversely affect its ability to perform its obligations under the Merger Agreement;

Governing Documents

•	amend its charter or bylaws or other governing documents;

Board of Directors

•	appoint a new director to its board of directors;

Capital Stock

•	change the number of authorized or issued shares of its capital stock;

•

issue any shares of stock (except upon the valid exercise of stock options) or issue or grant any right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock;

•	make any grant or award under its stock-based incentive plan or any other equity compensation plan or arrangement;

•	split, combine or reclassify its capital stock;

•	declare, set aside or pay any dividend or other distribution on its capital stock;

Contracts

•

enter into, amend in any material respect or terminate any contract or agreement except for any such contract or agreement that is for a term of twelve months or less or terminable at will without penalty, involves a cost in the aggregate of less than $100,000, and is otherwise in the ordinary course of business;

•	waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Roma is a party;

•	enter into, renew, extend or modify any transaction with an affiliate (other than a deposit transaction);

•	enter into any hedging transaction;

Branches/Merger

•	open or close any branch or automated banking facility or file an application to do the same;

•

merge or consolidate Roma Financial or any of its subsidiaries with any other corporation; sell or lease all or any substantial portion of the assets or business of Roma Financial or any of its subsidiaries; make any acquisition of all or any substantial portion of the business or assets of any other entity other than in connection with foreclosures, settlements in lieu of foreclosure, troubled debt restructuring or the collection of any loan or credit arrangement; or enter into a purchase and assumption transaction with respect to deposits and liabilities;

Employees

•

grant or agree to pay any bonus, severance or termination payment to, or enter into, renew or amend any employment agreement, change in control agreement, incentive plan or arrangement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers, or employees, except (i) as may be required pursuant to existing commitments, (ii) for pay increases in the ordinary course of business consistent with past practice to non-executive officer employees;

•

hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee with an annual rate of compensation in excess of $75,000; provided, however, that Roma Financial may hire at-will, non-officer employees to fill vacancies that may arise in the ordinary course of business;

•

enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

•

except as a result of the Merger Agreement and the transactions contemplated thereby, take any action that would give rise to a right of payment to any individual under an employment agreement or to an acceleration of the right to payment under any compensation and benefit plan;

Dispositions/Indebtedness

•

sell or dispose of any of its assets other than in the ordinary course of business consistent with past practice, or, except for transactions with the Federal Home Loan Bank of New York, subject any of its assets to a lien, pledge, security interest or other encumbrance other than in the ordinary course of business consistent with past practice; or incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

Accounting and Other Policies

•	change its method of accounting, except as required by U.S. generally accepted accounting principles or regulatory authorities responsible for regulating Roma Financial or Roma Bank;

•

make any material change in policies with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations, the OCC Agreement, U.S. generally accepted accounting principles or a regulatory authority;

Investment in Securities

•

purchase any securities (other than Federal Home Loan Bank Stock as required by the Federal Home Loan Bank) except for securities issued by a federal government agency and with a weighted average life of not more than four years (based on the assumption that interest rates rise 300 basis points);

Loans/Servicing

•

other than pursuant to commitments issued prior to the date of the Merger Agreement that have not expired and that have been disclosed to Investors Bancorp, and the renewal of existing lines of credit, make any new loan or other credit facility commitment in an amount in excess of $2.0 million for a commercial real estate loan, $500,000 for a construction loan or commercial business loan, $750,000 for a residential loan or where the borrower’s credit exposure with Roma Financial, in the aggregate, exceeds $2.5 million prior thereto or as a result thereof; or (ii) any new loan or credit facility commitment secured by any property located outside of New Jersey, Pennsylvania (no further west than Harrisburg) or Delaware;

•	purchase or sell any mortgage loan servicing rights;

Capital Expenditures

•

other than pursuant to binding commitments existing as of the date of the Merger Agreement and previously disclosed to Investors Bancorp, or other than as necessary to maintain assets in good repair, make any capital expenditures in excess of $75,000 individually or $150,000 in the aggregate, or enter into any additional binding commitments or agreements with respect to the proposed “Town Center Building II” construction project;

Settling Claims

•

pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding against it except in the ordinary course of business consistent with past practice for an action that involves solely money damages in the amount not in excess of $75,000 individually or $200,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, or waive or release any material rights or claims, or agree to consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations; provided, this does not apply to any charge-off of a loan balance as a result of a foreclosure or other real estate owned matters;

Environmental

•

foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of materials of environmental concern;

Public Announcements

•

issue any broadly distributed communication relating to the Merger to employees (including general communications relating to benefits and compensation) without prior consultation with Investors Bancorp and, to the extent relating to employment after the closing of the Merger, benefit or compensation information without the prior consent of Investors Bancorp (which shall not be unreasonably withheld, delayed or conditioned) or issue any broadly distributed communication to customers relating to the Merger without the prior approval of Investors Bancorp (which shall not be unreasonably withheld, delayed or conditioned), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated by the Merger Agreement;

Merger Agreement

•

take any action or knowingly fail to take any reasonable action that would, or would reasonably likely to, prevent, impede or delay the Merger from qualifying as reorganizations under Section 368(a) of the Internal Revenue Code, except as may be required by applicable law or regulation;

Other Agreement

•	agree to do any of the foregoing actions.

Each of Investors Bancorp, Investors MHC and Investors Bank has agreed that, until completion of the Mid-Tier Merger and unless permitted by Roma Financial or as otherwise specified in the Merger Agreement, each will operate its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and it will not, subject to the exceptions and exclusions set forth in the Merger Agreement:

•

change or waive any provision of its certificate of incorporation or bylaws or other governing documents in a manner that would materially and adversely affect the benefits of the Mid-Tier Merger to the holders of Roma Financial common stock;

•

voluntarily take any action that would result in its representation and warranties becoming untrue or in any of the conditions to closing the Mid-Tier Merger not being satisfied, except, in each case as may be required by applicable law;

•	change its method of accounting, except as required by U.S. generally accepted accounting principles or regulatory authorities responsible for regulating Investors Bancorp or Investors Bank;

•

take any action or knowingly fail to take any reasonable action that would, or would be reasonably likely to, prevent, impede or delay the Merger from qualifying as reorganizations under Section 368(a) of the Internal Revenue Code, except as may be required by applicable law or regulation; or

•	agree to take any of the foregoing actions.

Additional Covenants of Roma Financial and Investors Bancorp in the Merger Agreement

Agreement Not to Solicit Other Proposals. Roma Financial and Roma MHC have agreed not to, and has agreed not to authorize or permit Roma Bank and its subsidiaries and their representatives to: (i) initiate, solicit, induce or knowingly encourage or facilitate any inquiry, offer or proposal that constitutes or could reasonably be expected to lead to an acquisition proposal by a third party, (ii) participate in discussions or negotiations regarding an acquisition proposal, or furnish or afford access to information with respect to Roma or otherwise relating to an acquisition proposal, (iii) release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Roma Financial is a party, or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal. Roma Financial has also agreed that it will cause each of its representatives to immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any persons with respect to any existing or potential acquisition proposal. An acquisition proposal means any offer or proposal or offer contemplating, relating to, or that could reasonably be expected to lead to an acquisition transaction, which is defined in the Merger Agreement as:

•	any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Roma MHC, Roma Financial or its subsidiaries;

•

any transaction pursuant to which any third party or group (other than Investors Bancorp or any Investors Bancorp subsidiary) acquires or would acquire 25% or more of the assets of Roma MHC, Roma Financial and its subsidiaries on a consolidated basis;

•

any issuance, sale or other disposition of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 25% or more of the votes attached to the outstanding securities of Roma Financial or any of its subsidiaries;

•	any tender offer or exchange offer for 25% or more of any class of equity securities of Roma Financial or any of its subsidiaries; and

•	any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

Notwithstanding the agreement of Roma Financial not to solicit other acquisition proposals, the board of directors of Roma Financial may generally participate in discussions or negotiations regarding any acquisition proposal or enter into an agreement, agreement in principle or approve or resolve to do so or furnish, or otherwise afford access, to any person any information or data with respect to Roma Financial or any of its subsidiaries or otherwise relating to an acquisition proposal if Roma Financial has received a bona fide unsolicited, written acquisition proposal that did not result from Roma Financial’s breach of its obligations with respect to non-solicitation, provided that:

•

after consultation with and considering the advice from outside legal counsel and its independent financial advisor, the Roma Financial board of directors determines, in good faith, the acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal,” defined below; and

•	prior to furnishing or affording access to any information or data with respect to Roma Financial or any of its subsidiaries or otherwise relating to an acquisition proposal, Roma Financial receives a confidentiality agreement from that party with terms no less favorable to Roma Financial than those contained in the confidentiality agreement between Roma Financial and Investors Bancorp. In addition, Roma Financial must promptly provide to Investors Bancorp any non-public information regarding Roma Financial or its subsidiaries provided to any other person that was not previously provided to Investors Bancorp, such additional information to be provided no later than the date of provision of such information to such other party.

A “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an acquisition transaction on terms that the Roma Financial board of directors determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor: (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Roma Financial common stock or all, or substantially all, of the assets of Roma Financial and its subsidiaries on a consolidated basis; (ii) would result in a transaction that involves consideration to the holders of the shares of Roma Financial common stock that is more favorable, from a financial point of view, than the consideration to be paid to Roma Financial’s stockholders pursuant to the Merger Agreement, considering, among other things, the nature of the consideration being offered, and which proposal is not conditioned upon obtaining additional financing; and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal, including any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby.

If Roma Financial receives a proposal or nonpublic information request from a third party, Roma Financial must promptly notify Investors Bancorp and provide Investors Bancorp with information about the third party and its proposal.

Certain Other Covenants. The Merger Agreement also contains other agreements relating to the conduct of Investors Bancorp and Roma Financial before consummation of the Merger, including the following:

•

Roma Financial will cause one or more of its representatives to confer with representatives of Investors Bancorp and report the general status of Roma Financial’s operations at such times as Investors Bancorp may reasonably request;

•

Roma Financial will promptly notify Investors Bancorp of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Roma Financial or any of its subsidiaries;

•

Roma Bank will meet with Investors Bank on a regular basis to discuss and plan for the conversion of Roma Bank’s data processing and related electronic information systems. Under certain circumstances, in the event that Roma Bank takes, at the request of Investors Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Investors Bank will indemnify Roma Bank for any such fees and charges, and the costs of reversing the conversion process;

•

Roma Bank will provide Investors Bank, within 15 business days after the end of each calendar month, a written list of nonperforming assets (as defined in the Merger Agreement) and, on a monthly basis, Roma Bank will provide Investors Bank with a schedule of all loan approvals;

•

Roma Financial will promptly inform Investors Bancorp upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations relating to the alleged liability of Roma Financial or any of its subsidiaries under any labor or employment law;

•

Roma Financial will give Investors Bancorp reasonable access during normal business hours to its books, records, properties, personnel and other information as Investors Bancorp may reasonably request;

•	Investors Bancorp and Roma Financial will use their commercially reasonable best efforts to obtain all consents and approvals necessary or desirable to consummate the Merger;

•

Subject to the terms and conditions contained in the Merger Agreement, Investors Bancorp and Roma Financial will use reasonable efforts to take all action necessary to consummate the transactions contemplated by the Merger Agreement;

•

Roma Financial and Roma Bank will permit a representative of Investors Bancorp to attend any meetings of the board of directors of Roma Financial or Roma Bank except that Roma Financial and Roma Bank are not required to permit the Investors Bancorp representative to remain present during any confidential discussion of the Merger Agreement and the transactions contemplated thereby or any third party proposal to acquire control of Roma Financial or Roma Bank or during any other matter that the respective board of directors has reasonably determined to be confidential with respect to Investors Bancorp’s participation;

•

Roma Financial will take all steps necessary to convene a meeting of its stockholders to vote on the Merger Agreement and the Mid-Tier Merger. The Roma Financial board of directors will recommend approval of the Merger Agreement to Roma Financial stockholders and will use its reasonable best efforts to obtain the stockholder approval required to approve the Merger Agreement. However, the Roma Financial board of directors may withdraw, qualify or modify such recommendation if Roma Financial has received a superior proposal (as described above in “—Agreement Not to Solicit Other Proposals”), Roma Financial has notified Investors Bancorp as to the receipt of the superior proposal and Roma Financial’s board of directors, after consultation with and based on the advice of its outside legal counsel and financial advisor, determines that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to Roma Financial’s stockholders under applicable law, taking into account any adjustments, modifications or amendment to the terms and conditions of the Merger Agreement that Investors Bancorp may have committed to in writing (although Investors Bancorp has no obligation to do so);

•

Investors Bancorp will file a registration statement, of which this Joint Proxy Statement/Prospectus forms a part, with the Securities and Exchange Commission registering the shares of Investors Bancorp common stock to be issued in the Mid-Tier Merger to Roma Financial stockholders;

•	Roma MHC will take all steps necessary to convene a meeting of its members to vote on the Merger Agreement and the MHC Merger;

•

Roma Financial and Investors Bancorp will cooperate with each other and use reasonable efforts to promptly prepare and file all necessary documentation to obtain all necessary regulatory approvals required to consummate the transactions contemplated by the Merger Agreement;

•

before completion of the Mid-Tier Merger, Investors Bancorp will notify the Nasdaq Stock Market of the additional shares of Investors Bancorp common stock that Investors Bancorp will issue in exchange for shares of Roma Financial common stock; and

•

Investors Bancorp will contribute $1.0 million in the aggregate to the Roma Bank Charitable Foundation for charitable contributions in the Mercer and Burlington, New Jersey markets within six months of the closing of the Mid-Tier Merger. Investors Bancorp and Investors Bank will use their best efforts to cause the Investors Charitable Foundation to match 10% of any charitable contribution made by the Roma Bank Charitable Foundation during the three years from the close of the Mid-Tier Merger. In addition, Investors Bank will directly, through the Roma Bank Charitable Foundation or through the Investors Charitable Foundation, support charitable activities in the communities served by RomAsia Bank totaling $250,000 during the five years from the close of the RomAsia Bank Merger.

In addition, each of Investors and Roma are subject to other customary covenants under the Merger Agreement. Please refer to the Merger Agreement, which is attached as Annex A to this Joint Proxy Statement/Prospectus.

Representations and Warranties Made by Investors Bancorp and Roma Financial in the Merger Agreement

Investors Bancorp and Roma Financial have made certain customary representations and warranties to each other in the Merger Agreement relating to their businesses. Subject to the standard set forth in the Merger Agreement, the representations and warranties must be true and correct as of the closing of the Mid-Tier Merger. See “—Conditions to Completing the Merger.”

The representations and warranties contained in the Merger Agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including qualifications by disclosures between the parties. These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Each of Investors Bancorp and Roma Financial has made representations and warranties to the other regarding, among other things:

•	corporate matters, including organization and qualification;

•	capitalization;

•

authority relative to execution and delivery of the Merger Agreement and the absence of conflicts with, violations of, or a default under organizational documents or other obligations as a result of the transactions contemplated by the Merger Agreement;

•	governmental filings and consents necessary to complete the Merger;

•	filings under securities laws and regulations and the maintenance of books and records;

•	internal controls;

•	tax matters;

•	the absence of any event or action that would constitute a material adverse effect since December 31, 2011;

•	legal proceedings;

•	employee matters and benefit plans;

•	ownership of property and insurance coverage;

•	the receipt of a fairness opinion from its financial advisor;

•	loan matters and allowances for loan losses;

•	compliance with applicable laws; and

•	environmental liabilities.

In addition, Roma Financial has made additional representations and warranties about itself to Investors Bancorp as to:

•	matters relating to certain contracts and leases;

•	intellectual property;

•	related party transactions;

•	swaps and other risk management instruments;

•	trust accounts; and

•	labor matters.

Unless otherwise specified in the Merger Agreement, the representations and warranties of each of Investors Bancorp and Roma Financial will expire upon the effective time of the Mid-Tier Merger.

For purposes of the Merger Agreement, material adverse effect is defined as any effect, circumstance or occurrence that (i) is material and adverse to the financial condition, results of operations, assets or business of Investors taken as a whole, or Roma taken as a whole, respectively, or (ii) does or would materially impair the ability of Roma, on the one hand, or Investors, on the other hand, to perform its obligations under the Merger Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by the Merger Agreement. The Merger Agreement provides specific exclusions for items that do not constitute a material adverse effect.

For further information on these representations and warranties, please refer to the Merger Agreement, which is attached as Annex A to this Joint Proxy Statement/Prospectus.

Terminating the Merger Agreement

The Merger Agreement may be terminated at any time before the completion of the Merger, either before or after approval of the Mid-Tier Merger by Roma Financial stockholders, as follows:

•	by the written mutual consent of Investors Bancorp and Roma Financial;

•

by the board of directors of either party, if the other party makes a misrepresentation, breaches a warranty or fails to fulfill a covenant that cannot be cured prior to September 30, 2013 or that has not been cured within 30 days following written notice to the party in default, provided that the terminating party is not in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement;

•

by the board of directors of either party, if the Mid-Tier Merger is not consummated by September 30, 2013, or a later date agreed to in writing by Investors Bancorp and Roma Financial, unless failure to complete the Mid-Tier Merger by that time is due to a material breach of a representation, warranty, covenant or other agreement by the party seeking to terminate the Merger Agreement;

•	by the board of directors of either party, if the stockholders of Investors Bancorp or Roma Financial or the members of Roma MHC fail to approve the transactions contemplated by the Merger Agreement;

•	by the board of directors of either party, if a required regulatory approval is denied or any court or governmental authority prohibits the consummation of any of the Merger;

•

by the board of directors of Investors Bancorp if Roma Financial does not publicly recommend in this Joint Proxy Statement/Prospectus approval of the Merger Agreement, or if Roma Financial withdraws its recommendation or modifies or qualifies its recommendation in a manner adverse to Investors Bancorp;

•

by the board of directors of Roma Financial if Investors Bancorp does not publicly recommend in this Joint Proxy Statement/Prospectus approval of the Merger Agreement, or if Investors Bancorp withdraws its recommendation or modifies or qualifies its recommendation in a manner adverse to Roma Financial; or

•

by the board of directors of Roma Financial if at any time before the approval of the Merger Agreement by Roma Financial’s stockholders: (i) Roma Financial has received a superior proposal, and in accordance with the Merger Agreement, the board of directors of Roma Financial has made a determination to terminate the Merger Agreement in order to accept such superior proposal; and (ii) Roma Financial has paid the termination fee described below in “—Termination Fee.”

Additionally, Roma Financial may terminate the Merger Agreement if, at any time during the five-day period commencing on the first date on which all regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) (the “Determination Date”), such termination to be effective if both of the following conditions are satisfied:

•

the number obtained by dividing the average of the daily closing prices of Investors Bancorp common stock for the five consecutive trading days immediately preceding the Determination Date (the “Investors Bancorp Market Value”) is less than $14.152; and

•

the number obtained by dividing Investors Bancorp Market Value on the Determination Date by $17.69 is less than the number obtained by dividing (i) the sum of the average of the daily closing prices for the five consecutive trading days immediately preceding the Determination Date of a group of financial institution comprising the SNL U.S. Bank and Thrift Index (the “Final Index Price”) by (ii) the closing value of the above-referenced group of financial institution holding companies on the last trading date immediately preceding the public announcement of the entry into the Merger Agreement (the “Initial Index Price”), minus 0.20.

If Roma Financial elects to exercise its termination right as described above, it must give prompt written notice thereof to Investors Bancorp. During the five business day period commencing with its receipt of such notice, Investors Bancorp shall have the option to increase the consideration to be received by the holders of Roma Financial common stock by adjusting the exchange ratio to the lesser of: (i) a quotient, the numerator of which is equal to the product of $17.69, the exchange ratio (as then in effect), and the Index Ratio (the Final Index Price divided by the Initial Index Price) minus 0.20, and the denominator of which is equal to Investors Bancorp Market Value on the Determination Date; or (ii) the quotient determined by dividing $17.69 by the Investors Bancorp Market Value on the Determination Date, and multiplying the quotient by the product of the exchange ratio (as then in effect) and 0.80. If Investors Bancorp so elects, it shall give, within such five business-day period, written notice to Roma Financial of such election and the revised exchange ratio, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except as the exchange ratio shall have been so modified).

Termination Fee

The Merger Agreement requires Roma Financial to pay Investors Bancorp a fee of $12.0 million if the Merger Agreement is terminated in certain circumstances that involve a superior proposal.

Specifically, Roma Financial must pay the termination fee if:

•	Roma Financial has made a determination to terminate the Merger Agreement in order to accept a superior proposal; or

•

if Roma Financial has received a superior proposal and takes one of the following actions: enters into a definitive agreement relating to an acquisition proposal, terminates this Merger Agreement; withdraws its recommendation of the Merger Agreement to its stockholders or modifies or qualifies its recommendation in a manner adverse to Investors Bancorp; or consummates an acquisition proposal.

The Merger Agreement requires Investors Bancorp to reimburse Roma Financial for its out-of-pocket costs and expenses associated with the Merger Agreement, not to exceed $2.0 million, in the event Investors Bancorp received the required regulatory approvals to acquire Roma Bank, but Investors Bancorp has not obtained approval by September 30, 2013 from the Federal Reserve Board under commitments previously made by Investors Bancorp to the Federal Reserve Board, to issue shares of Investors Bancorp common stock in the Mid-Tier Merger, or if prior to September 30, 2013, the Federal Reserve Board informs Investors Bancorp in writing that its request for such approval is denied.

Expenses

Except as specifically provided in the Merger Agreement, each of Investors Bancorp and Roma Financial will pay its own costs and expenses incurred in connection with the Merger.

Changing the Terms of the Merger Agreement

Before the completion of the Mid-Tier Merger, the parties to the Merger Agreement may agree to waive or amend any provision of the Merger Agreement. However, after the approval by Roma Financial stockholders, the parties can make no amendment that reduces the amount or value or changes the form of consideration to be received by Roma Financial’s stockholders under the terms of the Merger Agreement.

RomAsia Bank-Investors Bank Merger Agreement

On January 17, 2013, RomAsia Bank and Investors Bank entered into the RomAsia Bank Merger Agreement. Roma Financial owns approximately 91% of the outstanding shares of RomAsia Bank, with the remainder owned by individuals and other members of the local community (the “RomAsia Minority Stockholders”). The RomAsia Minority Stockholders will receive $11.25 in cash for each outstanding share of RomAsia Bank common stock they own. In addition, each outstanding RomAsia Bank stock option and warrant will receive a cash payment in an amount equal to the number of shares provided for in each such stock option or warrant, multiplied by the difference between $11.25 and the exercise price of the relevant stock option or warrant. Investors Bank has also agreed to establish an advisory board comprised of all independent directors of RomAsia Bank’s board of directors for a period of five years, with a quarterly director’s fee of $2,500. Investors Bank will directly or through the Roma Bank Charitable Foundation or the Investors Bank Charitable Foundation, support charitable activities in the communities served by RomAsia Bank in the amount of $250,000 during the five years following the completion of the merger of RomAsia Bank into Investors Bank.

RomAsia Bank Employment Agreements. RomAsia Bank is a party to employment agreements with each of Dominick Mazzagetti, President and Chief Executive Officer of RomAsia Bank, Christina Hungrige, Senior Vice President and Chief Lending Officer of RomAsia Bank and Sanford Mallon, Manager of Residential Lending, providing for severance benefits that may be triggered on termination of employment in connection with the Merger. Mr. Mazzagetti’s employment agreement currently provides for a two year term that expires on December 31, 2013, and thereafter will renew annually upon a determination of the board of directors of RomAsia Bank that he met the requirements and standards of the Board. The employment agreements for Ms. Hungrige and Mr. Mallon have fixed two-year terms that expire on January 31, 2015 and August 31, 2014, respectively.

Under the employment agreements, in the event of the executive’s involuntary termination without “cause” or voluntary resignation for “good reason” (as defined in the employment agreement), occurring during the remaining term of the agreement, or within the 12 month period following, a change in control, RomAsia Bank will provide the executive with the following benefits:

•	a lump sum payment equal to one times the executive’s rate of annual base salary (which includes commissions for Mr. Mallon); and

•	continued eligibility to participate in group medical and dental benefits programs offered by RomAsia Bank for the remaining term of the employment agreement.

Each employment agreement also provides that the severance benefits provided thereunder when aggregated with other benefits and payments to which each executive would be entitled as a result of a change in control will be reduced, to the extent necessary, to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

The estimated amount of cash severance benefits payable to Mr. Mazzagetti, Ms. Hungrige and Mr. Mallon under the employment agreements assuming a qualifying termination of employment are $200,000, $126,000 and $142,116, respectively.

THE ROMASIA BANK MERGER IS SUBJECT TO APPROVAL BY THE FDIC AND THE NJDBI, AS WELL AS THE STOCKHOLDERS OF ROMASIA BANK. A SEPARATE PROXY STATEMENT WILL BE MAILED TO THE STOCKHOLDERS OF ROMASIA BANK. ROMA FINANCIAL, THE OWNER OF APPROXIMATELY 91% OF THE OUTSTANDING SHARES OF ROMASIA BANK, HAS AGREED TO VOTE IN FAVOR OF THE ROMASIA BANK MERGER. IT IS A CONDITION TO ROMASIA BANK’S OBLIGATION TO CLOSE THE ROMASIA BANK MERGER THAT ALL OF THE OTHER MERGERS HAVE OCCURRED.

DESCRIPTION OF INVESTORS BANCORP, INC. CAPITAL STOCK

The following summary describes the material terms of Investors Bancorp’s capital stock and is subject to, and qualified by, Investors Bancorp’s certificate of incorporation and bylaws and federal law and regulations. See “Where You Can Find More Information” as to how to obtain a copy of Investors Bancorp’s certificate of incorporation and bylaws.

General

Investors Bancorp is authorized to issue 200,000,000 shares of common stock having a par value of $.01 per share and 50,000,000 shares of serial preferred stock. Each share of Investors Bancorp’s common stock will have the same relative rights as, and will be identical in all respects to each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the stock issuance plan, all of the stock will be duly authorized, fully paid and nonassessable.

Common Stock

Distributions. Investors Bancorp can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations that are imposed by law. The holders of common stock of Investors Bancorp will be entitled to receive and share equally in such dividends as may be declared by the board of directors of Investors Bancorp out of funds legally available therefor. In the future, dividends from Investors Bancorp may depend, in part, upon the receipt of dividends from Investors Bank, because Investors Bancorp may have no source of income other than the investment of proceeds from the sale of shares of common stock and interest payments received in connection with its loan to the employee stock ownership plan. Pursuant to our certificate of incorporation, Investors Bancorp is authorized to issue preferred stock. If Investors Bancorp does issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of Investors Bancorp possess exclusive voting rights in Investors Bancorp. Each holder of a share of Investors Bancorp common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Persons who own shares in excess of 10% of the issued and outstanding shares of common stock are not be entitled to vote any of the shares held in excess of the 10% limit. See “Certain Provisions of the Investors Bancorp Certificate of Incorporation and Bylaws.” If Investors Bancorp issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of Investors Bank, Investors Bancorp, as holder of Investors Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of Investors Bank, including all deposit accounts and accrued interest thereon, all assets of Investors Bank available for distribution. In the event of liquidation, dissolution or winding up of Investors Bancorp, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Investors Bancorp available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Rights to Buy Additional Shares. Holders of the common stock of Investors Bancorp are not entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if Investors Bancorp issues more shares in the future. The common stock is not subject to redemption.

Preferred Stock

Authorized preferred stock may be issued with such preferences and designations as the Investors board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights, which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Investors Bancorp has no present plans to issue preferred stock.

Certain Provisions of the Investors Bancorp Certificate of Incorporation and Bylaws

The following discussion is a summary of certain provisions of the certificate of incorporation and bylaws of Investors Bancorp that relate to corporate governance. The description is necessarily general and qualified by reference to the certificate of incorporation and bylaws.

Classified Board of Directors. The board of directors of Investors Bancorp is required by its certificate of incorporation to be divided into three staggered classes. Each year one class will be elected by stockholders of Investors Bancorp for a three-year term. A classified board promotes continuity and stability of management, but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Authorized but Unissued Shares of Capital Stock. Investors Bancorp has authorized but unissued shares of preferred stock and common stock. Although these shares could be used by the board of directors of Investors Bancorp to make it more difficult or to discourage an attempt to obtain control of Investors Bancorp through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Investors MHC owns a majority of the common stock.

How Shares are Voted. Investors Bancorp’s certificate of incorporation provides that there will not be cumulative voting by stockholders for the election of directors. No cumulative voting rights means that Investors MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Investors Bancorp to be elected at that meeting. This could prevent minority stockholder representation on Investors Bancorp’s board of directors.

Restrictions on Call of Special Meetings. The certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by the board of directors pursuant to a resolution adopted by a majority of the authorized number of directors. Stockholders are not authorized to call a special meeting of stockholders.

Limitation of Voting Rights. The certificate of incorporation provides that in no event will any record owner of any outstanding shares of Investors Bancorp common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then outstanding shares of Investors Bancorp common stock, be entitled or permitted to vote any of the shares held in excess of the 10% limit. This restriction does not apply to Investors MHC or to any tax-qualified employee stock benefit plan established by Investors Bancorp or Investors Bank.

Restrictions on Removing Directors from Office. The certificate of incorporation provides that directors may only be removed for cause, and only by the affirmative vote of the holders of at least 80% of the voting power of all of the outstanding stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”)

Procedures for Stockholder Nominations. The bylaws of Investors Bancorp provide an advance notice procedure for certain business, or nominations to the board of directors, to be brought before an annual meeting of stockholders. In order for a stockholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, the stockholder must give written notice to the Secretary of Investors Bancorp not less than 90 days prior to the date of Investors Bancorp’s proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made. The notice must include the stockholder’s name, record address, and number of shares owned, describe briefly the proposed business, the reasons for bringing the business before the annual meeting, and any material interest of the stockholder in the proposed business. In the case of nominations to the board of directors, certain information regarding the nominee must be provided. Nothing in this paragraph shall be deemed to require Investors Bancorp to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

Amendments to Certificate of Incorporation and Bylaws. Amendments to the certificate of incorporation must be approved by Investors Bancorp’s board of directors and also by a majority of the outstanding shares of Investors Bancorp’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock (after giving effect to the 10% voting limitation discussed above) is generally required to amend the following provisions:

(1)	The limitation on voting rights of persons who directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of the common stock of Investors Bancorp;

(2)	The inability of stockholders to act by less than unanimous written consent;

(3)	The inability of stockholders to call special meetings of stockholders;

(4)	The division of the board of directors into three staggered classes;

(5)	The ability of the board of directors to fill vacancies on the board;

(6)	The inability to deviate from the manner prescribed in the bylaws by which stockholders nominate directors and bring other business before meetings of stockholders;

(7)	The requirement that at least 80% of stockholders must vote to remove directors, and can only remove directors for cause; and

(8)	The ability of the board of directors to amend and repeal the bylaws.

The bylaws may be amended by the affirmative vote of a majority of the directors of Investors Bancorp or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Restrictions on the Acquisition of Investors Bancorp and Investors Bank

Federal regulations, as well as the mutual holding company structure, restrict the ability of any person, firm or entity to acquire Investors Bancorp, Investors Bank, or their respective capital stock. These restrictions include the requirement that a potential acquirer of common stock obtain the prior approval of the Board of Governors of the Federal Reserve System before acquiring 10% or more of the shares of common stock of Investors Bancorp.

Under New Jersey law and Investors Bancorp’s governing corporate instruments, at least 50.1% of Investors Bancorp’s voting shares must be owned by Investors MHC, as long as Investors MHC is in existence. Investors MHC is controlled by its board of directors, which consists of persons who also are members of the board of directors of Investors Bancorp and Investors Bank. Investors MHC is able to elect all members of the board of directors of Investors Bancorp, and as a general matter, is able to control the outcome of all matters presented to the stockholders of Investors Bancorp for resolution by vote, except for matters that require a vote greater than a majority. Investors MHC, acting through its board of directors, will be able to control the business and operations of Investors Bancorp and Investors Bank, and is able to prevent any challenge to the ownership or control of Investors Bancorp by public stockholders. Accordingly, the acquisition of more than 50% of Investors Bancorp cannot occur unless agreed to by the board of directors of Investors MHC.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Investors Bancorp common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

COMPARISON OF RIGHTS OF STOCKHOLDERS

The rights of stockholders of Investors Bancorp are currently governed by Investors Bancorp’s certificate of incorporation, bylaws and applicable provisions of the Delaware General Corporation Law. The rights of stockholders of Roma Financial are currently governed by Roma Financial’s charter, bylaws and federal law. If the Mid-Tier Merger is completed, Roma Financial stockholders will become Investors Bancorp stockholders and their rights will likewise be governed by Investors Bancorp’s certificate of incorporation and bylaws and the Delaware General Corporation Law.

The following is a summary of the material differences between the rights of a Roma Financial stockholder and the rights of a Investors Bancorp stockholder. This summary is not a complete statement of the differences between the rights of Roma Financial stockholders and the rights of Investors Bancorp stockholders and is qualified in its entirety by reference to the governing law of each corporation and to the certificate of incorporation or charter and bylaws of each corporation. Copies of both Investors Bancorp’s certificate of incorporation and bylaws and Roma Financial’s charter and bylaws are on file with the Securities and Exchange Commission.

Authorized Stock
Investors Bancorp	Roma Financial

•   The Investors Bancorp certificate of incorporation authorizes 250,000,000 shares of capital stock, consisting of 200,000,000 shares of common stock, $0.01 par value, and 50,000,000 shares of preferred stock, $0.01 par value.

•   As of the Investors Bancorp Record Date, there were 111,839,219 shares of Investors Bancorp common stock issued and outstanding.

•   As of the Investors Bancorp Record Date, there were no shares of preferred stock issued and outstanding.

•   The Roma Financial charter authorizes 50,000,000 shares of capital stock, consisting of 45,000,000 shares of common stock, $0.10 par value per share, and 5,000,000 shares of preferred stock of no par value.

•   As of the Roma Financial Record Date, there were 30,116,769 shares of Roma Financial common stock issued and outstanding.

•   As of the Roma Financial Record Date, there were no shares of preferred stock issued and outstanding.

Voting Rights
Investors Bancorp	Roma Financial

•   Each share of common stock is entitled to one vote. Beneficial owners of 10% or more of the outstanding stock are subject to voting limitations. However, this restriction on voting does not apply to Investors MHC or to any tax qualified employee stock benefit plan established by Investors Bancorp.

•   Holders of common stock may not cumulate their votes for the election of directors.

•   The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to provide voting rights to the holders of preferred stock.

•   Each share of common stock is entitled to one vote.

•   Holders of common stock may not cumulate their votes for the election of directors.

Evaluation of Offers
Investors Bancorp	Roma Financial

•   The certificate of incorporation of Investors Bancorp provides that its board of directors, when evaluating an offer to: (A) make a tender or exchange offer for any equity security of Investors Bancorp; (B) merge or consolidate Investors Bancorp with another corporation or entity or (C) purchase or otherwise acquire all or substantially all of the properties and assets of Investors Bancorp, may in connection with the exercise of its judgment in determining what is in the best interest of Investors Bancorp and its stockholders, give due consideration to all relevant factors, including, without limitation, the social and economic effect of acceptance of such offer on Investors Bancorp’s present and future customers and employees and those of its subsidiaries; on the communities in which Investors Bancorp and its subsidiaries operate or are located; on the ability of Investors Bancorp to fulfill its corporate objectives as Investors Bank’s holding company and on the ability of Investors Bank to fulfill the objectives of a stock savings bank under applicable statutes and regulations.

• The Roma Financial charter and bylaws do not contain a provision on the evaluation of offers. However, under the New Jersey law, other constituencies are permitted to be considered.

Dividends
Investors Bancorp	Roma Financial

•   Delaware law generally provides Investors Bancorp is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent.

•   Roma Financial’s charter and bylaws do not contain any specific corporate restrictions on its ability to pay dividends. Historically, when Roma Financial declared a dividend, Roma MHC waived its receipt of all or substantially all of the dividends on the shares of Roma Financial it holds. However, as a result of the Dodd-Frank Act, the Federal Reserve assumed regulatory authority over dividend waivers by federal mutual holding companies such as Roma MHC. Under the regulations adopted by the Federal Reserve, requests for approvals of dividend waivers became subject to additional requirements which increase the costs of obtaining dividend waivers and, if no waiver is obtained, significantly increase the amount of earnings paid out in dividends. As a result of these new requirements, Roma Financial suspended its dividend entirely in October 2012.

Mergers, Consolidations and Sales of Assets With Interested Stockholders
Investors Bancorp	Roma Financial

•   Under Delaware law, “business combinations” between Investors Bancorp and an interested stockholder or an affiliate of an interested stockholder are prohibited for three years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation or, in circumstances specified in the statute, certain transfers of assets, stock issuances and other transactions involving interested stockholders and their affiliates. Delaware law defines an interested stockholder as: (i) any person who beneficially owns 15% or more of the voting power of Investors Bancorp’s voting stock; or (ii) an affiliate or associate of Investors Bancorp who, within the three-year period prior to the date in question, was the beneficial owner of 15% or more of the voting power of the then-outstanding voting stock of Investors Bancorp.

•   Before the end of the three-year period, any business combination between Investors Bancorp and an interested stockholder generally must be recommended by the board of directors of Investors Bancorp and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting stock of Investors Bancorp other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

• Current federal regulations do not provide such a vote standard for mergers, consolidations or sales of assets by federal mid-tier stock holding companies involving interested stockholders.

Stockholders’ Meetings
Investors Bancorp	Roma Financial

•   Investors Bancorp must deliver written notice of the meeting and a description of its purpose no fewer than ten (10) days and no more than sixty (60) days before the meeting to each stockholder entitled to vote.

•   Special meetings of the stockholders may be called by or upon the direction of the Chairman of the Board, Chief Executive Officer, President or a majority of the authorized directorship of the Board.

•   For purposes of determining stockholders entitled to vote at a meeting, the board of directors may fix a record date that is not less than ten (10) days and not more than sixty (60) days before the meeting.

•   Roma Financial must deliver written notice of the meeting, and the purpose(s) for which the meeting is called, no fewer than 20 and no more than 50 days before the meeting, to each stockholder entitled to vote.

•   Special meetings may be called at any time by the Chairman of the Board, the President, or a majority of the Board of Directors, and shall be called by the Chairman of the Board, the President, or the Secretary upon written request of the holders of not less than one-tenth of all of the outstanding capital stock of Roma Financial entitled to vote at the meeting.

•   The board of directors or any stockholder entitled to vote may nominate directors for election or propose new business.

•   To nominate a director or propose new business, stockholders must deliver such proposal to the corporate secretary at the principal executive offices of Investors Bancorp not less than 90 days prior to the date of the proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be so delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made.

•   For purposes of determining stockholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 60 days and not less than 20 days before the meeting.

•   The board of directors or any stockholder entitled to vote may nominate directors for election or propose new business.

•   To nominate a director or propose new business, stockholders must give written notice to the Secretary of Roma Financial at least five days prior to the date of the annual meeting.

Action by Stockholders Without a Meeting
Investors Bancorp	Roma Financial
• Action taken at a stockholders’ meeting may be taken without a meeting if the action is taken by written consent of all stockholders entitled to vote on the action.	• Action taken at a stockholders’ meeting may be taken without a meeting if the action is taken by written consent of all stockholders entitled to vote on the action.

Board of Directors
Investors Bancorp	Roma Financial

•   The bylaws provide that the number of directors, to be fixed by resolution, shall consist of not less than five and not more than twenty-one directors.

•   The board of directors is divided into three classes and each year one class will be elected by the stockholders of Investors Bancorp for a term of three (3) years until their successors are duly elected and qualified.

•   Vacancies on the board of directors will be filled by a vote of a majority of the remaining directors, though less than a quorum.

•   Directors may be removed only for cause by the vote of 80% of the outstanding shares entitled to vote at an annual or special meeting called for that purpose.

•   The charter provides that the number of directors shall be stated in the bylaws and shall not be fewer than five (5) nor more than fifteen (15). The bylaws state that the Board of Directors shall consist of nine (9) members.

•   The board of directors is divided into three classes as equal in number as possible and shall be elected for a term of three (3) years until their successors are duly elected and qualified. One class shall be elected by ballot annually.

•   Vacancies on the board of directors will be filled by a vote of a majority of the remaining directors.

•   Directors may be removed only for cause by a vote of a majority of the shares then entitled to vote at an election of directors at a meeting of stockholders called expressly for that purpose.

Amendment of the Bylaws
Investors Bancorp	Roma Financial
• The bylaws may be amended or repealed by either the approval of a majority of the board of directors or by the vote of 80% of the outstanding shares entitled to vote.

•   The bylaws may be amended by either the approval of a majority of the board of directors or by a majority of the votes cast by stockholders. The bylaws may only be amended in a manner consistent with applicable federal regulations and only following regulatory approval.

Amendment of the Charter or Certificate of Incorporation
Investors Bancorp	Roma Financial

•   Amendments to the certificate of incorporation must be approved by the board of directors and also by a majority of the outstanding shares of Investors Bancorp’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to repeal, alter, amend or rescind the provisions relating to: voting limitations of stockholders; stockholder action; election, removal and filling vacancies of directors; amending the bylaws; evaluation of offers; indemnification of directors and officers; and amending the certificate of incorporation.

•   The charter may be amended or repealed upon a proposal by the board of directors, approval by a majority of the shares entitled to vote on the proposal, unless a higher vote is required by the charter or federal law, and approval by the Federal Reserve Board.

Limitation on Directors’ and Officers’ Liability
Investors Bancorp	Roma Financial

•   Investors Bancorp’s certificate of incorporation limits liability for directors and officers to the fullest extent of Delaware law. Delaware law permits a Delaware corporation’s certificate of incorporation to provide that no director will be personally liable to Investors Bancorp or its stockholders for monetary damages for any breach of fiduciary duty, except a director may be liable (i) for breaching the duty of loyalty to Investors Bancorp or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

• The charter and bylaws of Roma Financial do not limit the personal liability of directors.

Indemnification
Investors Bancorp	Roma Financial

•   Investors Bancorp indemnifies its current and former directors and officers to the fullest extent permitted by Delaware law. Under Delaware law, a corporation may indemnify its directors, officers, and employees against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred in proceedings arising because of the person’s relationship to the company, so long as the individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the company (and, in the case of a criminal proceeding, so long as the individual had no reasonable cause to believe his conduct was unlawful). To the extent a person eligible for indemnification is successful on the merits or otherwise in defense in such an action, indemnification for expenses actually and reasonably incurred is mandatory. Delaware law provides that a company may pay expenses incurred in advance of the final disposition of the proceeding provided the company receives from the individual a written undertaking to repay the advanced amounts if it is ultimately determined that the individual was not entitled to be indemnified. A similar standard for indemnification applies in a stockholder “derivative” claim (i.e., an action by or in the right of the company) except that indemnification only extends to expenses incurred in defense of such a proceeding and except that, where the individual has been found liable to the company, indemnification must be approved by the court.

•   As generally allowed under current Federal Reserve Board regulations, Roma Financial will indemnify its directors, officers and employees for any reasonable costs and expenses, including reasonable attorneys’ fees, incurred in connection with the defense or settlement of any action involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment in such person’s favor other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Roma Financial or its stockholders. If a majority of Roma Financial’s directors concludes that, in connection with an action, any person ultimately may become entitled to indemnification, the directors may also authorize payment of reasonable ongoing costs and expenses, including attorneys’ fees, arising from the defense or settlement of such action, provided, however, that before making such advance payment of expenses, Roma Financial must obtain an agreement that it will be repaid if the person on whose behalf payment is made is later determined not to be entitled to such indemnification. Before making any indemnification payment, Roma Financial is required to notify the Federal Reserve Board of its intention, and such payment cannot be made if the Federal Reserve Board objects to such payment.

Dissenters’ Rights
Investors Bancorp	Roma Financial

•   Delaware law permits stockholders to dissent from a merger or consolidation transaction and obtain payment of the fair value of their shares, if they follow statutorily defined procedures. However, appraisal rights do not apply if (i) the shares are listed on a national securities exchange or the Nasdaq Global Market or are held by 2,000 or more holders of record, or (ii) the shares are being exchanged for shares of a surviving corporation, which shares are listed on a national securities exchange or the Nasdaq Global Market or held of record by more than 2,000 holders.

• Current federal regulations do not provide for dissenters’ appraisal rights in business combinations involving federal mid-tier stock holding companies.

Right to Inspect Stockholder List
Investors Bancorp	Roma Financial

•   Delaware law provides that any stockholder, regardless of the number of shares held and how long such shares have been held, generally has the right to inspect a company’s stock ledger and list of stockholders, provided the stockholder has a proper purpose for doing so and satisfies certain procedural requirements.

•   Roma Financial’s bylaws provide that a list of stockholders of record entitled to vote at a meeting of stockholders shall be subject to inspection by any stockholder of record for a period of 20 days prior to such meeting. In lieu of making a shareholder list available, the board of directors may follow the procedures prescribed by paragraphs (a) and (b) of SEC Rule 14a-7, as may be duly requested in writing, with respect to any matter which may be properly considered at a meeting of shareholders, by an shareholder who is entitled to vote on such matter and who shall defray the reasonable expenses to be incurred by Roma Financial in performance of the act or acts requested.

MANAGEMENT AFTER THE MERGER

Board of Directors

After completion of the Merger, the board of directors of Investors Bancorp will consist of all the current directors of Investors Bancorp, in addition to three members of the board of directors of Roma Financial as of December 19, 2012 and the closing date of the Mid-Tier Merger, as designated by Investors Bancorp in consultation with Roma Financial, to be appointed to the board of directors of Investors Bancorp. These new directors will also be appointed to the boards of directors of Investors MHC and Investors Bank. Investors Bancorp has offered these board positions to Robert C. Albanese, Dennis M. Bone and Michele N. Siekerka, each of whom has agreed to accept the board position.

Management

The executive officers of Investors Bancorp and Investors Bank will not change as a result of the Merger.

TO ELECT FOUR PERSONS TO SERVE AS DIRECTORS OF INVESTORS BANCORP, INC., EACH

FOR A THREE-YEAR TERM (PROPOSAL 2: INVESTORS BANCORP, INC. STOCKHOLDERS

ONLY)

General

Investors Bancorp’s board of directors currently consists of ten (10) members and is divided into three classes, with one class of directors elected each year. Each of the 10 members of the board of directors also serves as a director of Investors Bank and Investors MHC. The current Bylaws of Investors Bancorp provide that a director shall retire from the Board following the year in which the director attains age seventy-five. In accordance with this Bylaws’ provision, Directors Manahan and Szabatin are scheduled to retire from the Board in October 2013.

Four directors will be elected at the Annual Meeting. On the recommendation of the Nominating and Corporate Governance Committee, the board of directors nominated Domenick A. Cama, James J. Garibaldi, Vincent D. Manahan III and James H. Ward III for election as directors, each of whom has agreed to serve if so elected. All will serve until their respective successors have been elected and qualified.

Except as indicated herein, there are no arrangements or understandings between any nominee and any other person pursuant to which any such nominee was selected. Unless authority to vote for the nominees is withheld, it is intended that the shares represented by the enclosed Proxy Card, if executed and returned, will be voted “FOR” the election of all nominees.

In the event that any nominee is unable or declines to serve, the persons named in the Proxy Card as proxies will vote with respect to a substitute nominee designated by Investors Bancorp’s current board of directors. At this time, the board of directors knows of no reason why any of the nominees would be unable or would decline to serve, if elected.

INVESTORS BANCORP’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE

ELECTION OF THE NOMINEES FOR DIRECTOR NAMED IN THIS JOINT PROXY

STATEMENT/PROSPECTUS.

Directors and Executive Officers

The following table sets forth certain information, as of the Investors Bancorp Record Date, regarding the nominees for election as directors and the incumbent directors, including the terms of office of each director.

Name	Position(s) held with Investors Bancorp and/or Investors Bank	Age	Director Since	Expiration of Term
NOMINEES

Domenick A. Cama	Director, Senior Executive Vice President and Chief Operating Officer	56	2011	2013
James J. Garibaldi	Director	61	2012	2013
Vincent D. Manahan III	Director	75	2002	2013
James H. Ward III	Director	64	2009	2013

INCUMBENT DIRECTORS

Doreen R. Byrnes	Director	63	2002	2014
William V. Cosgrove	Director	65	2011	2014
Stephen J. Szabatin	Director	76	1994	2014
Robert M. Cashill	Chairman	70	1998	2015
Brian D. Dittenhafer	Lead Director	70	1997	2015
Kevin Cummings	Director, President and Chief Executive Officer	58	2008	2015

The following information describes the business experience for each of Investors Bancorp’s directors and executive officers and, with respect to the nominees for director, includes the experience, skills and attributes that caused the Nominating and Corporate Governance Committee and the board to nominate them for director as well as the experience, skills and attributes of the continuing directors that qualify them to serve on the board of directors.

Nominees for Director

Terms to Expire 2016

Domenick A. Cama, age 56, was appointed to the Board of Directors of Investors Bancorp and Investors Bank in January 2011. He became Chief Operating Officer of Investors Bank effective January 1, 2008 and was appointed Senior Executive Vice President in January of 2010. Prior to this appointment Mr. Cama served as Chief Financial Officer since April 2003. Prior to joining Investors Bank, Mr. Cama was employed for 13 years by the Federal Home Loan Bank of New York where he served as Vice President and Director of Sales. Mr. Cama is also a member of the board of directors for the Raritan Bay Medical Center Foundation and the Madison YMCA. Mr. Cama holds a Bachelor’s degree in Economics and a Master’s degree in Finance from Pace University.

Mr. Cama has extensive knowledge of the banking industry and local markets served by Investors Bank. The Nominating and Corporate Governance Committee considers Mr. Cama’s experience, leadership, financial expertise and strong economics background to be unique assets for the Board.

James J. Garibaldi, age 61, was appointed to the Board of Directors of Investors Bancorp and Investors Bank in 2012. He is currently the Chief Executive Officer of The Garibaldi Group, a corporate real estate services firm headquartered in Chatham, New Jersey. Mr. Garibaldi joined The Garibaldi Group in 1974. In 1986, Mr. Garibaldi assumed the role of managing partner of the firm and in 1997, he became its Chief Executive Officer. Mr. Garibaldi currently serves on CORFAC International’s International Committee. He is also a member of the Board of Trustees for the Cancer Hope Network, a member of the Board of Trustees of Big Brothers and Big Sisters of Morris, Bergen, Passaic and Sussex, Inc., on the Finance Council for the Diocese of Paterson, and a member of the Advisory Board for the Community Soup Kitchen in Morristown. Mr. Garibaldi has a Bachelor of Science degree from the University of Scranton.

Mr. Garibaldi’s extensive real estate experience and knowledge of the local real estate market bring valuable expertise to the Board of Directors. The Nominating and Corporate Governance Committee considers Mr. Garibaldi’s leadership skills and real estate knowledge to be assets to the Board.

Vincent D. Manahan III, age 75, was first elected to the Board of Directors of Investors Bancorp and Investors Bank in 2002. He is an attorney, and has been a solo practitioner since January 2006. Previously, Mr. Manahan was a partner in the law firm of Herrigel Bolan & Manahan LLP from 1969 through 2005 where he served as principal counsel to Investors Bank from 1989 to 2002. He is a member of the New Jersey Bar Association, The Banking Law Section of the New Jersey Bar Association and the Essex County Bar Association. Mr. Manahan was a special counsel to the U.S. Department of Justice 9/11 Victims Compensation Fund. Mr. Manahan has a Bachelor’s degree in economics from Georgetown University, a Juris Doctor from Cornell Law School and a Master of Laws degree from New York University School of Law. Mr. Manahan has been given the highest rating (AV) of legal ability and ethical standards from Martindale-Hubbell. In 2010 he was awarded the Certificate of Director Education by NACD and he successfully completed the requirements for the NACD Governance Fellowship, achieving the status of NACD Governance Fellow in both 2011 and 2012.

Mr. Manahan’s legal experience and expertise are valuable to the Board of Directors in matters of corporate governance, regulatory compliance and strategic acquisitions. Mr. Manahan possesses valuable understanding of the legal system, the regulatory framework of banking and has experience in strategic acquisitions and an ability to assess and evaluate risk from a legal as well as a business perspective. The Nominating and Corporate Governance Committee considers Mr. Manahan’s skills and experience to be assets to the Board.

James H. Ward III, age 64, was appointed to the Board of Directors of Investors Bancorp and Investors Bank in June 2009 upon consummation of Investors Bancorp Inc.’s acquisition of American Bancorp of New Jersey, Inc. Mr. Ward was a director of American Bancorp of New Jersey since 1991 and served as Vice Chairman since 2003. From 1998 to 2000, he was the majority stockholder and Chief Operating Officer of Rylyn Group, which operated a restaurant in Indianapolis, Indiana. Prior to that, he was the majority stockholder and Chief Operating Officer of Ward and Company, an insurance agency in Springfield, New Jersey, where he was employed from 1968 to 1998. He is now a retired investor. In 2009 he was awarded the Certificate of Director Education by NACD, where he is a member and continues his education.

Mr. Ward brings a wide range of management experience and business knowledge that provides a valuable resource to the Board of Directors. These skills and experience combined with the unique perspective Mr. Ward brings from his background as an entrepreneur provide skills and experience which the Nominating and Corporate Governance Committee considers to be valuable assets for the Board.

Continuing Directors

Terms to Expire 2014

Doreen R. Byrnes, age 63, was elected to the Board of Directors of Investors Bancorp and Investors Bank in January 2002. Ms. Byrnes retired in 2007 after an employment career in the area of human resources, including having served as Vice President in charge of human resources. Ms. Byrnes has a Bachelor’s degree from the University of Florida and a Master’s degree from Fairleigh Dickinson University. She is a member of NACD and was awarded the Certificate of Director Education in 2010.

Ms. Byrnes has extensive experience with executive recruitment, retention and compensation as well as a strong understanding of the employees and markets served by Investors Bank. This experience provides a unique perspective to the Board of Directors. The Nominating and Corporate Governance Committee considers Ms. Byrnes’ skills and experience to be assets to the Board.

William V. Cosgrove, age 65, was first appointed to the Board of Directors of Investors Bancorp and Investors Bank in October 2011. Mr. Cosgrove had been employed as an officer of Investors Bank since Investors’ acquisition of Summit Federal Bankshares, Inc. in June 2008 through his retirement from Investors on October 1, 2011. Mr. Cosgrove was President and Chief Executive Officer of Summit Federal Savings Bank from 2003 until the acquisition of Summit by Investors. He also served on Summit’s Board of Directors since 1987. Mr. Cosgrove has over 40 years of experience in banking and has served as president of the N.J. Council of Federal Savings Institutions, and the Union County Savings League. In addition he served on the Board of Governors of the New Jersey Savings League.

Mr. Cosgrove’s extensive experience in the banking industry and local markets bring valuable expertise to the Board of Directors. The Nominating and Corporate Governance Committee considers Mr. Cosgrove’s financial and leadership skills and his experience and knowledge of the financial services industry in general to be assets to the Board.

Stephen J. Szabatin, age 76, was first elected to the Board of Directors of Investors Bancorp and Investors Bank in 1994. He was employed by The New Jersey Department of Banking as the Deputy Commissioner-Division of Regulatory Affairs from 1993 until his retirement in 1994. Previously he served as Deputy Commissioner-Division of Supervision from 1989 to 1993, and in various other capacities from 1966 to 1994. He is a graduate of Seton Hall University, where he earned a Bachelor of Science degree in management. He is a member of NACD, where he was awarded the Certificate of Director Education in 2007. He continues his education through NACD where he has achieved Director Professional designation.

Mr. Szabatin’s experience is valuable to the Board of Directors in its oversight of risk management and regulatory compliance. The Nominating and Corporate Governance Committee considers Mr. Szabatin’s experience and expertise to be assets to the Board.

Terms to Expire 2015

Robert M. Cashill, age 70, was first elected to the Board of Directors of Investors Bancorp and Investors Bank in February 1998 and has served as Chairman since January 2010. Mr. Cashill served as President and Chief Executive Officer of Investors Bank from December 2002 until his retirement on December 31, 2007. During this time Mr. Cashill was an integral part of the conversion of the former savings bank into its present publically held MHC structure raising $500 million in the process. Before assuming such position, Mr. Cashill served as Executive Vice President for the bank since January 2000. Prior to joining Investors Bank, Mr. Cashill was employed as Vice President Institutional Sales by Salomon Smith Barney from 1977 to 1998, and at Hornblower, Weeks, Hemphill, Noyes from 1966 to 1977. For much of that time he specialized in providing investment analysis and asset/liability management advice to thrift institutions and was, therefore, familiar with thrift recapitalizations and debt issuance. Mr. Cashill has a Bachelor of Science degree in Economics from Saint Peter’s College. He is a member of the National Association of Corporate Directors (NACD), where he continues his education.

Mr. Cashill’s leadership skills, extensive background in the financial services industry and his experience working for Investors Bank brings knowledge of industry management and local markets to the Board of Directors. The Nominating and Corporate Governance Committee considers Mr. Cashill’s financial and leadership skills and his experience and knowledge of the financial services industry in general and of Investors Bancorp in particular to be significant assets for the Board.

Brian D. Dittenhafer, age 70, was first elected to the Board of Directors of Investors Bancorp and Investors Bank in 1997. He served as President and Chief Executive Officer of the Federal Home Loan Bank of New York from 1985 until his retirement in 1992. Mr. Dittenhafer joined the Federal Home Loan Bank of New York in 1976 where he also served as Vice President and Chief Economist, Chief Financial Officer and Executive Vice President. Previously, he was employed as a Business Economist at the Federal Reserve Bank of Atlanta from 1971 to 1976. From 1992 to 1995, Mr. Dittenhafer served as President and Chief Financial Officer of Collective Federal Savings Bank and as Chairman of the Resolution Funding Corporation from 1989 to 1992. From 1995 to 2007 Mr. Dittenhafer was Chairman of MBD Management Company. Mr. Dittenhafer has a Bachelor of Arts from Ursinus College and a Master of Arts in Economics from Temple University where he subsequently taught economics. He was named to Omicron Delta Epsilon, the national honor society in Economics. Mr. Dittenhafer is a member of the National Association for Business Economics and NACD. In 2007 he was awarded the Certificate of Director Education by NACD, where he continues his education and has achieved Director Professional designation. In 2012, Mr. Dittenhafer achieved the status of NACD Governance Fellow.

Mr. Dittenhafer brings extensive knowledge of the banking industry and a strong background in economics to the Board of Directors. The Nominating and Corporate Governance Committee considers Mr. Dittenhafer’s experience, leadership, financial expertise and strong economics background to be unique assets for the Board.

Kevin Cummings, age 58, was appointed President and Chief Executive Officer of Investors Bancorp and Investors Bank effective January 1, 2008 and was also appointed to serve on the Board of Directors of Investors Bank at that time. He previously served as Executive Vice President and Chief Operating Officer of Investors Bank since July 2003. Prior to joining Investors Bank, Mr. Cummings had a 26-year career with the independent accounting firm of KPMG LLP, where he had been partner for 14 years. Immediately prior to joining Investors Bank, he was an audit partner in KPMG’s Financial Services practice in their New York City office and lead partner on a major commercial banking client. Mr. Cummings also worked in the New Jersey community bank practice for over 20 years. Mr. Cummings has a Bachelor’s degree in Economics from Middlebury College and a Master’s degree in Business Administration from Rutgers University. He is the First Vice Chairman of the Board of Directors of the New Jersey Bankers Association, Chairman of the Summit Speech School, a member of the Audit Committee and Finance Committee for St. Peter’s Prep, a member of the Board of Trustees for the Independent College Fund and a member of the Board of Trustees for The Scholarship Fund for Inner-City Children.

Mr. Cummings is a certified public accountant and his background in public accounting enhances the Board of Directors’ oversight of financial reporting and disclosure issues. The Nominating and Corporate Governance Committee considers Mr. Cummings’ leadership skills and knowledge of accounting, auditing and corporate governance in the financial services industry to be assets to the Board of Directors.

Executive Officers of the Bank Who Are Not Also Directors

Richard S. Spengler, age 51, was appointed Executive Vice President and Chief Lending Officer of Investors Bank effective January 1, 2008. Mr. Spengler began working for Investors Bank in September 2004 as Senior Vice President. Prior to joining Investors Bank, Mr. Spengler had a 21-year career with First Savings Bank, Woodbridge, New Jersey where he served as Executive Vice President and Chief Lending Officer from 1999 to 2004. Mr. Spengler holds a Bachelor’s degree in Business Administration from Rutgers University.

Paul Kalamaras, age 54, was appointed Executive Vice President and Director of Retail Banking of Investors Bank in January of 2010. Mr. Kalamaras joined Investors Bank as a Senior Vice President and Director of Retail Banking in August 2008. Before joining Investors, Mr. Kalamaras was Executive Vice President of Millennium bcp bank, N.A., in Newark, New Jersey where he was responsible for the retail, commercial banking and treasury lines of business. He served on the bank’s Executive Committee and was a member of the Board of Directors. Mr. Kalamaras previously was President and CEO of The Barré Company, a manufacturer of precision engineered metal components for the electronics and telecommunications industry. Earlier, Mr. Kalamaras was Executive Vice President at Summit Bank, where he was responsible for the retail network and business banking. Mr. Kalamaras holds a Bachelor’s degree in Finance from the University of Notre Dame.

Thomas F. Splaine, Jr., age 47, was appointed Senior Vice President and Chief Financial Officer of Investors Bank effective January 1, 2008. Mr. Splaine previously served as Senior Vice President, Director of Financial Reporting for Investors Bank since January 2006. He served as First Vice President, Director of Financial Reporting for Investors Bank since December 2004. Prior to joining Investors Bank, Mr. Splaine was employed by Hewlett-Packard Financial Services, Murray Hill, New Jersey as Director of Financial Reporting. Mr. Splaine holds a Bachelor’s degree in Accounting and a Master’s of Business Administration from Rider University.

Corporate Governance Matters

Investors Bancorp is committed to maintaining sound corporate governance guidelines and very high standards of ethical conduct and is in compliance with applicable corporate governance laws and regulations.

Section 16(a) Beneficial Ownership Reporting Compliance

Investors Bancorp’s common stock is registered with the Securities and Exchange Commission pursuant to Section 12(b) of the Exchange Act. The executive officers and directors of Investors Bancorp, and beneficial owners of greater than 10% of Investors Bancorp’s common stock, are required to file reports on Forms 3, 4 and 5 with the Securities and Exchange Commission disclosing beneficial ownership and changes in beneficial ownership of Investors Bancorp’s common stock. The Securities and Exchange Commission rules require disclosure in Investors Bancorp’s Proxy Statement or Annual Report on Form 10-K of the failure of an executive officer, director or 10% beneficial owner of Investors Bancorp’s common stock to file a Form 3, 4, or 5 on a timely basis. Based on Investors Bancorp’s review of ownership reports and confirmations by executive officers and directors, Investors Bancorp believes that, during 2012, its officers, directors and beneficial owners of greater than 10% timely filed all required reports.

Board of Directors Meetings and Committees

The Boards of Directors of Investors Bancorp and Investors Bank meet monthly, or more often as may be necessary. The Board of Directors of Investors Bancorp and Investors Bank each met fourteen times during 2012. The Board of Directors of Investors Bancorp currently maintains four standing committees: the Nominating and Corporate Governance Committee, the Audit Committee, the Compensation and Benefits Committee and the Risk Committee.

No director attended fewer than 75% of the total number of Board meetings held by the Investors Bancorp and Investors Bank Board of Directors and all committees of the Boards on which they served (during the period they served) during 2012. Investors Bancorp does not have a specific policy regarding attendance at the annual meeting. However, all of Investors Bancorp directors attended the annual meeting of stockholders held on May 22, 2012.

Director Independence

A majority of the Board of Directors and each member of the Compensation and Benefits, Nominating and Corporate Governance, Risk Oversight Committee and Audit Committees are independent, as affirmatively determined by the Board consistent with the listing rules of the Nasdaq Stock Market.

The Board of Directors conducts an annual review of director independence for all current nominees for election as directors and all continuing directors. In connection with this review, the Board of Directors considers all relevant facts and circumstances relating to relationships that each director, his or her immediate family members and their related interests had with Investors Bancorp and its subsidiaries.

As a result of this review, the Board of Directors affirmatively determined that Messrs. Cashill, Dittenhafer, Manahan III, Szabatin and Ward III and Ms. Byrnes are independent as defined in the Nasdaq corporate governance listing rules. The Board of Directors determined that Messrs. Cummings and Cama are not independent as they are Investors Bank employees. Mr. Cosgrove is not independent as he was an employee of Investors Bank until retiring on October 1, 2011. Mr. Garibaldi is not independent due to a transaction between Investors Bancorp and Mr. Garibaldi’s company in 2011, which occurred prior to his appointment to the Board of Directors.

In establishing its structure and appointing a Lead Director, Investors Bancorp has also taken into account the extent to which a director who satisfies independence standards under the listing rules of the Nasdaq Stock Market would also qualify as an independent outside director (as opposed to an affiliated outside director) under the standards set forth by the Institutional Shareholder Services (“ISS”).

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that having separate Chairman and Chief Executive Officer positions is the appropriate board leadership structure for Investors Bancorp. The Board of Directors believes that management accountability and the Board’s independence from management is best served by maintaining a majority of independent directors and maintaining standing board committees comprised of independent members.

In addition, the Board’s Corporate Governance Guidelines allow for the appointment of a Lead Independent Director, who shall be an “independent outside director”, which is defined as an independent director who is not considered an “affiliated outside director” under ISS standards. When appointed by the Board, the Lead Independent Director has the following duties:

•	Preside at all meetings of the independent outside directors and independent directors;

•	Coordinate as necessary Investors Bancorp-related activities of the independent outside directors;

•	Facilitate communications between the Chairman of the Board, the CEO and the independent outside directors;

•	Consult as needed with the Chairman of the Board with respect to meeting agendas and schedules, as well as Board materials, prior to Board meetings; and

•	Consult with the Chairman of the Board to assure that appropriate topics are being discussed with sufficient time allocated for each.

The Lead Independent Director has the authority to call meetings of the independent outside directors. In November 2011, and pursuant to the recommendation of the Nominating and Corporate Governance Committee, the Board appointed Brian D. Dittenhafer as Lead Director.

Directors and Executive Officers

The following table sets forth information about shares of Investors Bancorp common stock owned by each nominee for election as director, each incumbent director, each named executive officer identified in the summary compensation table included elsewhere in this Joint Proxy Statement/Prospectus, and all nominees, incumbent directors and executive officers as a group, as of the Investors Bancorp Record Date.

Name	Position(s) held with Investors Bancorp and/or Investors Bank	Shares Owned Directly and Indirectly (1)	Options Exercisable within 60 days	Beneficial Ownership	Percent of Class		Unvested Stock Awards Included in Beneficial Ownership
NOMINEES
Domenick A. Cama	Director, Senior Executive Vice President and Chief Operating Officer	398,984	400,000	798,984		*	214,288

James J. Garibaldi	Director	1,000	—	1,000		*	—
Vincent D. Manahan III	Director	149,671	244,178	393,849		*	—
James H. Ward III	Director	126,102	—	126,102		*	—

INCUMBENT DIRECTORS

Doreen R. Byrnes	Director	58,976	225,000	283,976		*	—
Robert M. Cashill	Chairman	238,001	350,000	588,001		*	—
William V. Cosgrove	Director	31,009	80,000	111,009		*	8,000
Kevin Cummings	Director, President and Chief Executive Officer	540,754	450,000	990,754		*	307,145
Brian D. Dittenhafer	Lead Director	90,807	244,178	334,985		*	—
Stephen J. Szabatin	Director	108,671	244,178	352,849		*	—

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Richard S. Spengler	Executive Vice President and Chief Lending Officer	235,551	200,000	435,551		*	111,430
Paul Kalamaras	Executive Vice President and Director of Retail Banking	188,982	112,000	300,982		*	113,430
Thomas F. Splaine, Jr.	Senior Vice President and Chief Financial Officer	137,439	175,000	312,439		*	46,430

All directors and executive officers as a group (13 persons) (2)		2,305,947	2,724,534	5,030,481	4.50%		800,723

*	Less than 1%
(1)	Unless otherwise indicated, each person effectively exercises sole, or shared with spouse, voting and dispositive power as to the shares reported.
(2)	Includes 45,126 shares of Investors Bancorp common stock allocated to the accounts of executive officers under the Investors ESOP and excludes the remaining 4,213,308 shares of common stock of which 2,978,535 are unallocated and held for the future benefit of all employee participants. Under the terms of the Investors ESOP, shares of common stock allocated to the account of employees are voted in accordance with the instructions of the respective employees. Unallocated shares are voted by the Investors ESOP Trustee in the same proportion as the vote obtained from participants on allocated shares.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines, which are posted on the “Governance Documents” section of the “Investor Relations” page of Investors Bank’s website at www.myinvestorsbank.com. The Corporate Governance Guidelines cover the general operating policies and procedures followed by the Board of Directors including, among other things:

•	Mission of the Board;

•	Director responsibilities and qualifications;

•	Board nominating procedures and election criteria;

•	Stock ownership policies, Board size, director independence; and

•	Director compensation, education and code of ethics.

The Corporate Governance Guidelines provide for the independent directors of the Board of Directors to meet in regularly scheduled executive sessions at least quarterly. During 2012, four executive sessions were conducted by the independent directors.

Anti-Hedging Policy

The Corporate Governance Guidelines include an anti-hedging policy, which prohibits directors and executive officers from engaging in or effecting any transaction designed to hedge or offset the economic risk of owning shares of Investors Bancorp common stock. Accordingly, any hedging, derivative or other equivalent transaction that is specifically designed to reduce or limit the extent to which declines in the trading price of Investors Bancorp common stock would affect the value of the shares of Investors Bancorp common stock owned by an executive officer or director is prohibited. Cashless exercises of employee stock options are not deemed short sales and are not prohibited. This policy does not prohibit transactions in the stock of other companies.

Stock Ownership Requirements

The Board of Directors believes that it is in the best interest of Investors Bancorp and its stockholders to align the financial interests of its executives and directors with those of stockholders. Accordingly, in 2011 the Corporate Governance Guidelines were amended to include Stock Ownership Guidelines for Named Executive Officers (NEOs) and Directors of Investors Bancorp that require the following minimum investment in Investors Bancorp common stock:

CEO:	A number of shares having a market value equal to five times (5.0x) annual base salary
Other NEOs:	A number of shares having a market value equal to three times (3.0x) annual base salary
Directors:	25,000 shares

Stock holdings are expected to be achieved within five (5) years of either the implementation of the ownership guidelines or the starting date of the individual, whichever is later. Stock ownership for NEOs and Directors will be reviewed as of the last day of each calendar quarter.

Nominating and Corporate Governance Committee

The current members of the Nominating and Corporate Governance Committee are: Messrs. Dittenhafer (Chair), Manahan, Szabatin,Ward and Ms. Byrnes. Each member of the Nominating and Corporate Governance Committee is considered independent as defined in the Nasdaq corporate governance listing rules. The Nominating and Corporate Governance Committee’s Charter and Corporate Governance Guidelines are posted on the “Governance Documents” section of the “Investor Relations” page of the Investors Bank’s website at www.myinvestorsbank.com. The Committee met three times during 2012.

As noted in the Nominating and Corporate Governance Committee Charter, the purpose of the committee is to assist the Board in identifying individuals to become Board members; determine the size and composition of the Board and its committees; monitor Board effectiveness and implement Corporate Governance Guidelines.

In furtherance of this purpose, this committee, among other things, shall:

•

Lead the search for individuals qualified to become members of the Board of Directors and develop criteria (such as independence, experience relevant to the needs of Investors Bancorp, leadership qualities, diversity, stock ownership) for board membership;

•	Make recommendations to the Board concerning Board nominees and stockholders proposals;

•	Develop, recommend and oversee the annual self-evaluation process of the board and its committees;

•	Develop and annually review corporate governance guidelines applicable to Investors Bancorp;

•	Review and monitor the Board’s compliance with Nasdaq Stock Market listing standards for independence; and

•	Review, in consultation with the Compensation and Benefits Committee, directors’ compensation and benefits.

In accordance with Corporate Governance Guidelines, the Committee considers all qualified director candidates identified by members of the Committee, by other members of the Board of Directors, by senior management and by stockholders. Stockholders recommending a director candidate to the Committee may do so by submitting the candidate’s name, resume and biographical information to the attention of the Chairman of this Committee in accordance with procedures listed in this Joint Proxy Statement/Prospectus (also available on Investors Bancorp’s website). All stockholder recommendations for director candidates that the Chairman of the Committee receives in accordance with these procedures will be presented to the Committee for its consideration. The Committee’s recommendations to the Board are based on its determination as to the suitability of each individual, and the slate as a whole, to serve as directors of Investors Bancorp.

Criteria for Election

Investors Bancorp’s goal is to have a Board of Directors whose members have diverse professional backgrounds and have demonstrated professional achievement with the highest personal and professional ethics and integrity and whose values are compatible with those of Investors Bancorp. Important factors considered in the selection of nominees for director include experience in positions that develop good business judgment, that demonstrate a high degree of responsibility, independence, and that show the individual’s ability to commit adequate time and effort to serve as a director.

Nominees should have a familiarity with the markets in which Investors Bancorp operates, be involved in activities that do not create a conflict with his/her responsibilities to Investors Bancorp and its stockholders, and have the capacity and desire to represent the balanced, best interests of the stockholders of Investors Bancorp as a group, and not primarily a special interest group or constituency.

The Nominating and Corporate Governance Committee will also take into account whether a candidate satisfies the criteria for “independence” as defined in the Nasdaq corporate governance listing rules, and, if a candidate with financial and accounting expertise is sought for service on the Audit Committee, whether the individual qualifies as an Audit Committee financial expert.

Procedures for the Nomination of Directors by Stockholders

As previously indicated, the Nominating and Corporate Governance Committee has adopted procedures for the consideration of Board candidates submitted by stockholders. Stockholders can submit the names of candidates for director by writing to the Chair of the Nominating and Corporate Governance Committee, at Investors Bancorp, Inc., 101 JFK Parkway, Short Hills New Jersey 07078. The submission must include the following information:

•	a statement that the writer is a stockholder and is proposing a candidate for consideration by the Nominating and Corporate Governance Committee;

•	the qualifications of the candidate and why this candidate is being proposed;

•

the name and address of the nominating stockholder as he/she appears on Investors Bancorp’s books, and number of shares of Investors Bancorp common stock that are owned beneficially by such stockholder (if the stockholder is not a holder of record, appropriate evidence of the stockholder’s ownership will be required);

•

the name, address and contact information for the nominated candidate, and the number of shares of Investors Bancorp common stock that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the stockholder’s ownership should be provided);

•	a statement of the candidate’s business and educational experience;

•	such other information regarding the candidate as would be required to be included in a proxy statement pursuant to Securities and Exchange Commission Regulation 14A;

•	a statement detailing any relationship between the candidate and Investors Bancorp and between the candidate and any customer, supplier or competitor of Investors Bancorp;

•	detailed information about any relationship or understanding between the proposing stockholder and the candidate; and

•	a statement that the candidate is willing to be considered and willing to serve as a director if nominated and elected.

A nomination submitted by a stockholder for presentation by the stockholder at an annual meeting of stockholders must comply with the procedural and informational requirements described in “Stockholder Proposals—Investors Bancorp.” Investors Bancorp did not receive any stockholder submission for Board nominees for this annual meeting.

Stockholder and Interested Party Communication with the Board

A stockholder of Investors Bancorp who wants to communicate with the Board or with any individual director can write to the Chair of the Nominating and Corporate Governance Committee at Investors Bancorp, Inc., 101 JFK Parkway, Short Hills, New Jersey 07078. The letter should indicate that the author is a stockholder and if shares are not held of record, should include appropriate evidence of stock ownership. Depending on the subject matter, the Chair will:

•	Forward the communication to the director(s) to whom it is addressed;

•	Handle the inquiry directly, for example where it is a request for information about Investors Bancorp or it is a stock-related matter; or

•	Not forward the communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.

At each Board meeting, the Chair of the Nominating and Corporate Governance Committee shall present a summary of all communications received since the last meeting and make those communications available to the directors upon request.

Code of Ethics and Business Conduct

The Board has adopted a code of ethics and business conduct for all employees and a code of ethics and business conduct for directors. These codes are designed to ensure the accuracy of financial reports, deter wrongdoing, promote honest and ethical conduct, the avoidance of conflicts of interest, and full and accurate disclosure and compliance with all applicable laws, rules and regulations. Both of these documents are available on Investors Bancorp’s website at www.myinvestorsbank.com. Amendments to and waivers from the codes of ethics and business conduct will be disclosed on Investors Bancorp’s website.

Transactions With Certain Related Persons

Federal laws and regulations generally require that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. However, regulations also permit executive officers and directors to receive the same terms through benefit or compensation plans that are widely available to other employees, as long as the executive officer or director is not given preferential treatment compared to the other participating employees. Pursuant to such a program, loans have been extended to executive officers, which loans are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public, with the exception of waiving certain fees. These loans do not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2012, Investors Bank had five loans in the amount of $2,465,555 to named executive officers and directors.

	Position	Nature of Transaction	Largest Aggregate Balance from 1/1/12 to 12/31/12	Interest Rate	Principal Balance 12/31/12	Principal Paid 1/1/12 to 12/31/12	Interest Paid 1/1/12 to 12/31/12
Domenick Cama	Senior Executive Vice President and Chief Operating Officer/Director	1-4 Family Residential	$1,163,154	3.625%	1,087,659	$75,495	$40,857

Domenick Cama	Senior Executive Vice President and Chief Operating Officer/Director	1-4 Family Residential	$940,000	3.875%	908,349	$31,651	$30,329

James Garibaldi	Director	1-4 Family Residential	$471,666	4.50%	455,467	$16,199	$20,760

James Garibaldi	Director	Business Loan—Line of Credit	$17,640	6.00%	14,080	$3,920	$690

Thomas Splaine	Senior Vice President and Chief Financial Officer	Unsecured Overdraft Line of Credit (1)	$—	12.00%	—	$—	$—

(1)	Mr. Splaine’s unsecured overdraft line of credit has a credit limit of $2,500.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director. There are several exceptions to this general prohibition, one of which is applicable to Investors Bancorp. The provisions of the Sarbanes-Oxley Act of 2002 that prohibit loans do not apply to loans made by a depository institution, such as Investors Bank, that is insured by the FDIC and is subject to the insider lending restrictions of the Federal Reserve Act. All loans to Investors Bancorp’s and Investors Bank’s officers are made in conformity with the Federal Reserve Act and Regulation O.

Risk Oversight Committee

The entire board of directors is engaged in risk oversight. In May 2012, the board established a separate standing Risk Oversight Committee to facilitate its risk oversight responsibilities. The current members of the Risk Oversight Committee are Messrs. Ward (Chair), Dittenhafer, Cosgrove, Garibaldi, Manahan, Szabatin and Ms. Byrnes. Each member of the Risk Oversight Committee is considered independent as defined in the Nasdaq corporate governance listing rules and Securities and Exchange Commission Rule 10C-1. The Risk Oversight Committee Charter is posted on the “Governance Documents” section of the “Investors Relations” page of the Investors Bank’s website at www.myinvestorsbank.com. The Committee met three times during 2012.

The Risk Oversight Committee has responsibility for enterprise-wide risk management and determining that significant risks of Investors Bancorp are monitored by the Board of Directors or one of its standing committees. In addition, the Risk Committee reviews new products and services proposed to be implemented by management to determine that appropriate risk identification has occurred and that controls are considered to mitigate identified risks to an acceptable level. The Risk Committee is also responsible for reviewing and monitoring interest rate and liquidity risks, strategic planning and capital deployment, annual budgeting, and asset quality (excluding loans).

Audit Committee Matters

Audit Committee

The current members of the Audit Committee are: Messrs. Szabatin (Chair), Dittenhafer, Manahan, Ward and Ms. Byrnes. Each member of the Audit Committee is considered independent as defined in the Nasdaq corporate governance listing rules and under Securities and Exchange Commission Rule 10A-3. The Board considers Stephen J. Szabatin, the Chair of the Audit Committee, an “audit committee financial expert” as that term is used in the rules and regulations of the Securities and Exchange Commission.

The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee’s Charter is posted on the “Governance Documents” section of the “Investor Relations” page of Investors Bank’s website at www.myinvestorsbank.com.

As noted in Audit Committee Charter, the primary purpose of the Audit Committee is to assist the Board in overseeing:

•	The integrity of Investors Bancorp’s financial statements;

•	Investors Bancorp’s compliance with legal and regulatory requirements;

•	The independent auditor’s qualifications and independence;

•	The performance of Investors Bancorp’s internal audit function and independent auditor; and

•	Investors Bancorp’s system of disclosure controls and system of internal controls regarding finance, accounting, and legal compliance.

•	In furtherance of this purpose, this committee, among other things, shall:

•	Retain, oversee and evaluate a firm of independent registered public accountants to audit the annual financial statements;

•	Review the integrity of Investors Bancorp’s financial reporting processes, both internal and external, in consultation with the independent registered public accounting firm and the internal auditor;

•	Review the financial statements and the audit report with management and the independent registered public accounting firm;

•	Review earnings and financial releases and quarterly and annual reports filed with the Securities and Exchange Commission; and

•	Approve all engagements for audit and non-audit services by the independent registered public accounting firm.

The Audit Committee met five times during 2012. The Audit Committee reports to the Board of Directors on its activities and findings.

AUDIT COMMITTEE REPORT

Pursuant to rules and regulations of the Securities and Exchange Commission, this Audit Committee Report shall not be deemed incorporated by reference to any general statement incorporating by reference this Joint Proxy Statement/Prospectus into any filing under the Securities Act or the Exchange Act, except to the extent that Investors Bancorp specifically incorporates this information by reference, and otherwise shall not be deemed “soliciting material” or to be “filed” with the Securities and Exchange Commission subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Exchange Act.

Management has the primary responsibility for Investors Bancorp’s internal control and financial reporting process, and for making an assessment of the effectiveness of Investors Bancorp’s internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of Investors Bancorp’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to issue an opinion on those financial statements, and for providing an attestation report on management’s assessment of internal control over financial reporting. The Audit Committee’s responsibility is to monitor and oversee these processes.

As part of its ongoing activities, the Audit Committee has:

•	reviewed and discussed with management, and the independent registered public accounting firm, the audited consolidated financial statements of Investors Bancorp for the year ended December 31, 2012;

•

discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board under Rule 3200T; and

•

received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm its independence from Investors Bancorp.

Based on the review and discussions referred to above, the Audit Committee has recommended to Investors Bancorp’s Board of Directors that the audited consolidated financial statements for the year ended December 31, 2012 be included in Investors Bancorp’s Annual Report on Form 10-K for filing with the Securities and Exchange Commission. In addition, the Audit Committee approved the re-appointment of KPMG LLP as the independent registered public accounting firm for the year ending December 31, 2013, subject to the ratification of this appointment by the stockholders of Investors Bancorp.

Audit Committee of Investors Bancorp, Inc.

Stephen J. Szabatin, Chair Brian D. Dittenhafer, Member Vincent D. Manahan III, Member James H. Ward III, Member Doreen Byrnes, Member

Compensation and Benefits Committee Matters

Compensation and Benefits Committee

The current members of the Compensation and Benefits Committee are: Messrs. Manahan (Chair), Dittenhafer, Szabatin, Ward and Ms. Byrnes. Each member of the Compensation and Benefits Committee is considered independent as defined in the Nasdaq corporate governance listing rules and Securities and Exchange Commission Rule 10C-1. The Compensation and Benefits Committee’s Charter is posted on the “Governance Documents” section of the “Investor Relations” page of the Investors Bank’s website at www.myinvestorsbank.com. The Committee met four times during 2012.

As noted in the Compensation and Benefits Committee Charter, the purpose of the committee is to assist the Board in carrying out the Board’s overall responsibility relating to executive compensation, incentive compensation and equity and non-equity based benefit plans.

In furtherance of this purpose, this committee, among other things, shall:

•	Review and recommend to the Board for approval the Chief Executive Officer’s annual compensation, including salary, cash incentive, incentive and equity compensation;

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Review and recommend to the Board the evaluation process and compensation structure for Investors Bancorp’s executive officers and coordinate compensation determinations and benefit plans for all employees of Investors Bancorp;

•	Review Investors Bancorp’s incentive compensation and other stock-based plans and make changes in such plans as needed;

•	Review, as appropriate and in consultation with the Nominating and Corporate Governance Committee, director compensation and benefits; and

•	Review the independence of the Compensation and Benefits Committee members, legal counsel and compensation consultants.

In addition to these duties the committee shall assist the Board in recruiting and succession planning.

The Compensation and Benefits Committee retains responsibility for all compensation recommendations to the Board of Directors as to the executive officers. The Compensation and Benefits Committee may utilize information and benchmarks from an independent compensation consulting firm, and from other sources, to determine how executive compensation levels compare to those companies within or outside of the industry. The Compensation and Benefits Committee may review published data for companies of similar size, location, financial characteristics and stage of development among other factors.

In designing the compensation program for Investors Bancorp, the Committee takes into consideration methods to avoid encouraging the taking of excessive risk by executive management or by any other employees. The Committee assessed risks posed by the compensation incentive compensation paid to executive management and other employees and determined that Investors Bancorp’s compensation policies, practices and programs do not pose risks that are reasonably likely to have a material adverse effect on Investors Bancorp.

The basic elements of Investors Bancorp’s executive compensation program include base salary, annual cash incentives, equity incentives and certain other benefit arrangements, such as retirement programs. The Compensation and Benefits Committee reviews and recommends to the Board for its approval the compensation payable to the Chief Executive Officer based on corporate financial performance against established goals and the Chief Executive Officer’s individual performance. The Compensation and Benefits Committee establishes corporate performance goals and individual goals for the Chief Executive Officer at the beginning of the year, and members of the Compensation and Benefits Committee meet with the Chief Executive Officer during the year to review progress against the goals. The Compensation and Benefits Committee also sets performance goals for, and determines the compensation payable to, the executive officers, including the named executive officers. The Chief Executive Officer provides the Compensation and Benefits Committee with performance assessments and compensation recommendations for each of the other executive officers. The Compensation and Benefits Committee considers those recommendations in arriving at its determinations.

The Compensation and Benefits Committee engaged the services of GK Partners, an independent compensation consultant, to assist it in evaluating executive compensation programs and in making determinations regarding executive officer compensation. The independent compensation consultant reports directly to the Compensation and Benefits Committee, is available to advise the Compensation and Benefits Committee and does not perform any other services for Investors Bancorp.

Compensation and Benefits Committee Interlocks and Insider Participation

During 2012, Messrs. Manahan, Dittenhafer, Szabatin and Ward served as members of the Compensation and Benefits Committee. None of these directors: has ever been an officer or employee of Investors Bancorp; is an executive officer of another entity at which one of Investors Bancorp’s executive officers serves on the Board of Directors; or had any transactions or relationships with Investors Bancorp in 2012 requiring specific disclosures under Securities and Exchange Commission rules or Nasdaq listing standards.

Executive Compensation

Investors Bancorp Compensation Discussion and Analysis

Executive Summary

As discussed in greater detail below, Investors Bancorp’s compensation program is specifically designed to provide executives with competitive compensation packages that include elements of both reward and retention. The Compensation and Benefits Committee routinely reviews Investors Bancorp’s compensation practices to remain market competitive and to ensure that these practices are aligned with Investors Bancorp’s compensation philosophy, regulatory requirements and evolving best practices. Key highlights of the program include:

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All members of the Compensation and Benefits Committee and all of the Committee’s compensation consultants and advisers are independent, which ensures that all aspects of the compensation decision-making process is free from conflicts of interest.

•	The Compensation and Benefits Committee controls the selection and activities of all compensation consultants and advisers who assist Investors Bancorp with executive compensation matters.

•	Investors Bancorp maintains a clawback policy for bonus and other incentive compensation paid to named executive officers, which mitigates risk-taking behavior.

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Directors and named executive officers of Investors Bancorp are required to hold stock in Investors Bancorp at specified minimum levels, which recognizes the importance of aligning their interests with those of stockholders. The Chief Executive Officer of Investors Bancorp is required to hold Investors Bancorp stock valued at five times his base salary.

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The Compensation and Benefits Committee has reviewed all incentive compensation programs with respect to risk-taking behavior, with the guiding principle that the safety and soundness of Investors Bancorp is paramount to all compensation incentives.

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A significant portion of Investors Bancorp’s named executive officer’s compensation is in the form of short and long-term performance-based pay, which reinforces Investors Bancorp’s pay for performance philosophy.

•	Compensation packages for named executive officers include an appropriate mix of fixed and variable pay, which provides executives with both reward and retention incentives.

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None of Investors Bancorp’s employment or change in control agreements provide benefits solely upon a single-trigger. Rather, severance benefits are only payable if a termination of employment also occurs in connection with a change in control. None of the agreements were modified or entered into during 2012.

•	Investors Bancorp provides limited executive perquisites.

•	During the course of the year, management of Investors Bancorp met with several of the major stockholders of Investors Bancorp, which included discussion of executive compensation matters.

Executive Compensation Philosophy

Investors Bancorp’s executive compensation program is designed to offer competitive cash and equity compensation and benefits that will attract, motivate and retain highly qualified and talented executives who will help maximize Investors Bancorp’s financial performance and earnings growth. Investors Bancorp’s executive compensation program is also intended to align the interests of its executive officers with stockholders by rewarding performance against established corporate financial goals, and by motivating strong executive leadership and superior individual performance. Investors Bancorp’s executive compensation program allocates portions of total compensation between long-term and currently paid out compensation and between cash and non-cash compensation by including competitive base salaries paid currently in cash, executive perquisites, an annual cash incentive plan, stock options and stock awards that are generally subject to a five-year or seven-year vesting schedule, and supplemental executive retirement benefits, which encourage long term employment with Investors Bancorp.

Investors Bancorp has considered the most recent stockholder say-on-pay advisory vote in reviewing compensation policies and decisions. In light of the strong stockholder support, the Compensation and Benefits Committee concluded that no significant revisions were necessary to Investors Bancorp’s executive officer compensation program. However, one change that Investors Bancorp made to its compensation policies in 2012, was that Investors Bancorp paid special, one-time discretionary bonuses to its named executive officers due to their success in achieving three acquisitions during 2012.

The compensation paid to each executive officer is based on the executive’s level of job responsibility, corporate financial performance measured against corporate financial targets, and an assessment of the executive’s individual performance. Annual incentive compensation is substantially linked to corporate financial performance because these executives are in leadership roles that can significantly impact corporate results.

The Compensation and Benefits Committee engaged GK Partners as an independent compensation consultant. GK Partners has compared Investors Bancorp’s executive compensation program to peer group compensation data. The independent consultant provided the Compensation and Benefits Committee with relevant competitive cash and stock compensation information obtained from the proxy statement disclosures of a selected peer group of 18 banking institutions to be used for evaluating 2013 compensation. These included thrift and banking institutions with assets of $2.5 billion to $42 billion, having an asset mix similar to Investors Bancorp and doing business in the Northeast region of the United States. This peer group may be modified from year-to-year as necessary based on mergers and acquisitions within the industry or other relevant factors. The peer group used for evaluating 2013 compensation consists of the 18 banking institutions identified below.

Based on this peer group comparison the base salaries and cash and equity incentives of certain named executive officers are positioned above the median of the range of this peer group while other named executives were below the median. Investors Bancorp has no formal policy that requires the compensation of the named executive officers to attain any specific percentile position within the array of peer group compensation data among the selected comparator companies. The Committee believes the base salaries and cash and equity incentives for the named executives are appropriate because they reflect a combination of the sustained individual performance by the named executive officers, their experience and employment market conditions in this geographic market.

The peer group companies are:

Astoria Financial Corp.—NY

Beneficial Mutual Bancorp.—PA

Dime Community Bancshares, Inc.—NY

FirstMerit Corporation—OH

First Niagara Financial Group, Inc.—NY

Flushing Financial Corp.—NY

Fulton Financial Corp.—PA

NBT Bancorp, Inc.—NY

New York Community Bancorp, Inc.—NY

Northwest Bancshares, Inc.—PA

Oritani Financial Corp.—NJ

People’s United Financial, Inc.—CT

Provident Financial Services, Inc.—NJ

Signature Bank—NY

Sterling Bancorp, Inc.—NY

Susquehanna Bancshares, Inc.—PA

Valley National Bancorp—NJ

Webster Financial Corp.—CT

Elements of Executive Compensation for 2012

The Compensation and Benefits Committee used a total compensation approach in establishing executive compensation opportunities, consisting of base salary, annual cash incentive compensation, long-term incentive awards (such as stock option and restricted stock awards), a competitive benefits package (including supplemental executive retirement plans where warranted), and perquisites.

Base Salary

Executive officer base salary levels are evaluated by the Compensation and Benefits Committee on an annual basis. In general, salary ranges are developed considering the competitive base salary information furnished to the Compensation and Benefits Committee by the independent consultant. Each executive officer’s base salary level is determined by the executive officer’s sustained individual performance, leadership, operational effectiveness, tenure in office, and experience in the industry and employment market conditions in this geographic market.

In establishing base salaries for 2012, the Compensation and Benefits Committee considered Investors Bancorp’s financial performance, and peer group and market-based industry salary data provided by the independent consultant, as well as the individual factors identified above. Based on the analysis the Compensation and Benefits Committee decided that base salary increases were appropriate for Messrs. Cama, Spengler, Kalamaras and Splaine.

Executive Officer Annual Incentive Plan

The Compensation and Benefits Committee established, and the Board of Directors and stockholders approved, the Executive Officer Annual Incentive Plan which provides for annual cash incentive payments upon the attainment of established corporate financial targets and individual performance goals. The Compensation and Benefits Committee assigns corporate financial targets and individual performance goals and a range of annual cash incentive award opportunities to each executive officer, or group of officers. The award opportunities are linked to specific targets and range of performance results for annual corporate financial performance and for attainment of certain individual goals. The Executive Officer Annual Incentive Plan is being once again submitted to Investors Bancorp stockholders for approval, as required pursuant to Section162(m) of the Internal

Revenue Code, for awards under the Plan to be treated as performance-based compensation for purposes of the exception to the $1 million limit on deductibility of compensation paid to named executive officers of publicly traded companies. See “Approve and Adopt the Executive Officer Annual Incentive Plan.”

The Committee feels strongly that executive compensation should be formally tied to the attainment of certain corporate financial targets and individual performance goals to more closely align the executive’s performance with providing value for its stockholders. The cash incentive payments made under the 2012 Executive Officer Annual Incentive Plan were based on Investors Bancorp’s 2012 calendar year financial performance for net income and efficiency ratio (the ratio of non-interest expense divided by the sum of net interest income and non-interest income). A portion of the payment of incentive compensation payable to each executive officer was also based on that executive’s performance against his 2012 individual performance goals.

For Messrs. Cummings and Cama, 60% of the incentive payment was based on Investors Bancorp’s financial performance against the corporate financial targets and 40% on meeting personal goals. Their personal goals included growth of core deposits, loan quality versus peers and corporate promotional activities, which were achieved at the maximum level. For Mr. Spengler, 50% of the incentive payment was based on Investors Bancorp’s financial performance against the corporate financial targets and 50% was based on his individual performance against his individual performance goals and for Messrs. Kalamaras and Splaine, 40% of the incentive payment was based on Investors Bancorp’s financial performance against the corporate financial targets and 60% was based on individual performance against individual performance goals. The Committee established the following Corporate Targets for 2012:

Metric	Weighting	Threshold	Target	Maximum
Net Income	60%	$81 million	$83 million	$85 million
Efficiency Ratio	40%	56.0%	54.0%	52.0%

The Executive Officer Annual Incentive Plan established that cash incentive payments would be made if Investors Bancorp’s 2012 calendar year financial performance met or exceeded the corporate financial targets (“Threshold”). For Mr. Cummings, assuming 100% achievement of personal goals, the minimum cash incentive award opportunity was 70% of base salary upon the achievement of Threshold levels, increasing to 100% of base salary for Maximum achievement. For Mr. Cama, assuming 100% achievement of personal goals, the cash incentive award opportunity ranged from 56% of base salary to 80% of base salary for Maximum achievement. For Mr. Spengler, assuming 100% achievement of personal goals, the cash incentive award opportunity ranged from 45% of base salary to 60% of base salary for Maximum achievement. For Mr. Kalamaras, assuming 100% achievement of personal goals, the cash incentive award opportunity ranged from 48% of base salary to 60% of base salary for Maximum achievement. For Mr. Splaine, assuming 100% achievement of personal goals, the cash incentive award opportunity ranged from 40% of base salary to 50% of base salary for Maximum achievement.

Based upon the attainment of the maximum corporate financial targets and the assessment of executive officer’s individual performance, the Compensation and Benefits Committee approved the following cash incentive payments on January 21, 2013, under the 2012 Executive Officer Annual Incentive Plan.

2012 Executive Officer Annual Incentive Plan Payments

Executive Officer	Cash Incentive ($)
Kevin Cummings	935,000
Domenick A. Cama	496,800
Richard S. Spengler	240,000
Paul Kalamaras	225,000
Thomas F. Splaine, Jr.	156,000

Bonuses

In addition to the Annual Incentive Plan Payments described above, in December, 2012, the Compensation and Benefits Committee paid discretionary bonuses to Messrs. Cummings, Cama, Spengler Kalamaras and Splaine due to their successes beyond the goals established under the Annual Incentive Plan. Such bonuses were $467,500, $248,000, $120,000, $112,500 and $60,000, respectively.

Stock Option and Stock Award Program. At the October 24, 2006 annual meeting, the stockholders approved the Investors Bancorp, Inc. 2006 Equity Incentive Plan. Under this plan, individuals may receive awards of Investors Bancorp common stock and grants of options to purchase share of Investors Bancorp common stock. The Compensation and Benefits Committee believes that officer stock ownership provides a significant incentive in building stockholder value by further aligning the interests of officers and employees with stockholders. The importance of this long-term, non-cash component of compensation increases as Investors Bancorp common stock appreciates in value. In addition, stock option grants and stock awards generally vest over a five-year or seven-year vesting schedule, thereby aiding retention. Certain restricted stock awards have incorporated vesting provisions that will partially accelerate the vesting of such awards if Investors Bancorp achieves targeted rates of return during the normal vesting periods applicable to such awards.

In January, 2012, Messrs. Cummings, Cama, Spengler, Kalamaras and Splaine received awards of 150,000, 100,000, 45,000, 55,000 and 10,000 shares, respectively, of Investors Bancorp common stock. During 2012, there were no grants of options to purchase share of Investors Bancorp common stock made to executive officers. As of December 31, 2012, a total of 2,729,000 options and 3,492,000 shares of restricted stock have been granted to officers and employees and service vendors of Investors Bancorp.

Benefits. Investors Bancorp provides its executives with medical and dental, disability insurance and group life insurance coverage consistent with the same benefits provided to all of its full-time employees. Similarly, the named executive officers are participants in the Investors ESOP and 401(k) Plan offered to all full-time employees. Additionally, Investors Bank sponsors a long-term care program for certain of its executive officers, senior vice presidents and their spouses or spousal equivalents. Each individual policy is owned by the covered person. Investors Bank pays all premiums under the long term care program but will stop paying premiums in the event of the participant’s (i) termination for cause, (ii) retirement, (iii) relocation outside of the country, or (iv) death. Spousal coverage will be terminated upon (i) a participant’s termination or retirement, (ii) divorce from the participant, (iii) the participant no longer qualifying for coverage, (iv) the spouse’s permanent relocation outside of the country, or (v) death. Participants who cannot be insured through an insurance company under the long-term care program will be self-insured by Investors Bank.

Supplemental ESOP and Retirement Plan. Investors Bank maintains the Supplemental ESOP and Retirement Plan (the “Plan”). The Plan was amended and restated effective as of July 1, 2007, in order to comply with final regulations under Section 409A of the Internal Revenue Code. The Plan is intended to compensate executives participating in the Investors Bank Retirement Plan (the “Retirement Plan”) and the Investors Bank Employee Stock Ownership Plan (the “ESOP”) whose contributions or benefits are limited by Sections 415 or 401(a)(17) of the Internal Revenue Code. As of December 31, 2012, Messrs. Cummings, Cama, Spengler, Kalamaras and Splaine were participants in the Plan. The Plan provides benefits attributable to participation in the Retirement Plan equal to the excess, if any, of the vested accrued benefit to which the executive would be entitled under the Retirement Plan, determined without regard to the limitation of Sections 415 or 401(a)(17) of the Internal Revenue Code, over the vested accrued benefit to which the executive is actually entitled under the Retirement Plan, taking into account the limits of Sections 415 and 401(a)(17) of the Internal Revenue Code (the “Supplemental Retirement Plan Benefit”). The Plan also provides benefits attributable to participation in the ESOP equal to the difference between the allocation of shares of stock the executive would have received under the ESOP without regard to the tax law limitations, and the number of shares of stock that are actually allocated as a result of the tax law limits (the “Supplemental ESOP Benefit”). The Supplemental ESOP Benefit under the Plan will be credited in phantom shares of stock. Each year, the dollar amount of earnings on the phantom shares deemed allocated to each participant’s account will be converted into phantom shares and credited to each participant’s account.

This plan is intended to be a long-term compensation plan, therefore, the executive’s vested interest in the Supplemental Retirement Plan Benefit and in the Supplemental ESOP Benefit under the Plan is based on a 5 year “cliff vesting” schedule where participants with less than 5 years of employment will be 0% vested in their benefits, and will become 100% vested upon the completion of 5 years of employment. In the event of a participant’s “separation from service” (as defined under Section 409A of the Internal Revenue Code) prior to attainment of age 55, the participant’s accrued Supplemental Retirement Plan Benefits shall be paid in a single lump sum payment within thirty (30) days of the participant’s separation from service. In the event of separation from service after age 55, the participant’s Supplemental Retirement Plan Benefits shall be payable upon the participant’s early or normal retirement (as defined in the Plan) in the form elected by the participant subject to the requirements of Section 409A of the Internal Revenue Code. In the event of a participant’s separation from service within 2 years following a change in control (as defined in the Plan), the participant shall receive his Supplemental Retirement Plan Benefit in a lump sum within 30 days after his separation from service. Supplemental ESOP Benefits under the Plan will be payable in cash upon the executive’s “separation from service” (as defined under Section 409A of the Internal Revenue Code), disability or death, subject to the requirements of Section 409A of the Internal Revenue Code.

Executive Supplemental Retirement Wage Replacement Plan. Investors Bank maintains an Executive Supplemental Retirement Wage Replacement Plan (the “Wage Replacement Plan”) that was amended and restated effective May 1, 2007, in order to comply with the final regulations under Section 409A of the Internal Revenue Code. The Wage Replacement Plan is designed to provide certain named executives with annual income generally equal to 60% of such executive’s highest average annual base salary and cash incentive (over a consecutive 36-month period within the last 120 consecutive calendar months of employment) reduced by the sum of the benefits provided under the existing tax-qualified defined benefit pension plan and the annuitized value of his or her benefits payable from the defined benefit portion of the Supplemental ESOP and Retirement Plan sponsored by Investors Bank. Upon “separation from service” (as defined in the Wage Replacement Plan) at or after the normal retirement date (age 65) with at least 120 months of employment, a participant is entitled to a normal retirement annual benefit equal to 60% of the participant’s high three-year average salary and cash incentive, commencing on the first day of the month after separation from service, or if the participant is a specified employee (as defined in the Wage Replacement Plan), commencing on the first day of the 7th month after separation from service, payable in the form elected by the participant. If the participant retires after the normal retirement date, but before completion of 120 months of employment, his or her annual retirement benefit at the normal retirement age will be equal to the normal retirement annual benefit multiplied by the ratio that the participant’s actual months of employment bears to 120 months.

Upon separation from service on or after attaining age 55, the participant’s accrued benefit payable as an early retirement benefit will be equal to the benefit at the normal retirement age, reduced by 2% for each year prior to age 65; however, if the participant separates from service on or after attaining age 55 with 25 years of vesting service, his or her accrued benefit will not be reduced. In the event of a participant’s separation from service coincident with or within two (2) years following a change in control, the participant will be entitled to a benefit calculated as an early retirement benefit or a normal retirement benefit, as applicable. For these purposes, a participant with less than 120 months of employment will be entitled to a benefit calculated as if the participant had 120 months of employment and, a participant who has not yet attained age 55 will be deemed to have attained age 55.

A participant may defer payment of his or her benefits, in which case his or her annual retirement benefit payable at age 65 will be increased by 0.8% for each month of deferment after age 65. If a participant dies while in active service, a survivor benefit, calculated as if the participant had lived until his normal retirement date, will be payable to the participant’s beneficiary. Upon termination of employment due to disability, the participant will be entitled to a disability retirement benefit at age 65.

At December 31, 2012, Messrs. Cummings, Cama, Kalamaras and Spengler were participants in the Wage Replacement Plan.

Perquisites. The Compensation and Benefits Committee believes that perquisites should be provided on a limited basis, and only to the most senior level of executive officers. As of December 31, 2012, the following perquisites were available for Messrs. Cummings, Cama, Spengler and Kalamaras: club membership, automobile allowance, long term care insurance and an annual medical examination; and for Mr. Splaine: long term care insurance and an annual medical examination.

Elements of Post-Termination Benefits

Employment Agreements. Investors Bancorp entered into employment agreements with each of Messrs. Cummings, Cama, Spengler and Kalamaras. The agreements were amended and restated effective as of August 18, 2008 for Messrs. Cummings and Cama and March 29, 2010 for Messrs. Spengler and Kalamaras, in order to conform to the requirements of Internal Revenue Code Section 409A and the regulations promulgated thereunder. Each of these agreements has an initial term of three years. Unless notice of non-renewal is provided, the agreements renew annually. The executive’s employment may be terminated for just cause at any time, in which event the executive would have no right to receive compensation or other benefits for any period after termination.

Each of the executives is entitled to severance payments and benefits in the event of his termination of employment under specified circumstances. In the event the executive’s employment is terminated for reasons other than for just cause, disability or retirement, provided that such termination of employment constitutes a “separation from service” under Internal Revenue Code Section 409A, or in the event the executive resigns during the term of the agreement following (1) the failure to elect or reelect or to appoint or reappoint the executive to his executive position; (2) a material change in the executive’s functions, duties, or responsibilities, which change would cause the executive’s position to become one of lesser responsibility, importance or scope; (3) the liquidation or dissolution of Investors Bancorp or Investors Bank, other than a liquidation or dissolution caused by a reorganization that does not affect the status of the executive; (4) a change in control of Investors Bancorp; or (5) a material breach of the employment agreement by Investors Bancorp, the executive would be entitled to a severance payment equal to three times the sum of the executive’s base salary and the highest amount of cash incentive compensation awarded to the executive during the prior three years, payable in a lump sum. In addition, the executive would be entitled to, at Investors Bancorp’s sole expense, the continuation of nontaxable life and medical, dental and disability coverage for 36 months after termination of employment. The executive would also receive a lump sum payment of the excess, if any, of the present value of the benefits he would be entitled to under the defined benefit pension plan if he had continued working for Investors Bancorp for 36 months over the present value of the benefits to which he is actually entitled as of the date of termination.

Should the executive become disabled, Investors Bancorp would continue to pay the executive his base salary for the longer of the remaining term of the agreement or one year, provided that any amount paid to the executive pursuant to any disability insurance would reduce the compensation he would receive. In the event the executive dies while employed by Investors Bancorp, the executive’s estate will be paid the executive’s base salary for one year and the executive’s family will be entitled to continuation of medical and dental benefits for one year after the executive’s death. The employment agreement terminates upon retirement (as defined therein), and the executive would only be entitled to benefits under any retirement plan of Investors Bancorp and other plans to which the executive is a party.

The employment agreements for Messrs. Cummings and Cama also provide for indemnification against any excise taxes which may be owed by the executive for any payments made in connection with a change in control that would constitute “excess parachute payments” under Section 280G of the Internal Revenue Code. The indemnification payment would be the amount necessary to ensure that the amount of such payments and the value of such benefits received by the executive equals the amount of such payments and the value of such benefits the executive would have received in the absence of such excise tax, including any federal, state and local taxes on Investors Bancorp’s payment to the executive attributable to such taxes.

Upon any termination of the executive’s employment, other than a termination (whether voluntary or involuntary) following a change in control as a result of which Investors Bancorp has paid the executive severance benefits, the executive is prohibited from competing with Investors Bank and/or Investors Bancorp for one year following such termination within 25 miles of any existing branch of Investors Bank or any subsidiary of Investors Bancorp or within 25 miles of any office for which Investors Bank, Investors Bancorp or a bank subsidiary of Investors Bancorp has filed an application for regulatory approval to establish an office, determined as of the effective date of such termination, except as agreed to pursuant to a resolution duly adopted by the Board of Directors. The executive is also subject to confidentiality provisions during and after the term of the employment agreement.

Investors Bancorp has also entered into an employment agreement with Mr. Splaine and one other senior officer, and each of these agreements have a two-year term. Unless notice of non-renewal is provided, the agreements renew annually. The officer’s employment may be terminated for just cause at any time, in which event the officer would have no right to receive compensation or other benefits for any period after termination. In the event the officer’s employment is terminated (for reasons other than for just cause, disability or retirement) or in the event the officer resigns during the term of the agreement for any of the same reasons as specified under the three-year employment agreements referenced above, the officer would be entitled to a severance payment equal to 1.5 times his highest rate of base salary and the highest amount of cash incentive compensation awarded to the officer during the prior two years, payable in a lump sum. In addition, the officer would be entitled, at Investors Bancorp’s sole expense, to the continuation of life, nontaxable medical, dental and disability coverage for 18 months after termination of employment. The officer would also receive a lump sum payment of the excess, if any, of the present value of the benefits he would be entitled to under the defined benefit pension plan if he had continued working for Investors Bancorp for 18 months over the present value of the benefits to which he is actually entitled as of the date of termination. The officer would be entitled to no additional benefits under the employment agreement upon retirement at age 65. In the event payments to the officer include an “excess parachute payment” as defined in the Internal Revenue Code, payments would be reduced in order to avoid this result. Should the executive become disabled, Investors Bancorp would continue to pay the executive his base salary for the longer of the remaining term of the agreement or one year, provided that any amount paid to the executive pursuant to any disability insurance would reduce the compensation he would receive.

Change-in-Control Agreements. Investors Bancorp entered into change-in-control agreements with certain officers at the level of vice president or higher that are not parties to an employment agreement, which would provide certain benefits in the event of a termination of employment following a change in control of Investors Bancorp or Investors Bank. Each of the change-in-control agreements provides for a term of two years. Commencing on each anniversary date of the effective date of the change-in-control agreements, the agreements renew for an additional year so that the remaining term will be two years, subject to termination by the Board of Directors or notice of non-renewal. The change-in-control agreements enable Investors Bancorp to offer to designated officers certain protections against termination without just cause in the event of a change in control (as defined in the agreements).

Following a change in control of Investors Bancorp or Investors Bank, the officer is entitled under the agreement to a payment if the officer’s employment is terminated during the term of such agreement, other than for just cause, or if the officer voluntarily terminates employment during the term of such agreement as a result of a demotion, loss of title, office or significant authority (in each case, other than as a result of the fact that either Investors Bank or Investors Bancorp is merged into another entity in connection with a change in control and will not operate as a stand-alone, independent entity), reduction in his or her annual compensation or benefits, or relocation of his or her principal place of employment by more than 30 miles from its location immediately prior to the change in control. In the event an officer who is a party to a change-in-control agreement is entitled to receive payments pursuant to the change-in-control agreement, he will receive a cash payment equal to 1.5 times the sum of (i) his or her highest rate of base salary and, (ii) the highest amount of cash incentive compensation awarded to the officer during the prior three years, payable in a lump sum. In addition to the cash payment, each covered officer is entitled to receive life and non-taxable medical and dental coverage for a period of 18 months from the date of termination. Notwithstanding any provision to the contrary in the change-in-control agreement, payments are limited so that they will not constitute an excess parachute payment under Section 280G of the Internal Revenue Code.

Other Matters

Clawback Policy. In accordance with a clawback policy adopted by the Board of Directors, as a condition to receiving incentive compensation, named executive officers agree to return bonus and other incentive compensation paid by Investors Bancorp (including cancellation of outstanding equity awards and reimbursement of any gains realized on such awards) if (1) the payments or awards were based on reported financial statement or financial information or (any performance metrics or criteria that were based on such financial statements or information); (2) there is an accounting restatement of financial statements due to material noncompliance with financial reporting requirements under the federal securities laws; and (3) the amount of the bonus or incentive compensation, as calculated under the restated financial results, is less than the amount actually paid or awarded under the original financial results.

Tax Deductibility of Executive Compensation. Under Section 162(m) of the Internal Revenue Code, companies are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for each executive officer listed in the summary compensation table. Compensation that is “performance-based” under the Internal Revenue Code’s definition is exempt from this limit. Stock option grants are intended to qualify as performance-based compensation.

The Compensation and Benefits Committee currently does not have a formal policy with respect to the payment of compensation in excess of the deduction limit. The Compensation and Benefits Committee’s practice is to structure compensation programs offered to the named executive officers with a view to maximizing the tax deductibility of amounts paid. However, in structuring compensation programs and making compensation decisions, the Committee considers a variety of factors, including Investors Bancorp’s tax position, the materiality of the payment and tax deductions involved and the need for flexibility to address unforeseen circumstances and Investors Bancorp’s incentive and retention requirement for its management personnel. After considering these factors, the Committee may decide to authorize payments, all or part of which would be nondeductible for federal tax purposes.

INVESTORS BANCORP COMPENSATION AND BENEFITS COMMITTEE REPORT

Pursuant to rules and regulations of the Securities and Exchange Commission, this Compensation and Benefits Committee Report shall not be deemed incorporated by reference to any general statement incorporating by reference this Joint Proxy Statement/Prospectus into any filing under the Securities Act, or the Exchange Act, except to the extent that Investors Bancorp specifically incorporates this information by reference, and otherwise shall not be deemed “soliciting material” or to be “filed” with the Securities and Exchange Commission subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Exchange Act.

The Compensation and Benefits Committee (the “Committee”) of Investors Bancorp has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and Benefits Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Joint Proxy Statement/Prospectus.

The Committee understands its fiduciary responsibility to stockholders. The Committee has worked very hard with the help of management and Investors Bancorp’s compensation consultant to implement a performance driven compensation program. The Committee has reviewed the independence of its members and the independence of its compensation consultant and legal advisors and has concluded that no disclosures are required under Securities and Exchange Act Rule 10C-1 or under Nasdaq listing standards.

We operate in a very competitive banking market. To ensure fairness and competiveness, the Committee collects and analyzes an extensive amount of information about executive compensation values and practices in Investors Bancorp’s marketplace. In Investors Bancorp’s region, obtaining and retaining talented people is a serious challenge. The worldwide financial services industry has a large footprint in the New York and New Jersey area and consequently many opportunities exist for employment. It is important to make Investors Bancorp attractive to this important talent pool.

The Committee is proud of Investors Bancorp’s Cash Incentive Plan for eligible employees. Each year a participant is assigned personal goals and a share of the overall corporate goals. Each participant is advised of the cash incentive opportunity for meeting his/her goals. We believe that the Plan has had a positive effect on employee performance and has stimulated and energized employees to contribute to the overall success of Investors Bancorp. The Committee is delighted to see the energy and effort Investors Bancorp’s employees bring to achieving their goals. Careful selection of goals in a way that aligns the employees’ performance with advancing the overall strategic objectives of Investors Bancorp moves the entire company along its carefully designed strategic path, without encouraging undue risk-taking to achieve stated goals.

The Committee has also utilized equity grants to drive long term performance and to align employees’ financial interests with those of Investors Bancorp’s stockholders. Recent grants have been made with a seven year vesting requirement, which is much longer than the vesting requirements of Investors Bancorp’s peers, but vesting partially accelerates upon achievement of certain corporate financial and business benchmarks. Investors Bancorp also sponsors the Investors ESOP through which all eligible employees are eligible to receive Investors Bancorp common stock. By ensuring that all employees are stockholders, the Committee believes that the entire workforce has a personal financial stake in the success of Investors Bancorp.

Even without formal regulatory requirements, Investors Bancorp has voluntarily adopted a clawback policy, in order to recapture inappropriate incentive compensation payments, should that ever occur. At the same time, the Committee recognizes the need to discourage the taking of undue risk to achieve short term goals. We have built into Investors Bancorp’s overall compensation philosophy elements that encourage longer term thinking and in particular, the preservation of asset quality. The Committee believes that any risks arising from Investor Bancorp’s compensation policies and procedures are not reasonably likely to have a material adverse effect on Investors Bancorp and Investors Bank. The Committee believes that the mix and design of the elements of our executive compensation does not encourage management to undertake excessive risks. The Committee regularly renews our incentive plans to ensure that controls are in place so that employees do not have the opportunity to take unnecessary risks that could threaten the value of Investors Bancorp and Investors Bank. It is the Committee’s belief that Investors Bancorp compensation program spends Investors Bancorp funds in a way that effectively drives superior employee performance and the success of Investors Bancorp.

Compensation and Benefits Committee of Investors Bancorp, Inc.

Vincent D. Manahan III, Chair
Doreen R. Byrnes, Member
Brian D. Dittenhafer, Member
Stephen J. Szabatin, Member
James H. Ward III, Member

Executive Compensation

The following table sets forth for the calendar years ended December 31, 2012, 2011 and 2010 certain information as to the total remuneration paid to named executive officers with respect to the applicable year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Kevin Cummings, President and Chief Executive Officer	2012	935,000	467,500	2,199,000	—	935,000	1,798,000	175,054	6,509,554
	2011	850,100	—	1,981,500	—	850,100	1,334,000	123,623	5,139,323
	2010	864,904	—	1,583,750	—	516,867	491,000	136,973	3,593,494

Domenick A. Cama, Senior Executive Vice President and Chief Operating Officer	2012	621,000	248,000	1,466,000	—	496,800	1,014,000	114,746	3,960,546
	2011	575,100	—	1,321,000	—	460,080	857,000	85,115	3,298,295
	2010	559,615	—	1,267,000	—	278,689	310,000	92,026	2,507,330

Richard S. Spengler, Executive Vice President and Chief Lending Officer	2012	400,000	120,000	659,700	—	240,000	403,000	76,897	1,899,597
	2011	375,100	—	660,500	—	225,060	412,000	62,380	1,735,040
	2010	356,058	—	823,550	—	142,423	306,000	61,676	1,689,707

Paul Kalamaras, Executive Vice President and Director of Retail Banking	2012 2011 2010	375,000 325,100 302,885	112,500 — —	806,300 528,400 570,150	— — —	225,000 195,060 116,211	548,000 56,000 27,000	69,125 50,503 45,434	2,135,925 1,155,063 1,061,680

Thomas F. Splaine, Jr., Senior Vice President and Chief Financial Officer	2012 2011 2010	312,000 300,100 279,616	60,000 — —	146,600 330,250 443,450	— — —	156,000 150,050 97,865	77,000 69,000 18,000	61,476 54,932 48,756	813,076 904,332 887,687

(1)	The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC 718, of restricted stock awards pursuant to the 2006 Equity Incentive Plan. No forfeitures occurred during the reported years. Assumptions used in the calculation of these amounts are included in footnote 11 to Investors Bancorp’s audited financial statements for the calendar year ended December 31, 2012 included in Investors Bancorp’s Annual Report on Form 10-K.
(2)	Cash incentives are paid under Investors Bancorp’s Executive Officer Annual Incentive Plan based on calendar year performance.
(3)	The amount in this column reflects the aggregate change in the actuarial present value of the named executive officer’s accumulated benefit under all defined benefit and actuarial pension plans (including supplemental plans) from the measurement date in the immediately preceding calendar year to the measurement date in such calendar year, determined using the interest rate and mortality rate assumptions consistent with those used in Investors Bancorp’s financial statements. The amount reported may include amounts in which the named executive officer is not yet vested. Earnings under the Supplemental ESOP Plan are not included in this amount because the earnings were not “above market,” as defined by the Securities and Exchange Commission.
(4)	The amounts in this column represent all other compensation not properly reported in prior columns in this table, including perquisites, the aggregate value of which exceeds $10,000, and employer contributions to defined contribution plans. See the “All Other Compensation” and “Perquisites” tables below for a breakdown of these amounts.

ALL OTHER COMPENSATION

Name	Perquisites and Other Personal Benefits ($) (1)	Dividends on Unvested Stock Awards ($)	Company Contribution for Medical and Insurance Benefits ($)	Company Contributions to ESOP and 401(k) Plan and Supplemental ESOP ($)	Total ($)
Kevin Cummings	32,938	18,393	14,725	108,998	175,054

Domenick A. Cama	15,856	12,857	14,725	71,308	114,746

Richard S. Spengler	8,847	6,714	14,725	46,611	76,897

Paul Kalamaras	18,662	6,671	2,778	41,013	69,125

Thomas F. Splaine, Jr.	6,186	2,821	14,638	37,830	61,476

(1)	A detailed description of the perquisites included in this column is set forth in the table below.

PERQUISITES

Name	Automobile Allowance ($)	Long Term Care ($)	Club Dues ($)	Executive Health Exam ($)	Total Perquisites and Other Personal Benefits ($)
Kevin Cummings	11,617	8,107	587	12,628	32,938

Domenick A. Cama	5,365	9,898	593	—	15,856

Richard S. Spengler	3,782	3,945	1,121	—	8,847

Paul Kalamaras	5,111	12,262	1,289	—	18,662

Thomas F. Splaine, Jr.	—	6,186	—	—	6,186

Plan-Based Awards. The following table sets forth certain information as to grants during calendar 2012 of plan-based awards to the named executive officers under the Executive Officer Annual Incentive Plan.

GRANTS OF PLAN BASED AWARDS TABLE FOR 2012

Name	Grant Date	Estimated Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards Number of Shares or Units (#)	All Other Option Awards Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)
Kevin Cummings	3/26/2012	654,500	794,750	935,000	—	—	—	—
	1/23/2012				150,000	—	—	2,199,000

Domenick A. Cama	3/26/2012	347,760	422,280	496,800	—	—	—	—
	1/23/2012				100,000	—	—	1,466,000

Richard S. Spengler	3/26/2012	180,000	210,000	240,000	—	—	—	—
	1/23/2012				45,000	—	—	659,700

Paul Kalamaras	3/26/2012	180,000	202,500	225,000	—	—	—	—
	1/23/2012				55,000	—	—	806,300

Thomas F. Splaine, Jr.	3/26/2012	124,800	140,400	156,000	—	—	—	—
	1/23/2012				10,000	—	—	146,600

(1)	Estimated payouts under non-equity incentive plan awards assume 100% achievement of individual personal performance goals.

For a narrative description of the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and in the Grants of Plan-Based Awards Table, please see the Compensation Discussion and Analysis above.

Outstanding Equity Awards at Year End. The following table sets forth information with respect to outstanding equity awards as of December 31, 2012 for the named executive officers.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2012

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)
Kevin Cummings	11/20/06	450,000	—	15.25	11/20/16	—	—
	2/23/10	—	—	—	—	89,286	1,587,505
	1/25/11	—	—	—	—	128,572	2,286,000
	1/23/12	—	—	—	—	150,000	2,667,000

Domenick A. Cama	11/20/06	400,000	—	15.25	11/20/16	—	—
	2/23/10	—	—	—	—	71,429	1,270,008
	1/25/11	—	—	—	—	85,715	1,524,013
	1/23/12	—	—	—	—	100,000	1,778,000

Richard S. Spengler	11/20/06	200,000	—	15.25	11/20/16	—	—
	2/23/10	—	—	—	—	46,429	825,508
	1/25/11	—	—	—	—	42,858	762,015
	1/23/12	—	—	—	—	45,000	800,100

Paul Kalamaras	11/18/08	112,000	28,000	13.69	11/18/18	12,000	213,360
	2/23/10	—	—	—	—	32,143	571,503
	1/25/11	—	—	—	—	34,286	609,605
	1/23/12	—	—	—	—	55,000	977,900

Thomas F. Splaine, Jr.	11/20/06	175,000	—	15.25	11/20/16	—	—
	2/23/10	—	—	—	—	25,000	444,500
	1/25/11	—	—	—	—	21,429	381,008
	1/23/12	—	—	—	—	10,000	177,800

(1)	Stock options vest over a 5 year period commencing on the first anniversary of the date granted.
(2)	Stock options expire if unexercised 10 years after the grant date.
(3)	Stock awards generally vest over a 7 year period commencing on the first anniversary of the date granted, however, if certain performance goals are achieved the vesting will be accelerated to 5 years commencing in the year in which the performance goal is achieved.
(4)	This amount is based on the fair market value of Investors Bancorp common stock on December 31, 2012 of $17.78.

Option Exercises and Stock Vested. The following table provides information concerning stock option exercises and the vesting of stock awards for each named executive officer during 2012. None of Investors Bancorp’s named executive officers exercised any stock options during the year ended December 31, 2012.

OPTION EXERCISES AND STOCK VESTED AT DECEMBER 31, 2012

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Kevin Cummings	—	—	39,285	582,989
Domenick A. Cama	—	—	28,570	423,979
Richard S. Spengler	—	—	16,427	243,777
Paul Kalamaras	—	—	12,142	375,667
Thomas F. Splaine, Jr.	—	—	8,571	127,194

(1)	The value realized on vesting represents the market value on the day the stock vested.

Defined Benefit Pension Plan. Investors Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions, formerly known as the Financial Institutions Retirement Fund, which is a qualified, tax-exempt defined benefit plan (the “Retirement Plan”). All employees age 21 or older who have completed one year of employment with Investors Bank are eligible for participation in the Retirement Plan; however, only employees who have been credited with 1,000 or more hours of service with Investors Bank are eligible to accrue benefits under the Retirement Plan. Investors Bank annually contributes an amount to the plan necessary to satisfy the minimum funding requirements established under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The retirement benefit formula under the Retirement Plan provides for a nonintegrated unit accrual formula with an annual accrual rate of 1.25% of the participant’s high 5-year average salary with a 30-year salary cap. A participant’s average annual compensation is the average annual compensation over the 5 consecutive calendar years out of the last 10 calendar years in which the participant’s compensation was the greatest, or over all calendar years if less than 5.

The regular form of retirement benefit is a straight life annuity (if single) and a joint and survivor annuity (if married). However, various alternative forms of joint and survivor annuities may be selected instead. If a participant dies while in active service and after having become fully vested, a qualified 100% survivor benefit will be payable to the participant’s beneficiary. Benefits payable upon death may be paid in a lump sum, installments, or in the form of a life annuity. Upon termination of employment due to disability, the participant will be entitled to a disability retirement benefit at age 65.

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each such named executive officer, under the pension plan determined using interest rate and mortality rate assumptions consistent with those used in Investors Bancorp’s financial statements. For a narrative description of the supplemental retirement plans, please see the Compensation Discussion and Analysis above.

PENSION BENEFITS AT OR FOR THE YEAR ENDED DECEMBER 31, 2012

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Year ($)
Kevin Cummings	Investors Bank Pension Plan	8.5	337,000	—
	Supplemental Retirement and Wage Replacement Plan		4,909,000	—

Domenick A. Cama	Investors Bank Pension Plan	22.0	730,000	—

	Supplemental Retirement and Wage Replacement Plan		2,641,000	—

Richard S. Spengler	Investors Bank Pension Plan	29.3	656,000	—
	Supplemental Retirement and Wage Replacement Plan		795,000	—

Paul Kalamaras	Investors Bank Pension Plan	3.3	90,000	—

	Supplemental Retirement and Wage Replacement Plan		549,000	—

Thomas F. Splaine, Jr.	Investors Bank Pension Plan	7.0	143,000	—
	Supplemental Retirement and Wage Replacement Plan		70,000	—

(1)	The number of years of credited service represents all years of service including years following the change in benefit formula for the Investors Bank Pension Plan on January 1, 2006. For Messrs. Cama and Spengler credited service years include qualified years served at other financial institutions that participated in the Financial Institutions Retirement Fund.
(2)	The figures shown are determined as of the plan’s measurement date of December 31, 2012 for purposes of Investors Bancorp’s audited financial statements. For discount rate and other assumptions used for this purpose, please refer to note eleven in the audited financial statements included in the December 31, 2012 Annual Report on Form 10-K. The aggregate balance reported for the Supplemental Retirement and Wage Replacement Plan is the value of account balances under Supplemental Executive Retirement Plan and the Wage Replacement Plan, because benefits for one plan are offset against the other plan’s benefits.

Nonqualified Deferred Compensation. The following table sets forth information with respect to the nonqualified deferred compensation plans at and for the year ended December 31, 2012 for the named executive officers. For a narrative description of the Supplemental ESOP Plan, please see the Compensation Discussion and Analysis above.

NONQUALIFIED DEFERRED COMPENSATION AT OR FOR THE YEAR ENDED

DECEMBER 31, 2012

Name	Plan Name	Executive Contributions in Last Year ($)	Registrant Contributions in Last Year ($) (1)	Aggregate Earnings (Loss) in Last Year ($) (2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Year-End ($) (3)
Kevin Cummings	Supplemental ESOP Plan	—	81,011	124,331	—	595,106
Domenick A. Cama	Supplemental ESOP Plan	—	43,321	57,400	—	280,665
Richard S. Spengler	Supplemental ESOP Plan	—	18,624	16,044	—	84,966
Paul Kalamaras	Supplemental ESOP Plan	—	13,026	5,630	—	36,306
Thomas F. Splaine, Jr.	Supplemental ESOP Plan	—	9,843	5,512	—	32,634

(1)	The value of the non-qualified Supplemental ESOP contribution made in calendar 2012 is based on the fair market value of Investors Bancorp common stock on December 31, 2012 of $17.78. These contributions are included in the Summary Compensation Table.
(2)	The aggregate earnings (loss) for the non-qualified Supplemental ESOP Plan reflect the change in value of phantom shares issued prior to calendar 2012 based on the fair market value of Investors Bancorp common stock in December 31, 2012 of $17.78. This amount is not included in the Summary Compensation Table because the rate of earnings was not “above market.”
(3)	The aggregate balances reported for the Supplemental ESOP Plan are based on the market value of Investors Bancorp common stock on December 31, 2012 of $17.78. These contributions are not included in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control. At December 31, 2012, Investors Bancorp had three-year employment agreements with Messrs. Cummings, Cama, Spengler and Kalamaras, and a two-year employment agreement with Mr. Splaine. A narrative description of the material terms of the agreements is set forth in the Compensation Discussion and Analysis. The table below reflects the amount of compensation payable to each of the named executive officers pursuant to such individual’s employment agreement in the event of termination of such executive’s employment. No payments are required under the employment agreements due to a voluntary termination prior to a change in control. The amount of compensation payable to each named executive officer upon (i) involuntary termination (other than for cause); (ii) termination following a change of control; and (iii) in the event of disability is shown below. The amounts shown assume that such termination was effective as of December 31, 2012, and thus includes amounts earned through such time and are estimates of the amounts which would be paid to the executives upon their termination. However, the amounts shown do not include any reduction that would be required to avoid an excess parachute payment under Internal Revenue Code Section 280G for Messrs. Spengler, Kalamaras and Splaine. Messrs. Cummings and Cama are entitled to tax indemnification payments for any excess parachute payments under Internal Revenue Code Section 280G. The amounts shown relating to unvested options and stock awards are based on the fair market value of Investors Bancorp common stock on December 31, 2012 of $17.78. Using that fair market value, all unvested options have no value. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Investors Bancorp. The following table does not include amounts payable upon termination of employment under the Supplemental ESOP Plan, Supplemental Retirement Plan, and Executive Supplemental Retirement Wage Replacement Plan because the present value of the accumulated benefits under each of those plans is set forth in the tables above.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

AS OF DECEMBER 31, 2012

	Mr. Cummings	Mr. Cama	Mr. Spengler	Mr. Kalamaras	Mr. Splaine

Retirement (1)
Retiree Health/Life Insurance	—	—	—	—	—
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	—	—	—	—	—

Early Retirement (1)
Retiree Health/Life Insurance	—	—	—	—	—
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	—	—	—	—	—

Disability
Salary Continuation (2)	2,190,128	1,248,128	945,466	893,450	253,456
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	6,540,515	4,572,020	2,387,623	2,585,728	1,003,308
Other benefits (3)	14,577	15,473	12,490	7,520	16,631

Death
Salary Continuation (5)	935,000	621,000	400,000	375,000	312,000
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	6,540,515	4,572,020	2,387,623	2,585,728	1,003,308
Other benefits (3)	18,417	18,417	17,999	149	18,417

Discharge w/Cause or Resignation w/o Good Reason—no Change in Control
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	—	—	—	—	—
Salary and Cash Incentive (6)	5,610,000	3,353,400	1,920,000	1,800,000	702,000
Other benefits (3)	83,580	88,956	74,940	35,924	49,892
Excess Pension Benefit (6)	2,375,620	1,243,029	560,872	464,228	43,637

Discharge w/o Cause or Resignation w/ Good Reason—Change in Control—related
Stock Option Vesting	—	—	—	—	—
Restricted Stock Vesting	6,540,515	4,572,020	2,387,623	2,585,728	1,003,308
Salary and Cash Incentive (6)	5,610,000	3,353,400	1,920,000	1,800,000	702,000
Other benefits (3)	83,580	88,956	74,940	35,924	49,892
Excess Pension Benefit (6)	2,375,620	1,243,029	560,872	464,228	43,637
Tax Indemnification Payment (7)	2,747,407	1,784,127	—	—	—

(1)	As of December 31, 2012, none of the named executives were eligible for early retirement or retirement.
(2)	Upon disability, the named executive is entitled to three years’ salary. Such benefit is reduced by the amount paid by the insurance companies under disability policies.
(3)	Other benefits include amounts for benefits in effect prior to termination; life, medical, dental, disability and long term care, and is calculated based on the terms specified in the employment agreements.
(4)	The employment agreements in effect provide that Investors Bancorp will pay the excess, if any of: the present value of benefits to which the named executive would be entitled to under the defined benefit plans if he had continued working for Investors Bancorp for, 36 months in the case if Messrs. Cummings, Cama, Spengler and Kalamaras and 18 months for Mr. Splaine, and the present value of the benefits which he is actually entitled.

(5)	This amount is payable according to normal payroll practices for one year following the executive’s date of death.
(6)	This amount is paid in a lump sum on the date of termination.
(7)	This amount is generally payable in a lump sum to the executive on the date of termination, but it may be timely paid directly to the applicable taxing authorities on behalf of the executive.

Director Compensation

Elements of Director Compensation

Director Fees. Each of the individuals who serve as a director of Investors Bancorp also serves as a director of Investors Bank. The non-employee directors of Investors Bancorp and Investors Bank are compensated separately for service on each entity’s board. Each non-employee director of Investors Bancorp is paid a monthly retainer of $2,000 ($4,000 per month for the Chairman), and $1,500 for each committee meeting attended ($2,500 for the Audit Committee). The Chairman of the Audit Committee is paid an annual retainer of $10,000. The Chairman of the Compensation and Benefits Committee and the Chairman of the Nominating and Corporate Governance Committee are each paid an annual retainer of $8,500. Each non-employee director of Investors Bank is paid a monthly retainer of $4,000 ($8,000 per month for the Chairman) and $2,100 for each Board meeting attended ($4,200 per meeting for the Chairman). Employee directors are not compensated for serving as directors.

The Board of Directors establishes non-employee director compensation based on recommendations of the Compensation and Benefits Committee. Periodically, the Compensation and Benefits Committee engages the services of a third party consultant and consults external surveys to assist it in a review of director compensation. The Compensation and Benefits Committee did not recommend any changes to the compensation payable to non-employee directors in 2012.

Stock Option and Stock Award Program. At the October 24, 2006 annual meeting, the stockholders approved the Investors Bancorp, Inc. 2006 Equity Incentive Plan. On November 20, 2006 the Compensation and Benefits Committee of the Board of Directors granted stock options and restricted stock awards to non-employee directors of Investors Bancorp equal to 80% of the amount approved by stockholders and reserved for granting to the non-employee directors. The options vested in equal installments over a five-year period, and became fully vested on November 20, 2012. The options have an exercise price of $15.25 per share, which was the closing price of Investors Bancorp’s common stock, the date of the grant. The restricted stock awards also vested in equal installments over a five-year period, and became fully vested on November 20, 2012. On January 21, 2008 the Compensation and Benefits Committee of the Board of Directors consulted with GK Partners, an independent compensation consultant, and granted the additional 20% of stock options and restricted stock awards to non-employee directors of Investors Bancorp that was approved by stockholders and reserved for granting to the non-employee directors. The options generally vest in equal installments over a five-year period, commencing one year from the date of the grant (January 21, 2009) and have an exercise price of $13.38 per share, which was the closing price of Investors Bancorp common stock on January 18, 2008. The restricted stock awards also generally vest in equal installments over a five-year period, commencing one year from the date of the grant (January 21, 2009). The vesting of the options and restricted stock awards accelerate upon death or disability, retirement, involuntary termination of service following a change in control, and upon consummation of a second step conversion of Investors Bancorp. The grants have other terms and conditions consistent with the 2006 Equity Incentive Plan. A total of 1,709,252 stock options and 683,701 shares of restricted stock have been granted to non-employee directors of Investors Bancorp.

Director Benefits. For directors and their spouses or spousal equivalents as of 2007, Investors Bank sponsors a long-term care program. Directors become eligible to participate after one year of service either on the Board of Directors, through past employment or as counsel prior to becoming a director. Each individual policy is owned by the covered person. Investors Bank pays all premiums under the long term care program but will stop paying premiums in the event of the participant’s (i) resignation from the Board of Directors prior to attaining normal retirement age (except for health reasons); (ii) relocation outside of the country; or (iii) death. Spousal coverage will be terminated upon (i) a participant’s resignation prior to normal retirement age (except for health reasons); (ii) divorce from the participant; (iii) the participant no longer qualifying for coverage; (iv) the spouse’s permanent relocation outside of the country; or (v) death. Participants who cannot be insured through an insurance company under the long-term care program will be self-insured by Investors Bank.

Retirement Plan for the Board of Directors of Investors Bank. Investors Bank maintains a director retirement plan. In December 2006, the Director Plan was amended to cap compensation at the current level and close the plan to new participants. A director who is (i) not an active employee of Investors Bank upon retirement from board service; (ii) has provided at least ten years of “cumulative service” (service on the board and, if applicable, as an employee or counsel); (iii) retires at age 65 or later or as a result of disability, is eligible to participate in the plan. An eligible director with at least 15 years of cumulative service will be entitled to an annual retirement benefit equal to the sum of 60% of the annual retainer and 13 times the regular board meeting fee in effect for the calendar year proceeding the director’s year of retirement. A director with at least ten years of cumulative service but less than 15 years will be entitled to 40% of the sum of the annual retainer and 13 times the regular meeting fee in effect for the calendar year preceding the director’s year of retirement, plus a pro-rated percentage of 20% of the sum of the annual retainer and 13 times the regular board meeting fee in effect for the calendar year preceding the director’s year of retirement. The retirement plan includes the annual retainer and board fees, if any, paid by Investors Bancorp in determining a director’s retirement benefit.

In the event of a change in control, directors who have not yet attained ten years of service will be deemed to have ten years of service in order to qualify for a benefit under the director retirement plan. In the event a director dies prior to retirement, the director’s beneficiary will be entitled to benefit payments in the form of a joint and survivor benefit payable at 100% of the amount paid to the director. Retirement benefits may be paid, at the director’s election, either in monthly payments until the eligible director’s death, or as a joint and survivor form of benefit payable for the lifetime of the eligible director and, upon the eligible director’s death, at 50% of the benefit amount, to the director’s beneficiary, or a joint and survivor form of benefit payable for the lifetime of the director and, upon the director’s death, at 100% of the amount, to the director’s beneficiary during the beneficiary’s lifetime. In order to receive retirement benefits under the plan, the director must remain a director emeritus in good standing after retirement and must not engage in any business enterprise which competes with Investors Bank nor disclose any confidential information relative to the business of Investors Bank.

Deferred Directors Fee Plans. Since 1988, Investors Bank has maintained a deferred directors fee plan, pursuant to which each director of Investors Bank has the right to defer the payment of all or any part of his or her board or committee fees. Compensation deferred under the plan and interest (at the rate equal to one and one-half percent below the prime rate) thereon are payable upon a director’s death, disability, resignation or removal from office. Such payment is made in a lump sum, unless the director has elected payment in monthly installments over a period of up to ten years. In the event of a change in control, the Board of Directors or an acquirer may, in its sole discretion, terminate the plan and pay the undisbursed portion of benefits under the plan in a lump sum within 12 months of the change in control. As of the year ended December 31, 2012, no directors are making deferrals in the deferred directors fee plan.

Summary of Directors’ Compensation

The following table sets forth for the year ended December 31, 2012 certain information as to total compensation paid to non-employee directors.

DIRECTORS COMPENSATION TABLE

Name	Investors Bancorp Fees Earned or Paid in Cash ($)	Investors Bank Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2)	All Other Compensation ($) (3)	Total ($)
Doreen R. Byrnes	29,500	83,500	—	—	—	8,607	121,107

Robert M. Cashill	52,000	167,000	—	—	29,000	10,961	258,961

William V. Cosgrove	26,000	83,500	—	—	—	35,870	145,370

Brian D. Dittenhafer	59,000	83,500	—	—	40,000	11,646	194,146

James J. Garibaldi	18,000	59,100	—	—	—	—	77,100

Vincent D. Manahan	59,000	83,500	—	—	2,000	9,334	153,834

Stephen J. Szabatin	60,500	83,500	—	—	—	12,854	156,854

James H. Ward	50,500	83,500	—	—	—	—	134,000

(1)	At December 31, 2012, Messrs. Dittenhafer, Manahan and Szabatin each had 3,906 shares of unvested restricted stock. At December 31, 2012, the following directors had the following exercisable stock options:

Brian D. Dittenhafer	244,178
Stephen J. Szabatin	244,178
Vincent D. Manahan	244,178

(2)	This amount represents the aggregate change in the present value of a director’s accumulated benefit under the Retirement Plan.
(3)	This amount includes perquisites and other personal benefits, or property, if the aggregate amount for each director is at least $10,000. Specifically, this amount represents the premiums paid for long term care coverage for Messrs. Cashill, Dittenhafer, Manahan and Szabatin and Ms. Byrnes and their spouses or spousal equivalents. In addition, the amount includes automobile allowance and club dues for Mr. Cosgrove.

Other Matters

Director Stock Ownership Requirements. The Board believes its directors should have a financial investment in Investors Bancorp to further align their interests with stockholders. Directors are expected to own at least 25,000 shares of common stock (excluding stock options). Stock holdings are expected to be achieved within five (5) years of either the implementation of the ownership guidelines or the starting date of the individual, whichever is later.

APPROVE AND ADOPT THE EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN (PROPOSAL 3:

INVESTORS BANCORP, INC. STOCKHOLDERS ONLY)

The Board of Directors of Investors Bancorp has adopted the Investors Bancorp, Inc. Executive Officer Annual Incentive Plan (the “Incentive Plan”), subject to approval by Investors Bancorp’s stockholders. Investors Bancorp’s Board recommends that Investors Bancorp’s stockholders approve the Incentive Plan at the annual meeting. Stockholder approval is requested to ensure that annual incentive awards paid to senior executives of Investors Bancorp will be fully tax deductible as performance-based compensation, as defined by the regulations under Section 162(m) of the Internal Revenue Code. The following is a summary of the principal features of the Incentive Plan. The summary below is qualified in its entirety by reference to the complete text of the Incentive Plan which is attached to this Joint Proxy Statement/Prospectus as Annex D. Investors Bancorp’s stockholders are urged to read the actual text of the Incentive Plan in its entirety.

Under Internal Revenue Code Section 162(m), the amount which Investors Bancorp may deduct on its tax returns for compensation paid or accrued with respect to certain “covered employees” (generally the chief executive officer and the four highest paid executive officers other than the chief executive officer) in any taxable year is generally limited to $1 million per individual. However, compensation that qualifies as “qualified performance-based compensation” is not subject to the $1 million deduction limit. In order for compensation to qualify as “qualified performance-based compensation” for this purpose, it must meet certain conditions, one of which is that the material terms of the performance goals under which the compensation is to be paid must be disclosed to and approved by Investors Bancorp’s stockholders. Payment of any incentive awards pursuant to the Incentive Plan is contingent on Investors Bancorp’s stockholder approval of the Incentive Plan. If such approval is not obtained, no incentive awards will be paid under this Incentive Plan.

The persons who are eligible to be selected to participate in the Incentive Plan are executive officers of Investors Bancorp and its subsidiaries. Under the Incentive Plan, the Compensation and Benefits Committee of Investors Bancorp selects participants for the Incentive Plan, determines the amount of their award opportunities, selects the performance criteria and the performance goals for each year, and administers and interprets the Incentive Plan. An eligible employee may (but need not) be selected to participate in the Incentive Plan each year. The amounts that will be received by or allocated to eligible employees under the Incentive Plan are not determinable in advance. At present, this eligible group consists of five persons.

No later than 90 days after the commencement of each year (or by such other deadline as may apply under Internal Revenue Code Section 162(m)(4)(C) or the Treasury Regulations thereunder), the Compensation and Benefits Committee of Investors Bancorp will select the persons who will participate in the Incentive Plan in such year and establish in writing the performance goals for that year as well as the method for computing the amount of compensation which each such participant will be paid if such goals are attained in whole or in part. Such method will be stated in terms of an objective formula or standard that precludes discretion to increase the amount that will be due upon attainment of the goals. The Compensation and Benefits Committee of Investors Bancorp retains discretion under the Incentive Plan to reduce an award at any time before it is paid. The maximum amount of compensation that may be paid under the Incentive Plan to any participant for any year is equal to $2 million.

Under the Incentive Plan, the performance goals for any year may be based on any of the following criteria, either alone or in any combination, and on either a consolidated or business unit or divisional level, and may include or exclude discontinued operations and acquisition expenses and restructuring expenses, as the Compensation and Benefits Committee of Investors Bancorp may in each case determine: (a) earnings per common share (basic or diluted), (b) cash earnings per common share (basic or diluted), (c) net income (either before or after taxes), (d) net interest income, (e) non-interest income, (f) operating expense to average assets ratio, (g) efficiency ratio, (h) cash efficiency ratio, (i) return on average assets, (j) cash return on average assets, (k) return on average stockholders’ equity, (l) return on average tangible stockholders’ equity, (m) deposit growth, (n) loan growth, (o) fee income growth, (p) net interest margin, (q) net interest spread, (r) customer satisfaction, (s) price per share of common stock, and (t) market share. Additionally, performance goals may include strategic or operational business objectives, consisting of one or more objectives based upon meeting specified cost targets, business expansion goals, goals relating to acquisitions or divestitures, including acquiring or developing new business lines, or goals relating to capital raising and capital management. Any performance goals may be measured on an absolute or relative industry basis and may be expressed in terms of a progression within a specified range.

The criteria on which a performance goal may be based may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities; expenses for restructuring, productivity initiatives or new business initiatives; non-operating items; acquisition expenses; and the aggregate effects of acquisitions or divestitures, or such other items as the Compensation and Benefits Committee of Investors Bancorp may reasonably determine. Any such performance criterion or combination of such criteria may apply to the plan participant’s Incentive award opportunity in its entirety or to any designated portion or portions of the incentive award opportunity, as the Compensation and Benefits Committee of Investors Bancorp may determine.

Awards may be paid under the Incentive Plan for any year only if and to the extent the awards are earned on account of the attainment of the performance goals applicable to such year, and the participant is continuously employed by Investors Bancorp throughout such year, and further, is employed in good standing on the date on which such incentive award is paid. If employment terminates by reason of death or disability or retirement during a year, and the performance goal is attained, in whole or in part during such year so that an award would have been received had the participant remained in employment, a prorated award may be paid after the close of the year. Similarly, if a participant retires after the end of the performance period but before the payment date, the retired participant will be entitled to receive any performance award actually earned by the participant. If a participant’s employment terminates for any reason other than death, disability or retirement during a year or prior to the payment date, as applicable, any award for such year will be forfeited.

All incentive award payments pursuant to the Incentive Plan are to be made in cash, only after the Compensation and Benefits Committee of Investors Bancorp certifies that the performance goals for the year have been satisfied. The Incentive Plan will become effective subsequent to stockholder approval and will continue in effect for subsequent years unless and until terminated by the Compensation and Benefits Committee of Investors Bancorp in accordance with the provisions of the Incentive Plan. The Board of Investors Bancorp may terminate the Incentive Plan without stockholder approval at any time.

The Board of Directors of Investors Bancorp may amend, modify or terminate the Incentive Plan at any time. The Board of Directors may not materially increase the maximum amount to be granted to any one employee under the Incentive Plan without approval of stockholders. The Incentive Plan will remain in effect until terminated by the Board of Directors of Investors Bancorp.

Subject to stockholder approval of the Incentive Plan, on February 25, 2013, the Compensation and Benefits Committee of Investors Bancorp granted the following executives the opportunity to earn the amounts set forth below under the plan for the 2013 fiscal year. The target amounts of those bonuses (i.e., the amount payable upon the achievement of target or mid-point levels of performance) are summarized in the table below. The actual amount potentially payable for 2013 ranges from 0% for below the minimum level to 75% at the minimum level, 112.50% at the mid-point level, and 150% at the maximum level of base salary for Mr. Cummings; from 0% for below the minimum level to 70% at the minimum level, 90% at the mid-point level, and 120% at the maximum level of base salary for Mr. Cama; from 0% for below the minimum level to 60% at the minimum level, 68% at the mid-point level, and 90% at the maximum level of base salary for Messrs. Spengler and Kalamaras; and from 0% for below the minimum level to 50% at the minimum level, 56% at the mid-point level, and 75% at the maximum level of base salary for Mr. Splaine.

Name and Position	Target 2013 Bonus (at Midpoint)
Kevin Cummings, President and Chief Executive Officer	$1,051,875

Dominick A. Cama, Senior Executive Vice President and Chief Operating Officer	$558,900

Richard S. Spengler, Executive Vice President and Chief Lending Officer	$272,000

Paul Kalamaras, Executive Vice President and Director of Retail Marketing	$255,000

Thomas F. Splaine, Jr., Senior Vice President and Chief Financial Officer	$182,000

Executive group	$2,319,775

Approval of the Incentive Plan requires the affirmative vote of a majority of the shares of Investors Bancorp common stock present in person or represented by proxy at the annual meeting of Investors Bancorp and entitled to vote on the matter. A copy of the Incentive Plan is attached as Annex D.

THE BOARD OF DIRECTORS OF INVESTORS BANCORP UNANIMOUSLY RECOMMENDS THAT INVESTORS BANCORP STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE PROPOSAL TO APPROVE AND ADOPT THE EXECUTIVE OFFICER ANNUAL INCENTIVE PLAN.

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (PROPOSAL 4: INVESTORS BANCORP, INC. STOCKHOLDERS ONLY)

The Compensation Discussion and Analysis appearing earlier in this Joint Proxy Statement/Prospectus describes the executive compensation program and the compensation decisions made by the Investors Bancorp Compensation and Benefits Committee with respect to the Chief Executive Officer and other officers named in the Summary Compensation Table (who are referred to as the “named executive officers”).

At the 2011 Annual Meeting of Stockholders, the Board of Directors recommended, and the stockholders approved, a non-binding vote in favor of holding an annual advisory vote on executive compensation. As a result, the Board of Directors determined that Investors Bancorp will hold an annual advisory vote to approve executive compensation. This proposal, commonly known as a “Say on Pay” proposal, gives you as a stockholder the opportunity to vote on Investors Bancorp’s executive pay program. The Board of Directors is requesting stockholders to cast a non-binding advisory vote on the following resolution:

“RESOLVED, that the stockholders of Investors Bancorp, Inc. (“Investors”) approve the compensation paid to Investors’ named executive officers, as disclosed in this Joint Proxy Statement/Prospectus pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and narrative accompanying the tables.”

Our executive compensation program is based on a pay for performance philosophy that is designed to support Investors Bancorp’s business strategy and align the interests of Investors Bancorp’s executives with Investors Bancorp’s stockholders. The Board of Directors believes that the link between compensation and the achievement of Investors Bancorp’s long—and short-term business goals has helped Investors Bancorp’s financial performance over time, while not encouraging excessive risk taking.

For these reasons, the Board of Directors is requesting stockholders to support this proposal. While this advisory vote is non-binding, the Compensation and Benefits Committee and the Board of Directors value the views of the stockholders and will consider the outcome of this vote in future executive compensation decisions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE COMPENSATION PAID TO INVESTORS’ NAMED EXECUTIVE OFFICERS.

RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PROPOSAL 5: INVESTORS BANCORP, INC. STOCKHOLDERS ONLY)

General

Investors Bancorp’s independent registered public accounting firm for the year ended December 31, 2012 was KPMG LLP. The Audit Committee has re-appointed KPMG LLP to continue as the independent registered public accounting firm for Investors Bancorp for the year ending December 31, 2013, subject to the ratification by the stockholders at the Annual Meeting. Representatives of KPMG LLP are expected to attend the Annual Meeting. They will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Stockholder ratification of the appointment of KPMG LLP is not required by Investors Bancorp’s Bylaws or otherwise. However, the Board of Directors is submitting the appointment of the independent registered public accounting firm to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment of KPMG LLP, the Audit Committee will reconsider whether it should select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interests of Investors Bancorp and its stockholders.

Audit Fees. The aggregate fees billed to Investors Bancorp for professional services rendered by KPMG LLP for the audit of the Investors Bancorp’s annual financial statements, review of the financial statements included in the Investors Bancorp’s Quarterly Reports on Form 10-Q and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings and engagements were $830,000 and $675,000 during the years ended December 31, 2012 and 2011, respectively.

Audit Related Fees. The aggregate fees billed to Investors Bancorp for assurance and related services rendered by KPMG LLP that are reasonably related to the performance of the audit of and review of the financial statements and that are not already reported in “Audit Fees,” above, were $108,500 and $35,000 during the years ended December 31, 2012 and 2011, respectively. These services included audits of employee benefit plans and professional services rendered in connection with acquisitions during the year.

Tax Fees. The aggregate fees billed to Investors Bancorp for professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning were $103,900 and $121,969 during the years ended December 31, 2012 and 2011, respectively.

All Other Fees. There were no “Other Fees” during the years ended December 31, 2012 and 2011.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of KPMG LLP. The Audit Committee concluded that performing such services does not affect the independence of KPMG LLP in performing its function as Investors Bancorp’s independent registered public accounting firm.

The Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve audit and audit-related services between meetings of the Audit Committee, provided the Chair reports any such approvals to the full Audit Committee at its next meeting. The full Audit Committee pre-approves all other services to be performed by the independent registered public accounting firm and the related fees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (PROPOSAL 2: ROMA FINANCIAL CORPORATION STOCKHOLDERS ONLY)

As required by Item 402(t) of Regulation S-K and Regulation 14A of the Exchange Act, Roma Financial is providing its stockholders with the opportunity to cast a non-binding, advisory vote on the compensation that may become payable to its named executive officers in connection with the completion of the Merger, as disclosed in the section of this Joint Proxy Statement/Prospectus captioned “Approval of the Merger Agreement—Interests of Certain Persons in the Merger that are Different from Yours—Merger-Related Executive Compensation for Roma Financial’s Named Executive Officers” beginning on page 83 of this Joint Proxy Statement/Prospectus, and the related table and narratives.

Your vote is requested. Roma Financial believes that the information regarding compensation that may become payable to its named executive officers in connection with the completion of the Merger, as disclosed in the section of this Joint Proxy Statement/Prospectus captioned “Approval of the Merger Agreement—Interests of Certain Persons in the Merger that are Different from Yours—Merger-Related Executive Compensation for Roma Financial’s Named Executive Officers” is reasonable and demonstrates that Roma Financial’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment with the long-term interests of Roma Financial’s stockholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Roma Financial’s named executive officers in connection with the completion of the Merger. In addition, this vote is separate and independent from the vote of stockholders to approve the Merger Agreement. However, the compensation will not be payable in the event the Merger is not completed. Roma Financial asks that its stockholders vote “FOR” the following resolution:

RESOLVED, that the compensation that may become payable to Roma Financial’s named executive officers in connection with the completion of the Merger, as disclosed in the section captioned “Approval of the Merger Agreement—Interests of Certain Persons in the Merger that are Different from Yours—Merger-Related Executive Compensation for Roma Financial’s Named Executive Officers” (beginning on page 83 of the Joint Proxy Statement/Prospectus dated April 26, 2013) and the related table and narratives, is hereby APPROVED.

This vote is advisory and therefore, it will not be binding on Roma Financial, nor will it overrule any prior decision of Roma Financial or require Roma Financial’s board of directors (or any committee thereof) to take any action. However, Roma Financial’s board of directors values the opinions of Roma Financial’s stockholders, and to the extent that there is any significant vote against the named executive officer compensation as disclosed in this Joint Proxy Statement/Prospectus, Roma Financial’s board of directors will consider stockholders’ concerns and will evaluate whether any actions are necessary to address those concerns. Roma Financial’s board of directors will consider the affirmative vote of the holders of a majority of the votes cast of Roma Financial common stock entitled to vote on the matter “FOR” the foregoing resolution as advisory approval of the compensation that may become payable to Roma Financial’s named executive officers in connection with the completion of the Merger.

ROMA FINANCIAL’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE RESOLUTION SET FORTH ABOVE.

TO ELECT TWO PERSONS TO SERVE AS DIRECTORS OF ROMA FINANCIAL CORPORATION, EACH FOR A THREE-YEAR TERM (PROPOSAL 3: ROMA FINANCIAL CORPORATION STOCKHOLDERS ONLY)

Roma Financial’s Charter requires that the Board of Directors be divided into three classes, as nearly equal in number as possible, each class to serve for a three-year period, with approximately one-third of the directors elected each year. The Board of Directors currently consists of nine members. Two directors will be elected at the annual meeting, each to serve for a three-year term and until their successors have been elected and qualified.

Robert C. Albanese and William J. Walsh, Jr. have been nominated by the Board of Directors to serve as directors, each for a three-year term. It is intended that proxies solicited by the Board of Directors will, unless otherwise specified, be voted for the election of the named nominees. If a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board of Directors may recommend or the size of the Board may be reduced to eliminate the vacancy. At this time, the Board of Directors knows of no reason why either of the nominees might be unavailable to serve.

The following table sets forth the names, ages, terms of, length of board service and the number of shares of Roma Financial common stock beneficially owned by the directors, the director nominees, and executive officers of Roma Financial as of the Roma Financial Record Date.

Name	Age	Year First Elected or Appointed (1)	Current Term Expires	Shares of Roma Financial Common Stock Beneficially Owned (2)
BOARD NOMINEES FOR TERM TO EXPIRE IN 2016
Robert C. Albanese	64	2009	2013	10,100	(3)
William J. Walsh, Jr.	57	2010	2013	3,490

DIRECTORS CONTINUING IN OFFICE
Dennis M. Bone	61	2011	2014	2,700
Robert H. Rosen	70	2006	2014	41,905	(4)
Jeffrey P. Taylor	59	2010	2014	6,200
Peter A. Inverso	74	1998	2015	177,971	(5)
Michele N. Siekerka	48	2005	2015	43,292	(4)
Alfred DeBlasio, Jr.	57	2008	2015	13,600	(3)
Thomas A. Bracken	65	2012	2015	1,500	(6)

NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
C. Keith Pericoloso	49	N/A	N/A	48,267	(7)
Sharon L. Lamont	65	N/A	N/A	54,736	(7)
Barry J. Zadworny	68	N/A	N/A	50,080	(7)
Suzette Nanovic Berrios	—	N/A	N/A	115

(1)	Refers to the year the individual first became a director of Roma Financial, or if prior to 2005, the year such individual first became a director of Roma Bank.
(2)	Beneficial ownership as of the Roma Financial Record Date. An individual is considered to beneficially own shares if he or she directly or indirectly has or shares (1) voting power, which includes the power to vote, or to direct the voting of, the shares; or (2) investment power, which includes the power to dispose, or direct the disposition of, the shares. Shares are also considered to be beneficially owned if the individual has the right to acquire such shares within 60 days of the Roma Financial Record Date.
(3)	Includes 3,200 shares that may be purchased pursuant to the exercise of options within 60 days of the Roma Financial Record Date.

(4)	Includes 25,600 shares that may be purchased pursuant to the exercise of options within 60 days of the Roma Financial Record Date.
(5)	Includes 92,800 shares that may be purchased pursuant to the exercise of options within 60 days of the Roma Financial Record Date.
(6)	Does not include 6,000 shares of restricted stock granted as of April 23, 2013, of which 1,200 stock awards will be vested as of the date of the Roma Financial 2013 Annual Meeting of Stockholders, and the balance of which will vest 25% per year annually thereafter or will become immediately 100% vested upon the death or disability of Mr. Bracken, or a change in control of Roma Financial. Such stock awards are consistent with Roma Financial’s practice applicable to newly elected directors.
(7)	Includes 30,400 shares that may be purchased pursuant to the exercise of options within 60 days of the Roma Financial Record Date.

Biographical Information

Set forth below is the business experience for the past five years of each of the director nominees, continuing directors and executive officers of Roma Financial and Roma Bank and the experience, qualifications, attributes or skills that caused the Nominating Committee and the Board to nominate the nominees for election to the Board in 2013, as well as, the experience, skills and attributes of the Continuing Directors that qualify them to serve on the Board of Directors.

Board Nominees

Robert C. Albanese was appointed a director of Roma Financial in June 2009. He is the President and Chief Executive Officer of Pentegra Retirement Services, located in White Plains, New York. Prior to becoming CEO, he served on Pentegra’s Board of Directors for over ten years. Mr. Albanese served as Regional Director of the Northeast Region of the Office of Thrift Supervision from 1996 through 2007 and, prior to that, served in various other capacities with the Office of Thrift Supervision and its predecessor, The Federal Home Loan Bank Board. He has also been involved in many civic activities, most prominently as past President and Treasurer of the Waldwick, NJ Jaycees. Mr. Albanese brings many years of bank regulatory experience and knowledge of the financial services industry to the Board.

William J. Walsh, Jr. joined New Jersey American Water Company, the state’s largest investor owned water utility in May 2011 as Vice President Government Affairs. In December 2012 he was promoted to Vice President Business and Government Affairs. He is responsible for leading the company’s strategic state, county and local government affairs and business development program. Mr. Walsh retired from Public Service Enterprise Group (PSEG) in January 2011, with over 33 years’ experience in corporate responsibility, government and regulatory affairs and policy. Active in his community, Mr. Walsh is a member of the Board of Trustees of Robert Wood Johnson University Hospital Hamilton, and chairs the Finance and Human Resources Committee. He also serves as a Trustee of the Hamilton Area YMCA. He is a Lifetime member of Eta Kappa Nu-National Engineering Honor Society. He has also served as a trustee of such organizations as: The Drumthwacket Foundation; The Home Port Alliance for the Battleship New Jersey; Co-Chair of the New Jersey Steering Committee of the Washington Center for Internships and Academic Seminars; United Way of Essex/ West Hudson; and, was an initial incorporator of New Jersey After 3. Mr. Walsh’s extensive public and regulatory affairs experience are assets to the Board.

Directors Continuing In Office

Dennis M. Bone is the Director of the Feliciano Center for Entrepreneurship at Montclair State University. Previously, Mr. Bone served as President of Verizon New Jersey. Mr. Bone has over 33 years experience with Verizon and was responsible for all of Verizon’s corporate interests in New Jersey. Active in his community, Mr. Bone is on the Board of Trustees of the New Jersey Institute of Technology, the New Jersey Center for Teaching and Learning, and the New Jersey State Chamber of Commerce. In addition, Mr. Bone is Chairman of the New Jersey State Employment and training Commission, and was the founding Chairman of Choose New Jersey. Mr. Bone previously served on the Board of Trustees of the Liberty Science Center (12 years), the Board of Directors of the New Jersey Performing Arts Center (12 years), the Aviation Research Technology Park (2years), and the New Jersey Utilities Association (12 years). Mr. Bone’s experience brings a larger corporation perspective to the Board, coupled with his extensive community involvement.

Robert H. Rosen, CPA has been a certified public accountant with the firm of Klatzkin and Company in Hamilton, New Jersey for forty-four years and served as managing partner for six years. As a CPA, Mr. Rosen advises his clients on various tax and financial matters. He chairs Roma Financial’s Audit Committee and is a business referral source. Mr. Rosen is a member of the New Jersey Society of Certified Public Accountants, the Pennsylvania Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

He is past president of the Mercer County Chapter of the NJSCPA, a past president of the Mercer County Estate Planning Council, and he has also been selected to the Temple University Alumni Hall of Fame. He is also an active member of the Hamilton Chapter of the MidJersey Chamber of Commerce, and a past member of the Board of Directors of the Lower Bucks County Chamber of Commerce, and chairs the Youth Aid Panel of Lower Makefield Township, Pennsylvania, and has been a Big Brother for over ten years. Mr. Rosen’s accounting and tax expertise have been invaluable to the Board.

Jeffrey P. Taylor was appointed a director of Roma Financial and Roma Bank in August 2010. He is a licensed professional Engineer and Professional Planner in the State of New Jersey. He has been employed by the Engineering Department of the Township of Burlington since 2008. From 2005 to 2008, Mr. Taylor served as City Engineer/Director in the City of Burlington. From 1997 to 2005, Mr. Taylor was President of Environmental Resolutions, Inc. an environmental engineering firm in Mount Laurel, New Jersey. Active in his community, Mr. Taylor is a member of the Burlington Township Green Team, the River Route Advisory Committee and is a Trustee and Treasurer of the Burlington County Historical Society. He is also a council member of Proprietors of West New Jersey. Mr. Taylor was a former Board member of Sterling Banks, Inc. Due to Mr. Taylor’s experience as a small business owner and borrower, together with his engineering background, and 21 years of bank director experience, Mr. Taylor brings valuable skill sets to the Board.

Peter A. Inverso, CPA has been president and chief executive officer of Roma Bank since 2000 and has served as president and chief executive officer of Roma Financial and Roma MHC since their incorporation in 2005. Mr. Inverso has been a director of Roma Bank since 1998. He served as a New Jersey state senator from 1992 to January 2008. Active in several civic and charitable organizations, Mr. Inverso is Past Chairman of the Board of Directors of the Robert Wood Johnson University Hospital Health Care Corp. Hamilton, New Jersey, a past member of the Board of Trustees of Rider University and vice chair of Catholic Charities Diocese of Trenton, a member of the New Jersey Joint Legislative Committee on Ethical Standards, Chairman of the Capital City Redevelopment Corporation, New Jersey Department of Banking and Insurance Advisory Board, and a past member of the Board of Governors of the New Jersey League of Community Bankers. Mr. Inverso is also Chairman of the Board of Directors of RomAsia Bank. Mr. Inverso’s many years of service with Roma as well as his accounting and political background enhanced the depth of the Board.

Michele N. Siekerka, Esq. is a licensed attorney and Assistant Commissioner of Water Resource Management with the New Jersey Department of Environmental Protection. From 2004 to 2010, she served as the president and chief executive officer of the Mercer Regional Chamber of Commerce. From 2000 to 2004, Ms. Siekerka was employed by AAA Mid-Atlantic, first as vice president of human resources and then as senior counsel. Active in numerous civic organizations, Ms. Siekerka is a member of, among other organizations, the Mercer County Community College Foundation, the Roma Bank Community Foundation, the YWCA of Trenton, and the RomAsia Bank Board. She is on the Regional Advisory Board for AAA Mid-Atlantic, and is a former member of the Robbinsville Township Board of Education. Ms. Siekerka’s legal and government affairs expertise and market knowledge are assets to the Board.

Alfred DeBlasio, Jr. was appointed a director of Roma Financial and Roma Bank in October 2008. He is President and Chief Executive Officer of General Sullivan Group, Inc., a distributor of industrial products located in Pennington, New Jersey. Mr. DeBlasio serves on the board of the MidJersey Chamber of Commerce and he also serves as chairman of the MidJersey Chamber of Commerce’s Investment Committee along with various other Chamber committees. Mr. DeBlasio is also Vice President of the West Trenton Italian American Club. Mr. DeBlasio brings to the Board business expertise, as well as, knowledge of the market in which Roma Financial operates.

Thomas A. Bracken was elected as a director of Roma Financial and Roma Bank in April 2012. He has served as the President and CEO of the New Jersey Chamber of Commerce in February 2011. Mr. Bracken served as the President of TriState Capital Bank’s New Jersey operation, which served mid-market businesses in Pennsylvania, Ohio and New Jersey. Prior to that, he was President and CEO of Sun Bancorp, Inc. for six years. He also held executive positions with First Union Bank. Mr. Bracken serves as chairman of the Finance Committee of the Cancer Institute of New Jersey Foundation, chairman of the New Jersey Alliance for Action Foundation, and is a board member for Public Media NJ, the subsidiary of WNET that runs NJTV. He is a former chairman of the Economic Development Corporation of Trenton and the New Jersey Bankers Association. He is a graduate of Bucknell University. Mr. Bracken brings many years of banking experience to the Board of Directors.

Named Executive Officers Who Are Not Directors

C. Keith Pericoloso currently serves as Executive Vice President, a position to which he was appointed in October 2009. Mr. Pericoloso joined Roma Bank in 1981 and previously served as Senior Vice President and Chief Operating Officer. In his current position, Mr. Pericoloso is responsible for Roma Bank’s daily operations, general bank development and expansion. Mr. Pericoloso serves on many bank committees and is involved in various community organizations, including the Italian American Festival. He serves as a Board member of the MidJersey County Chamber of Commerce and the George Pellettiere Memorial Home.

Sharon L. Lamont, CPA was appointed as Chief Financial Officer in April 2006. She served as a director of Roma Bank from 1993 until her appointment as an officer, on which date she resigned her position as a director. She was previously the sole owner of Sharon Lamont & Associates, a certified public accounting firm which she founded in 2001. From 1988 to 2001, Ms. Lamont was a partner with Schaeffer, Lamont & Associates, a certified public accounting firm. Her civic activities include serving as a Director of the Robert Wood Johnson University Hospital Hamilton, and ARC Mercer. She previously served as a board member and past chair of the Hamilton Area YMCA, and as a council member of the American Institute of Certified Public Accountants. Ms. Lamont is also a past president of the New Jersey Society of Certified Public Accountants.

Barry J. Zadworny has been Senior Vice President of Policy and Compliance at Roma Bank since 1989. Mr. Zadworny serves as chairman of the Community Reinvestment Act committee, and is a member of the Internal Loan Review Committee, the Bank Secrecy Act Committee, the Disaster Recovery Planning Committee and the Safeguarding of Customer Information Committee of Roma Bank. He is also a member of the CRA, Compliance and Legislative Committees of the New Jersey Bankers Association, and the Independent Community Bankers of America. An ordained deacon in the Catholic Church, Mr. Zadworny was appointed by the Bishop of Trenton to the Council of Deacons, and served a two year term as the president of the Council. He also serves as an Annulment Advocate for the Diocesan Tribunal of the Diocese of Trenton. He is also a member of the Mercer County Advisory Board of Catholic Charities.

Suzette Nanovic Berrios, Esq. joined Roma Bank as Vice President, Legal in 2011 and was promoted to Senior Vice President, Legal in April 2012. Ms. Berrios has been practicing law for over 25 years, in both an in-house and private law firm setting, in the New Jersey and Philadelphia, Pennsylvania areas. From October 2009 to August 2010 she served as Senior Council at Superior Mortgage. From November 2005 to June 2009 she served as Vice President, General Counsel and Corporate Secretary of Hanover Capital Mortgage Holdings, Inc.

She had previously served as General Counsel for two publicly traded companies in different industries, including Hanover Capital Mortgage. She is a member of the New Jersey and Pennsylvania bars, as well as the New Jersey Bar Association, Pennsylvania Bar Association, and the Association of Corporate Counsel.

Meetings and Committees of the Board of Directors

The Board of Directors conducts its business through meetings of the Board and through activities of its committees. During the fiscal year ended December 31, 2012, Roma Bank’s Board of Directors met 12 times and Roma Financial’s Board of Directors met 12 times. No director attended fewer than 75% of the total meetings of the Board of Directors and committees on which he or she served during the year ended December 31, 2012. The Board maintains an Audit Committee, Compensation Committee, Nominating Committee, Internal Loan Review Committee, Strategic Planning Committee, Enterprise Risk Committee, and an Investment Committee.

The Compensation Committee currently consists of Directors Albanese, Bone, Rosen, and Siekerka. Each member of the Compensation Committee is independent in accordance with the listing standards of Nasdaq. This committee meets at least annually to review management’s recommendations for staff and management salaries and bonuses. During the year ended December 31, 2012, this committee met two times. The Compensation Committee operates under a written charter which can be found on the investor relations page of the Roma Financial web site at www.romabank.com.

The Audit Committee is comprised of Directors Rosen, DeBlasio, Bone, and Siekerka. Roma Bank’s internal auditor participates in this committee as well. He does not have a vote, but attends the meetings and reviews internal auditing matters with the Audit Committee. The Audit Committee meets quarterly, and as needed, to review internal audits and management’s audit responses. The Audit Committee makes recommendations for management action, reviews compliance issues with the compliance officer, and is responsible for engaging the external auditor. Directors Rosen and DeBlasio meet the requirements to be considered audit committee financial experts as such term is defined under the regulations of the Securities and Exchange Commission. During the year ended December 31, 2012, the Audit Committee met seven times. The Audit Committee operates under a written charter which can be located on the investor relations page of the Roma Financial web site at www.romabank.com.

Board Oversight of Risk and Board Leadership Structure

The Board of Directors as a whole is ultimately responsible for the risk management oversight of Roma Financial. It is assisted by its committees, including the Audit Committee and the Compensation Committee, whose duties are described elsewhere in this Joint Proxy Statement/Prospectus, as well as other committees, including the Enterprise Risk Management Committee, and the Internal Loan Review Committee, which is responsible for oversight of credit policies and risks. These committees regularly provide reports of their activities and conclusions to the full Board for discussion and acceptance.

Director Peter A. Inverso serves as Chief Executive Officer of Roma Financial and Director Michele N. Siekerka, Esq. serves as Chairman of the Board. The Board of Directors has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer enhances Board independence and oversight. Moreover, the separation of the Chairman of the Board and the President and Chief Executive Officer allows the President and Chief Executive Officer to better focus on his growing responsibilities of running Roma Financial, enhancing stockholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to, and independent oversight of, management.

Director Nomination Process

The Nominating Committee is composed of Directors Walsh, Bone, Albanese, Rosen and Taylor and is responsible for the annual selection of management’s nominees for election as directors. Each member of the Nominating Committee is independent in accordance with the listing standards of Nasdaq. During the year ended December 31, 2012, this committee met two times. The Committee operates under a written charter which can be found on the investor relations page of the Roma Financial web site at www.romabank.com.

The Committee’s process for identifying and evaluating nominees is to conduct a performance evaluation of directors whose terms are expiring, determine whether such person’s performance as a director warrants re-nomination and weigh the qualifications of any candidates who have been recommended to the Committee vis-à-vis each director whose term is expiring. The Committee may solicit new candidate recommendations from directors and officers. A stockholder who wishes to submit a candidate recommendation to the Committee should do so in writing, addressed to the Committee at Roma Financial’s executive offices. The timeframe for the Committee’s annual review and selection of candidates to present to the Board for approval is set forth in the Committee’s charter, as are the guidelines the Committee is directed to observe in its selection and evaluation of nominees.

The specific qualities, skills and qualifications that the Committee believes potential directors should possess include: leadership, reputation for integrity and hard work, ability to exercise independent judgment, and the willingness to disclose obligations and potential conflicts of interest. The Committee believes nominees should have a suitable educational background and it considers the extent to which the individual would bring relevant skills or experiences that are otherwise absent from the Board and the individual’s level of commitment, including his or her available time, energy, and interest. The nominating process also recognizes that Roma Financial’s independent directors should reflect diversity in the broadest sense, and they, collectively, need to bring diverse experience, oversight and expertise from outside Roma Financial and from outside of the industry. The Nominating Committee considers the skill sets and experience the independent directors add to the Board and those needed to manage risk, facilitate strategic growth and promote effective governance.

Stockholder Communications

Written communications received by Roma Financial from stockholders are shared with the full Board no later than the next regularly scheduled Board meeting. The Board encourages directors to attend annual meetings of stockholders and expects that all members of the Board will be present at the upcoming meeting. All of the members of the Board attended the 2012 Annual Meeting.

Report of the Audit Committee

For the year ended December 31, 2012, the Audit Committee: (i) reviewed and discussed Roma Financial’s audited financial statements with management, (ii) discussed with Roma Financial’s independent auditor, ParenteBeard LLC, all matters required to be discussed under Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T and (iii) received from ParenteBeard LLC the written disclosures and the letter, as required by applicable requirements of the Public Company Accounting Oversight Board, regarding the independent accountant’s communications with the Audit Committee regarding independence, and discussed with ParenteBeard LLC its independence. Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Roma Financial’s Annual Report on Form 10-K for the year ended December 31, 2012.

Audit Committee:

Dennis M. Bone

Alfred DeBlasio, Jr.

Robert H. Rosen (Chair)

Michele Siekerka

Principal Accounting Fees and Services

Effective July 30, 2002, the Exchange Act, was amended by the Sarbanes-Oxley Act of 2002 to require all auditing services and non-audit services provided by an issuer’s independent auditor to be pre-approved by the issuer’s audit committee. The Company’s Audit Committee has adopted a policy of approving all audit and non-audit services prior to the service being rendered. All of the services provided by Roma Financial’s independent auditor, ParenteBeard LLC, for 2012 and 2011 were approved by the Audit Committee prior to the service being rendered.

Audit Fees. The fees incurred by Roma Financial for audit services for the fiscal years ended December 31, 2012 and 2011 were $355,309 and $305,000, respectively. These fees include the audit of Roma Financial’s annual consolidated financial statements and the review of the consolidated financial statements included in Roma Financial’s Quarterly Reports on Form 10-Q.

Audit Related Fees. Roma Financial did not incur any fees for assurance and related services associated with the audit of the annual financial statements or the review of quarterly financial statements for the fiscal years ended December 31, 2012 and 2011.

Tax Fees. The fees incurred by Roma Financial for preparation of state and federal tax returns for the fiscal years ended December 31, 2012 and 2011 were $24,100 and $23,425, respectively.

All Other Fees. The fees incurred by Roma Financial related to XBRL for the fiscal years ended December 31, 2012 and 2011 were $33,500 and $22,000, respectively.

ROMA FINANCIAL COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

During the year ended December 31, 2012, Michele N. Siekerka, Esq. completed her first full year as Board Chair. Peter A. Inverso, President and Chief Executive Officer announced his anticipated retirement date and the Board began its search to fill that position. On December 19, 2012, Roma Financial, Roma Bank and Roma MHC entered into an Agreement and Plan of Merger with Investors Bancorp, Investors Bank and Investors MHC.

General

The purpose of this Compensation Discussion and Analysis (“Roma CD&A”) is to provide information about each material element of compensation earned by our Named Executive Officers (those officers required to be named in the Summary Compensation Table included in this Joint Proxy Statement/Prospectus) for fiscal 2012. Compensation for all Named Executive Officers of Roma Financial, including the President and Chief Executive Officer, is determined by the Compensation Committee of Roma Financial’s Board of Directors (the “Committee” or the “Compensation Committee”).

The Compensation Committee, which consists entirely of independent directors of the Board, adopted a formal charter on August 8, 2007, amended on January 16, 2013, detailing its Mission Statement and Principal Functions, Membership, and Responsibilities.

As outlined in its charter, the duties and responsibilities of the Committee include:

•

Assist the corporation in defining an executive total compensation policy that (i) supports Roma Financial’s overall business strategy and objectives, (ii) attracts and retains key executives, (iii) links total compensation with business objectives and organizational performance, and (iv) provides competitive total compensation opportunities at a reasonable cost while enhancing stockholder value.

•	Act on behalf of the Board in administering compensation plans approved by the Board and stockholders and in developing recommendations with respect to the compensation of corporate executives.

•	Evaluate annually the total compensation of corporate executives against (i) pre-established performance goals and objectives, and (ii) an appropriate peer group of similar financial organizations.

•

Review the retirement plans of the corporation and determine any differences between plan objectives, needs and current benefit levels, approve any amendments, and review the results of the retirement plan investments for compliance with organization policies, tax law, Employee Retirement Income Security Act of 1974, and the like.

•	Select and control the activities of independent compensation consultants to advise the Committee, when appropriate.

•	Review and oversee the Management Succession Program.

•	See that an appropriate training program for management and staff is developed, delivered and appropriately staffed in order to assist the individuals in performing their assigned duties.

•	Advise the Board with respect to outside directors’ compensation, as well as its components (retainers, fees, long term incentive plans, benefits, and perquisites).

•	Keep abreast of current developments in executive compensation in the financial community.

•

Review and discuss with Roma Financial’s Chief Executive Officer and Chief Financial Officer the Compensation Discussion and Analysis required in Roma Financial’s annual report or proxy statements and determine whether to recommend to the Board that the Compensation Discussion and Analysis be included in Roma Financial’s annual reports or proxy statements for the annual meetings of stockholders.

•

Provide the names of the members of the Committee, the annual Compensation Committee report for Roma Financial’s annual reports or proxy statements for the annual meeting of stockholders with respect to those matters required by Securities and Exchange Commission and appropriate regulatory bodies.

•	Determine annual retainer, meeting fees and stock awards for members of the Board and its committees.

•	Monitor compliance by directors and executive officers with Roma Financial’s stock ownership guidelines, if any.

•	Perform the responsibilities of the Committee with respect to Roma Financial’s equity program.

•	Undertake such other responsibilities as may be assigned to the Committee, from time to time, by the Board or as designated in compensation or benefit plan documents.

Peter A. Inverso, President and Chief Executive Officer, participated in determinations regarding the compensation and design of our benefit programs for all employees. However, he did not participate in setting his own compensation.

Stockholder Advisory Votes on Compensation

At the 2011 Annual Meeting of Stockholders of Roma Fianncial, the stockholders approved the advisory vote on Roma Financial’s executive compensation policies and practices as disclosed in the Roma CD&A and the proxy by more than 99% of the shares voting on the matter. In addition, the stockholders approved an advisory vote recommending that such advisory vote be taken every three years in the proxy by more than 92% of the shares voting on the matter. Roma Financial intends to follow this advisory vote on the three-year frequency of such stockholder advisory votes.

Roma Financial’s Compensation Objectives and the Focus of Its Compensation Rewards

Roma Financial’s compensation philosophy is dictated by the Compensation Committee of our Board of Directors. We believe that an appropriate compensation program should have a balance between providing rewards to executive officers while at the same time effectively controlling compensation costs. Roma Financial’s objective is to provide overall competitive pay levels in order to attract highly qualified individuals and to retain those individuals in a highly competitive marketplace for executive talent, to reward executive officers for superior performance and incent them to perform in a manner that maximizes our corporate performance and enhances long-term stockholder value. Accordingly, our intent is to structure our executive compensation with a focus on a pay-for-performance approach and to offer executive compensation programs that align each individual’s financial incentives with our strategic direction and corporate values.

Roma Financial’s view our executive compensation as having the following key elements:

•	a current cash compensation program consisting of salary and cash bonus incentives;

•	long-term equity incentives reflected in awards under its Roma Financial Corporation 2008 Equity Incentive Plan and previously adopted Phantom Stock Appreciation Rights Plan;

•	Roma Financial’s tax qualified retirement programs (pension, 401(k) plan and employee stock ownership plan), and;

•	other executive retirement benefits and perquisites.

These programs have as their objective to provide our senior officers with overall compensation that is competitive with comparable financial institutions, aligns individual performance with our business objectives, and aligns senior officer long-term interests with those of Roma Financial’s stockholders.

Comparative Market Data

Roma Financial annually reviews its mix of short term performance incentives and longer term incentives, and compare them to market competitive levels of compensation and benefits. We do not have set percentages of short term versus long term incentives, nor do we currently have a specific marketplace percentile positioning that must be attained for executive compensation. Instead, we look to provide a reasonable balance of those incentives, consistent with competitive standards obtained from available market studies and data obtained of peer institutions.

The primary data sources used in setting competitive market levels for executive officer pay are the information contained in survey studies and publicly disclosed data by other comparable community banks. These comparable companies are reviewed annually and may change from year-to-year. These companies, which have been carefully reviewed and considered by the Compensation Committee, include community banks of similar size and business strategy located in our geographic region. The Compensation Committee reviews such data collected in order to determine market competitive levels of compensation, as well as to review internal pay levels within the executive group. The Compensation Committee makes decisions regarding each individual executive’s target total compensation opportunity with consideration of the goal of motivating and retaining an experienced and effective management team.

In May 2012, a compensation study covering our senior officers, vice presidents and above, as well as our non-employee directors, was performed by GK Partners, an independent compensation consulting firm hired by our Compensation Committee. GK Partners is independent under the Nasdaq listing standards and Securities and Exchange Commission Rule 10C-1. GK Partners does not perform any other services for the Compensation Committee, Roma Bank or Roma Financial. The comparative group of companies reviewed in 2012 consisted of fifteen other publicly traded financial institutions ranging in asset size from $1.1 billion to $4.0 billion. The peer group averaged $2.1 billion in assets, versus our size, at the time, of approximately $1.9 billion in assets. Each peer group financial institution was selected because of its size and similarity in operations, as well as general geographic proximity to us. The fifteen financial institutions that comprised the 2012 study peer group were from the states of New Jersey, Pennsylvania, and New York. The peer group included: Bryn Mawr Bank Corp.; Cape Bancorp, Inc.; Center Bancorp, Inc.; Clifton Savings Bancorp, Inc.; Dime Community Bancorp, Inc.; First of Long Island Corp.; Fox Chase Bancorp, Inc.; Hudson Valley Holding Corp.; Kearny Financial Corp.; Lakeland Bancorp, Inc.; Northfield Bancorp, Inc.; OceanFirst Financial Corp.; Oritani Financial Corp.; Peapack-Gladstone Financial Corp.; and, Suffolk Bancorp, Inc.

In the 2012 study, we compared our compensation programs to industry available databases and to the above mentioned updated peer group. Our independent compensation consulting firm, GK Partners, performed the following:

•	Gathered data from banking industry and proprietary compensation databases based upon company size and scope.

•	Determined an appropriate peer group of financial institutions based upon similar size, operations and geography.

•	Developed data points at the average and median for salary and total cash compensation comparisons and reviewed equity grants for peer institutions.

•	Compared our compensation levels to the “market” data points and determined our relative positioning for competitiveness as to salary, total cash compensation and non-cash compensation.

•	Evaluated other compensation components, including executive benefits as compared to competitive standards.

In the evaluation process, the salary, total cash and equity compensation of our executive officers were compared to corresponding data points of the peer group as well as data available from proprietary compensation databases. “Market” cash compensation was determined by reviewing the average and median cash compensation within the peer group data.

Although we gain considerable knowledge about the competitiveness of our compensation programs through the comparative process and by conducting periodic studies, we recognize that each financial institution is unique and that significant differences exist between institutions in regard to executive compensation practices.

We believe that the aggregate of the executive compensation programs that we provide will fulfill our objectives of providing a competitive level of compensation and benefits in order to attract and retain key executives. We also believe that our current executive compensation program rewards performance and promotes our objectives to achieve profitability and growth while, at the same time, mitigating risk in the cash incentive compensation plan through diversity in the number, type and weight of performance measures, as well as limiting maximum incentive payouts at 140% of each performance target and limiting the overall target percentage of incentive compensation as a percentage of salary with a limitation of 140% of target, thereby, allowing us to also maintain controls over our compensation costs.

Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for Roma Financial and our stockholders. Our objective is to provide cash compensation in the form of base salary to meet competitive salary norms and to incentivize and reward superior performance on an annual basis against specific short term goals through our cash incentive compensation plan. Our intent is to provide long-term equity value that rewards efforts to increase long-term shareholder value.

Specific Elements of Our Compensation Program

We have described below the specific elements of our compensation program for executive officers.

Salary. Consolidation continues within the banking industry, and recent experience continues to demonstrate that there remains a limited supply of qualified experienced executives and other officers, particularly in a number of specialized areas. We believe that it is important that we retain a competitive salary structure in order to retain our existing qualified officers and to maintain a base pay structure consistent with the structures utilized for the compensation of similarly situated executives in the industry and at similarly size institutions. During 2007 and 2008, we established structured salary ranges and guidelines for our executive officers as well as for our other officers and employees. It will be reviewed periodically, in the future, based upon industry standards developed through studies by independent compensation consulting firms engaged by our Compensation Committee for that purpose. A key objective of our salary structure is to maintain reasonable “fixed” compensation costs by targeting base salaries within a competitive range, taking into account performance as well as experience. Salary increases for the Named Executive Officers were considered in November of 2011 and in early 2012, with the help of GK Partners. Salaries for the Named Executive Officers were increased in 2012 based on that review between 0% and 40 % to bring salaries into the competitive range. No increases for the Named Executive Officers were given in 2013.

Short-Term Incentive Compensation. We maintain an annual cash incentive compensation plan which incorporates a strong pay-for-performance orientation. In 2007, Roma Financial began a transition to the restructured cash incentive program which was fully operative in 2008. We also revised and formalized our performance objective setting and performance evaluation process throughout Roma Financial in order to support this increased emphasis on “pay for performance.”

Individual performance goals under our 2012 cash incentive program varied by officer job level and function and were based upon our tactical and strategic objectives. The extent to which we achieved our corporate goals and financial results versus budgeted goals were factors considered in the corporate performance portion of our cash incentive plan.

The Compensation Committee reviews in detail the design of each year’s cash incentive compensation plan including the desired performance outputs and the program factors that will impact total bonus payouts. The

Compensation Committee reviews the various performance factors, the weighting of various factors, and the potential impact and the possible risks to Roma Financial of incenting performance in the various factors selected under the plan to be certain that the plan’s design and its performance components are consistent with Roma Financial’s risk tolerance and internal lending policies.

The Roma Bank Cash Incentive Compensation Plan is an integral part of officer cash compensation for Branch Managers and above. It is designed to promote the Board’s performance strategy and to drive Roma Bank’s business plan on a structured basis for the eligible officers, to reinforce a common focus among eligible officers on Roma Bank’s continued need for maximum profitability, efficiency and growth, consistent with risk tolerance, and to reinforce the concept of “team” and overall results, as well as individual performance and results. The cash incentive compensation plan employs targeted awards as a percentage of base salary, determined by a competitive analysis previously performed by our independent compensation consultant, GK Partners. The target cash incentive awards for 2012 were as follows: President & CEO 40% of salary; Executive Vice President 30% of salary; Senior Vice Presidents 20% of salary; and other lesser job titles are similarly structured with a lesser targeted percentage of salary. Awards under the cash incentive pool are achieved through attainment of profitability targets and other key objectives as ratified annually by the Board of Directors and as developed each year in Roma Bank’s budget, and by Roma Bank’s performance in several key financial measures, as ratified each year by the Board of Directors, compared to the performance of a group of peer institutions. A discretionary portion of the targeted cash incentive award, 40% for the CEO, 30% for the Executive Vice President and 20% for Senior Vice Presidents, and a lesser percentage for lesser job titles, is based on individual and business group performance.

The peer groups used to compare Roma Financial’s financial performance metrics for the 2012 cash incentive awards was based upon peer institutions determined by management, and consisted of sixteen banks of similar size to Roma Bank. The banks included in the peer group were from the states of New Jersey, New York, Pennsylvania, Massachusetts, New Hampshire, and Maine. Each peer group financial institution was selected because of its asset size and similarities to Roma Bank including number of branches and employees.

The sixteen financial institutions comprising the 2012 peer group were: Cape Bank, Carver Federal Savings Bank, Clifton Savings Bank, ESSA Bank & Trust, Fox Chase Bank, Haven Savings Bank, Lake Sunapee Bank, fsb, Legacy Bank, Mascoma Savings Bank, Maspeth Federal Savings Bank, Oritani Savings Bank, Patriot National Bank, Savings Bank of Maine, United Bank, Unity Bank and Westfield Bank. The same peer group was used in 2011.

For the 2012 Cash Incentive Compensation Plan, Roma Bank’s total entity results component consisted of performance versus budget in: net income, commercial loan originations, residential loan originations, and core deposit growth, and year to year improvement in: non-performing loans to total loans, return on average equity, and the ratio of loans to assets. Each of these factors varied in their weighting from 3.33% to 60% of the aggregate weighting of 75%. The Roma Bank results versus peer group results component was weighted in aggregate in 2012 at 25%, with each component weighted 50.0% of that total. Those components measured included: return on average assets and efficiency ratio. Bank results versus Peer Bank results were measured based upon a twelve month trailing average ending September 30, 2012. Consistent with Roma Financial’s risk policy, each individual component factor being measured under the Cash Incentive Compensation Plan in 2011 was subject to a 140% maximum so that the maximum bonus award applicable to the President and CEO, for example, having a target bonus of 50% of base salary in 2012, was limited to 70% of base salary. The other Named Executive Officers have a targeted bonus of 35% for the Executive Vice President, and 20% for the Chief Financial Officer and Senior Vice Presidents, which was maximized at 49% and 28% respectively. The components measuring Roma Bank’s 2012 results versus 2012 budget were measured as of December 31, 2012, with the cash incentive amounts paid in February 2013.

Under the Cash Incentive Compensation Plan for 2012, bonuses were paid to the Named Executive Officers which ranged from 3.6% to 18.9% of base salary. For all Senior Vice Presidents and above, including our

President and Chief Executive Officer, their 2012 cash incentive amount was based totally upon attainment of the above described consolidated result goals, versus budget, as well as Roma Bank results versus the Peer Group Banks.

Long-Term Incentive Compensation.

Equity Incentive Plan (“Plan”). Roma Financial maintains the 2008 Equity Incentive Plan. The purpose of the Plan is to provide incentives and rewards to selected officers, employees and directors who contribute to the long-term success and growth of Roma Financial, and to assist Roma Financial in attracting and retaining selected officers, employees and directors with necessary experience and the ability required to aid Roma Financial in increasing the long term value of Roma Financial for the benefit of its stockholders.

Under the Plan, awards may consist of Incentive Stock Options, Non-Statutory Stock Options or Restricted Stock Awards. Through the practice of awarding nonvested equity shares, with vesting over a period of years, this element of the compensation program promotes and rewards a Plan participant’s tenure with Roma Financial, as well as the participant’s role in Roma Financial’s long term growth and long term financial performance.

The Compensation Committee reviewed in detail the design of the awards in aggregate, by category of job position and by individual award to be sure the plan design, components, and awards were consistent with Roma Financial’s risk tolerance and impact tolerance on current and future earnings, as well as consistent with customary practices.

The types and amounts of awards for each participant were based upon recommendations made by our then consultant firm, IFM Group, Inc., taking into effect reward practices in similar size institutions. The 2008 awards were made to officers at the rank of Branch Manager and above, as well as to directors. These awards vest at 20% per year over five years, commencing on the first anniversary date of the award. Information concerning the 2008 awards to certain Named Executive Officers is set forth in the Outstanding Equity Awards At Fiscal Year End table. No additional awards were made in 2012, 2010 and 2009. In 2011, the following restricted stock awards were granted to the Named Executive Officers: 5,708 shares to Mr. Inverso; and, 2,854 shares each to Mr. Pericoloso and Ms. Lamont. The awards vest at 20% per year for five years, commencing on the first anniversary date of the award.

Stock Appreciation Rights Plan. No awards were made since 2007 under Roma Bank’s Phantom Stock Appreciation Rights Plan, which was effective November 1, 2002, to reward executive officers, key management and the Board of Directors for achieving strategic goals of Roma Bank. Under that plan, the future value of units awarded to plan participants is based upon the accumulation of future consolidated retained earnings of Roma Bank. As of the date of such award on November 1, 2002, such units had no value. The future value of these units will be based upon the increase in consolidated retained earnings of Roma Bank as of each December 31. Expenses accrued for the increases in the future value of units awarded reduce Roma Bank’s future earnings. There are no thresholds or target payouts set under the plan. The plan expired on December 31, 2009.

The units under that plan were awarded to executive officers, key management, and directors of Roma Bank as of November 1, 2002 and in subsequent years. Directors of Roma Bank received 24.8% of such units in the aggregate. Messrs. Inverso, Pericoloso, Lamont, and Zadworny were awarded 16.3%, 16.3%, 4.6%, 5.0% and 5.0% of the units, respectively. Ms. Berrios did not participate in the plan. Such units are earned and non-forfeitable after participants have completed 10 years of service with Roma Bank at a rate of 10% per year, or 100% at age 65, whichever is earlier. Distributions of benefits under the plan will be made following retirement, termination of service, death or a change in control of Roma Bank. The benefit paid to a plan participant will be the accumulated value of his or her units determined by the growth in Roma Bank’s consolidated retained earnings between November 1, 2002 and the time of distribution of the benefit to a plan participant.

Retirement and Income Security Programs. Our retirement programs consist of a tax-qualified defined pension benefit plan, a 401(k) plan with a Company matching contribution and our employee stock ownership plan. In addition, we maintain a supplemental retirement program for certain Named Executive Officers.

Defined Benefit Retirement Plan. The Bank maintains a tax-qualified noncontributory defined benefit plan (“Retirement Plan”) for employees. All employees who have worked for a period of one year and who have been credited with 1,000 or more hours of employment during the year are eligible to accrue benefits under the Retirement Plan. At the normal retirement age of 65, the plan is designed to provide a single life annuity with no ancillary benefits. For a married participant, the normal form of benefit is an actuarially reduced survivor annuity where, upon the participant’s death, the participant’s spouse is entitled to receive a benefit equal to 50% of the amount paid during the participant’s lifetime. The joint and survivor annuity will be actuarially equivalent to the single life annuity.

The annual retirement benefit provided is an amount equal to the sum of (a) 1.3% of a participant’s average annual earnings not in excess of “Covered Compensation” and (b) 1.93% of a participant’s average annual earnings in excess of Covered Compensation, multiplied by the participant’s years of credited service to the normal retirement date (not to exceed 30 years). Covered Compensation is defined as the average (without indexing) of the Social Security Taxable Wage Base ($110,000 for 2012, and $106,800 for 2011) in effect at the beginning of each calendar year during the 35 year period ending with the calendar year in which the participant attains Social Security Retirement Age (without regard to any age increase factors under the Social Security Act). Average annual earnings is defined as the average annual total compensation of the 60 consecutive calendar months preceding termination of service. Retirement benefits are also payable upon retirement due to early and late retirement, disability or death. A reduced benefit is payable upon early retirement at or after age 55 and the completion of 5 years of service with Roma Bank. Upon termination of employment other than as specified above, a participant who has a vested benefit under the Retirement Plan is eligible to receive his or her accrued benefit reduced for early retirement, if applicable, or a deferred retirement benefit commencing on such participant’s normal retirement date. Benefits are payable in various annuity forms.

401(k) Savings Plan. The Bank maintains the Roma Bank 401(k) Savings Plan, a tax-qualified defined contribution plan, for substantially all salaried employees of Roma Bank who have completed a year of eligible service (as defined under the plan) and attained age 21. Eligible employees may contribute an amount from 1% to 25% of their salary to the plan on a pre-tax basis, subject to the limitations imposed by the Internal Revenue Code. For 2012, the contribution limit was $17,000 except participants over age 50 may contribute an additional $5,500 per year. Under the plan, Roma Bank makes a matching contribution equal to 50% of the first 6.0% of compensation deferred by a participant. The plan has an individual account for each participant’s contributions and allows each participant to direct the investment of his or her account into various investment funds.

Employee Stock Ownership Plan. As part of our stock offering during 2006, we established the Roma ESOP. The plan purchased 811,750 shares of the Roma Financial common stock as part of the offering for a total of $8,117,500, with funds borrowed from Roma Financial. The stock acquisition loan will be repaid by the plan over a period of approximately 15 years based upon anticipated contributions from Roma Bank necessary to meet the loan principal and interest obligations of the plan. During the repayment period of the loan, it is anticipated that approximately 54,000 shares of Roma Financial stock will be allocated annually to employee participant accounts as a supplement to their retirement program. The employee stock ownership plan will serve to permit all employees of Roma Financial and Roma Bank to become long term stockholders of Roma Financial, thereby aligning the employees’ interest with the interests of Roma Financial’s stockholders. For the year ended December 31, 2012, Roma ESOP awards to the Named Executive Officers were as follows: Inverso—1,518.12 shares; Pericoloso—1,303.13 shares; Lamont—1,162.85 shares, and Zadworny—938.02 shares. Ms. Berrios was not eligible to participate in the Plan in 2012. The shares allocated to the officers above represented 9.09% of the 54,116 shares allocated in 2012.

Supplemental Executive Retirement Agreements. Roma Bank has entered into supplemental executive retirement agreements with Named Executive Officers Inverso and Zadworny. The supplemental executive retirement agreements provide benefits at normal retirement age of 69 for Mr. Inverso and 65 for Mr. Zadworny. However, the plan provides for payments to begin at the later of normal retirement age or the date the individual is no longer employed by Roma Bank. Details of the values of these retirement benefits may be found in the footnotes and narratives to the Summary Compensation Table and in the narratives accompanying the Pension Benefits Table and the Nonqualified Deferred Compensation Table.

Employment Agreements. On February 20, 2009, the Board of Directors of Roma Financial approved the terms of an employment agreement with Peter A. Inverso, President and Chief Executive Officer, effective as of March 1, 2009. This Agreement was amended in July 2012 when Roma Financial, Roma Bank and Mr. Inverso executed an addendum to his employment agreement. Mr. Inverso’s agreement provided for an initial term of 36 months. The agreement also provides that on the first day of each calendar quarter after the anniversary date, the term shall be renewed for an additional three years, unless written notice of non-renewal is provided to the officer at least 90 days prior to any such anniversary date. The addendum provides for the term of the employment agreement to end on December 31, 2013, and a base salary of $344,000. Mr. Inverso’s agreement provides that the individual’s base salary will be reviewed at least annually by a committee designated by the Board and may be increased but not decreased. Mr. Inverso is also entitled to receive such benefits as are uniformly provided to permanent full-time employees. He shall also be provided with such other benefits, arrangements and perquisites substantially similar to those provided immediately prior to the date of the agreement and shall be entitled to incentive compensation and bonuses as provided in any plan in which the individual is eligible to participate.

In the event the officer terminates his employment due to a disability, he shall be entitled to continue to receive his base salary for the greater of the remaining term of the agreement or one year. The addendum provides that if Mr. Inverso terminates employment prior to December 31, 2013; at the request of Roma Bank or Roma Financial, he shall nevertheless be entitled to continue receiving his compensation and benefits through December 31, 2013, his estate shall be entitled to receive a payment equal to his base salary for the balance of the term of the employment agreement, as well as the pro rata cash incentive plan award for the period of service prior to Mr. Inverso’s death.

Effective January 1, 2010, Roma Financial entered into employment agreements with Sharon L. Lamont, Chief Financial Officer and Keith Pericoloso, Executive Vice President. Each of these agreements provides for an initial term of 12 months. Each agreement also provides that on each annual anniversary date of the effective date of the agreements (the “Anniversary Date”), the term shall be renewed for an additional unspecified period of time beyond the then effective expiration upon a determination and resolution of the Board of Directors that the performance of the respective executive has met the requirements and standards of the Board of Directors. Ms. Lamont’s agreement provides that she will receive an initial base salary of $210,000 per year; and Mr. Pericoloso’s provides for an initial base salary of $228,000 per year. Both agreements also provide that the individual’s base salary will be reviewed at least annually by the Board and may be increased but not decreased. Each officer is also entitled to participate in other benefit programs provided to other employees. Each officer shall also be provided with such other benefits, arrangements and perquisites provided to other senior management and shall be entitled to participate in incentive compensation and bonus plans covering all senior management of Roma Bank.

In the event the officer terminates his or her employment due to a disability, he or she shall be entitled to continue to receive his or her base salary for the lesser of the remaining term of the agreement or one year. In the event of death, the executive’s estate shall be entitled to receive a payment equal to his base salary through the last day of the calendar month in which the death occurred. In the event an officer’s employment is terminated without cause, the officer will be entitled to receive his or her compensation due and the cost of obtaining all health, life disability and benefits substantially equal to those the officer was eligible to participate in through the remaining term of the agreement. In the event an officer is involuntarily terminated during the term of the employment agreement within 12 months following any “Change in Control” (as defined in the agreement) of Roma Bank or its parent, absent cause, the officer shall be entitled to receive a payment equal to two times the total compensation paid to that officer or accrued by Roma Bank with respect to the officer for the most recently completed calendar year ending on or prior to such date of termination, not to exceed the tax deductible limitations under Section 280G under the Internal Revenue Code. The officer may also voluntarily terminate employment in connection with a Change in Control and be entitled to receive such payment within 12 months following a Change in Control if a “Good Reason” exists. Under the agreements, a “Good Reason” will exist if, without the officer’s express written consent, Roma Bank materially breaches any of its obligations under the agreements. Without limitation, a material breach will be deemed to occur upon the occurrence of any of the following: (i) a material diminution in the officer’s base salary; (ii) a material diminution in the officer’s authority, duties or responsibilities; (iii) a material diminution in the budget over which the officer retains authority; (iv) a material change in the geographic location of the officer’s office location; or (v) any other action or inaction that constitutes a material breach by Roma Bank of the employment agreement.

Compliance with Sections 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code denies a deduction to any publicly held corporation for compensation paid to certain “covered employees” in a taxable year to the extent that compensation exceeds $1,000,000 for a covered employee. Since we retain discretion over bonuses under our cash incentive plan, those bonuses will not qualify for the exemption for performance-based compensation. The Compensation Committee intends to provide executive compensation in a manner that will be fully deductible for federal income tax purposes, so long as that objective is consistent with overall business and compensation objectives. However, we reserve the right to use our judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate and in the best interests of our stockholders, after taking into consideration changing business conditions or the executive officer’s performance.

Compensation Committee Report

The Compensation Committee considered and discussed the Compensation Discussion and Analysis (Roma CD&A) with executive management and gave its recommendation to the Board of Directors that the Roma CD&A be included in Form 10-K for the year ended December 31, 2012.

Compensation Committee: Dennis Bone, Committee Chairman, Robert H. Rosen and Michele N. Siekerka.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or formerly was an officer or employee of Roma Financial. During 2012, none of our executive officers served on the Compensation Committee (or equivalent), or the board of directors, of another entity whose executive officer or officers served on our Compensation Committee or Board.

Relationship with Compensation Consultant

In November 2010, the Compensation Committee retained GK Partners as the consultant for compensation-related matters. For the years ended December 31, 2012 and 2011, GK Partners was paid $36,225 and $24,200, respectively. GK Partners does not provide any other services for Roma Financial or Roma Bank and is independent under Nasdaq listing standards and Securities and Exchange Commission Rule 10C-1.

Assessment of Risks Related to Roma Financial’s Compensation Policies

We believe Roma Financial’s compensation programs for its employees are not reasonably likely to have a material adverse impact on Roma Financial.

The Compensation Policy of Roma Financial is established by the compensation committee of the Board and follows a design philosophy of providing performance incentives on both a short term and longer term basis, while at the same time remaining consistent with Roma Financial’s risk tolerance and Board philosophy of mitigating risk, consistent with any changes in Roma Financial’s risk profile. The risk assessment and risk mitigation process consists of the committee annually reviewing the design of the short term cash incentive plan and modeling the effect on all plan participants in terms of payout if all measures are achieved to the maximum, target and minimum.

Roma Financial further believes it mitigates risk, by having a balanced pay mix which balances the short term cash incentive plan objectives with longer term objectives, through the practice of awarding equity shares and vesting them over a period of years, thereby promoting and rewarding a plan participant’s tenure with Roma Financial as well as the participant’s role in Roma Financial’s long term growth and long term financial performance.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to, or earned by, Roma Financial’s principal executive officer, principal financial officer and the top three other executive officers of Roma Financial during the last fiscal year.

	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value And Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Peter A. Inverso President and Chief Executive Officer	2012	$344,000	$41,280	$—	$—	$34,508	$104,974	$45,361	$570,123
	2011	$344,000	$68,800	$50,000	$—	$110,241	$76,005	$36,831	$685,877
	2010	$335,600	$25,000	$—	$—	$131,003	$51,414	$38,033	$581,050

C. Keith Pericoloso Executive Vice President	2012	$228,000	$22,344	$—	$—	$25,875	$117,931	$25,632	$419,782
	2011	$188,000	$13,160	$25,000	$—	$50,642	$225,703	$18,738	$521,243
	2010	$163,500	$10,000	$—	$—	$47,330	$127,640	$18,280	$366,750

Sharon Lamont Chief Financial Officer	2012	$210,000	$16,800	$—	$—	$9,444	$92,377	$27,158	$355,799
	2011	$205,000	$16,400	$25,000	$—	$30,810	$91,816	$21,247	$390,273
	2010	$195,000	$23,100	$—	$—	$26,773	$66,869	$21,080	$332,822

Barry J. Zadworny Senior Vice President	2012	$140,000	$1,120	$—	$—	$7,824	$90,607	$21,727	$261,278
	2011	$137,500	$1,100	$—	$—	$24,227	$117,953	$19,100	$299,800
	2010	$135,000	$1,080	$—	$—	$20,462	$83,968	$19,326	$259,836

Suzette Nanovic Berrios Senior Vice President	2012	$152,062	$9,270	$—	$—	$4,264	$16,871	$2,618	$185,085
	2011	$59,712	$1,000	$5,002	$—	$—	$—	$109	$65,823

In the table above:

•	The 2012 bonus amounts in column (b) were based on the cash incentive plan implemented in 2008 and were paid in February 2013 based on 2012 results:

Named Executive Officers	Total
Peter A. Inverso	$41,280
C. Keith Pericoloso	$22,344
Sharon L. Lamont	$16,800
Barry J. Zadworny	$1,120
Suzette Nanovic Berrios	$9,270

•

The amount shown in columns (c) and (d) reflect the grant date fair value for the awards as calculated in accordance with Financial Accounting Standards Board Topic 718. Assumptions used in determining the fair values of the restricted stock awards are set forth in Note 20 “Benefit Plans” of Roma Financial’s financial statements included in its Annual Report on Form 10-K for fiscal year ended December 31, 2012.

•

When we refer to non-equity incentive plan compensation in column (e) above, we are referring to both the increase in the value of awards made under the Phantom Stock Appreciation Rights Plan implemented in 2002 and non-equity incentive portion of the awards made under Roma Financial’s non-equity incentive plan implemented in 2007 as part of our Cash Incentive Compensation Plan which includes the Named Executive

Officers. That plan, as explained elsewhere in the section entitled “Compensation Discussion and Analysis—Specific Elements of Our Compensation Program”, is comprised of two components: (1) a “non-equity incentive” component based upon performance metrics that are established at the beginning of the year, and (2) a discretionary bonus portion determined at the end of the performance year based upon individual performance. The breakdown between the non-equity portion of the award and the phantom stock award’s increase in value in 2012, 2011 and 2010 is as follows:

Officer	Non-Equity Incentive Plan	Phantom Stock Plan
Inverso	2012: $ 23,736	2012: $10,772
	2011: $ 78,463	2011: $31,778
	2010: $113,768	2010: $17,233

Pericoloso	2012: $ 14,683	2012: $11,192

	2011: $ 40,022	2011: $10,620

	2010: $ 41,570	2010: $ 5,760

Lamont	2012: $ 5,796	2012: $ 3,648
	2011: $18,703	2011: $12,107
	2010: $19,832	2010: $ 6,941

Zadworny	2012: $ 3,864	2012: $ 3,960

	2011: $12,545	2011: $11,682

	2010: $ 6,814	2010: $ 6,732

Berrios	2012: $ 4,264	2012: $ —
	2011: $ —	2011: $ —

•	The breakdown between the actual awards and the components under which the awards were granted was as follows for 2012:

NEO	Non-Equity Component	Discretionary	Total
Peter Inverso	$23,736	$41,280	$65,016
C. Keith Pericoloso	14,683	22,344	37,027
Sharon Lamont	5,796	16,800	22,596
Barry J. Zadworny	3,864	1,120	4,984
Suzette Berrios	4,264	9,270	13,535

•	Non-Equity Incentive Component

For the non-equity component, 75% of the awards were determined based upon Roma Financial’s actual performance as compared to budgeted performance for certain metrics, with the remaining 25% to be determined based upon Roma Financial’s actual performance as compared to its peer group. The targeted awards as a percentage of salary were 50% for the CEO, 35% for the Executive Vice President, and 20% for the other Named Executive Officers, with a maximum payout of 140% of target award. For 2011 and 2010, RomAsia Bank was included in Roma Financial result versus budget for the CEO, Executive Vice President, and other Named Executive officers. Overall, as detailed below, for the Named Executive Officers, the consolidated Company achieved 23.00% of its targeted performance. This percentage was then applied to the targeted awards as a percentage of salary for each Named Executive Officers to calculate the non-equity incentive plan component.

•	Company Performance

The table below sets forth the consolidated performance metrics established by Roma Financial at the beginning of the period, actual results as compared to these metrics and the respective weighting of each metric in determining the overall weighting of Roma Financial’s performance.

Company Performance

Achievement of Budget—70% Minimum Achievement of Goal Required, Maximum 140% Credit

Metric	Budget	Actual ($)	Actual (%)	Metric Weight	Result %
	(Dollars in Thousands)
Net Income	$8,170	$2,546	31.16%	60.00%	0.00%
Res. Loan Growth	$233,000	$279,146	119.81	10.00	11.98
Comm. Loan Growth	$210,000	$108,195	51.52	10.00	0.00
Core Deposit Growth	10.00%	6.11%	61.10	10.00	0.00

Year to Year Improvement 70% Minimum Achievement of Goal Required, Maximum 140% Credit

Metric	2011	2012	% of Target	Metric Weight	Result %
NPLs/Total Loans	4.65%	4.75%	97.89	3.34%	3.27%
ROE	3.25	1.11	50.77	3.33	0.00
Net Loans/Assets	52.10	58.69	112.65	3.33	3.75
Total				100.00%
Total Company Performance					19.00%

•	Peer Group Comparison (Roma Bank only) (Trailing 12 months as of 9-30-12)

Metric	Peers	Company	Quartile Weighting	Metric Weight	Result %

ROA	0.54%	0.19%	4th	50.00%	0.00%
Efficiency Ratio	73.12	79.63	3rd	50.00	35.00%
Total Peer Group Comparison					35.00%

•	Overall Non-Equity Incentive Plan Component

75% of Company Performance Percentage	14.25%
25% of Peer Group Comparison Percentage	8.75%
Grand Total Percentage	23.00%

Discretionary Component

•

Targeted discretionary bonuses were 20% for the CEO, 7% for the EVP, and 8% for the other Named Executive Officers of their respective salary. Targeted and actual discretionary bonuses (component 2) for the Named Executive officers were as follows:

NEO	Target ($)	Actual ($)	Actual (% of Target)
Peter Inverso	$68,800	$41,280	60.00%
C. Keith Pericoloso	$15,960	$22,344	140.00%
Sharon Lamont	$16,800	$16,800	100.00%
Barry J. Zadworny	$11,200	$1,120	10.00%
Suzette Berrios	$12,360	$9,270	75.00%

When we refer to changes in pension values in column (f) above, we are referring to the aggregate change in the present value of the Named Executive Officer’s accumulated benefit under all defined benefit and actuarial plans from the measurement date used for preparing our 2010, 2011 and 2012 year-end financial statements from the measurement date used for preparing our 2009, 2010 and 2011 year-end financial statements. For Mr. Inverso, the change in value under the Roma Bank Defined Benefit Pension Plan (the “Retirement Plan”) and the Supplemental Executive Retirement Plan was $62,975 and $38,999 respectively, for 2012; $76,005 and $0.0, respectively, for 2011, and $51,413 and $0.0, respectively, for 2010. Ms. Lamont does not participate in the Supplemental Executive Retirement Plan. Ms. Lamont’s change in value under the Retirement Plan was $92,377, $91,816 and $66,869, respectively, for 2012, 2011 and 2010. Mr. Pericoloso does not participate in the Supplemental Executive Retirement Plan. The change in value under the Retirement Plan for Mr. Pericoloso was $117,931, $225,703 and $127,640, respectively, for 2012, 2011 and 2010. For Mr. Zadworny, the change in value under the Retirement Plan and the Supplemental Executive Retirement Plan was $90,607 and $0.0, respectively, for 2012; $117,953 and $0.0, respectively, for 2011, and $51,413 and $0.00, respectively, for 2010. For Ms. Berrios the change in value under the Retirement Plan for 2012 was $16,871. Ms. Berrios does not participate in the Supplemental Executive Retirement Plan and was not eligible for the Retirement Plan in 2011.

•	“All Other Compensation” in column (g) above includes the following:

•

for Mr. Inverso in 2012: $12,087 of life and disability insurance premiums; 1,518.124 shares under the Roma Bank Employee Stock Ownership Plan (valued at $22,954 based on an closing stock price of $15.12 per share) and $10,320 representing matching payments we made under our 401(k) plan.

•

for Mr. Pericoloso in 2012: $1,369 of life and disability insurance premiums; 1,303.131 shares under the Roma Bank Employee Stock Ownership Plan (valued at $19,703 based on an closing stock price of $15.12 per share) and $4,560 representing matching payments we made under our 401(k) plan.

•

for Ms. Lamont in 2012: $3,293 of life and disability insurance premiums; 1,162.855 shares under the Roma Bank Employee Stock Ownership Plan (valued at $17,582 based on an closing stock price of $15.12 per share) and $6,283 representing matching payments we made under our 401(k) plan.

•

for Mr. Zadworny in 2012: $4,051 of life and disability insurance premiums; 938.021 shares under the Roma Bank Employee Stock Ownership Plan (valued at $14,183 based on an closing stock price of $15.12 per share) and $3,493 representing matching payments we made under our 401(k) plan.

•	for Ms. Berrios in 2012: $657 of life and disability insurance premiums; and $1,961 representing matching payments we made under our 401(k) plan.

Grants of Plan-Based Awards

The Named Executive Officers were not granted any restricted stock awards or options in 2012.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding options held by the Named Executive Officers as of December 31, 2012. There were no outstanding awards under any equity incentive plan at December 31, 2012.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested (2)
Peter A. Inverso	92,800	23,200	$13.67	06/25/19	13,766	$208,142
C. Keith Pericoloso	30,400	7,600	$13.67	06/25/19	4,283	$64,759
Sharon Lamont	30,400	7,600	$13.67	06/25/19	4,283	$64,759
Barry J. Zadworny	30,400	7,600	$13.67	06/25/19	2,000	$30,240
Suzette Nanovic Berrios	—	—	—	—	456	$6,895

(1)	Such awards (with the exception of the award to Ms. Berrios) were made on June 25, 2008 and vest at the rate of 20% per year, beginning on the one-year anniversary of the date of the award. Ms. Berrios was granted 571 shares of restricted stock on November 16, 2011. Such award vests at the rate of 20% per year, beginning on the first anniversary of the date of the award.
(2)	The market value is calculated using the closing market price of Roma Financial common stock as of December 31, 2012 of $15.12.

Option Exercises and Stock Vested

The following table provides information regarding option exercises and vesting of restricted stock held by the Named Executive Officers for the year ended December 31, 2012.

	Option Awards		Stock Awards
Name	Number of Shares Acquired Upon Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
Peter A. Inverso	—	$—	10,342	$89,829
C. Keith Pericoloso	—	$—	2,571	$22,216
Sharon Lamont	—	$—	2,571	$22,216
Barry J. Zadworny	—	$—	2,000	$17,460
Suzette Nanovic Berrios	—	$—	115	$1,012

(1)	Value Realized is calculated as the difference between the market price of the Roma Financial common stock at exercise and exercise or base price of the option on an aggregate basis.
(2)	Value Realized is calculated as equal to the number of shares that have vested multiplied by the market value of the Roma Financial common stock on the vesting date.

Pension Benefits

The following table sets forth, for each of the Named Executive Officers, information regarding the benefits payable under each of our plans that provides for payments or other benefits at, following, or in connection with such Named Executive Officer’s retirement. Those plans are summarized below in the following table. The following table does not provide information regarding tax-qualified defined contribution plans or nonqualified defined contribution plans.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Peter A. Inverso	Roma Bank Pension Plan Trust	12	$537,365	$—
	Roma Bank SERP		$453,854	$—

C. Keith Pericoloso	Roma Bank Pension Plan Trust	32	$693,341	$—

Sharon Lamont	Roma Bank Pension Plan Trust	7	$382,174	$—

Barry J. Zadworny	Roma Bank Pension Plan Trust	24	$810,216	$—
	Roma Bank SERP		$179,770	$—

Suzette Berrios	Roma Bank Pension Plan Trust	1	$16,871	$—

In the table above:

•

We have determined the years of credited service based on the same pension plan measurement date that we used in preparing our audited financial statements for the year ended December 31, 2012. We refer to that date as the “Plan Measurement Date.”

•

When we use the phrase “present value of accumulated benefit”, we are referring to the actuarial present value of the Named Executive Officer’s accumulated benefits under our pension plans, calculated as of the Plan Measurement Date.

•

The present value of accumulated benefits shown in the table above has been determined using the assumptions set forth in our consolidated audited financial statements for the year ended December 31, 2012.

•	No amounts were actually paid or provided to the Named Executive Officers during 2012.

The Roma Bank Retirement Plan, which we refer to as the “Retirement Plan”, is intended to be a tax-qualified defined benefit plan under Section 401(a) of the Internal Revenue Code. The Retirement Plan, which has been in effect since 1970, generally covers employees of Roma Bank who have completed one year of service.

Supplemental Executive Retirement Agreements

The Bank has entered into supplemental executive retirement agreements with Named Executive Officers Inverso and Zadworny. The supplemental executive retirement agreements provide benefits upon termination on or after normal retirement age of 69 for Mr. Inverso, and 65 for Mr. Zadworny. The benefits at normal retirement age are approximately $60,000 per year for Mr. Inverso for ten years, and $50,000 a year for seven years commencing on January 1, 2017 and subject to regulatory approval, and $26,000 per year for Mr. Zadworny. The benefits will be paid in equal monthly installments for the terms specified in the individual agreements. If the participant terminates employment prior to normal retirement age, there is a lower annual benefit for early termination, disability, or a change in control. If the participant dies while still employed by Roma Bank, the beneficiary would receive a lump sum payment within 60 days of the participant’s death. If the participant dies after benefit payments have commenced, the participant’s beneficiary will receive the remaining payment as if the participant had survived. If the participant dies after termination of employment, but prior to receiving benefits under the plan, the beneficiary will receive the payments in the same manner as they would be paid to the participant within 60 days of the death of the participant.

As of December 31, 2012, Roma Bank had accrued approximately $453,854 under Mr. Inverso’s supplemental executive retirement agreement, which includes $38,980 accrued under the 2012 retirement income plan set forth in the addendum to his employment agreement and $179,770 under Mr. Zadworny’s supplemental executive retirement agreement. These accruals reflect the scheduled accruals under the plan in order for the retirement benefit provided by the plan to be fully accrued at the expected retirement date.

Nonqualified Deferred Compensation

The following table sets forth information with respect to Roma Bank’s Phantom Stock Appreciation Rights Plan, which provides for deferral of compensation on a non tax-qualified basis.

	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Fiscal Year End
Peter A. Inverso	$—	$—	$10,772	$—	$281,160
C. Keith Pericoloso	$—	$—	$11,192	$—	$79,518
Sharon Lamont	$—	$—	$3,648	$—	$90,650
Barry J. Zadworny	$—	$—	$3,960	$—	$87,469
Suzette Berrios	$—	$—	$—	$—	$—

Potential Payments Upon Termination or Change in Control

The Named Executive Officers are parties to various agreements that provide for payments in connection with any termination of their employment. For a description of the Employment Contracts between Roma Financial and Mr. Inverso, and the Change in Control Severance Agreements between Roma Financial and Mr. Pericoloso, and Ms. Lamont, see “Roma Financial Compensation Discussion and Analysis—Specific Elements of Our Compensation Program; Employment Agreements” herein. The following table shows the payments that would be made to the Named Executive Officers at, following or in connection with any termination of their employment in the specified circumstances as of the last business day of the last fiscal year.

	Death/ Retirement	Disability	Change in Control	Termination Without Cause (1)	Termination With Cause
Peter Inverso
President and CEO
Employment Agreement (2)	$551,500	$551,500	$551,500	$551,500	$—
Benefits Continuation	7,764	7,764	7,764	7,764	—
Restricted stock (3)	208,142	208,142	208,142	208,142	—
Options (4):	168,200	168,200	168,200	168,200	—
Supplemental retirement benefit:
Lump sum	414,854	—	—	—	—
Equal annual installments over 10 years (5)	—	60,000	60,000	60,000	—
Equal annual installments over 7 years (5)	—	50,000	50,000	50,000	—
Phantom stock:
Lump sum	281,160	—	281,160	—	—
Normal benefit age (74) payable annually over 4 years (5)	—	70,290	—	70,290	—

	Death/ Retirement		Disability		Change in Control		Termination Without Cause (1)		Termination With Cause

C. Keith Pericoloso
Executive Vice President
Employment Agreement (6)	$	N/A		$228,000		$620,308		$228,000		$—
Benefits Continuation		—		8,349		—		8,349		—
Restricted stock (3)		64,759		64,759		64,759		64,759		—
Options: (4)		55,100		55,100		55,100		55,100		—
Phantom stock:
Lump sum		79,518		—		—		—		—
Normal benefit age (49) payable annually over three years (5)		—		19,880		19,880		19,880		—

Sharon Lamont
Chief Financial Officer
Employment Agreement (6)	$	N/A		$210,000		$668,857		$210,000		$—
Benefits Continuation		—		4,454		—		4,454		—
Restricted stock (3)		64,759		64,759		64,759		64,759		—
Options (4):		55,100		55,100		55,100		55,100		—
Phantom stock:
Lump sum		90,650		—		—		—		—
Normal benefit age (65) payable annually over 5 years (5)		—		22,663		22,663		22,663		—

Barry J. Zadworny
Senior Vice President
Employment Agreement (7)	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A
Benefits Continuation		—		746		—		746		—
Restricted stock (3)		30,240		30,240		30,240		30,240		—
Options (4):		55,100		55,100		55,100		55,100		—
Supplemental retirement benefit:
Lump sum		179,770		—		—		—		—
Equal annual installments over 10 years (5)		—		26,000		26,000		26,000		—
Phantom stock:
Lump sum		87,469		—		—		—		—
Normal benefit age (65) payable annually over 5 years (5)		—		21,867		21,867		21,867		—

Suzette Nanovic Berrios
Senior Vice President
Employment Agreement (7)	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A
Benefits Continuation		—		657		—		657		—
Restricted stock (3)		6,895		6,895		6,895		6,895		—

(1)	Represents allotment vesting of stock awards. Termination Without Cause includes involuntary termination by Roma Financial or termination by the Executive for “good reason.”
(2)	Includes $344,000 representing salary through December 31, 2013; $200,000 representing renumeration under a one-year consulting and non-competition agreement and reimbursement of other reasonable expenses.
(3)	As of December 31, 2012, the market price of the Roma Financial common stock was $15.12.
(4)	As of December 31, 2012, the market price of the Roma Financial common stock was $15.12 with an option exercise price of $13.67.
(5)	Installment payment.
(6)	Pursuant to the terms of the Employment Agreements, these amounts include a reduction to the extent necessary to prevent an “excess parachute payment” under Section 280G of the Internal Revenue Code.
(7)	Mr. Zadworny and Ms. Berrios do not have employment agreements.

ROMA FINANCIAL DIRECTOR COMPENSATION

Directors received an annual retainer of $39,000 in 2012 for service on Roma Bank’s Board of Directors. In addition the chairs of the Audit, Compensation, Enterprise Risk and Internal Loan Review Committees, received $5,000 for those positions and the Chair received $10,000 for the chair position. No additional compensation is paid for serving on the Boards of Roma Bank’s subsidiaries; Roma Financial and its other subsidiaries; or, the MHC. The aggregate director fees paid to the directors of Roma Bank for the year ended December 31, 2012 was $339,846. Directors who also serve as employees do not receive compensation as directors.

The following table sets forth information regarding the compensation paid to our outside directors for 2012.

	Fees Earned Or Paid In Cash (1)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Total
Robert C. Albanese	$45,054	$—	$—	$—	$45,054
Thomas A. Bracken (2)	$26,000	$—	$—	$—	$26,000
Alfred DeBlasio, Jr.	$46,304	$—	$—	$—	$46,304
Dennis M. Bone.	$45,152	$—	$—	$—	$45,152
Robert H. Rosen	$46,016	$—	$—	$—	$46,016
Michele N. Siekerka	$51,016	$—	$—	$—	$51,016
Jeffrey P. Taylor	$40,152	$—	$—	$—	$40,152
William J. Walsh, Jr.	$40,152	$—	$—	$—	$40,152

(1)	Includes cash compensation paid in lieu of dividends on unvested stock awards.
(2)	Mr. Bracken was elected to the Board in April 2012 and therefore received a prorated retainer for his service on the Board in 2012.
(3)	At December 31, 2012, the aggregate number of unexercised options with an exercise price of $13.67 and shares of unvested restricted stock held by each director were as follows:

Name	Stock Awards	Options
Albanese	9,600	12,800
DeBlasio, Jr.	9,600	12,800
Bone	4,800	—
Bracken (*)	—	—
Rosen	7,200	6,400
Siekerka	7,200	6,400
Taylor	4,800	—
Walsh, Jr.	4,800	—

(*)	This chart does not include 6,000 shares of restricted stock granted to Mr. Bracken as of April 23, 2013, of which 1,200 stock awards will be vested as of the date of the Roma Financial 2013 Annual Meeting of Stockholders, and the balance of which will vest 25% per year annually thereafter or will become immediately 100% vested upon the death or disability of Mr. Bracken, or a change in control of Roma Financial. Such stock awards are consistent with Roma Financial’s practice applicable to newly elected directors.

ADDITIONAL INFORMATION ABOUT ROMA FINANCIAL

DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Roma Financial common stock is registered pursuant to Section 12(b) of the Exchange Act. The officers and directors of Roma Financial and beneficial owners of greater than 10% of the Roma Financial common stock (“10% beneficial owners”) are required by Section 16(a) of such act to file reports of ownership and changes in beneficial ownership of the Roma Financial common stock with the Securities and Exchange Commission and Nasdaq and to provide copies of those reports to Roma Financial. Roma Financial is not aware of any beneficial owner, as defined under Section 16(a), of more than ten percent of the Roma Financial common stock, other than Roma MHC. To Roma Financial’s knowledge, all Section 16(a) filing requirements applicable to its officers and directors were complied with during the 2012 fiscal year with the exception of one Form 4 for Director Siekerka which was subsequently filed.

Certain Relationships and Related Transactions and Director Independence

Related Party Transactions. Other than as disclosed below, no directors, executive officers or their immediate family members were engaged, directly or indirectly, in transactions with Roma Financial or any subsidiary during the three years ended December 31, 2012 (excluding loans with Roma Bank).

The defined benefit plan, ESOP and 401(k) plans are administered by Pentegra Retirement Services. During 2009, the President and CEO of Pentegra, Robert C. Albanese, was elected to the Board of Directors of Roma Financial. For the years ended December 31, 2012 and 2011, Roma Bank paid Pentegra $119,990 and $101,542, respectively, to administer the three plans. Mr. Albanese is considered to be independent.

Roma Bank and RomAsia Bank makes loans to their officers, directors and employees in the ordinary course of business. All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Roma Bank; and did not involve more than the normal risk of collectability or present other unfavorable features.

Director Independence. Other than Mr. Inverso, who is our President and Chief Executive Officer, each member of our Board of Directors is an outside director independent of management, Roma Financial and Roma Bank, and free of any relationship that could interfere with the exercise of independent judgment in carrying out their duties as directors. The Board of Directors carefully monitors any situation that could cause a member to cease to be independent under the requirements of the Nasdaq.

RATIFY THE APPOINTMENT OF PARENTEBEARD LLC AS THE INDEPENDENT PUBLIC ACCOUNTING FIRM FOR ROMA FINANCIAL CORPORATION FOR THE YEAR ENDING DECEMBER 31, 2013 (PROPOSAL 4: ROMA FINANCIAL CORPORATION STOCKHOLDERS ONLY)

ParenteBeard LLC was Roma Financial’s independent auditor for the 2012 fiscal year. The Audit Committee of Roma Financial board of directors has appointed ParenteBeard LLC to be its independent auditors for the fiscal year ending December 31, 2013, subject to ratification by the Roma Financial stockholders.

The ratification of ParenteBeard LLC as the independent registered public accounting firm is determined by a majority of the votes cast, without regard to broker non-votes or proxies marked “abstain.” A representative of ParenteBeard LLC is expected to be at the annual meeting to respond to any appropriate questions.

The Roma Financial board of directors recommends that stockholders vote “FOR” the ratification of the appointment of ParenteBeard LLC as Roma Financial’s auditors for the year ending December 31, 2013.

ADJOURNMENT OF THE ANNUAL MEETINGS (PROPOSAL 5: FOR ROMA FINANCIAL CORPORATION STOCKHOLDERS ONLY)

If there are not sufficient votes to constitute a quorum or to approve the Merger Agreement at the time of the Roma Financial annual meeting, the Merger Agreement cannot be approved unless the Roma Financial annual meeting is adjourned to a later date or dates to permit further solicitation of proxies. To allow proxies that have been received by Roma Financial at the time of the annual meeting to be voted for an adjournment, if deemed necessary, Roma Financial has submitted the question of adjournment to its stockholders as a separate matter for their consideration. THE BOARD OF DIRECTORS OF ROMA FINANCIAL UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL. If it is deemed necessary to adjourn the annual meeting, no notice of the adjourned meeting is required to be given to stockholders, other than an announcement at the annual meeting of the place, date and time to which the annual meeting is adjourned.

STOCKHOLDER PROPOSALS

Roma Financial

Roma Financial will hold its 2014 annual meeting only if the Merger is not completed. Roma Financial must receive proposals that stockholders seek to include in the proxy statement for Roma Financial’s next annual meeting no later than December 30, 2013. If next year’s annual meeting is held on a date more than 30 calendar days from May 30, 2014, a stockholder proposal must be received within a reasonable time before Roma Financial begins to print and mail its proxy solicitation for such annual meeting with specific deadline to be disclosed in a periodic report it files with the Securities and Exchange Commission. Any stockholder proposals will be subject to the requirements of the proxy rules and regulations adopted by the Securities and Exchange Commission. Pursuant to Rule 14a-4(c) of the Exchange Act, if a stockholder who intends to present a proposal at the 2014 annual meeting does not notify us of such proposal on or prior to December 30, 2013, then management proxies will be allowed to use their discretionary voting authority to vote on the proposal if the proposal is raised at the 2014 annual meeting, even though there is no discussion of the proposal in the 2014 proxy statement.

Under Roma Financial’s bylaws, stockholder proposals that are not included in Roma Financial’s proxy statement for an Annual Meeting will only be considered at such meeting if the stockholder submits notice of the proposal to Roma Financial at the above address at least five days before the meeting. Stockholder proposals must meet other applicable criteria, as set forth in Roma Financial’s bylaws, in order to be considered at the Annual Meeting.

Investors Bancorp

To be eligible for inclusion in the proxy materials for next year’s annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at Investors Bancorp’s’ executive office, 1101 JFK Parkway, Short Hills, New Jersey 07078, no later than December 30, 2013. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

The Bylaws of Investors Bancorp also provide an advance notice procedure for certain business, or nominations to the Board of Directors, to be brought before an annual meeting of stockholders. In order for a stockholder to properly bring business before an annual meeting, the stockholder must give written notice to the Corporate Secretary of Investors Bancorp not less than 90 days prior to the date of Investors Bancorp’s proxy materials for the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made. The notice must include the stockholder’s name, record address, and number of shares owned, describe briefly the proposed business, the reasons for bringing the business before the annual meeting, and any material interest of the stockholder in the proposed business. Nothing in this paragraph shall be deemed to require Investors Bancorp to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal. In accordance with the foregoing, in order for a proposal or a nomination to be brought before next year’s annual meeting of stockholders, notice must be provided to the Corporate Secretary by January 29, 2014.

OTHER MATTERS

At the time this Joint Proxy Statement/Prospectus is being mailed, neither parties’ Boards of Directors knows of any additional matters that will be presented for consideration at the relevant annual meeting of stockholders. If any other business may properly come before either annual meeting or any adjournment thereof less than a reasonable time before the annual meeting or any adjournment thereof, proxies given to the relevant Board of Directors will be voted by its members in accordance with their best judgment.

FORM 10-K

A copy of Roma Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 accompanies this Joint Proxy Statement/Prospectus being mailed to Roma Financial stockholders as of April 15, 2013. A copy of Investors Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 accompanies this Joint Proxy Statement/Prospectus being mailed to Investors Bancorp stockholders as of April 5, 2013.

LEGAL MATTERS

The validity of the Investors Bancorp common stock to be issued in the proposed Mid-Tier Merger has been passed upon for Investors Bancorp by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C. Luse Gorman Pomerenk & Schick, P.C. has also delivered an opinion to Investors Bancorp as to certain federal income tax consequences of the Merger. Spidi & Fisch, PC has delivered an opinion to Roma Financial as to certain federal income tax consequences of the Mid-Tier Merger.

EXPERTS

The consolidated financial statements of Investors Bancorp and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein and in this Joint Proxy Statement/Prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Roma Financial and subsidiaries as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 and ParenteBeard’s attestation report regarding management’s assessment of the effectiveness of internal control over financial reporting have been incorporated by reference herein and in this Joint Proxy Statement / Prospectus in reliance upon the reports of ParenteBeard LLC, independent registered public accounting firm, as stated in their reports incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Investors Bancorp filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act to register the shares of Investors Bancorp common stock to be issued to Roma Financial stockholders in the Merger. This Joint Proxy Statement/Prospectus is a part of that registration statement and constitutes a prospectus of Investors Bancorp, a proxy statement of Investors Bancorp for its annual meeting and a proxy statement of Roma Financial for its annual meeting. As permitted by the Securities and Exchange Commission rules, this Joint Proxy Statement/Prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

Investors Bancorp and Roma Financial each file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document Investors Bancorp or Roma Financial files with the Securities and Exchange Commission at its public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

The Securities and Exchange Commission allows Investors Bancorp and Roma Financial to “incorporate by reference” information into this Joint Proxy Statement/Prospectus. This means that Investors Bancorp and Roma Financial can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the other documents that are listed below that Investors Bancorp and Roma Financial have previously filed with the Securities and Exchange Commission and additional documents that Investors Bancorp and Roma Financial file with the Securities and Exchange Commission between the date of this Joint Proxy Statement/Prospectus and the date of the Investors Bancorp and Roma Financial stockholder meetings. These documents contain important information about Investors Bancorp’s and Roma Financial’s financial condition.

INVESTORS BANCORP, INC. FILINGS (File No. 000-51557)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2012

• Current Reports on Form 8-K	April 8, 2013 (other than information furnished under Items 2.02 or 7.01 of Form 8-K)

•     The description of Investors Bancorp common stock set forth in the Registration Statement on Form 8-A filed October 3, 2005, which incorporates by reference the portion of the “Description of Capital Stock” contained in Investors Bancorp’s prospectus filed pursuant to Rule 424(b)(3) on August 19, 2005.

You may read and copy these documents at the Securities and Exchange Commission’s public reference facilities. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the Securities and Exchange Commission maintains at http://www.sec.gov.

Documents incorporated by reference are available from Investors Bancorp without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Investors Bancorp at the following address:

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, New Jersey 07078

Attention: Corporate Secretary

Telephone: (973) 924-5100

If you would like to request documents from Investors Bancorp please do so by May 22, 2013, to receive them before the Investors Bancorp or Roma Financial meeting of stockholders. If you request any incorporated documents, Investors Bancorp will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

Investors Bancorp incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this document and the date of the annual meetings. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

The following documents are available on the “Governance Documents” section of the “Investor Relations” page of the Investors Bank’s website at www.myinvestorsbank.com:

•	Audit Committee Charter

•	Compensation and Benefits Committee Charter

•	Nominating and Corporate Governance Charter

•	Investors Bancorp’s corporate Governance Guidelines

•	Investors Bancorp’s code of Business Conduct and Ethics

•	Investors Bancorp’s Independence Standards

Copies of each will be furnished without charge upon written request to the corporate secretary, Investors Bancorp, Inc., 101 JFK Parkway, Short Hills, New Jersey 07078.

ROMA FINANCIAL CORPORATION FILINGS (File No. 000-52000)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2012

• Current Reports on Form 8-K	February 27, 2013 (other than information furnished under Items 2.02 or 7.01 of Form 8-K)

Documents incorporated by reference are available from Roma Financial without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Roma Financial at the following address:

Roma Financial Corporation

2300 Route 33

Robbinsville, New Jersey 08691

Attention: Corporate Secretary

Telephone: (609) 223-8300

If you would like to request documents from Roma Financial, please do so by May 22, 2013, to receive them before Roma Financial’s or Investors Bancorp’s meeting of stockholders. If you request any incorporated documents, Roma Financial will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

Roma Financial incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this document and the date of the annual meetings. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

Investors Bancorp has supplied all information contained in this Joint Proxy Statement/Prospectus relating to Investors, and Roma Financial has supplied all information relating to Roma.

You should rely only on the information contained in this Joint Proxy Statement/Prospectus when evaluating the Merger Agreement and the proposed Merger. We have not authorized anyone to provide you with information that is different from what is contained in this Joint Proxy Statement/Prospectus. This Joint Proxy Statement/Prospectus is dated April 26, 2013. You should not assume that the information contained in this Joint Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of this Joint Proxy Statement/Prospectus to stockholders of Roma Financial or Investors Bancorp nor the issuance of shares of Investors Bancorp common stock as contemplated by the Merger Agreement shall create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

By and Among

INVESTORS BANK,

INVESTORS BANCORP, INC.,

INVESTORS BANCORP, MHC

And

ROMA BANK,

ROMA FINANCIAL CORPORATION,

ROMA FINANCIAL CORPORATION, MHC

Dated as of December 19, 2012

ii

Exhibit A	Form of Merger Agreement For the MHC Merger
Exhibit B	Form of Merger Agreement For the Merger of Roma Bank into Investors Bank
Exhibit C	Form of Merger Agreement For the Merger of RomAsia Bank into Investors Bank
Exhibit D	Form of Voting Agreement For Roma Financial Directors and Executive Officers
Exhibit E	Form of Voting Agreement For Roma MHC
Exhibit F	Form of Voting Agreement For Investors MHC

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 19, 2012 is by and among (i) Investors Bank, a New Jersey savings bank (“Investors Bank”), Investors Bancorp, Inc., a Delaware corporation (“Investors Bancorp”), and Investors Bancorp, MHC, a New Jersey mutual holding company (“Investors MHC”), and (ii) Roma Bank, a Federal savings bank, Roma Financial Corporation, a Federal corporation (“Roma Financial”), and Roma Financial, MHC, a Federal mutual holding company (“Roma MHC”). Each of Investors Bank, Investors Bancorp, and Investors MHC are sometimes referred to herein as the “Investors Parties,” and each of Roma Bank, Roma Financial and Roma MHC are sometimes referred to herein as the “Roma Parties.” Investors Bank, Investors Bancorp, Investors MHC, Roma Bank, Roma Financial and Roma MHC are collectively sometimes referred to as the “Parties.” With respect to the Investors Parties, any reference in this Agreement to “one of the other Parties” shall mean one of the Roma Parties, and with respect to the Roma Parties, any reference in this Agreement to “one of the other Parties” shall mean one of the Investors Parties

RECITALS

1. Investors MHC owns a majority of the issued and outstanding capital stock of Investors Bancorp, which owns all of the issued and outstanding capital stock of Investors Bank. Each of Investors Bank, Investors Bancorp and Investors MHC has its principal offices located in Short Hills, New Jersey.

2. Roma MHC owns a majority of the issued and outstanding capital stock of Roma Financial, which owns all of the issued and outstanding capital stock of Roma Bank and 90.9% of the issued and outstanding capital stock of RomAsia Bank. Each of Roma Financial, Roma Bank and Roma MHC has its principal offices located in Robbinsville, New Jersey, and RomAsia Bank has its offices in Monmouth Junction, New Jersey.

3. The Board of Directors of each of the Investors Parties and the Board of Directors of each of the Roma Parties deem it advisable and in the best interests of its respective shareholders (and in the case of Investors MHC, in the best interests of the depositors of Investors Bank, and in the case of Roma MHC, in the best interests of the Roma MHC Members), for Roma MHC to merge with and into Investors MHC with Investors MHC as the surviving entity, for Roma Financial to merge with and into Investors Bancorp, with Investors Bancorp as the surviving entity, and for Roma Bank to merge with and into Investors Bank with Investors Bank as the surviving entity, all pursuant to the terms, conditions and procedures set forth in this Agreement and/or the exhibits hereto.

4. As a condition to the willingness of the Investors Parties to enter into this Agreement, each of the directors and executive officers of Roma Financial and Roma Bank, and Roma MHC itself, have entered into a Voting Agreement, substantially in the form of Exhibits D (directors and executive officers) and E (Roma MHC) hereto, dated as of the date hereof, with Investors Bancorp (the “Voting Agreements”), pursuant to which each director and executive officer of Roma Financial and Roma Bank, as well as Roma MHC itself, has agreed, among other things, to vote all shares of Roma Financial Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreements.

5. As a condition to the willingness of the Roma Parties to enter into this Agreement, Investors MHC has entered into a Voting Agreement, substantially in the form of Exhibit F hereto, dated as of the date hereof, with Roma Financial, pursuant to which Investors MHC has agreed, among other things, to vote all shares of Investors Bancorp Common Stock owned by it in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement.

6. The Parties intend the Mergers to qualify as reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the IRC.

7 The Parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated by this Agreement.

8. In consideration of the premises and of the mutual representations, warranties and covenants herein contained and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Definitions

Except as otherwise provided herein, as used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliate” means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” means this agreement, and any amendment or supplement hereto, which constitutes a “plan of merger” between the Investors Parties and the Roma Parties.

“Applications” means the applications to be filed with the appropriate Regulatory Authorities requesting approval of or nonobjection to the transactions described in this Agreement.

“Acquisition Proposal” has the meaning given to such term in Section 5.10 of this Agreement.

“Acquisition Transaction” has the meaning given to such term in Section 5.10 of this Agreement.

“Banking Act” means the New Jersey Banking Act of 1948, as amended.

“Bank Merger Act” means the Bank Merger Act, within the FDIA and applicable regulations thereunder.

“Bank Merger Effective Date” means the date that the certificate evidencing shareholder approval of the Roma Bank Merger is filed with the Department or such other date as set forth in the certificates or as determined in accordance with applicable law.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Burdensome Condition” has the meaning given to such term in Section 7.04 of this Agreement.

“Certificate” means the certificate or certificates evidencing shares of Roma Financial Common Stock.

“Claim” has the meaning given to such term in Section 6.08(a) of this Agreement.

“Closing” has the meaning given to such term in Section 2.03 of this Agreement.

“Closing Date” has the meaning given to such term in Section 2.03 of this Agreement.

“Commissioner” means the Commissioner of Banking and Insurance of the State of New Jersey, and includes the Department as appropriate.

“Confidentiality Agreement” has the meaning given to such term in Section 11.01 of this Agreement.

“Continuing Employees” has the meaning given to such term in Section 6.07(c) of this Agreement.

“Continuing Options” has the meaning given to such term in Section 2.6(a) of this Agreement.

“CRA” means the Community Reinvestment Act.

“COBRA” has the meaning given to such term in Section 3.13(b) of this Agreement.

“Department” means the New Jersey Department of Banking and Insurance.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedule” means the schedules delivered, before the execution of this Agreement, by one party to the other party which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations or warranties made by the party in Article III or IV hereof, as the case may be, or to one or more of the covenants of the party included in Article V or VI hereof, as the case may be. The inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty will not by itself be deemed an admission by a party that such item is material or that such item is reasonably likely to result in a Material Adverse Effect with respect to such party or was required to be disclosed therein.

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning given to such term in Section 2.03 of this Agreement.

“Environmental Laws” means any applicable Federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Laws includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq. (“CERCLA”); the Resource Conservation and Recovery Act, as amended, 42 U.S.C. §6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq.; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ESOP Termination Date” has the meaning given to such term in Section 6.07(e) of this Agreement

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

“Exchange Agent” means the bank or trust company or other agent designated by Investors Bancorp, and reasonably acceptable to Roma Financial, which shall act as agent for Investors Bancorp in connection with the exchange procedures for converting Certificates into the Merger Consideration.

“Exchange Fund” has the meaning given to such term in Section 2.05 of this Agreement.

“Exchange Ratio” has the meaning given to such term in Section 2.04 of this Agreement.

“FDIA” means the Federal Deposit Insurance Act, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank of New York.

“Former Roma Financial Health Plan Participant” has the meaning given to such term in Section 6.07(f) of this Agreement.

“FRB” means the Board of Governors of the Federal Reserve System, and where appropriate, either the Federal Reserve Bank of New York or Federal Reserve Bank of Philadelphia, as applicable.

“GAAP” means accounting principles generally accepted in the United States of America as in effect at the relevant date and consistently applied.

“Governmental Entity” means any Federal or state court, administrative agency or commission or other governmental authority or instrumentality.

“HIPAA” has the meaning given to such term in Section 3.13(b) of this Agreement.

“HOLA” means the Home Owners’ Loan Act, as amended.

“Indemnified Parties” has the meaning given to such term in Section 6.08(a) of this Agreement.

“Investors” means the Investors Parties and/or any direct or indirect Subsidiary of such entities.

“Investors Bancorp” means Investors Bancorp, Inc., a Delaware corporation having its principal place of business located at 101 JFK Parkway, Short Hills, New Jersey 07078.

“Investors Bancorp Common Stock” means the common stock of Investors Bancorp, Inc. described in Section 4.03(a).

“Investors Bancorp ESOP” means the Investors Bank Employee Stock Ownership Plan.

“Investors Bancorp Option” means an option to purchase Investors Bancorp Common Stock granted pursuant to the Investors Bancorp Stock Benefit Plan.

“Investors Bancorp Preferred Stock” has the meaning given to such term in Section 4.03(a) of this Agreement.

“Investors Bancorp Regulatory Agreement” has the meaning given to such term in Section 4.11(c) of this Agreement.

“Investors Bancorp Securities Documents” has the meaning given to such term in Section 4.06(a) of this Agreement.

“Investors Bancorp Shareholders Meeting” has the meaning given to such term in Section 7.01(b) of this Agreement.

“Investors Bancorp Stock Benefit Plan” means the Investors Bancorp, Inc. 2006 Equity Incentive Plan.

“Investors Bancorp Subsidiary” means any direct or indirect Subsidiary of Investors Bancorp, and includes Investors Bank.

“Investors Bank” means Investors Bank, a New Jersey chartered stock savings bank, having its principal place of business located at 101 JFK Parkway, Short Hills, New Jersey 07078.

“Investors Compensation and Benefit Plans” has the meaning given to such term in Section 4.14(a) of this Agreement.

“Investors ERISA Affiliate” has the meaning given to such term in Section 4.14(c) of this Agreement.

“Investors Financials” means (i) the audited consolidated balance sheets of Investors Bancorp and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2011 and 2010, the six-month period ended December 31, 2009, and for the year ended June 30, 2009, including the notes thereto; and (ii) the unaudited interim consolidated financial statements of Investors Bancorp as of each calendar quarter following December 31, 2011 included in the Investors Bancorp Securities Documents.

“Investors MHC” means Investors Bancorp, MHC, a New Jersey chartered mutual holding company having its principal place of business located at 101 JFK Parkway, Short Hills, New Jersey.

“Investors MHC Shares” has the meaning given to such term in Section 4.03(a) of this Agreement.

“Investors Parties” means Investors Bank, Investors Bancorp and Investors MHC.

“IRC” has the meaning given to such term in the Recitals.

“IRS” means the Internal Revenue Service.

“Knowledge” as used with respect to a Party (including references to such Party being aware of a particular matter) means those facts that are actually known or would have been known following a reasonable investigation by the chief executive officer, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer or general counsel of such Party, and includes any facts, matters or circumstances set forth in any written notice from any Regulatory Authority or Governmental Entity or any other material written notice received by that Party.

“Material Adverse Effect” means, with respect to an Investors Party or a Roma Party, any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (i) is material and adverse to the financial condition, results of operations, assets or business of Investors MHC, Investors Bancorp and the Investors Subsidiaries taken as a whole, or Roma MHC, Roma Financial and the Roma Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of any of the Roma Parties, on the one hand, or the Investors Parties, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws, rules and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies (and not specifically relating to or having a materially disproportionate effect on a Party), (b) changes in GAAP or regulatory accounting principles or interpretations thereof generally applicable to financial institutions and/or their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the Parties and their respective Subsidiaries, including the expenses incurred by the Parties hereto in consummating the transactions contemplated by this Agreement, (e) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely affects either or both of the Parties or any of their Subsidiaries; and (f) changes in economic or market conditions or changes in prevailing interest rates, currency exchange rates or price levels or trading volumes n the U.S. or foreign securities markets (but not those changes having a materially disproportionate effect on a Party).

“Material Contracts” has the meaning given to such term in Section 3.09(c) of this Agreement.

“Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other hazardous or toxic materials regulated under Environmental Laws.

“Members Proxy Statement” means the proxy statement, if any, together with any supplements thereto, transmitted by Roma Bank and/or Roma MHC to the Roma MHC Members in connection with any membership vote that may be required by the FRB with respect to the transactions contemplated by this Agreement.

“Merger Consideration” has the meaning given to such term in Section 2.04(b) of this Agreement.

“Merger Registration Statement” means the registration statement, together with all amendments, filed by Investors Bancorp with the SEC under the Securities Act for the purpose of registering shares of Investors Bancorp Common Stock to be offered to holders of Roma Financial Common Stock in connection with the Merger, and shall include the Proxy Statement-Prospectus.

“Mergers” means collectively the MHC Merger, the Mid-Tier Merger and the Roma Bank Merger,, and any other mergers by interim corporate entities necessary to effectuate the transactions contemplated by this Agreement.

“MHC Merger” means the merger of Roma MHC with and into Investors MHC, with Investors MHC as the surviving entity.

“Mid-Tier Merger” means the merger of Roma Financial with and into Investors Bancorp with Investors Bancorp as the surviving entity, which shall follow the MHC Merger.

“Nasdaq” means the Nasdaq Global Select Market.

“Non-Qualified Agreements” has the meaning given to such term in Section 6.07(g) of this Agreement.

“Notice of Superior Proposal” has the meaning given to such term in Section 5.10(e) of this Agreement.

“OCC” means the Office of the Comptroller of the Currency.

“OCC Agreement” shall mean the formal written Agreement by and between Roma Bank and the Comptroller of the Currency entered into as of September 21, 2012.

“Participant” has the meaning given to such term in Section 6.07(g) of this Agreement.

“Participation Facility” has the meaning given to such term in Section 3.15(b) of this Agreement.

“PBGC” has the meaning given to such term in Section 3.13(c) of this Agreement.

“Person” means any individual, corporation, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Previously Disclosed” means, with respect to any specific section or subsection of this Agreement, the information set forth by a party in (i) the corresponding section or subsection of its Disclosure Schedule, and (ii) any other section or subsection of its Disclosure Schedule to the extent it is reasonably clear from the context that the disclosure in such other section or subsection of its Disclosure Schedule is applicable to such specific section or subsection of this Agreement.

“Proxy Statement-Prospectus” has the meaning given to such term in Section 7.02(a) of this Agreement.

“Regulations” means applicable regulations promulgated by the FRB, the FDIC, the OCC or the Department with respect to the operations of the Roma Parties or the Investors Parties.

“Regulatory Approvals” means the approval or required consent or waiver of any Regulatory Authority that is necessary in connection with the consummation of the Mergers and the related transactions contemplated by this Agreement.

“Regulatory Authority” or “Regulatory Authorities” means any agency or department of any Federal or state government having supervisory jurisdiction over the Parties and the transactions contemplated by this Agreement, including without limitation the FRB, the FDIC, the OCC and the Commissioner.

“Release” means any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, dumping, disposing or depositing.

“Representatives” has the meaning given to such term in Section 5.10(a) of this Agreement.

“Right” means any warrant, option, right, convertible security or other capital stock equivalent that obligates an entity to issue its securities.

“RomAsia Bank” means RomAsia Bank, a federally chartered savings bank having its principal place of business located at 4287 U.S. Highway 1, Monmouth Junction, New Jersey 08852.

“RomAsia Bank Merger” has the meaning given to such term in Section 2.01(c)(ii) of this Agreement.

“RomAsia Bank Merger Agreement” has the meaning given to such term in Section 2.01(c)(ii) of this Agreement.

“RomAsia Warrants” means warrants to purchase an aggregate of 150,500 shares of RomAsia common stock, bearing an exercise price of $10.00 per share, that were issued to certain stockholders of RomAsia Bank on June 23, 2008.

“Roma Bank” means Roma Bank, a federally chartered savings bank having its principal place of business located at 2300 Route 3, Robbinsville, New Jersey 08691.

“Roma Bank Charitable Foundation” means Roma Bank Community Foundation, Inc., a New Jersey nonprofit corporation.

“Roma Bank Defined Benefit Pension Plan” shall mean the Retirement Plan of Roma Bank in RSI Retirement Trust.

“Roma Bank ESOP” means the Roma Bank Employee Stock Ownership Plan.

“Roma Bank Merger” has the meaning given to such term in Section 2.01(c)(i) of this Agreement.

“Roma Bank Merger Agreement” has the meaning given to such term in Section 2.01(c)(i) of this Agreement.

“Roma Employment Agreements” has the meaning given to such term in Section 6.07(b) of this Agreement.

“Roma Financial” means Roma Financial Corporation, a Federal corporation having its principal place of business located at 2300 Route 3, Robbinsville, New Jersey 08691.

“Roma Financial Statements” means (i) the audited consolidated financial statements of Roma Financial and its Subsidiaries as of December 31, 2011 and 2010 and for the three years ended December 31, 2011, including the notes thereto, and (ii) the unaudited interim consolidated financial statements of Roma Financial as of each calendar quarter following December 31, 2011, in each case as filed by Roma Financial in the Roma Financial Securities Documents.

“Roma Financial Common Stock” means the common stock of Roma Financial described in Section 3.03(a).

“Roma 401(k) Plans” shall mean the (i) Roma Bank 401(k) Savings Plan and (ii) General Abstract & Title Agency, a New Jersey Corporation, 401(k) Profit Sharing Plan.

“Roma Financial Compensation and Benefit Plans” has the meaning given to such term in Section 3.13(a) of this Agreement.

“Roma Financial Defined Benefit Plan” has the meaning given to such term in Section 3.13(c) of this Agreement.

“Roma Financial Equity Incentive Plans” means the Roma Financial 2008 Equity Incentive Plan and the RomAsia 2009 Stock Option Plan.

“Roma Financial ERISA Affiliate” has the meaning given to such term in Section 3.13(c) of this Agreement.

“Roma Financial Option” means an option to purchase shares of Roma Financial Common Stock granted pursuant to the Roma Financial Equity Incentive Plans.

“Roma Financial Regulatory Agreement” has the meaning given to such term in Section 3.12(c) of this Agreement.

“Roma Financial Restricted Share” means shares of Roma Financial Common Stock granted as restricted stock pursuant to the Roma Financial Equity Incentive Plans.

“Roma Financial Shareholders Meeting” has the meaning given to such term in Section 7.01 of this Agreement.

“Roma Financial Securities Documents” has the meaning given to such term in Section 3.06(a) of this Agreement.

“Roma Financial Subsequent Determination” has the meaning given to such term in Section 5.10(e) of this Agreement.

“Roma 401(k) Plans” shall mean the (i) Roma Bank 401(k) Savings Plan and (ii) General Abstract & Title Agency, a New Jersey Corporation, 401(k) Profit Sharing Plan.

“Roma MHC” means Roma Financial, MHC, a Federal mutual holding company having its principal place of business located at 2300 Route 3, Robbinsville, New Jersey 08691.

“Roma MHC Members” means those depositors and borrowers of Roma Bank who are members of Roma MHC in accordance with the charter and bylaws of Roma MHC and applicable regulations.

“Roma MHC Members Meeting” has the meaning given to such term in Section 7.03(a) of this Agreement.

“Roma MHC Shares” has the meaning given to such term in Section 3.03(a) of this Agreement.

“Roma Parties” means Roma Bank, Roma Financial and Roma MHC.

“Roma Subsidiary” means any direct or indirect Subsidiary of Roma Financial and includes Roma Bank and RomAsia Bank and the subsidiaries of Roma Bank and RomAsia Bank.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

“Securities Laws” means the Securities Act and the Exchange Act and the rules and regulations promulgated from time to time thereunder.

“Subsidiary” means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by another entity, except any corporation the stock of which is held as security by either Investors Bank, Roma Bank or RomAsia Bank, as the case may be, in the ordinary course of their lending activities.

“Superior Proposal” has the meaning given to such term in Section 5.10(b) of this Agreement.

“Tax Returns” has the meaning given to such term in Section 3.07 of this Agreement.

“Termination Date” means September 30, 2013.

“Treasury Stock” has the meaning given to such term in Section 2.04(b) of this Agreement.

“Voting Agreements” has the meaning given to such term in the Recitals.

ARTICLE II

THE MERGERS AND RELATED MATTERS

Section 2.01 Effects of Mergers; Surviving Entities.

The Mergers will be effected as follows and in the order presented below:

(a) The MHC Merger. Roma MHC shall merge with and into Investors MHC with Investors MHC as the surviving entity pursuant to the merger agreement substantially in the form of Exhibit A hereto. The separate existence of Roma MHC shall cease, and all of the property (real, personal and mixed), rights, powers and duties and obligations of Roma MHC shall be transferred to and assumed by Investors MHC as the surviving entity in the MHC Merger, without further act or deed, all in accordance with the New Jersey Business Corporation Act and the HOLA, and applicable Regulations. As a result of the MHC Merger, each holder of a deposit account in Roma Bank as of the effective time of the MHC Merger shall have the same rights and privileges in Investors MHC as if such deposit account had been established at Investors Bank on the date established at Roma Bank, and all deposit accounts established at Roma Bank prior to the effective time of the MHC Merger shall confer on a depositor the same rights and privileges in Investors MHC as if such deposit account had been established at Investors Bank on the date established at Roma Bank including, without limitation for purposes of any subscription rights in any future conversion of Investors MHC to stock form. Subject to Section 6.10 of this Agreement, the directors and officers of Investors MHC immediately prior to the Effective Time of the MHC Merger shall be the directors and officers of the surviving entity, in each case until their respective successors are duly elected or appointed and qualified.

(b) The Mid-Tier Merger. Roma Financial shall merge with and into Investors Bancorp, or a to-be-formed, wholly owned subsidiary thereof, with Investors Bancorp (or its wholly-owned subsidiary) as the surviving entity pursuant to this Agreement. The separate existence of Roma Financial shall cease, and all of the property (real, personal and mixed), rights, powers and duties and obligations of Roma Financial shall be transferred to and assumed by Investors Bancorp (or its wholly-owned subsidiary) as the surviving entity in the Mid-Tier Merger, without further act or deed, all in accordance with the DGCL and/or the HOLA, and applicable Regulations. The Certificate of Incorporation and Bylaws of Investors Bancorp as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the surviving entity, until thereafter amended as provided therein and by applicable law. Subject to Section 6.10 of this Agreement, the directors and officers of Investors Bancorp immediately prior to the Effective Time shall be the directors and officers of surviving entity, in each case until their respective successors are duly elected or appointed and qualified.

(c) The Bank Mergers. (i) Roma Bank shall merge with and into Investors Bank with Investors Bank (the “Roma Bank Merger”) as the surviving entity pursuant to the merger agreement substantially in the form of Exhibit B hereto (the “Roma Bank Merger Agreement”). The separate existence of Roma Bank shall cease, and all of the property (real, personal and mixed), rights, powers and duties and obligations of Roma Bank shall be transferred to and assumed by Investors Bank as the surviving entity in the Roma Bank Merger, without further act or deed, all in accordance with the Banking Act, the Bank Merger Act, applicable Regulations, and the HOLA, as applicable. As a result of the Roma Bank Merger, each holder of a deposit account in Roma Bank as of the effective time of the Roma Bank Merger shall have the same rights and privileges in Investors MHC as if the deposit account had been established at Investors Bank on the date established at Roma Bank (or any predecessor bank acquired by Roma Bank in a merger), and all deposit accounts established at Roma Bank (or any predecessor bank acquired by Roma Bank in a merger) prior to the effective time of the Roma Bank Merger shall confer on a depositor the same rights and privileges in Investors MHC as if such deposit account had been established at Investors Bank on the date established at Roma Bank (or any predecessor bank acquired by Roma Bank in a merger) including without limitation for purposes of any subscription rights in any future conversion of Investors MHC to stock form. Subject to Section 6.10 of this Agreement, the directors and officers of Investors Bank immediately prior to the Bank Merger Effective Date shall be the directors and officers of surviving entity, in each case until their respective successors are duly elected or appointed and qualified.

(ii) It is intended that following the Roma Bank Merger, RomAsia Bank shall merge with and into Investors Bank (the “RomAsia Bank Merger”) with Investors Bank as the surviving entity pursuant to the merger agreement substantially in the form of Exhibit C hereto (the “RomAsia Bank Merger Agreement”). The separate existence of RomAsia Bank shall cease, and all of the property (real, personal and mixed), rights, powers and duties and obligations of RomAsia Bank shall be transferred to and assumed by Investors Bank as the surviving entity in the RomAsia Bank Merger, without further act or deed, all in accordance with the Banking Act, the Bank Merger Act, applicable Regulations, and the HOLA, as applicable. Subject to Section 6.10 of this Agreement, the directors and officers of Investors Bank immediately prior to the effective date of the RomAsia Bank Merger shall be the directors and officers of surviving entity, in each case until their respective successors are duly elected or appointed and qualified.

(d) Modification of Structure. Notwithstanding any provision of this Agreement to the contrary, Investors Bancorp may, subject to the filing of all necessary applications and the receipt of all required Regulatory Approvals, modify the structure of the transactions described in this Section 2.01, and the Parties shall enter into such alternative transactions, so long as (i) there are no adverse tax consequences to any of the shareholders of Roma Financial or members of Roma MHC as a result of such modification, (ii) such modification will not materially delay or jeopardize receipt of any required Regulatory Approvals required under Section 7.04, and (iii) the consideration to be paid to the holders of Roma Financial Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount.

Section 2.02 Effect on Outstanding Shares of Investors Bancorp Common Stock.

At and after the Effective Time, each share of Investors Bancorp Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Investors Bancorp and shall not be affected by the Mid-Tier Merger.

Section 2.03. Closing; Effective Time.

The closing of the Mergers (“Closing”) shall occur on the date determined by Investors Bancorp, in consultation with and upon no less than three (3) business days prior written notice to Roma Financial, but in no event later than the close of business on the tenth business day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date that may be agreed to in writing by the Parties. The Mid-Tier Merger shall be effected by the filing of a certificate of merger with the Delaware Office of the Secretary of State (the “Closing Date”), in accordance with the DGCL. The Mid-Tier Merger shall become effective at such time as the certificate of merger is filed with the Delaware Office of the Secretary of State, or at such later time as the Parties agree and specify in the certificate of merger, in accordance with the DGCL (the date and time the Mid-Tier Merger becomes effective being the “Effective Time”).

Section 2.04. Conversion of Roma Financial Common Stock.

At the Effective Time, by virtue of the Mid-Tier Merger and without any action on the part of Investors Bancorp, Roma Financial or the holders of any of the shares of Roma Financial Common Stock:

(a) All shares of Roma Financial Common Stock held in the treasury of Roma Financial (“Treasury Stock”), shares held by the Roma Bank ESOP that are returned to Roma Financial immediately prior to the Effective Time as contemplated by Section 6.07(e) herein, and each share of Roma Financial Common Stock owned by Investors Bancorp immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the Certificates for such shares shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

(b) Subject to Section 2.04(a), each share of Roma Financial Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into, as provided in and subject to the terms set forth in this Agreement, the right to receive 0.8653 shares (the “Exchange Ratio”) of Investors Bancorp Common Stock (the “Merger Consideration”).

(c) After the Effective Time, shares of Roma Financial Common Stock shall be no longer outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this section only represent the right to receive the Merger Consideration.

(d) In the event Investors Bancorp changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Investors Bancorp Common Stock issued and outstanding at or prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Investors Bancorp Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, that no such adjustment shall be made with regard to Investors Bancorp Common Stock if Investors Bancorp issues additional shares of Investors Bancorp Common Stock and receives fair market value consideration for such shares.

Section 2.05 Procedures for Exchange of Roma Financial Common Stock.

(a) At or prior to the Effective Time, Investors Bancorp shall reserve sufficient shares of Investors Bancorp Common Stock equal to the aggregate amount of the Merger Consideration payable pursuant to Section 2.04 of this Article II (such shares of Investors Bancorp Common Stock together with cash in lieu of fractional shares to be paid in accordance with Section 2.05(i) hereof being hereinafter referred to as the “Exchange Fund”).

(b) Investors Bancorp shall cause the Exchange Agent, as promptly as practical following the Effective Time, but in any event within five (5) business days after the Effective Time, to mail to each holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for the Merger Consideration into which the Roma Financial Common Stock represented by such Certificates shall have been converted as a result of the Mid-Tier Merger. The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, the Merger Consideration and a check representing any cash payment in lieu of fractional shares which such former holder has the right to receive in respect of the Certificate(s) surrendered pursuant to the provisions of this Section 2.05, and the Certificate(s) so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration.

(c) The holder of a Certificate shall have no rights, after the Effective Time, with respect to such Roma Financial Common Stock except to surrender the Certificate(s) in exchange for the Merger Consideration (and any cash in lieu of fractional shares) as provided in this Agreement. No dividends or other distributions with a record date after the Effective Time with respect to Investors Common Stock shall be paid to the holder of any unsurrendered Certificate(s) until the holder thereof shall surrender such Certificate(s) in accordance with this Section 2.05. After the surrender of any Certificate(s) in accordance with this Section 2.05, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Investors Common Stock.

(d) If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) From and after the Effective Time, there shall be no transfers on the stock transfer books of Roma Financial of the Roma Financial Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Roma Financial Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration (and any cash in lieu of fractional shares) and canceled as provided in this Article II.

(f) Neither Investors Bancorp nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to applicable abandoned property, escheat or other similar law.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Investors Bancorp, the posting by such person of a bond in such amount as the Exchange Agent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

(h) Investors Bancorp or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Roma Financial Common Stock such amounts as Investors Bancorp (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the IRC, or any applicable provision of U.S. Federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Investors Bancorp or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Roma Financial Common Stock in respect of whom such deduction and withholding were made by Investors Bancorp or the Exchange Agent.

(i) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Investors Bancorp Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Investors Bancorp Common Stock shall be payable on or with respect to any fractional share interest, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Investors Bancorp. In lieu of the issuance of any such fractional share, Investors Bancorp shall pay to each former holder of Roma Financial Common Stock who otherwise would be entitled to receive a fractional share of Investors Bancorp Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of Investors Bancorp Common Stock as reported on the Nasdaq for the ten consecutive trading days immediately preceding the Closing Date. For purposes of determining any fractional share interest, all shares of Roma Financial Common Stock owned by a Roma Financial shareholder shall be combined so as to calculate the maximum number of whole shares of Investors Bancorp Common Stock issuable to such Roma Financial shareholder.

Section 2.06 Treatment of Roma Financial Options.

(a) At the Effective Time, all Roma Financial Options issued under the Roma Financial 2008 Equity Incentive Plan that are outstanding and unexercised immediately prior thereto, whether vested or unvested, shall be, in accordance with their terms, become fully vested and converted, in their entirety, automatically into options to purchase shares of Investors Bancorp Common Stock (the “Continuing Options”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Roma Financial 2008 Equity Incentive Plan):

(1) The number of shares of Investors Bancorp Common Stock to be subject to the Continuing Options shall be equal to the product of the number of shares of Roma Financial Common Stock subject to the Roma Financial Options and the Exchange Ratio, provided that any fractional shares of Investors Bancorp Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(2) The exercise price per share of Investors Bancorp Common Stock under the Continuing Options shall be equal to the exercise price per share of Roma Financial Common Stock under the Roma Financial Options divided by the Exchange Ratio, provided that such exercise price shall be rounded to the nearest whole cent.

The adjustment provided herein with respect to any options which are “incentive stock options” (as defined in IRC Section 422) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the IRC. The duration and other terms of the Continuing Options shall be the same as the Roma Financial Options, except that all references to Roma Financial shall be deemed to be references to Investors Bancorp.

(b) At all times after the Effective Time, Investors Bancorp shall reserve for issuance such number of shares of Investors Bancorp Common Stock as necessary so as to permit the exercise of Continuing Options in the manner contemplated by this Agreement and in the instruments pursuant to which such options were granted. Shares of Investors Bancorp Common Stock issuable upon exercise of Continuing Options shall be covered by an effective registration statement on Form S-8, and Investors shall file a registration statement on Form S-8 covering such shares as soon as practicable after the Effective Time, but in no event later than 10 business days thereafter.

(c) Continuing Options may be exercised in accordance with the terms of the Roma Financial Options in effect immediately prior to the Effective Time, subject to applicable law and regulation.

Section 2.07 Treatment of Roma Financial Restricted Stock

At the Effective Time, each outstanding Roma Financial Restricted Share Award shall, in accordance with its terms, become fully vested and be converted automatically into the right to receive shares of Investors Bancorp Common Stock based on the Exchange Ratio.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE ROMA PARTIES

Each of the Roma Parties represents and warrants to Investors Bancorp that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made on the Closing Date), except as Previously Disclosed, and except as to any representation or warranty which relates to a specific date. The Roma Parties have made a good faith effort to ensure that the disclosure on each Disclosure Schedule provided by it to Investors Bancorp corresponds to the section reference herein. However, for purposes of the Disclosure Schedules, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of Roma Financial shall include the Knowledge of Roma MHC, Roma Bank and RomAsia Bank.

Section 3.01 Standard

Except as set forth in the following sentence, no representation or warranty of the Roma Parties contained in this Article III (other than the representation and warranty contained in Section 3.08, which shall be true in all respects) shall be deemed untrue or incorrect, and the Roma Parties shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of this Article III, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 3.02 (other than Sections 3.02(e), 3.02(f) and 3.02(g) and the last sentence of Section 3.02(b)), Section 3.03, Section 3.04 (other than Section 3.04(b)(iii)), Section 3.13(e) and (h), and Section 3.14, which shall be true and correct in all material respects, and Section 3.08, which shall be deemed untrue and incorrect if not true and correct in all respects.

Section 3.02 Organization

(a) Roma MHC is a Federal mutual holding company organized and validly existing under the laws of the United States, and is duly registered as a savings and loan holding company under the HOLA. Roma MHC has the full corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Roma MHC.

(b) Roma Financial is a Federal corporation organized and validly existing under the laws of the United States, and is duly registered as a savings and loan holding company under the HOLA. Roma Financial has the full corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on Roma Financial. Other than shares of capital stock of Roma Bank and RomAsia Bank, and the Subsidiaries of Roma Bank and RomAsia Bank as Previously Disclosed, Roma Financial does not own or control, directly or indirectly, or have the right to acquire directly or indirectly, any equity interest in any corporation, limited liability company, association, partnership, joint venture or other entity.

(c) Each of Roma Bank and RomAsia Bank is a Federal savings bank organized and validly existing under the laws of the United States. Except for their respective Subsidiaries that are identified as Roma Subsidiaries, neither Roma Bank nor RomAsia Bank possesses, directly or indirectly, any material equity interest in any corporation, limited liability company, association, partnership, joint venture or other entity, except for equity interests held in its investment portfolio, and equity interests held by Roma Bank or RomAsia Bank in a fiduciary capacity, and equity interests held in connection with its lending activities, including stock in the FHLB. Each of Roma Bank and RomAsia Bank owns all of the outstanding shares of capital stock of each of its Subsidiaries free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. The deposits of Roma Bank and RomAsia Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Roma Bank or RomAsia Bank, as applicable.

(d) Each of Roma Bank and RomAsia Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(e) The respective minute books of Roma MHC, Roma Financial, Roma Bank and RomAsia Bank accurately record, in all material respects, all material corporate actions of their respective shareholders, members and boards of directors (including committees) through the date of this Agreement.

(f) Prior to the date of this Agreement, true and correct copies of the charters and bylaws of Roma Bank, RomAsia Bank, Roma Financial and Roma MHC have been made available to Investors Bancorp.

(g) Roma MHC is engaged in no activities other than holding shares of Roma Financial Common Stock, and has no assets, other than shares of Roma Financial Common Stock and cash or cash equivalents and no liabilities.

Section 3.03 Capitalization

(a) The authorized capital stock of Roma Financial consists of forty-five million (45,000,000) shares of common stock, $0.10 par value (“Roma Financial Common Stock”), and five million (5,000,000) shares of Preferred Stock, no par value per share (the “Roma Financial Preferred Stock”). As of the date of this Agreement, there are 29,648,517 shares of Roma Financial Common Stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, including 22,584,993.75 shares of Roma Financial Common Stock held by Roma MHC (the “Roma MHC Shares”). There are no shares of Roma Financial Preferred Stock issued and outstanding. There are 3,083,358 shares of Roma Financial Common Stock held by Roma Financial as treasury stock. Except for Roma Financial Options, the RomAsia Warrants and shares of common stock of RomAsia Bank issuable upon the exercise of options to purchase RomAsia common stock granted under the RomAsia Bank 2009 Stock Option Plan as Previously Disclosed, neither Roma Financial nor any Roma Subsidiary has or is bound by any Right of any character relating to the purchase, sale, issuance or voting of, or right to receive dividends or other distributions on, any shares of Roma Financial Common Stock, or any other security of Roma Financial or any Roma Subsidiary, or any securities representing the right to vote, purchase or otherwise receive any shares of Roma Financial Common Stock or any other security of Roma Financial or a Roma Subsidiary.

(b) Roma MHC owns the Roma MHC Shares free and clear of any lien or encumbrance. Except for shares of Roma Financial Common Stock (and any equity interests that may be attributed to Roma MHC due to its ownership of Roma Financial Common Stock), Roma MHC does not possess, directly or indirectly, any equity interest in any corporation.

(c) The authorized capital stock of Roma Bank consists of ninety million (90,000,000) shares of common stock, $1.00 par value, and ten million (10,000,000) shares of preferred stock, $1.00 par value. There are one hundred (100) shares of Roma Bank common stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, and all of which are owned by Roma Financial free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever.

(d) The authorized capital stock of RomAsia Bank consists of forty-five million (45,000,000) shares of common stock, $0.10 par value, and five million (5,000,000) shares of preferred stock, $0.10 par value. There are 1,785,989 shares of RomAsia Bank common stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, and 1,623,389 shares of which are owned by Roma Financial free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever. The other stockholders of RomAsia Bank and the number of shares of common stock owned by each such stockholder has been Previously Disclosed. There are no shares of RomAsia Bank preferred stock outstanding.

Section 3.04 Authority; No Violation

(a) The Roma Parties have full power and authority to execute and deliver this Agreement, and, subject to (i) the receipt of all Regulatory Approvals, (ii) compliance with all conditions contained therein, including any statutory waiting periods, and (iii) the receipt of all required approvals of shareholders, to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Roma Parties and the completion by the Roma Parties of the transactions contemplated hereby have been duly and validly approved by the requisite vote of each Board of Directors of the Roma Parties and, except for approval from the shareholders of Roma Financial, and if required by the FRB the approval of the Roma MHC Members, no other corporate proceedings on the part of the Roma Parties are necessary to complete the Mergers and the transactions contemplated hereby. Roma Financial has approved the Roma Bank Merger and the Roma Bank Merger Agreement as the sole stockholder of Roma Bank. This Agreement has been duly and validly executed and delivered by each of the Roma Parties and constitutes the valid and binding obligations of each of the Roma Parties, enforceable against each of the Roma Parties in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and as to Roma Bank the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

(b) Subject to the receipt of approvals from the Regulatory Authorities and the compliance by the Roma Parties and the Investors Parties with any conditions contained therein (including the expiration of any applicable waiting period),

(A)	the execution and delivery of this Agreement by the Roma Parties,

(B)	the consummation of the transactions contemplated hereby, and

(C)	compliance by the Roma Parties with any of the terms or provisions hereof,

will not: (i) conflict with or result in a material breach of any provision of the charters or bylaws of any of the Roma Parties or the certificate of incorporation or other organizational document of any Roma Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Roma Parties or any of the properties or assets of the Roma Parties or any Roma Subsidiary; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of any of the Roma Parties or any Roma Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any Roma Party or a Roma Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (iii) above, for violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Roma Parties.

(c) Unless otherwise determined by the FRB, the affirmative vote of the holders of a majority of the issued and outstanding shares of Roma Financial Common Stock held by those holders of Roma Financial Common Stock other than Roma MHC, as well as an affirmative vote of two-thirds of all of the issued and outstanding shares of Roma Financial Common Stock, are the only votes of holders of any class of Roma Financial’s capital stock necessary to adopt and approve this Agreement and the transactions contemplated hereby.

(d) The board of directors of Roma Financial, by resolution duly adopted by the requisite vote of the board of directors at a meeting duly called and held, has (x) determined that this Agreement, the Mid-Tier Merger and the other transactions contemplated hereby are fair to and in the best interests of Roma Financial and its shareholders, and (y) recommended that the shareholders of Roma Financial approve this Agreement and directed that such matter be submitted for consideration by the Roma Financial shareholders at the Roma Financial Shareholders Meeting.

(e) The board of directors of Roma MHC, by resolution duly adopted by the requisite vote of the board of directors at a meeting duly called and held, has (x) determined that this Agreement, the MHC Merger Agreement, the MHC Merger and the other transactions contemplated hereby are fair to and in the best interests of Roma MHC and its Members, and (y) has determined to recommend that the Members of Roma MHC approve the MHC Merger and will direct that such matter be submitted for consideration by the Roma MHC Members at a Roma MHC Members Meeting.

(f) The board of directors of Roma Bank, by resolution duly adopted by the requisite vote of the board of directors at a meeting duly called and held, has (x) determined that this Agreement, the Roma Bank Merger, the Roma Bank Merger Agreement, and the other transactions contemplated hereby are fair to and in the best interests of Roma Bank and its shareholder, and (y) recommended that the shareholder of Roma Bank approve this Agreement and the Roma Bank Merger Agreement.

Section 3.05 Consents

Except for (a) filings with Regulatory Authorities, the receipt of the Regulatory Approvals, the expiration of any waiting periods, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the Articles of Combination with the Regulatory

Authorities, and such filings with the Department, the OCC and the FRB as are required for the Roma Bank Merger and the MHC Merger, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (d) the filing with Regulatory Authorities of the Members Proxy Statement for the vote of Roma MHC Members, (e) the filing with the Nasdaq Stock Market of a notification of the listing of the shares of Investors Common Stock to be issued in the Mid-Tier Merger, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Investors Common Stock pursuant to this Agreement, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to the Knowledge of Roma Financial, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by the Roma Parties, and (y) the completion of the Mergers by the Roma Parties. The Roma Parties have no Knowledge of any reason why any Regulatory Approvals or other required consents or approvals will not be received.

Section 3.06 Financial Statements and Securities Documents

(a) The Annual Reports on Form 10-K for the fiscal years ended December 31, 2011 and December 31, 2010 filed with the SEC by Roma Financial, and all other reports, registration statements, definitive proxy statements or information statements filed by Roma Financial subsequent to December 31, 2009 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the Securities Act (the “Roma Financial Securities Documents”), in the form filed with the SEC as of the date filed or, if amended or supplemented as of the date amended or supplemented, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Roma Financial Statements included or incorporated by reference into any such filing (including the related notes and schedules thereto) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of Roma Financial and the Roma Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

(b) Roma Financial has made available to Investors true, correct and complete copies of all written correspondence between the SEC and Roma Financial and any Roma Subsidiary occurring since December 31, 2009. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Roma Financial Securities Documents. The books and records of Roma Financial and each Roma Subsidiary have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Since January 1, 2009, Roma Financial and each Roma Subsidiary has timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments thereto, with the FRB, the FDIC the OCC, and with any other Governmental Entity, that they were required to file under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations, and all fees and assessments due and payable in connection therewith have been paid.

(d) Roma Financial (x) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (y) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Roma Financial, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Roma Financial by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to Roma Financial’s outside auditors and the audit committee of Roma Financial’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Roma Financial’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Roma Financial’s internal control over financial reporting. These disclosures (if any) were made in writing by management to Roma Financial’s auditors and audit committee and a copy has previously been made available to Investors Bancorp. Roma Financial’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2011, and such assessment concluded that such controls were effective.

(e) Since December 31, 2009, (A) neither Roma Financial nor any Roma Subsidiary nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of it or any Roma Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Roma Financial or any Roma Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Roma Financial or any Roma Subsidiary has engaged in questionable accounting or auditing practices, and (B) no attorney representing Roma Financial or any Roma Subsidiary, whether or not employed by Roma Financial or any Roma Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

(f) Other than in connection with this Agreement and the transactions contemplated hereby, since December 31, 2011, none of Roma Financial nor any Roma Subsidiary has incurred any liability other than as reflected in the Roma Financial Statements or in the ordinary course of business consistent with past practice.

Section 3.07 Taxes

Roma Financial and the Roma Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a). Each Roma Party and each Roma Subsidiary has duly filed all Federal, state and material local tax returns, including any and all declarations, claims for refunds, reports, information returns and information statements (“Tax Returns”) required to be filed by or with respect to it on or prior to the Closing Date, taking into account any extensions (all such returns, to the Knowledge of Roma Financial, being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material Federal, state and local taxes which have been incurred by or are due or claimed to be due from it by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, none of the Roma Parties has received written notice of, and to the Knowledge of Roma Financial there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of any Roma Party or any Roma Subsidiary, and no written claim has been made by any authority in a jurisdiction where any Roma Party or any Roma Subsidiary does not file tax returns that a Roma Party or any Roma Subsidiary is subject to taxation in that jurisdiction. No Roma Party and no Roma Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Each Roma Party and each Roma Subsidiary has, to its Knowledge, withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and each Roma Party and each Roma Subsidiary, to the Knowledge of Roma Financial, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

Section 3.08 No Material Adverse Effect.

Roma Financial has not suffered any Material Adverse Effect since December 31, 2011 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Roma Financial.

Section 3.09 Material Contracts; Leases; Defaults.

(a) Except as Previously Disclosed, neither Roma MHC, Roma Financial nor any Roma Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or material arrangement with any past or present officer, director or employee, except for “at will” arrangements; (ii) any plan, material arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar material arrangements for or with any past or present officers, directors or employees; (iii) any collective bargaining agreement with any labor union relating to employees; (iv) any agreement which by its terms limits the payment of dividends by Roma Financial or any Roma Subsidiary; (v) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Roma Financial or any Roma Subsidiary is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB advances, bankers’ acceptances, and “treasury tax and loan” accounts and transactions in “federal funds” in each case established in the ordinary course of business consistent with past practice, or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Investors Bancorp or any Investors Bancorp Subsidiary; (vi) any other agreement, written or oral, that obligates Roma MHC, Roma Financial or any Roma Subsidiary for the payment of more than $100,000 annually or for the payment of more than $150,000 over its remaining term, which is not terminable without cause on 60 days’ or less notice without penalty or payment (other than agreements for commercially available “off-the- shelf” software), or (vii) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by Roma Financial or any Roma Subsidiary other than generally applicable regulatory restrictions (it being understood that any non-compete or similar provision shall be deemed material, but any limitation on the scope of any license granted under any such agreement shall not be deemed material).

(b) Roma Financial has Previously Disclosed each real estate lease to which it or any Roma Subsidiary is a party that requires the consent of the lessor or its agent resulting from the Mergers by virtue of the terms of any such lease, identifying the section of the lease that contains such prohibition or restriction. Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge, neither Roma Financial nor any Roma Subsidiary is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(c) True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 3.09(a) and (b) (“Material Contracts”) have been made available to Investors Bancorp on or before the date hereof, and are in full force and effect on the date hereof. No party to any Material Contract will have the right to terminate any or all of the provisions of any such Material Contract as a result of the execution of, and the consummation of the transactions contemplated by, this Agreement.

(d) Since December 31, 2011, through and including the date of this Agreement, except as Previously Disclosed, and except as publicly disclosed in the Roma Financial Securities Documents filed or furnished prior to the date hereof, neither Roma Financial nor any Roma Subsidiary has (i) except for (A) normal increases for employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of agreements or severance plans and as Previously Disclosed by Roma Financial), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options or rights to purchase shares of Roma Financial Common Stock or shares of capital stock of any Roma Subsidiary, or any right to acquire any shares of such capital stock to any executive officer, director or employee of Roma Financial or any Roma Subsidiary, other than grants to employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice under Roma Financial Equity Incentive Plans, (iii) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, (iv) made any material election for federal or state income tax purposes, (v) made any material change in the credit policies or procedures of Roma Financial or any Roma Subsidiary, the effect of which was or is to make any such policy or procedure less restrictive in any material respect, (vi) made any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (vii) entered into any lease of real or personal property requiring annual payments in excess of $50,000, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, (viii) changed any accounting methods, principles or practices of Roma Financial or any Roma Subsidiary affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ix) suffered any strike, work stoppage, slow-down, or other labor disturbance.

Section 3.10 Ownership of Property; Insurance Coverage.

(a) Roma Financial and each Roma Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by Roma Financial or each Roma Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Roma Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by any Roma Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Roma Financial Statements. Roma Financial and the Roma Financial Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Roma Financial and any Roma Subsidiary in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

(b) With respect to all material agreements pursuant to which Roma Financial or any Roma Subsidiary has purchased securities subject to an agreement to resell, if any, Roma Financial or such Roma Subsidiary, as the case may be, has a lien or security interest (which to Roma Financial’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c) Roma Financial and each Roma Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither Roma Financial nor any Roma Subsidiary, has received notice from any insurance carrier since December 31, 2009 that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Roma Financial or any Roma Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and since December 31, 2009 Roma Financial and each Roma Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.

Section 3.11 Legal Proceedings.

Neither Roma MHC, Roma Financial nor any Roma Subsidiary is a party to any, and there are no pending or, to the Knowledge of Roma Financial, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Roma MHC, Roma Financial or any Roma Subsidiary, (ii) to which Roma MHC, Roma Financial or any Roma Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of any of the Roma Parties to perform under this Agreement, except as to (i) and (ii) above, for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on Roma MHC or Roma Financial.

Section 3.12 Compliance With Applicable Law.

(a) To Roma Financial’s Knowledge, and except as Previously Disclosed, each of Roma Financial and each Roma Subsidiary is in compliance in all material respects with all applicable Federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all applicable fair lending laws and other laws relating to discriminatory business practices and neither Roma Financial nor any Roma Subsidiary has received any written notice to the contrary. The Board of Directors of Roma Bank and RomAsia Bank each has adopted and Roma Bank and RomAsia Bank each has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder. Neither Roma Financial nor any Roma Subsidiary is a party to any agreement with any individual or group regarding CRA matters.

(b) Each of Roma MHC, Roma Financial and each Roma Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Regulatory Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Roma MHC or Roma Financial; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects and, to the Knowledge of Roma Financial, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining Regulatory Approvals.

(c) Since December 31, 2009, and except with respect to the OCC Agreement, neither Roma MHC, Roma Financial nor any Roma Subsidiary has received any written notification or, to Roma Financial’s Knowledge, any other communication from any Regulatory Authority (i) asserting that Roma MHC, Roma Financial or any Roma Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces; (ii) requiring, or threatening to require, Roma MHC, Roma Financial or any Roma Subsidiary, or indicating that Roma MHC, Roma Financial or any Roma Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting in any material respect the operations of Roma Financial or any Roma Subsidiary, including without limitation any restriction on the payment of dividends; or (iii) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of Roma Financial or any Roma Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Roma Financial Regulatory Agreement”). Except for the OCC Agreement, neither Roma MHC, Roma Financial nor any Roma Subsidiary has consented to or entered into any Roma Financial Regulatory Agreement that is currently in effect. The most recent regulatory rating given to Roma Bank as to compliance with the CRA is satisfactory or better.

(d) Roma Bank is in compliance in all material respects with the OCC Agreement, within the timelines established in the OCC Agreement.

(e) Roma Financial is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.

Section 3.13 Employee Benefit Plans.

(a) Roma Financial has Previously Disclosed a list of all existing bonus, incentive, deferred compensation, supplemental executive retirement plans, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit plans (including paid time off policies and other material benefit policies and procedures), fringe benefit plans, employment, consulting, settlement and change in control agreements and all other material benefit practices, policies and arrangements maintained by Roma MHC, Roma Financial or any Roma Subsidiary in which any employee or former employee, consultant or former consultant or director or former director participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits, including such plans of any entities acquired by any Roma Parties or any Roma Subsidiary (the “Roma Financial Compensation and Benefit Plans. Neither Roma MHC, Roma Financial nor any Roma Subsidiary has any written or oral commitment to create any additional Roma Financial Compensation and Benefit Plan or to materially modify, change or renew any existing Roma Financial Compensation and Benefit Plan (any modification or change that increases the cost of such plans would be deemed material), except as required to maintain the qualified status thereof, Roma Financial has made available to Investors Bancorp true and correct copies of the Roma Financial Compensation and Benefit Plans.

(b) To the Knowledge of Roma Financial, each Roma Financial Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, Part G of Subtitle I of ERISA and Section 4980B of the IRC (collectively, “COBRA”), the Health Insurance Portability and Accountability Act (“HIPAA”) and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Roma Financial Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter from the IRS or is entitled to rely on a determination letter issued to the sponsor of a master or prototype plan, and Roma Financial is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of Roma Financial, threatened action, suit or claim relating to any of the Roma Financial Compensation and Benefit Plans (other than routine claims for benefits). Neither Roma Financial nor any Roma Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Roma Financial Compensation and Benefit Plan that would reasonably be expected to subject Roma Financial or any Roma Subsidiary to a material unpaid tax or penalty imposed by either Chapter 43 of the IRC or Sections 409 or 502 of ERISA.

(c) No liability under Title IV of ERISA has been incurred by Roma Financial or any Roma Subsidiary with respect to any Roma Financial Compensation and Benefit Plan which is subject to Title IV of ERISA (“Roma Financial Defined Benefit Plan”) currently or formerly maintained by Roma Financial or any entity which is considered one employer with Roma Financial under Section 4001(b)(1) of ERISA or Section 414 of the IRC (an “Roma Financial ERISA Affiliate”) since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to Roma Financial or any Roma Financial ERISA Affiliate of incurring a liability under such Title. Except as Previously Disclosed, no Roma Financial Defined Benefit Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Roma Financial Defined Benefit Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Roma Financial Defined Benefit Plan as of the end of the most recent plan year with respect to the respective Roma Financial Defined Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Roma Financial Defined Benefit Plan as of the date hereof; there is not currently pending with the Pension Benefits Guarantee Corporation (“PBGC”) any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby). Neither Roma Financial nor any Roma Financial ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA. Neither Roma Financial, nor any Roma Financial ERISA Affiliate, nor any Roma Financial Compensation and Benefit Plan, including any Roma Financial Defined Benefit Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which Roma Financial, any Roma Financial ERISA Affiliate, and any Roma Financial Compensation and Benefit Plan, including any Roma Financial Defined Benefit Plan or any such trust or any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty pursuant to Section 409, 502(i) or 502(l) of ERISA or a tax imposed pursuant to Chapter 43 of the IRC.

(d) All material contributions required to be made under the terms of any Roma Financial Compensation and Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on Roma Financial’s consolidated financial statements to the extent required by GAAP and Section 412 of the IRC. Roma Financial and each Roma Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable Roma Financial Compensation and Benefit Plan for financial reporting purposes to the extent required by GAAP.

(e) Except as Previously Disclosed, neither Roma Financial nor any Roma Subsidiary has any obligations to provide retiree health, life insurance, or disability insurance, or any retiree death benefits under any Roma Financial Compensation and Benefit Plan, other than benefits mandated by COBRA. There has been no communication to employees by Roma Financial or any Roma Subsidiary that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, or disability insurance, or any retiree death benefits.

(f) Neither Roma Financial nor any Roma Subsidiary maintains any Roma Financial Compensation and Benefit Plans covering employees who are not United States residents.

(g) With respect to each Roma Financial Compensation and Benefit Plan, if applicable, Roma Financial has provided or made available to Investors Bancorp copies of the: (A) plan documents, including any underlying distribution election forms and benefit schedules, trust instruments and insurance contracts; (B) three most recent IRS Forms 5500; (C) three most recent actuarial reports and financial statements, including the total accrued and vested liabilities, all contributions made by Roma Financial and any Roma Subsidiary and assumptions on which the calculations are based; (D) most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5310 or Form 5330 filed with the IRS within the last three years; (G) most recent nondiscrimination tests performed under ERISA and the IRC (including 401(k) and 401(m) tests); and (H) all material communications with any governmental authority (including the U.S. Department of Labor, IRS, PBGC, OCC, FRB and SEC) with respect to any Roma Financial Compensation and Benefit Plan.

(h) Except as Previously Disclosed, the consummation of the Mergers will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Effective Time) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) entitle any employee or independent contractor to terminate any plan, agreement or arrangement without cause and continue to accrue future benefits thereunder, or result in the vesting or acceleration of any benefits under any Roma Financial Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Roma Financial Compensation and Benefit Plan.

(i) Neither Roma Financial nor any Roma Subsidiary maintains any compensation plans, programs or arrangements under which any payment is reasonably likely to become non-deductible, in whole or in part, for tax reporting purposes as a result of the limitations under Section 162(m) of the IRC and the regulations issued thereunder.

(j) Except as Previously Disclosed, to the Knowledge of Roma Financial, all “non-qualified” deferred compensation plans, programs or arrangements (within the meaning of Section 409A of the IRC) of Roma Financial and each Roma Subsidiary have (i) between January 1, 2005 and December 31, 2008, been operated in all material respects in good faith compliance with Section 409A of the IRC and applicable IRS Notices, and (ii) since January 1, 2009 (or such later date as permitted under applicable guidance issued by the IRS), have been in compliance with Section 409A of the IRC and IRS regulations and guidance thereunder. All stock options and stock appreciation rights granted by Roma Financial or any Roma Subsidiary to any current or former employee or director have been granted with a per share exercise price or reference price at least equal to the fair market value of the underlying stock on the date the option or stock appreciation right was granted, within the meaning of Section 409A of the IRC and associated guidance.

(k) Except as Previously Disclosed, there are no stock options, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Roma Financial Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof.

(l) Roma Financial has Previously Disclosed a list setting forth, as of the payroll date immediately preceding the date of this Agreement, a list of the full names of all officers, and employees of Roma Financial and each Roma Subsidiary whose annual rate of salary is $75,000 or greater, their title and rate of salary, and their date of hire.

(m) Any amount that is reasonably likely to be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, director or independent contractor of the Roma Parties who is a “Disqualified Individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Roma Financial Compensation and Benefit Plan currently in effect will not be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the IRC).

Section 3.14 Brokers, Finders and Financial Advisors.

Neither Roma MHC, Roma Financial nor any Roma Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Sandler O’Neill & Partners, L.P. by Roma Financial and the fee payable pursuant thereto. Roma Financial has Previously Disclosed a true and correct copy of the engagement agreement with Sandler O’Neill & Partners, L.P. for its services rendered to the Roma Parties in connection with the Mergers and transactions contemplated by this Agreement.

Section 3.15 Environmental Matters.

(a) With respect to Roma Financial and each Roma Subsidiary:

(i) To the Knowledge of Roma Financial, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Roma Financial or any Roma Subsidiary. To the Knowledge of Roma Financial, no condition exists or event has occurred with respect to any of Roma Financial and each Roma Subsidiary or any owned or operated property that is reasonably likely to result in any material liability to Roma Financial or any Roma Subsidiary by reason of any Environmental Laws. Neither Roma Financial nor any Roma Subsidiary during the past five years has received any written notice from any Person or Governmental Entity that Roma Financial or any Roma Subsidiary or the operation or condition of any property ever owned, operated by Roma Financial or any Roma Subsidiary (including Participation Facilities) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Roma Financial or any Roma Subsidiary;

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Roma Financial, threatened, before any court, governmental agency or other forum against Roma Financial or any Roma Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or Release into the environment of any Materials of Environmental Concern whether or not occurring at or on a site owned, leased or operated by Roma Financial or any Roma Subsidiary;

(iii) To Roma Financial’s Knowledge, there are no underground storage tanks on, in or under any properties owned or operated by Roma Financial or any Roma Subsidiary, and to Roma Financial’s Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by Roma Financial or any Roma Subsidiary or any Participation Facility except in compliance with Environmental Laws in all material respects; and

(iv) To the Knowledge of Roma Financial, no condition exists on any property for which Roma Financial holds a lien, that results or resulted in a material violation of Environmental Laws or creates a material liability under Environmental Law that is reasonably likely to impose a material liability (including a material remediation obligation) upon Roma Financial or any Roma Subsidiary.

(b) “Participation Facility” means any facility in which Roma Financial or any Roma Subsidiary participates in the management (as that term is defined under CERCLA), whether as a fiduciary, lender in control of the facility, owner or operator.

Section 3.16 Loan Portfolio.

(a) The allowance for loan losses reflected in Roma Financial’s audited consolidated balance sheet at December 31, 2011 was, and the allowance for loan losses shown on the balance sheets in the Roma Financial Securities Documents for periods ending after December 31, 2011 was or will be, adequate, as of the date thereof, under GAAP.

(b) Roma Financial has Previously Disclosed a list setting forth, as of November 30, 2012, by account, of: (A) all loans (including loan participations) of Roma Financial or any other Roma Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of Roma Financial or any other Roma Subsidiary which have been terminated by Roma Financial or any other Roma Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified Roma Financial or any other Roma Subsidiary during three years preceding the date of this Agreement, or has asserted against Roma Financial or any other Roma Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Roma Financial, each borrower, customer or other party which has given Roma Financial or any other Roma Subsidiary any oral notification of, or orally asserted to or against Roma Financial or any other Roma Subsidiary, any such claim; (D) all loans, (1) that are contractually past due 60 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are as of the date of this Agreement classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by Roma Financial and any Roma Subsidiary, or any applicable Regulatory Authority, (4) as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (6) where a specific reserve allocation exists in connection therewith or (7) that are required to be accounted for as a troubled debt restructuring in accordance with Financial Accounting Standards Board Accounting Standards Codification 310-40, “Troubled Debt Restructuring by Creditors,” as updated by Accounting Standards Update 2011-02; and (E) all assets classified by Roma Bank or any Roma Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. The foregoing list may exclude any individual loan with a principal outstanding balance of less than $100,000.

(c) All loans receivable (including discounts) and accrued interest entered on the books of Roma Financial and each Roma Subsidiary arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Roma Financial’s or the appropriate Roma Subsidiary’s respective business. To the Knowledge of Roma Financial, the loans, discounts and the accrued interest reflected on the books of Roma Financial and each Roma Subsidiary are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Roma Financial or the appropriate Roma Subsidiary free and clear of any liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

Section 3.17 Reserved.

Section 3.18 Related Party Transactions.

Except as Previously Disclosed or as described in Roma Financial’s Proxy Statement distributed in connection with the annual meeting of shareholders held on April 18, 2012, neither Roma Financial nor any Roma Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Roma Financial or any Roma Subsidiary. All such transactions that are loans (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve substantially more than the normal risk of collectability or present other unfavorable features (as such terms are used under Item 404 of SEC Regulation S-K promulgated under the Securities Act and the Exchange Act). All such transactions (whether or not loans) complied with FDIC Regulation O and FRB Regulation W, to the extent applicable. No loan or credit accommodation to any Affiliate of Roma Financial or any Roma Subsidiary is presently in default or, during the three year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. To the Knowledge of Roma Financial, neither Roma Financial nor any Roma Subsidiary has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by Roma Financial is inappropriate.

Section 3.19 Investment Management and Related Activities

Except as Previously Disclosed, none of Roma Financial, any Roma Subsidiary or any director, officer or employee of Roma Financial or any Roma Subsidiary, is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Entity as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Entity.

Section 3.20 Registration Obligations.

Neither Roma Financial nor any Roma Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

Section 3.21 Risk Management Instruments.

All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Roma Financial’s own account, or for the account of one or more of Roma Financial or a Roma Subsidiary or their customers, were in all material respects entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of Roma Financial, with counterparties believed to be financially responsible at the time; and to Roma Financial’s Knowledge each of them constitutes the valid and legally binding obligation of Roma Financial or a Roma Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Roma Financial nor any Roma Subsidiary, nor to the Knowledge of Roma Financial any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

Section 3.22 Fairness Opinion.

Roma Financial has received a written opinion from Sandler O’Neill & Partners, L.P. to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the minority shareholders of Roma Financial pursuant to this Agreement is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.23 Trust Accounts.

Roma Bank and each Roma Subsidiary has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Roma nor any other Roma Subsidiary, and to the Knowledge of Roma Financial, nor any of their respective directors, officers or employees, have committed any breach of trust with respect to any such fiduciary account and the records for each such fiduciary account.

Section 3.24 Intellectual Property.

Roma Financial and each Roma Subsidiary owns or, to Roma Financial’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, service marks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of Roma Financial’s or any Roma Subsidiary’s business, and neither Roma Financial nor any Roma Subsidiary has received any notice of conflict with respect thereto that asserts the rights of others. Roma Financial and each Roma Subsidiary has performed all the material obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing. To the Knowledge of Roma Financial, the conduct of the business of Roma Financial and each Roma Subsidiary as currently conducted or proposed to be conducted does not, in any material respect, infringe upon, misappropriate or otherwise violate any intellectual property owned or controlled by any third party.

Section 3.25 Labor Matters.

There are no labor or collective bargaining agreements to which Roma Financial or any Roma Subsidiary is a party. To the Knowledge of Roma Financial, there is no union organizing effort pending or threatened against Roma Financial or any Roma Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Roma Financial, threatened against Roma Financial or any Roma Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Roma Financial, threatened against Roma Financial or any Roma Subsidiary (other than routine employee grievances that are not related to union employees). Roma Financial and each Roma Subsidiary is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.

Section 3.26 Roma Financial Information Supplied.

The information relating to Roma Financial and any Roma Subsidiary to be contained in the Proxy Statement-Prospectus, or furnished to Investors Bancorp for inclusion in any other document filed with any Regulatory Authority or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement-Prospectus will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Roma Financial with respect to statements made or incorporated by reference therein based on information supplied by Investors Bancorp specifically for inclusion or incorporation by reference in the Proxy Statement-Prospectus.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS PARTIES

Each of the Investors Parties represent and warrant to Roma Financial that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made on the Closing Date), except as Previously Disclosed, and except as to any representation or warranty which relates to a specific date. Investors Bancorp has made a good faith effort to ensure that the disclosure on each schedule of the Disclosure Schedules delivered by it to Roma Financial corresponds to the section referenced herein. However, for purposes of these Disclosure Schedules, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule. References to the Knowledge of Investors Bancorp shall include the Knowledge of Investors Bank and Investors MHC.

Section 4.01 Standard.

Except as set forth in the following sentence, no representation or warranty of the Investors Parties contained in this Article IV (other than the representation and warranty contained in Section 4.08, which shall be true in all respects) shall be deemed untrue or incorrect, and the Investors Parties shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of this Article IV, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty. The foregoing standard shall not apply to representations and warranties contained in Sections 4.02 (other than Sections 4.02(d), 4.02(e) and 4.02(f) and the last sentence of Section 4.02(b)), Section 4.03, and Section 4.04 (other than Section 4.04(b)(iii)), which shall be true and correct in all material respects, and Section 4.08, which shall be deemed untrue and incorrect if not true and correct in all respects.

Section 4.02 Organization.

(a) Investors MHC is a mutual holding company organized, validly existing and in good standing under the laws of the State of New Jersey, and is duly registered as a bank holding company under the BHCA. Investors MHC has the full corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Investors MHC.

(b) Investors Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a bank holding company under the BHCA. Investors Bancorp has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Investors Bancorp.

(c) Investors Bank is a savings bank duly organized and validly existing under the laws of the State of New Jersey. The deposits of Investors Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Investors Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein.

(d) Investors Bancorp has Previously Disclosed each Investors Bancorp Subsidiary. Each Investors Bancorp Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

(e) The respective minute books of Investors MHC, Investors Bancorp and each Investors Bancorp Subsidiary accurately records, in all material respects, all material corporate actions of their respective shareholders and boards of directors (including committees) through the date of this Agreement.

(f) Prior to the date of this Agreement, Investors Bancorp has made available to Roma Financial true and correct copies of the certificate of incorporation and bylaws of Investors Bancorp, Investors Bank and Investors MHC.

(g) Investors MHC is engaged in no operating activities other than holding shares of Investors Bancorp Common Stock, and has no assets, other than shares of Investors Bancorp Common Stock and cash, cash equivalents or financial investments, and has no liabilities.

Section 4.03 Capitalization.

(a) The authorized capital stock of Investors Bancorp consists of two hundred million (200,000,000) shares of common stock, $0.01 par value (“Investors Bancorp Common Stock”), and fifty million (50,000,000) shares of Preferred Stock, $0.01 par value (the “Investors Bancorp Preferred Stock”). As of the date of this Agreement, there are 111,889,882 shares of Investors Bancorp Common Stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, including 65,396,235 shares of Investors Bancorp Common Stock held by Investors MHC (the “Investors MHC Shares”). There are no shares of Investors Bancorp Preferred Stock issued and outstanding. As of the date of this Agreement, there are 6,120,398 shares of Investors Bancorp Common Stock held by Investors Bancorp as treasury stock. Except for Investors Bancorp Options, neither Investors Bancorp nor any Investors Bancorp Subsidiary has or is bound by any Right of any character relating to the purchase, sale, issuance or voting of, or right to receive dividends or other distributions on, any shares of Investors Bancorp Common Stock, or any other security of Investors Bancorp or any Investors Bancorp Subsidiary, or any securities representing the right to vote, purchase or otherwise receive any shares of Investors Bancorp Common Stock or any other security of Investors Bancorp.

(b) Investors MHC owns the Investors MHC Shares free and clear of any lien or encumbrance. Except for shares of Investors Bancorp Common Stock (and any equity interests that may be attributed to Investors MHC due to its ownership of Investors Bancorp Common Stock), Investors MHC does not possess, directly or indirectly, any equity interest in any corporation.

(c) The authorized capital stock of Investors Bank consists of five million (5,000,000) shares of common stock, $2.00 par value, and no shares of preferred stock. There are two hundred and fifty thousand (250,000) shares of Investors Bank common stock outstanding, all of which are validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, and all of which are owned by Investors Bancorp free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever.

(d) To the Knowledge of Investors Bancorp, and except as set forth in the Investors Bancorp proxy statement dated April 10, 2012, no Person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of Investors Bancorp Common Stock.

Section 4.04 Authority; No Violation.

(a) The Investors Parties have full power and authority to execute and deliver this Agreement, and subject to (i) the receipt of all Regulatory Approvals, (ii) compliance with all conditions contained therein, including any statutory waiting periods, and (iii) the receipt of all required approvals of shareholders, to perform their obligations thereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Investors Parties and the completion by the Investors Parties of the transactions contemplated hereby have been duly and validly approved by the requisite vote of each Board of Directors of the Investors Parties and by Investors Bancorp as the sole shareholder of Investors Bank, and, except for approval from the shareholders of Investors Bancorp, no other corporate proceedings on the part of the Investors Parties are necessary to complete the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the Investors Parties and constitutes the valid and binding obligations of each of the Investors Parties, enforceable against each of the Investors Parties in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and as to Investors Bank, the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

(b) Subject to the receipt of approvals from the Regulatory Authorities and the compliance by the Investors Parties and the Roma Parties with any conditions contained therein (including the expiration of any applicable waiting period),

(A)	the execution and delivery of this Agreement by the Investors Parties,

(B)	the consummation of the transactions contemplated hereby, and

(C)	compliance by the Investors Parties with any of the terms or provisions hereof,

will not: (i) conflict with or result in a material breach of any provision of the charters or bylaws of any of the Investors Parties or the certificate of incorporation of any Investors Bancorp Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Investors Parties or any of the properties or assets of the Investors Parties; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of any of the Investors Parties under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which any Investors Party is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (iii) above, for violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Investors Parties.

(c) The affirmative vote of the holders of a majority of the issued and outstanding shares of Investors Bancorp Common Stock voted at the Investors Bancorp Shareholder Meeting is the only vote of holders of any class of Investors Bancorp’s capital stock necessary to adopt and approve this Agreement and the transactions contemplated hereby.

(d) The board of directors of Investors Bancorp, by resolution duly adopted by the requisite vote of the board of directors at a meeting duly called and held, has (x) determined that this Agreement, the Mid-Tier Merger and the other transactions contemplated hereby are fair to and in the best interests of Investors Bancorp and its shareholders and declared the Mid-Tier Merger to be advisable, and (y) recommended that the shareholders of Investors Bancorp approve this Agreement and directed that such matter be submitted for consideration by the Investors Bancorp shareholders at the Investors Bancorp Shareholders Meeting.

Section 4.05 Consents.

Except for (a) filings with Regulatory Authorities, the receipt of the Regulatory Approvals, the expiration of any waiting periods, and compliance with any conditions contained therein, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the Articles of Combination with the Regulatory Authorities, and such filings with the Department, the OCC and the FRB as are required for the Roma Bank Merger and the MHC Merger, (c) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (e) the filing with the Nasdaq Stock Market of a notification of the listing of the shares of Investors Common Stock to be issued in the Mid-Tier Merger, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Investors Common Stock pursuant to this Agreement, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity are necessary, and, to the Knowledge of Investors Bancorp, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by the Investors Parties, and (y) the completion of the Mergers by the Investors Parties. The Investors Parties have no Knowledge of any reason that any Regulatory Approvals or other required consents or approvals will not be received.

Section 4.06 Financial Statements and Securities Documents.

(a) The Annual Reports on Form 10-K for the years ended December 31, 2011 and December 31, 2010 filed with the SEC by Investors Bancorp, and all other reports, registration statements, definitive proxy statements or information statements filed by Investors Bancorp subsequent to December 31, 2009 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act or under the Securities Act (the “Investors Bancorp

Securities Documents”), in the form filed with the SEC as of the date filed or, if amended or supplemented as of the date amended or supplemented, (A) complied in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Investors Financials included or incorporated by reference into any such filing (including the related notes and schedules thereto) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of Investors Bancorp and the Investor Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

(b) Investors Bancorp has made available to the Roma Parties true, correct and complete copies of all written correspondence between the SEC and Investors Bancorp and any Investors Bancorp Subsidiary occurring since December 31, 2009. There are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Investors Bancorp Securities Documents. The books and records of Investors Bancorp and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Since January 1, 2009, Investors Bancorp and each of its Subsidiaries have timely filed all reports, forms, schedules, registrations, statements and other documents, together with any amendments thereto, that they were required to file with any Governmental Entity and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations, and all fees and assessments due and payable in connection therewith have been paid.

(d) Investors Bancorp (x) has implemented and maintains a system of internal control over financial reporting (as required by Rule 13a-15(a) of the Exchange Act) that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP and to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets and (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (y) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Investors Bancorp, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Investors Bancorp by others within those entities, and (z) has disclosed, based on its most recent evaluation prior to the date hereof, to Investors Bancorp outside auditors and the audit committee of Investors Bancorp Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Investors Bancorp ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Investors Bancorp internal control over financial reporting. These disclosures (if any) were made in writing by management to Investors Bancorp auditors and audit committee and a copy has previously been made available to Roma Financial. Investors Bancorp management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2011, and such assessment concluded that such controls were effective.

(e) Since December 31, 2009, (A) neither Investors Bancorp nor any Investors Bancorp Subsidiary nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of Investors Bancorp or any Investors Bancorp Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Investors Bancorp or any Investors Bancorp Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Investors Bancorp or any Investors Bancorp Subsidiary has engaged in questionable accounting or auditing practices, and (B) no attorney representing Investors Bancorp or any Investors Bancorp Subsidiary, whether or not employed by Investors Bancorp or any Investors Bancorp Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by it or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

(f) Other than in connection with this Agreement and the transactions contemplated hereby, since December 31, 2011, Investors Bancorp and its Subsidiaries have not incurred any liability other than as reflected in the Investors Financials or in the ordinary course of business consistent with past practice.

Section 4.07 Taxes.

Each Investors Party and each Investors Bancorp Subsidiary has duly filed all Tax Returns required to be filed by or with respect to it on or prior to the Closing Date, taking into account any extensions (all of such returns, to the Knowledge of Investors Bancorp, being accurate and correct in all material respects) and had duly paid or made provisions for the payment of all material Federal, state and local taxes which have been incurred by or are due or claimed to be due from it by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Closing Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, none of the Investors Parties has received written notice of, and to Knowledge of Investors Bancorp there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of any Investors Party or any Investors Bancorp Subsidiary, and no written claim has been made by any authority in a jurisdiction where any Investors Party or any Investors Bancorp Subsidiary does not file tax returns that an Investors party or any Investors Bancorp Subsidiary is subject to taxation in that jurisdiction. No Investors Party and no Investors Bancorp Subsidiary has executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Each Investors Party and each Investors Bancorp Subsidiary has, to its Knowledge, withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owning to any employee, independent contractor, creditor, shareholder or other third party, and each Investors Party and each Investors Bancorp Subsidiary, to the Knowledge of Investors Bancorp, has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

Section 4.08 No Material Adverse Effect.

Investors Bancorp has not suffered any Material Adverse Effect since December 31, 2011 and no event has occurred or circumstance arisen since that date which, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Investors Bancorp.

Section 4.09 Ownership of Property; Insurance Coverage.

(a) Investors Bancorp and each Investors Bancorp Subsidiary has good and, as to real property, marketable title to all material assets and properties owned by Investors Bancorp or each Investors Bancorp Subsidiary in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the Investors Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), subject to no material encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, or any transaction by an Investors Bancorp Subsidiary acting in a fiduciary capacity, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, (iii) non-monetary liens affecting real property which do not adversely affect the value or use of such real property, and (iv) those described and reflected in the Investors Financials. Investors Bancorp and the Investors Bancorp Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Investors Bancorp and its Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.

(b) With respect to all material agreements pursuant to which Investors Bancorp or any Investors Bancorp Subsidiary has purchased securities subject to an agreement to resell, if any, Investors Bancorp or such Investors Bancorp Subsidiary, as the case may be, has a lien or security interest (which to Investors Bancorp’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c) Investors Bancorp and each Investors Bancorp Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations. Neither Investors Bancorp nor any Investors Bancorp Subsidiary has received notice from any insurance carrier since December 31, 2009 that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs (other than with respect to health or disability insurance) with respect to such policies of insurance will be substantially increased. There are presently no material claims pending under such policies of insurance and no notices have been given by Investors Bancorp or any Investors Bancorp Subsidiary under such policies (other than with respect to health or disability insurance). All such insurance is valid and enforceable and in full force and effect, and since December 31, 2009 Investors Bancorp and each Investors Bancorp Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies.

Section 4.10 Legal Proceedings.

Neither Investors MHC, Investors Bancorp nor any Investors Bancorp Subsidiary is a party to any, and there are no pending or, to the Knowledge of Investors Bancorp, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Investors MHC, Investors Bancorp or any Investors Bancorp Subsidiary, (ii) to which Investors MHC, Investors Bancorp or any Investors Bancorp Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which would reasonably be expected to adversely affect the ability of the Investors Parties to perform under this Agreement, except as to (i) and (ii) above, for any proceeding, claim, action, investigation or inquiry which, if adversely determined, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect on Investors Bancorp.

Section 4.11 Compliance With Applicable Law.

(a) To the Knowledge of Investors Bancorp, each of Investors Bancorp and each Investors Bancorp Subsidiary is in compliance in all material respects with all applicable Federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the USA PATRIOT Act, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Investors Bancorp nor any Investors Bancorp Subsidiary has received any written notice to the contrary. The Board of Directors of Investors Bank has adopted and Investors Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act and the regulations thereunder. Neither Investors Bancorp nor any Investors Subsidiary is a party to any agreement with any individual or group regarding CRA matters.

(b) Each of Investors MHC, Investors Bancorp and each Investors Bancorp Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Regulatory Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Investors Bancorp, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

(c) Since December 31, 2009, neither Investors MHC, Investors Bancorp nor any Investors Bancorp Subsidiary has received any written notification or, to the Knowledge of Investors Bancorp, any other communication from any Regulatory Authority (i) asserting that Investors MHC, Investors Bancorp or any Investors Bancorp Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces; (ii) requiring or threatening to require Investors MHC, Investors Bancorp or any Investors Bancorp Subsidiary, or indicating that Investors MHC, Investors Bancorp or any Investors Bancorp Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any Federal or state governmental agency or authority which is charged with the supervision or regulation of banks or engages in the insurance of bank deposits restricting in any material respect the operations of Investors Bancorp or any Investors Bancorp Subsidiary, including without limitation any restriction on the payment of dividends; or (iii) directing, in any manner the operations of Investors Bancorp or any Investors Bancorp Subsidiary, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as an “Investors Bancorp Regulatory Agreement”). Neither Investors MHC, Investors Bancorp nor any Investors Bancorp Subsidiary has consented to or entered into any currently effective Investors Bancorp Regulatory Agreement. The most recent regulatory rating given to Investors Bank as to compliance with the CRA is satisfactory or better.

(d) Investors Bancorp is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq.

Section 4.12 Investors Bancorp Common Stock.

The shares of Investors Bancorp Common Stock to be issued as Merger Consideration pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.13 Investors Bancorp Information Supplied.

The information relating to Investors Bancorp and any Investors Bancorp Subsidiary to be contained in the Proxy Statement-Prospectus, in any proxy statement for the merger of RomAsia Bank with and into Investors Bank or the merger of Roma MHC with and into Investors MHC, or in other document filed with any Regulatory Authority or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement-Prospectus will comply with the provisions of the Exchange Act and the rules and regulations thereunder and the provisions of the Securities Act and the rules and regulations thereunder, except that no representation or warranty is made by Investors Bancorp with respect to statements made or incorporated by reference therein based on information supplied by Roma Financial specifically for inclusion or incorporation by reference in the Proxy Statement-Prospectus.

Section 4.14 Employee Benefit Plans.

(a) Investors Bancorp has Previously Disclosed a list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, employee stock ownership, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare benefit, and fringe benefit plans and all other benefit practices, policies and arrangements maintained by Investors Bancorp or any Investors Bancorp Subsidiary and in which employees in general may participate (the “Investors Compensation and Benefit Plans”).

(b) To the Knowledge of Investors Bancorp, each Investors Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA, and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the IRC, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Each Investors Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and which is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter from the IRS or is entitled to rely on a determination letter issued to the sponsor of a master or prototype plan, and Investors Bancorp is not aware of any circumstances which are reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Knowledge of Investors Bancorp, threatened action, suit or claim relating to any of the Investors Compensation and Benefit Plans (other than routine claims for benefits). Neither Investors Bancorp nor any Investors Bancorp Subsidiary has engaged in a transaction, or omitted to take any action, with respect to any Investors Compensation and Benefit Plan that would reasonably be expected to subject Investors Bancorp or any Investors Bancorp Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the IRC or Section 502 of ERISA.

(c) No liability to any Governmental Entity, other than PBGC premiums arising in the ordinary course of business, has been or is expected by Investors Bancorp or any Investors Bancorp Subsidiary with respect to any Investors Compensation and Benefit Plan which is subject to Title IV of ERISA (“Investors Defined Benefit Plan”) currently or formerly maintained by Investors Bancorp or any entity which is considered one employer with Investors Bancorp under Section 4001(b)(1) of ERISA or Section 414 of the IRC (an “Investors ERISA Affiliate”). No Investors Defined Benefit Plan had an “accumulated funding deficiency” (as defined in Section 431 of the IRC), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof. The fair market value of the assets of each Investors Defined Benefit Plan exceeds the present value of the benefits guaranteed under Section 4022 of ERISA under such Investors Defined Benefit Plan as of the end of the most recent plan year with respect to the respective Investors Defined Benefit Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Investors Defined Benefit Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Investors Defined Benefit Plan within the 12-month period ending on the date hereof. Neither Investors Bancorp nor any of its Investors Subsidiaries has provided, or is required to provide, security to any Investors Defined Benefit Plan or has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result in the imposition of a lien under Section 412(n) of the IRC or pursuant to ERISA. Neither Investors Bancorp nor any Investors Bancorp Subsidiary nor any Investors ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after January 1, 1998.

(d) All material contributions required to be made under the terms of any Investors Compensation and Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on Investors Bancorp’s consolidated financial statements to the extent required by GAAP. Investors Bancorp and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable Investors Compensation and Benefit Plan for financial reporting purposes to the extent required by GAAP.

Section 4.15 Environmental Matters

(a) To the Knowledge of Investors Bancorp, neither the conduct nor operation of its business nor any condition of any property currently or previously owned or operated by it (including, without limitation, in a fiduciary or agency capacity), or on which it holds a lien, results or resulted in a violation of any Environmental Laws that is reasonably likely to impose a material liability (including a material remediation obligation) upon Investors Bancorp or any of Investors Bancorp Subsidiary. To the Knowledge of Investors Bancorp, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to Investors Bancorp or any Investors Bancorp Subsidiary by reason of any Environmental Laws. Neither Investors Bancorp nor any Investors Bancorp Subsidiary during the past five years has received any written notice from any Person that Investors Bancorp or any Investors Bancorp Subsidiary or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are currently in violation of or otherwise are alleged to have financial exposure under any Environmental Laws or relating to Materials of Environmental Concern (including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Materials of Environmental Concern at, on, beneath, or originating from any such property) for which a material liability is reasonably likely to be imposed upon Investors Bancorp or any Investors Bancorp Subsidiary.

(b) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of Investors Bancorp, threatened, before any court, governmental agency or other forum against Investors Bancorp or any Investors Bancorp Subsidiary (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (defined herein) into the environment of any Materials of Environmental Concern (as defined herein), whether or not occurring at or on a site owned, leased or operated by any of the Investors Bancorp or any Investors Bancorp Subsidiary.

Section 4.16 Brokers, Finders and Financial Advisors.

Neither Investors MHC, Investors Bancorp nor any Investors Bancorp Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such person in connection with the transactions contemplated by this Agreement except for the retention of Stifel Nicolaus Weisel (“Stifel”) and RBC Capital Markets, LLC (“RBC”) by Investors Bancorp and the fee payable pursuant thereto. Investors Bancorp has Previously Disclosed true and correct copies of the engagement agreements with Stifel and RBC, setting forth the fee payable to Stifel and RBC for services rendered to the Investors Parties in connection with the Mergers and transactions contemplated by this Agreement.

Section 4.17 Securities Documents.

Investors Bancorp has made available to Roma Financial copies of its (i) annual reports on Form 10-K for the years ended December 31, 2011, 2010 and 2009, and (ii) proxy materials used in connection with its meetings of shareholders held in 2011, 2010 and 2009.

Section 4.18 Fairness Opinion.

Investors Bancorp has received a written opinion from RBC to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be paid by Investors Bancorp is fair to Investors Bancorp from a financial point of view.

Section 4.19 Loan Portfolio.

(a) The allowance for loan losses reflected in Investors Bancorp’s audited consolidated balance sheet at December 31, 2011 was, and the allowance for loan losses shown on the balance sheets in the Investors Bancorp Securities Documents for periods ending after December 31, 2011 was or will be, adequate, as of the date thereof, under GAAP.

(b) Investors Bancorp has Previously Disclosed a list setting forth, as of October 31, 2012, by account, of: (A) all loans (including loan participations) of Investors Bancorp or any other Investors Subsidiary that have been accelerated during the past twelve months; (B) all loan commitments or lines of credit of Investors Bancorp or any other Investors Subsidiary which have been terminated by Investors Bancorp or any other Investors Subsidiary during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower; (C) each borrower, customer or other party which has notified Investors Bancorp or any other Investors Subsidiary during three years preceding the date of this Agreement, or has asserted against Investors Bancorp or any other Investors Subsidiary, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Investors Bancorp, each borrower, customer or other party which has given Investors Bancorp or any other Investors Subsidiary any oral notification of, or orally asserted to or against Investors Bancorp or any other Investors Subsidiary, any such claim; (D) all loans, (1) that are contractually past due 60 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are as of the date of this Agreement classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by Investors Bancorp and any Investors Subsidiary, or any applicable Regulatory Authority, (4) as to which a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (6) where a specific reserve allocation exists in connection therewith or (7) that are required to be accounted for as a troubled debt restructuring in accordance with Financial Accounting Standards Board Accounting Standards Codification 310-40, “Troubled Debt Restructuring by Creditors,” as updated by Accounting Standards Update 2011-02; and (E) all assets classified by Investors Bank or any Investors Subsidiary as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure. The foregoing list may exclude any individual loan with a principal outstanding balance of less than $500,000.

(c) All loans receivable (including discounts) and accrued interest entered on the books of Investors Bancorp and each Investors Subsidiary arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Investors Bancorp’s or the appropriate Investors Subsidiary’s respective business. To the Knowledge of Investors Bancorp, the loans, discounts and the accrued interest reflected on the books of Investors Bancorp and each Investors Subsidiary are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity. All such loans are owned by Investors Bancorp or the appropriate Investors Subsidiary free and clear of any liens.

(d) The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

Section 4.20 Registration Obligations.

Neither Investors Bancorp nor any Investors Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

Section 4.21 Material Contracts.

Since December 31, 2011, through and including the date of this Agreement, and except as publicly disclosed in the Investors Bancorp Securities Documents filed or furnished prior to the date hereof, neither Investors Bancorp nor any Investors Subsidiary has entered into any contract that would be required to be filed as an exhibit to the Investors Bancorp Securities Documents.

ARTICLE V

COVENANTS OF THE ROMA PARTIES

Section 5.01 Conduct of Business.

(a) Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of Investors Bancorp, which consent will not be unreasonably withheld, conditioned or delayed, each of the Roma Parties will, and it will cause each Roma Subsidiary to: operate its business in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and voluntarily take no action which would, or would be reasonably likely to, (i) materially adversely affect the ability of the Parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants. Each of the Roma Parties agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement or as Previously Disclosed, without the written consent of Investors Bancorp (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each Roma Subsidiary not to:

(i) change or waive any provision of its Certificate of Incorporation, Charter or Bylaws, or appoint a new director to its board of directors;

(ii) change the number of authorized or issued shares of its capital stock, issue any shares of its capital stock, including any shares that are held as “treasury shares” as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the Roma Financial Equity Incentive Plans or any other equity compensation plan or arrangement, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock; notwithstanding the foregoing, (i) Roma Financial and RomAsia Bank may issue shares of its common stock upon the valid exercise, in accordance with the information Previously Disclosed, of presently outstanding Roma Financial Options issued under the Roma Financial Equity Incentive Plans; and (ii) Roma Bank may pay cash dividends to Roma Financial consistent with past practice.

(iii) enter into, amend in any material respect or terminate any contract or agreement except for any such contract or agreement that is for a term of twelve months or less or terminable at will without penalty, involves a cost of less than $100,000, and is otherwise in the ordinary course of business;

(iv) make application for the opening or closing of any, or except with respect to the Previously Disclosed applications, open or close any, branch or automated banking facility;

(v) grant or agree to pay any bonus, severance or termination to, or enter into, renew or amend any employment agreement, change in control agreement, incentive plan or arrangement, severance agreement, supplemental executive agreement, or similar compensation arrangement or agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers or employees, except (i) as may be required pursuant to commitments existing on the date hereof and as Previously Disclosed, and (ii) pay increases in the ordinary course of business consistent with past practice to non-executive officer employees. Neither Roma Financial nor any Roma Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $75,000, provided that Roma Financial or a Roma Subsidiary may hire at-will, non-officer employees to fill vacancies that may from time to time arise in the ordinary course of business;

(vi) enter into or, except as may be required by law, materially modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees; or make any contributions to any defined contribution plan not in the ordinary course of business consistent with past practice;

(vii) merge or consolidate Roma Financial or any Roma Subsidiary with any other corporation; sell or lease all or any substantial portion of the assets or business of Roma Financial or any Roma Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Roma Financial, or any Roma Subsidiary, and any other person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily revoke or surrender any certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(viii) sell or otherwise dispose of the capital stock of Roma Financial or any Roma Subsidiary or sell or otherwise dispose of any asset of Roma Financial or of any Roma Subsidiary other than in the ordinary course of business consistent with past practice; except for transactions with the FHLB, subject any asset of Roma Financial or of any Roma Subsidiary to a lien, pledge, security interest or other encumbrance other than in the ordinary course of business consistent with past practice;

(ix) incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, FHLB advances and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause Roma Financial or any Roma Subsidiary to incur any prepayment penalty, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person;

(x) voluntarily take any action which would result in any of the representations and warranties of the Roma Parties set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article VIII hereof not being satisfied, except in each case as may be required by applicable law;

(xi) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Regulatory Authority;

(xii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material agreement or indebtedness to which Roma Financial or any Roma Subsidiary is a party;

(xiii) purchase any securities (other than FHLB stock as required by the FHLB) other than securities: (i) issued by a federal government agency, and (iii) with a weighted average life of not more than four years (based on the assumption that interest rates rise 300 basis points);

(xiv) except for commitments issued prior to the date of this Agreement which have not yet expired and which have been Previously Disclosed, and the renewal of existing lines of credit, make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in an amount in excess of $2.0 million for a commercial real estate loan or $500,000 for a commercial business loan, or $500,000 for a construction loan, or in excess of $750,000 for a residential loan. In addition, the prior approval of Investors Bancorp is required with respect to the foregoing: (i) any new loan or credit facility commitment to any borrower or group of affiliated borrowers whose credit exposure with Roma Bank, Roma Financial or any Roma Subsidiary, in the aggregate, exceeds $2.5 million prior thereto or as a result thereof; and (ii) any new loan or credit facility commitment secured by any property located outside of New Jersey, Pennsylvania (no further west than Harrisburg) and Delaware;

(xv) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(xvi) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest other than in the ordinary course of business consistent with past practices;

(xvii) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance hereunder, take any action that would give rise to a right of payment to any individual under any employment agreement, other than to renew, following notice to Investors Bancorp, of existing employment agreements at current compensation rates and terms, subject to regulatory restrictions;

(xviii) make any material change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; or other material banking policies except as may be required by changes in applicable law or regulations, the OCC Agreement, GAAP or by a Regulatory Authority;

(xix) except for the execution of this Agreement, and the transactions contemplated herein, take any action that would give rise to an acceleration of the right to payment to any individual under any Roma Financial Compensation and Benefit Plan, or that would cause the acceleration of vesting of any outstanding award granted under the Roma Financial Equity Incentive Plans;

(xx) make any capital expenditures in excess of $75,000 individually or $150,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and as Previously Disclosed, and other than expenditures necessary to maintain existing assets in good repair; take any further steps, incur any additional costs, or enter into any additional binding commitments or agreements, with respect to the proposed “Town Center Building II” construction project.

(xxi) undertake or enter into any lease, contract or other commitment for its account (other than renewals of existing contracts on current terms in the normal course of business consistent with past practice), other than in the normal course of providing credit to customers as part of its banking business, involving a payment by Roma Financial or any Roma Subsidiary of more than $100,000 annually, or containing any financial commitment on the part of Roma Financial or any Roma Subsidiary extending beyond 12 months from the date hereof and involving a payment by Roma Financial or any Roma Subsidiary of more than $100,000;

(xxii) pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, except, in consultation with Investors Bancorp, with respect to any such payment, discharge, settlement or compromise made in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $75,000 individually or $200,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, or waive or release any material rights or claims, or agree to consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations; provided, however, that this covenant does not apply to any charge-off or partial charge-off of a loan balance as a result of a foreclosure proceedings or other real estate owned matters;

(xxiii) Make any investment or commitment to invest in real estate or in any real estate development project; or foreclose upon or take a deed or title to any real estate (other than one (1) to four (4) family residential properties) without first conducting a Phase I environmental assessment of the property or foreclose upon any real estate if such environmental assessment indicates the presence of Materials of Environmental Concern;

(xxiv) purchase or sell any mortgage loan servicing rights;

(xxv) issue any broadly distributed communication relating to the Mergers to employees (including general communications relating to benefits and compensation) without prior consultation with Investors Bancorp and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of Investors Bancorp (which shall not be unreasonably withheld) or issue any broadly distributed communication to customers relating to the Mergers without the prior approval of Investors Bancorp (which shall not be unreasonably withheld), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Mergers or other transactions contemplated hereby;

(xxvi) (1) take any action or knowingly fail to take any reasonable action that would, or would be reasonably likely to, prevent, impede or delay the Mergers from qualifying as reorganizations within the meaning of Section 368(a) of the IRC, or (2) take any action that is reasonably likely to result in a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation; or

(xxvii) agree to do any of the foregoing.

Section 5.02 Current Information.

(a) During the period from the date of this Agreement to the Effective Time, the Roma Parties will cause one or more of their representatives to confer with representatives of Investors Bancorp and report the general status of its ongoing operations at such times as Investors Bancorp may reasonably request, provided that such representatives shall be subject to the Confidentiality Agreement. Roma Financial will promptly notify Investors Bancorp of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Roma Financial or any Roma Subsidiary. Without limiting the foregoing, senior officers of Investors Bancorp and Roma Financial and Roma Bank shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of Roma Financial and the Roma Subsidiaries, in accordance with applicable law, and Roma Financial shall give due consideration to Investors Bancorp’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Investors Bancorp nor any Investors Bancorp Subsidiary shall under any circumstance be permitted to exercise control of Roma Financial or any Roma Subsidiary prior to the Effective Time.

(b) Representatives of Roma Bank and Investors Bank shall meet on a regular basis to discuss and plan for the conversion of data processing and related electronic informational systems to those used by Investors Bank, which planning shall include, but not be limited to, discussion of the possible termination by Roma Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used in connection with their systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Roma Bank shall not be obligated to take any such action prior to the Effective Time and no conversion shall take place prior to the Effective Time. In the event that Roma Bank takes, at the request of Investors Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Investors Bank shall indemnify Roma Bank for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Mid-Tier Merger is not consummated for any reason other than a breach of this Agreement by one of the Roma Parties, or a termination of this Agreement under Section 10.01(g) or 10.01(i).

(c) Roma Financial shall provide Investors Bank, within fifteen (15) business days after the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Financial Accounting Standards Board Accounting Standards Codification 310-40, “Troubled Debt Restructuring by Creditors,”, as updated by Accounting Standards Update 2011-02 (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due) as of the end of such month and (v) impaired loans. On a monthly basis, Roma Financial shall provide Investors Bank with a schedule of all loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.

(d) Roma Financial shall promptly inform Investors Bancorp upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any Federal, state or local commission, agency or board) relating to the alleged liability of Roma Financial or any Roma Subsidiary under any labor or employment law.

Section 5.03 Access to Properties and Records.

(a) The Roma Parties agree that upon reasonable notice and subject to applicable laws relating to the exchange of information, they will (and will cause each Roma Subsidiary to) afford Investors Bancorp, and its officers, employees, counsel, accountants and other authorized Representatives, such reasonable access during normal business hours throughout the period before the Effective Time to the books, records (including tax returns and work papers of independent auditors, provided that Investors Bancorp complies with any and all requirements of Roma Financial’s independent auditors with respect thereto), properties, personnel and to such other information as Investors Bancorp may reasonably request and, during such period, they will furnish promptly to Investors Bancorp (1) a copy of each report, schedule and other document filed by it pursuant to the requirements of Federal or state securities or banking laws, and (2) all other information concerning the business, properties and personnel of it as Investors may reasonably request. In no event, however, will the Roma Parties be required to share or make available any information with respect to their evaluation of this Agreement and the transactions contemplated hereby or any Acquisition Proposal. The Roma Parties will not be required to afford access or disclose information that would violate or prejudice the rights of its customers, jeopardize attorney-client privilege or contravene any provisions of applicable law, rule or regulation or any binding agreement with any third party. The Roma Parties will make appropriate substitute arrangements in circumstances where the previous sentence applies. Investors Bancorp will hold any information that is nonpublic and confidential in accordance with the confidentiality provisions of the Confidentiality Agreement. No investigation by any party of the business and affairs of the other party, pursuant to this Section of the Agreement or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any party’s obligation to consummate the transactions contemplated by this Agreement.

(b) Roma Financial shall permit Investors Bancorp, at Investors Bancorp’s expense, to cause a “phase I environmental audit” and a “phase II environmental audit” to be performed at each branch of Roma Bank at any time prior to the Closing Date; provided, however, that Investors Bancorp shall have the right to conduct a “phase II environmental audit” prior to the Closing only to the extent that a “phase II environmental audit” is within the scope of additional testing recommended by the “phase I environmental audit” to be performed as a result of a “Recognized Environmental Condition” (as such term is defined by ASTM International) that was discovered in the “phase I environmental audit,” and provided that as to any “phase II environmental audits” performed at a branch which is leased, the landlord pursuant to the applicable lease has consented to such “phase II environmental audit” if such consent is necessary pursuant to the lease. Roma Bank will use their commercially reasonable efforts (at no cost to Roma Bank) to obtain such landlord consent. Prior to performing any “phase II environmental audits,” Investors Bancorp will provide Roma Bank with a copy of its proposed work plan and Investors Bancorp will cooperate in good faith with Roma Bank to address any comments or suggestions made by Roma Bank regarding the work plan. Investors Bancorp and its environmental consultant shall conduct all environmental assessments pursuant to this Section at mutually agreeable times and so as to eliminate or minimize to the greatest extent possible interference with the operation of the banks’ business, and Investors

Bancorp shall maintain or cause to be maintained reasonably adequate insurance with respect to any assessment conducted hereunder. Investors Bancorp shall be required to restore each such property to substantially its pre-assessment condition. All costs and expenses incurred in connection with any “phase I environmental audit” and any “phase II environmental audit,” and any restoration and clean up, shall be borne solely by Investors Bancorp.

Section 5.04 Financial and Other Statements.

(a) Promptly upon receipt thereof, Roma Financial will furnish to Investors Bancorp copies of each annual, interim or special audit of the financial statements of Roma Financial and the Roma Financial Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Roma Financial by such auditors in connection with each annual, interim or special audit of the financial statements of Roma Financial and the Roma Financial Subsidiaries made by such auditors.

(b) Roma Financial will furnish to Investors Bancorp copies of all documents, statements and reports as it or any Roma Subsidiary shall send to its shareholders, the OCC, or any other Regulatory Authority, except as legally prohibited thereby. Within 25 days after the end of each month, Roma Financial will deliver to Investors Bancorp a consolidated balance sheet and a consolidated statement of income, without related notes, for such month prepared in accordance with current financial reporting practices.

Section 5.05 Maintenance of Insurance; Tax Matters.

(a) Roma Financial shall maintain, and cause each Roma Subsidiary to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of their properties and the nature of their business.

(b) During the period from the date of this Agreement to the Effective Time, each of the Roma Parties shall, and shall cause their Subsidiaries to, (i) timely file (taking into account any extensions of time within which to file) all Tax Returns required to be filed by it, and such Tax Returns shall be prepared in a manner reasonably consistent with past practice; (ii) timely pay all taxes shown as due and payable on such Tax Returns that are so filed; (iii) establish an accrual in its books and records and financial statements in accordance with past practice for all taxes payable by it for which a Tax Return is due prior to the Effective Time; and (iv) promptly notify Investors Bancorp of any suit, claim, action, investigation, proceeding or audit pending against or with respect to Roma Financial or any Roma Subsidiary in respect of any tax matter, including, without limitation, tax liabilities and refund claims.

Section 5.06 Disclosure Supplements.

From time to time prior to the Effective Time, Roma Financial will promptly supplement or amend the Roma Financial Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, and notwithstanding the standard set forth in Section 3.01 of this Agreement, would have been required to be set forth or described in such Roma Financial Disclosure Schedule or which is necessary to correct any information in such Roma Financial Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to such Roma Financial Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VIII.

Section 5.07 Consents and Approvals of Third Parties.

The Roma Parties shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals necessary or desirable for the consummation of the transactions contemplated by this Agreement.

Section 5.08 Reasonable Best Efforts.

Subject to the terms and conditions herein provided, the Roma Parties agree to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Mergers and the other transactions contemplated by this Agreement.

Section 5.09 Failure to Fulfill Conditions.

Roma Financial shall give prompt notice to Investors Bancorp of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VIII not being satisfied.

Section 5.10 No Solicitation.

(a) Roma MHC and Roma Financial shall not, and shall not authorize nor permit any Roma Subsidiary and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Investors Bancorp) any information or data with respect to Roma Financial or any Roma Subsidiary or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Roma Financial is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by Roma Financial or any Representative, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Roma Financial or otherwise, shall be deemed to be a breach of this Agreement by Roma Financial. Roma Financial and each Roma Subsidiary shall, and shall cause each of Roma Financial Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Investors Bancorp), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Roma MHC, Roma Financial or any Roma Subsidiary; (B) any transaction pursuant to which any third party (other than Investors Bancorp or any Investors Bancorp Subsidiary) or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Roma MHC, Roma Financial or any Roma Subsidiary representing, in the aggregate, twenty-five percent (25%) or more of the assets of Roma MHC, Roma Financial and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of Roma Financial or any Roma Subsidiary; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of Roma Financial or any Roma Subsidiary; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 5.10(a), Roma MHC and Roma Financial may take any of the actions described in clauses (ii) and (iv) of Section 5.10(a) if, but only if, prior to the date of the Roma Financial Shareholders

Meeting: (i) Roma Financial has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.10; (ii) the Roma Financial Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal; (iii) prior to furnishing or affording access to any information or data with respect to Roma Financial or any Roma Subsidiary or otherwise relating to an Acquisition Proposal, Roma Financial receives from such Person a confidentiality agreement with terms no less favorable to Roma Financial than those contained in the Confidentiality Agreement. Roma Financial shall promptly provide to Investors Bancorp any non-public information regarding Roma Financial or any Roma Subsidiary provided to any other Person that was not previously provided to Investors Bancorp, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (or its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Roma Financial Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor: (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Roma Financial Common Stock or all, or substantially all, of the assets of Roma Financial and its Subsidiaries on a consolidated basis; (ii) would result in a transaction that involves consideration to the holders of the shares of Roma Financial Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to Roma Financial’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and which proposal is not conditioned upon obtaining additional financing and (iii) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal, including any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby.

(c) Roma Financial and/or Roma MHC shall promptly (and in any event within two business days) notify Investors Bancorp in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Roma MHC, Roma Financial or any Roma Financial Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) unless: (i) such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement, (ii) disclosure of such materials jeopardizes the attorney-client privilege or (iii) disclosure of such materials contravenes any law, rule, regulation, order, judgment or decree. Roma Financial agrees that it shall keep Investors Bancorp informed, on a current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Roma Financial Board nor any committee thereof shall: (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Investors Bancorp in connection with the transactions contemplated by this Agreement (including the Mergers), the Roma Financial Recommendation (as defined in Section 7.01), or make any statement, filing or release, in connection with Roma Financial Shareholders Meeting or otherwise, inconsistent with the Roma Financial Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Roma Financial Recommendation); or (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal.

(e) Notwithstanding Section 5.10(d), prior to the date of the Roma Financial Shareholders Meeting, the Roma Financial Board may approve or recommend to the shareholders of Roma Financial a Superior Proposal and withdraw, qualify or modify the Roma Financial Recommendation in connection therewith (a “Roma

Financial Subsequent Determination”) after the third (3rd) Business Day following Investors Bancorp’s receipt of a notice (the “Notice of Superior Proposal”) from Roma Financial advising Investors Bancorp that the Roma Financial Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.10) constitutes a Superior Proposal (it being understood that Roma Financial shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Roma Financial proposes to accept and the subsequent notice period shall be two (2) business days) if, but only if, (i) the Roma Financial Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor, that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to Roma Financial’s shareholders under applicable law, and (ii) at the end of such three (3) Business Day period or the two (2) Business Day Period (as the case may be), after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by Investors Bancorp since its receipt of such Notice of Superior Proposal (provided, however, that Investors Bancorp shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the Roma Financial Board has again in good faith made the determination (A) in clause (i) of this Section 5.10(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal.

(f) Nothing contained in this Section 5.10 shall prohibit Roma Financial or the Roma Financial Board from complying with Roma Financial’s obligations required under Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in the Roma Financial Recommendation unless the Roma Financial Board reaffirms the Roma Financial Recommendation in such disclosure.

Section 5.11 Reserves and Merger-Related Costs.

Roma Financial agrees to consult with Investors Bancorp with respect to its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves). Investors Bancorp and Roma Financial shall also consult with respect to the character, amount and timing of restructuring charges to be taken by each of them in connection with the transactions contemplated hereby and shall take such charges as Investors Bancorp shall reasonably request and which are not inconsistent with GAAP, provided that no such actions need be effected until Investors Bancorp shall have irrevocably certified to Roma Financial that all conditions set forth in Article VIII to the obligation of Investors Bancorp to consummate the transactions contemplated hereby (other than the delivery of certificates or opinions) have been satisfied or, where legally permissible, waived.

Section 5.12 Board of Directors and Committee Meetings.

Each Roma Party shall permit representatives of Investors Bancorp (no more than two) to attend any meeting of its Board of Directors or the Executive and Loan Committees thereof as an observer, subject to the Confidentiality Agreement, provided that no Roma Party shall be required to permit the Investors Bancorp representative to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any third party proposal to acquire control of Roma Financial or during any other matter that the respective Board of Directors has reasonably determined to be confidential with respect to Investors Bancorp’s participation.

Section 5.13 Voting of Roma MHC Shares; RomAsia Merger Agreement

(a) Roma MHC shall vote the Roma MHC Shares in favor of the Mid-Tier Merger and this Agreement at the Roma Financial Shareholders Meeting.

(b) Roma Financial shall use its best efforts, as the owner of 1,623,389 shares of common stock of RomAsia Bank (90.9% of all shares), to have the RomAsia Bank Merger Agreement, substantially in the form attached hereto as Exhibit C (with the merger consideration as set forth in Exhibit C) considered and approved by the requisite vote of the Board of Directors of RomAsia Bank. Roma Financial shall cause a meeting of the Board of Directors of RomAsia Bank to be held for such purpose on or before January 18, 2013. Roma Financial shall vote the shares of RomAsia Bank common stock it owns in favor of the RomAsia Bank Merger and the RomAsia Bank Merger Agreement, and against any other merger or acquisition proposal that may be submitted to the shareholders of RomAsia Bank.

Section 5.14 Section 16 Matters

Prior to the Effective Time, the Parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Roma Financial Common Stock or conversion of any derivative securities in respect of shares of Roma Financial Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Certain Litigation.

Roma Financial shall provide Investors Bancorp the opportunity to participate at Investors Bancorp’s own expense in the defense or settlement of any shareholder litigation against Roma Financial and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Investors Bancorp’s prior written consent.

Section 5.16 Compliance with OCC Agreement.

Roma Bank shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to ensure full compliance with the terms of the OCC Agreement.

Section 5.17 Roma Bank Defined Benefit Pension Plan.

Roma Bank shall take all necessary actions to cease all benefit accruals as of the Effective Time pursuant to the Roma Bank Defined Benefit Pension Plan, including providing timely notice of such actions to the participants or beneficiaries in the Roma Bank Defined Benefit Pension Plan and the PBGC as required under ERISA and the IRC.

ARTICLE VI

COVENANTS OF THE INVESTORS PARTIES

Section 6.01 Conduct of Business.

(a). Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of Roma Financial, which consent will not be unreasonably withheld, each of the Investors Parties will, and will cause each Investors Bancorp Subsidiary to operate its business in the usual, regular and ordinary course of business and use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises and voluntarily take no action which would, or would be reasonably likely to, (i) materially adversely affect the ability of the Parties to obtain any Regulatory Approvals or other approvals of Governmental Entities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement.

(b) Negative Covenants. Each of the Investors Parties agrees that from the date of this Agreement until the Effective Time, except as otherwise specifically permitted or required by this Agreement, without the written consent of Roma Financial (which consent shall not be unreasonably withheld, conditioned or delayed), it will not, and it will cause each Investors Bancorp Subsidiary not to:

(i) change or waive any provision of its Certificate of Incorporation, Charter or By-laws in a manner that would materially and adversely affect the benefits of the Mid-Tier Merger to the holders of Roma Financial Common Stock;

(ii) voluntarily take any action which would result in any of the representations and warranties of the Investors Parties set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article VIII hereof not being satisfied, except in each case as may be required by applicable law;

(iii) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Regulatory Authority;

(iv) (1) take any action or knowingly fail to take any reasonable action that would, or would be reasonably likely to, prevent, impede or delay the Mergers from qualifying as reorganizations within the meaning of Section 368(a) of the IRC, or (2) take any action that is reasonably likely to result in a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation; or

(v) agree to do any of the foregoing.

Section 6.02 Current Information.

During the period from the date of this Agreement to the Effective Time, Investors Bancorp will cause one or more of its representatives to confer with representatives of Roma Financial and report the general status of its financial condition, operations and business and matters relating to the completion of the transactions contemplated hereby, at such times as Roma Financial may reasonably request. Investors Bancorp will promptly notify Roma Financial, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), which might adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals; or the institution of material litigation involving Investors Bancorp and any Investors Bancorp Subsidiary. Investors Bancorp shall be reasonably responsive to requests by Roma Financial for access to such information and personnel regarding Investors Bancorp and its Subsidiaries as may be reasonably necessary for Roma Financial to confirm that the representations and warranties of the Investors Parties contained herein are true and correct and that the covenants of the Investors Parties contained herein have been performed in all material respects; provided, however, that Investors Bancorp shall not be required to take any action that would provide access to or to disclose information where such access or disclosure, in Investors Bancorp’s reasonable judgment, would interfere with the normal conduct of Investors Bancorp’s business or would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel.

Section 6.03 Financial and Other Statements.

Investors Bancorp will furnish to Roma Financial copies of all documents, statements and reports that it sends to its shareholders, or files with any Regulatory Authority with respect to the Mergers (except as legally prohibited).

Section 6.04 Disclosure Supplements.

From time to time prior to the Effective Time, Investors Bancorp will promptly supplement or amend the Investors Bancorp Disclosure Schedule delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, and notwithstanding the standard set forth in Section 4.01 of this Agreement, would have been required to be set forth or described in such Investors Bancorp Disclosure Schedule or which is necessary to correct any information in such Investors Bancorp Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such Investors Bancorp Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VIII.

Section 6.05 Consents and Approvals of Third Parties; Reasonable Best Efforts

The Investors Parties shall use all commercially reasonable efforts to obtain as soon as practicable all consents and approvals, necessary or desirable for the consummation of the transactions contemplated by this Agreement. Subject to the terms and conditions herein provided, the Investors Parties agree to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

Section 6.06 Failure to Fulfill Conditions.

Investors Bancorp shall give prompt notice to Roma Financial of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VIII not being satisfied.

Section 6.07 Employee Benefits.

(a) Investors Bancorp will review all Roma Financial Compensation and Benefit Plans to determine whether to maintain, terminate or continue such plans. Employees who are employed by Roma Financial or any Roma Subsidiary as of, and immediately prior to, the Effective Time shall become employees of Investors Bancorp and Investors Bank upon, and immediately following, the Effective Time, provided however that this shall not be construed to limit the ability of Investors Bancorp or Investors Bank to terminate the employment of any such employee. In the event employee compensation and/or benefits as currently provided by Roma Financial or any Roma Subsidiary are changed or terminated by Investors Bancorp, in whole or in part, Investors Bancorp shall provide former employees of Roma Financial or any Roma Subsidiary who become employees of Investors Bancorp (or any Investors Bancorp Subsidiary) after the Effective Time (“Continuing Employees”) with compensation and benefits that are, in the aggregate, substantially similar to the compensation and benefits provided to similarly situated employees of Investors Bancorp or applicable Investors Bancorp Subsidiary (as of the date any such compensation or benefit is provided). Except as specifically set forth herein, Employees of Roma Financial or any Roma Subsidiary who become participants in an Investors Bancorp Compensation and Benefit Plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of Roma Financial or any Roma Subsidiary or any predecessor thereto prior to the Effective Time; provided, however, that credit for prior service shall be given under the Investors Bancorp ESOP and the Investors Defined Benefit Plan only for purposes of determining eligibility to participate in such plans and not for vesting purposes, and provided further, that credit for benefit accrual purposes will be given only for purposes of Investors Bancorp vacation policies or programs and for purposes of the calculation of severance benefits under any severance compensation plan of Investors Bancorp. This Agreement shall not be construed to limit the ability of Investors Bancorp or Investors Bank to review employee benefits programs from time to time and to make such changes (including terminating any program) as they deem appropriate.

(b) Investors Bancorp shall honor the terms of all employment, consulting and change in control agreements, if any, Previously Disclosed by Roma Financial, subject to regulatory limitations. Each person named in Investors Bancorp Disclosure Schedule 6.07(b) who is a party to an employment, severance or change in control agreement with Roma Financial or any Roma Subsidiary (the “Roma Employment Agreements”) and who has been offered continued employment with Investors Bank after the Effective Time, will be offered an agreement with Investors Bank, the terms of which are set forth in Investors Bancorp Disclosure Schedule 6.07(b), in replacement of his or her Roma Employment Agreement, to be effective as of the Effective Time, subject to any required regulatory approvals. Roma Financial has Previously Disclosed the payments and benefits that would be made/provided under the Roma Employment Agreements, assuming a change in control and a termination of employment had occurred as of December 31, 2012.

(c) Except as provided in Section 6.07(b), nothing contained in this Agreement shall be construed to grant a contract of employment to any Continuing Employee. Any employee of Roma Financial or Roma Subsidiary, other than an employee who is a party to an employment agreement, change in control agreement or other separation agreement that provides a benefit on a termination of employment, whose employment is terminated involuntarily (other than for cause) within one year following the Bank Merger Effective Date shall receive a lump sum severance payment from Investors Bank equal to two weeks pay at the rate then in effect, for each full year of employment with Roma Financial (or the applicable Roma Subsidiary) with a minimum severance payment of four weeks and up to a maximum of 26 weeks, provided that such employee enters into a release of claims against the Roma Parties and the Investors Parties, their Subsidiaries and affiliates in a form satisfactory to Investors Bancorp. Such employees of Roma Financial or Roma Subsidiary will have the right to continued health coverage under group health plans of Investors Bank in accordance with IRC Section 4980B(f) and ERISA Sections 601-609.

(d) The Roma 401(k) Plans shall be terminated immediately prior to the Effective Time. In connection with the termination of the Roma 401(k) Plans, Roma Bank (including any Subsidiary), or Investors Bank following the Effective Time, shall use their best efforts to seek a favorable determination letter from the IRS on the termination of the Roma 401(k) Plans. As soon as administratively practicable following the receipt of a favorable determination letter from the IRS on the termination of the Roma 401(k) Plans, the account balances of all participants and beneficiaries in the Roma 401(k) Plans shall be either distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct in accordance with the requirements of the IRC and ERISA.

(e) The Roma Bank ESOP shall be terminated immediately prior to the Effective Time (the “ESOP Termination Date”). Roma Bank shall continue to accrue and make contributions to such Roma Bank ESOP for the plan year ending as of the ESOP Termination Date in accordance with the ESOP share acquisition loan amortization schedule in effect as of the date of this Agreement. In no event later than three business days prior to the Effective Time, a sufficient number of unallocated shares held as collateral pursuant to the Roma Bank ESOP shall be used to repay the outstanding ESOP share acquisition loan, and immediately thereafter Roma Financial will take all necessary actions to extinguish the remaining ESOP share acquisition loan. The Roma Bank ESOP shall terminate in accordance with its terms and all plan assets (with the exception of the unallocated shares that are used to repay the outstanding ESOP share acquisition loan) shall be allocated for the benefit of such plan participants as of the ESOP Termination Date. Not later than the Effective Time, all remaining shares of Roma Financial Common Stock held by the Roma Bank ESOP as of the Effective Time shall be converted into the right to receive the Merger Consideration. In connection with the termination of the Roma Bank ESOP, Roma Bank, or Investors Bank following the Effective Time, shall use their best efforts to seek a favorable determination letter from the IRS on the termination of the Roma Bank ESOP. As soon as administratively practicable following the receipt of a favorable determination letter on the termination of the Roma Bank ESOP, the account balances in the ESOP shall be either distributed to the participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct, in accordance with the requirements of the IRC and ERISA.

(f) In the event of any termination or consolidation of any Roma Financial health plan with any Investors Bancorp health plan, Investors Bancorp shall make available to Continuing Employees and their dependents employer-provided health coverage on the same basis as it provides such coverage to Investors Bancorp employees. Unless a Continuing Employee affirmatively terminates coverage under an Roma Financial health plan prior to the time that such Continuing Employee becomes eligible to participate in the Investors Bancorp health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Roma Financial health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to all employees of Investors Bancorp and their dependents. In the event of a termination or consolidation of any Roma Financial health plan, terminated Roma Financial employees and qualified beneficiaries will have the right to continued coverage under group health plans of Investors Bancorp in accordance with COBRA, consistent with the provisions below. All Roma

Financial employees who cease participating in a Roma Financial health plan and become participants in a comparable Investors Bancorp health plan (each a “Former Roma Financial Health Plan Participant”) shall receive credit for any co-payment and deductibles paid under Roma Financial’s health plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under the Investors Bancorp health plan, upon substantiation, in a form satisfactory to Investors Bancorp that such co-payment and/or deductible has been satisfied. With respect to any Former Roma Financial Health Plan Participant, any coverage limitation under the Investors Bancorp health plan due to any pre-existing condition shall be waived by the Investors Bancorp health plan to the degree that such condition was covered by the Roma Financial health plan and such condition would otherwise have been covered by the Investors Bancorp health plan in the absence of such coverage limitation.

(g) Roma Financial has Previously Disclosed each individual (“Participant”) who has entered into a Supplemental Executive Retirement Plan Agreement and/or a Phantom Stock Appreciation Rights Agreement with Roma Financial or any Roma Subsidiary (collectively, the “Non-Qualified Agreements”) and the amount of their project accrued benefits thereunder as of December 31, 2012. Investors Bancorp shall on the Effective Time (i) take such actions as permitted to irrevocably terminate each Non-Qualified Agreement; and (ii) subject to the execution of a release of claims against the Investors Parties, their Subsidiaries and affiliates in a form satisfactory to Investors Bancorp with respect to the Participant’s contractual rights under his or her Non-Qualified Agreement, distribute to each Participant in accordance with the terms of the Non-Qualified Agreement and Section 409A of the IRC, a lump sum cash amount equal to the liquidation value of such Participant’s accrued benefit. The liquidation value of each Participant’s accrued benefit under his or her Non-Qualified Agreement to be paid at the Effective Time shall be determined by Roma Financial and approved by Investors Bancorp by no later than five (5) business days prior to the Effective Time.

(h) Notwithstanding anything to the contrary, in no event shall the aggregate payments or benefits to be made under any Roma Financial Compensation and Benefit Plan that constitute a “parachute payment” (as such term is defined in Section 280G of the IRC), and to the extent any payments or benefits would constitute a “parachute payment,” such payments and/or benefits will be reduced to the extent necessary to avoid penalties under Section 280G of the IRC.

(i) The Investors Parties agree that the completion of the Mergers will constitute a “Change in Control” with respect to the Roma Financial Compensation and Benefit Plans.

(j) Investors Bancorp, Investors Bank, Roma Financial and Roma Bank agree to jointly establish a retention bonus pool to be paid to certain designated Continuing Employees, with such recipients, amount of payments and timing of payments to be agreed to in writing by the parties no later than 30 days following the date of this Agreement. Such payments shall be made to the applicable individuals if they are still employed by one of the parties upon their designated “work through” date as set forth in the written retention bonus pool agreement. The parties reserve the right to amend the retention bonus pool agreement from time to time, by a mutual written agreement.

Section 6.08 Directors and Officers Indemnification and Insurance.

(a) For a period of six years after the Effective Time, Investors Bancorp shall indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of Roma Financial or any Roma Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Investors Bancorp, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Roma Financial or a Roma Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including, without limitation, the Mergers and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent as would have been permitted by Roma Financial under the applicable Regulations and under Roma Financial’s Charter and Bylaws. Investors Bancorp shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent as would have been permitted by Roma Financial under applicable Regulations and under Roma Financial’s Charter and Bylaws, upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 6.08 upon learning of any Claim, shall notify Investors Bancorp (but the failure to so notify Investors Bancorp shall not relieve Investors Bancorp from any liability which it may have under this Section 6.08, except to the extent such failure materially prejudices Investors Bancorp) and shall deliver to Investors Bancorp the undertaking referred to in the previous section. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Investors Bancorp, or an insurance carrier pursuant to Section 6.08(c) below, shall have the right to assume the defense thereof and Investors Bancorp shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Investors Bancorp elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Investors Bancorp and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to Investors Bancorp, unless the Indemnified Party is provided with counsel by an insurance carrier pursuant to Section 6.08(c) below, and Investors Bancorp shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) Investors Bancorp shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (iv) Investors Bancorp shall have no obligation hereunder to the extent that a Federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

(b) In the event that either Investors Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Investors Bancorp shall assume the obligations set forth in this Section 6.08.

(c) Investors Bancorp shall use its best efforts to maintain, or shall cause Investors Bank to maintain, in effect for six years following the Effective Time, the current directors’ and officers’ liability insurance policies covering the officers and directors of Roma Financial (provided, that Investors Bancorp may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring at or prior to the Effective Time; provided, however, that in no event shall Investors Bancorp be required to expend pursuant to this Section 6.08(c) an amount that in the aggregate is more than 200% of the annual cost currently expended by Roma Financial with respect to such insurance (the “Maximum Amount”); provided, further, that if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Investors Bancorp shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for a premium equal to the Maximum Amount. In connection with the foregoing, Roma Financial agrees in order for Investors Bancorp to fulfill its agreement to provide directors and officers liability insurance policies for six years to provide such insurer or substitute insurer with such reasonable and customary representations as such insurer may request with respect to the reporting of any prior claims.

(d) The obligations of Investors Bancorp provided under this Section 6.08 are intended to be enforceable against Investors Bancorp directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of Investors Bancorp.

(e) At the Effective Time, Investors Bancorp will assume all obligations of Roma Financial to provide indemnification for former officers and directors of Sterling Banks, Inc. and Sterling Bank in accordance with and subject to the limitations set forth in Section 6.4 of the Agreement and Plan of Merger, dated as of March 17, 2010, among Sterling Banks, Inc., Sterling Bank, Roma Financial Corporation and Roma Bank.

Section 6.09 Stock Listing.

Investors Bancorp agrees to list on Nasdaq (or such other national securities exchange on which the shares of Investors Bancorp Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice, shares of Investors Bancorp Common Stock to be issued in the Merger.

Section 6.10 Boards of Directors; Advisory Board; Contribution to Charitable Foundation

(a) The Investors Parties shall take the appropriate actions such that effective as of the day immediately following the Closing Date, the number of persons comprising the boards of directors of each of Investors Bancorp, Investors MHC and Investors Bank shall be increased by three (3), and three members of the Roma Financial board of directors as of the date of this Agreement and as of the Effective Time, as designated by Investors Bancorp in consultation with Roma Financial, shall be appointed to the board of directors of each of Investors Bancorp, Investors MHC and Investors Bank, respectively. Such directors to be designated shall be determined by Investors Bancorp, Investors MHC and Investors Bank prior to the printing and mailing of the Proxy Statement-Prospectus. For a period of three years following the Closing Date, if any of the directors of Roma Financial appointed to the boards of directors of the Investors Parties in accordance with the foregoing shall cease to be a director (due to retirement, death or otherwise) of all of the Investors Parties, a person from the Roma Advisory Board selected by Investors Bancorp, subject to the governance criteria, including independence standards, applicable to all Investor Bancorp director appointments, shall be appointed to the board of directors of each of the Investors Party as a replacement.

(b) As promptly as practicable following the Closing Date, Investors Bank will invite all members of the Roma Board of Directors as of the date of this Agreement (other than those members who are elected to the Boards of Directors pursuant to paragraph (a) of this Section 6.10) to serve as paid members of an advisory board (the “Roma Advisory Board”), the function of which will be, among other things, to advise Investors Bank with respect to the Roma Bank market area, deposit and lending activities and customer relationships. Investors Bank intends to maintain the Roma Advisory Board for a period of no less than five (5) years. The annual compensation of the advisory board has been Previously Disclosed by Investors Bancorp.

(c) No change to the name of the Roma Bank Charitable Foundation is required as a result of this Agreement. No later than 6 months following the Effective Time, the Investors Parties shall contribute $1 million in the aggregate to the Roma Bank Charitable Foundation for charitable contributions in the Mercer and Burlington markets. Investors Bancorp and Investors Bank shall use their best efforts to cause the Investors Charitable Foundation, from and for a period of three years following the Effective Time, to match 10% of any charitable contributions made by the Roma Bank Charitable Foundation. Roma Financial and Roma Bank shall use their best efforts to cause two persons designated by Investors Bank to be appointed to the board of directors of the Roma Bank Charitable Foundation effective upon the Effective Time.

Section 6.11 Investors MHC Shares.

Investors MHC shall vote the Investors MHC Shares in favor of the Mid-Tier Merger and this Agreement at the Investors Bancorp Shareholders Meeting.

Section 6.12 Tax Free Reorganization.

Each of the Investors Parties agrees that from the date of this Agreement, it or they will not, and it will cause any Investors Subsidiary not to, knowingly take any action or knowingly fail to take any reasonable action that would, or would be reasonably likely to, prevent, impede or delay the Mergers from qualifying as reorganizations with the meaning of Section 368(a) of the IRC. This obligation of the Investors Parties shall survive the Effective Time.

ARTICLE VII

REGULATORY AND OTHER MATTERS

Section 7.01 Meetings of Shareholders.

(a) Roma Financial will (i) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, for the purpose of considering this Agreement and the Mid-Tier Merger (the “Roma Financial Shareholders Meeting”), except as otherwise provided in Section 5.10, (ii) in connection with the solicitation of proxies with respect to the Roma Financial Shareholders Meeting, have its Board of Directors recommend approval of this Agreement to the Roma Financial shareholders (the “Roma Financial Recommendation”), subject to Section 5.10; and (iii) cooperate and consult with Investors Bancorp with respect to each of the foregoing matters. Subject to the foregoing, Roma Financial and the Roma Financial Board of Directors will use their reasonable best efforts to obtain from its stockholders the votes necessary to approve the adoption of this Agreement.

(b) Investors Bancorp will (i) take all steps necessary to duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, for the purpose of considering this Agreement and the Merger (the “Investors Bancorp Shareholders Meeting” ), (ii) in connection with the solicitation of proxies with respect to the Investors Bancorp Shareholders Meeting, have its Board of Directors recommend approval of this Agreement to the Investors Bancorp shareholders; and (iii) cooperate and consult with Roma Financial with respect to each of the foregoing matters. The Board of Directors of Investors Bancorp may fail to make such a recommendation referred to in clause (ii) above, or withdraw, modify or change any such recommendation only if such Board of Directors, after having consulted with and considered the advice of its financial and legal advisors, has determined that the making of such recommendation, or the failure to withdraw, modify or change its recommendation, would constitute a breach of the fiduciary duties of such directors under applicable law. Subject to the foregoing, Investors Bancorp and the Investors Bancorp Board of Directors will use their reasonable best efforts to obtain from its stockholders the votes necessary to approve the adoption of this Agreement.

Section 7.02 Proxy Statement-Prospectus; Merger Registration Statement.

(a) For the purposes (i) of registering Investors Bancorp Common Stock to be offered to holders of Roma Financial Common Stock in connection with the Merger with the SEC under the Securities Act, (ii) of holding the Roma Financial Shareholders Meeting and (iii) of holding the Investors Bancorp Shareholders Meeting, Investors Bancorp shall draft and prepare, and Roma Financial shall cooperate in the preparation of, the Merger Registration Statement, including a joint proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such joint proxy statement/prospectus in the form mailed by Roma Financial to the Roma Financial shareholders and by Investors Bancorp to the Investors Bancorp shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”). Investors Bancorp shall provide Roma Financial and its counsel with appropriate opportunity to review and comment on the Proxy Statement-Prospectus, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC. Investors Bancorp shall file the Merger

Registration Statement, including the Proxy Statement-Prospectus, with the SEC as soon as practicable following execution of this Agreement. Each of Investors Bancorp and Roma Financial shall use its reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Roma Financial and Investors Bancorp shall each thereafter promptly mail the Proxy Statement-Prospectus to their respective shareholders. Investors Bancorp shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Roma Financial shall furnish all information concerning Roma Financial and the holders of Roma Financial Common Stock as may be reasonably requested in connection with any such action.

(b) Investors Bancorp will advise Roma Financial promptly after Investors Bancorp receives notice of the time when the Merger Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the registration of the shares of Investors Bancorp Common Stock issuable pursuant to the Merger Registration Statement, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Merger Registration Statement, or for additional information, and Investors Bancorp will provide Roma Financial with as many copies of such Merger Registration Statement and all amendments thereto promptly upon the filing thereof as Roma Financial may reasonably request.

(c) Roma Financial and Investors Bancorp shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Roma Financial shall cooperate with Investors Bancorp in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and Investors Bancorp shall file an amended Merger Registration Statement with the SEC, and each of Roma Financial and Investors Bancorp shall mail an amended Proxy Statement-Prospectus to their respective shareholders.

Section 7.03 Roma MHC Membership Approval

(a) If a vote of the Roma MHC Members is required by the FRB, Roma MHC will take all steps necessary to duly call, give notice of, convene and hold a meeting of its Members (the “Roma MHC Members Meeting”), for the purpose of considering this Agreement and the MHC Merger. Roma MHC shall draft and prepare, and Investors Bancorp shall cooperate in the preparation of, a proxy statement satisfying all applicable requirements (such proxy statement in the form mailed to the Roma MHC members, together with any and all amendments or supplements thereto, being herein referred to as the “Members Proxy Statement”). Roma MHC shall file the Members Proxy Statement with the appropriate Regulatory Authorities. Roma MHC shall use its best efforts to have the Members Proxy Statement cleared for mailing as promptly as practicable after such filing, and Roma MHC shall thereafter promptly mail the Members Proxy Statement to the Roma MHC Members. The Board of Directors of Roma MHC shall recommend approval of the MHC Merger.

(b) Investors Bancorp shall provide Roma MHC with any information concerning itself that Roma MHC may reasonably request in connection with the drafting and preparation of the Members Proxy Statement, and Roma Financial shall notify Investors Bancorp promptly of the receipt of any comments of the applicable Regulatory Authority with respect to the Members Proxy Statement and of any requests by the applicable Regulatory Authority for any amendment or supplement thereto or for additional information and shall provide to Investors Bancorp promptly copies of all correspondence between Roma Financial or any Roma Subsidiary and the applicable Regulatory Authority. Roma MHC shall give Investors Bancorp and its counsel the opportunity to review and comment on the Members Proxy Statement prior to its being filed with the applicable Regulatory Authority and shall give Investors Bancorp and its counsel the opportunity to review and comment on all amendments and supplements to the Members Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the applicable Regulatory

Authority. Each of Investors Bancorp and each Roma Party agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the applicable Regulatory Authority and to cause the Members Proxy Statement and all required amendments and supplements thereto to be mailed to the Roma MHC Members entitled to vote at the Roma MHC Members Meeting hereof at the earliest practicable time.

(c) Roma MHC and Investors Bancorp shall promptly notify the other party if at any time it becomes aware that the Members Proxy Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Investors Bancorp shall cooperate with Roma MHC in the preparation of a supplement or amendment to such Members Proxy Statement that corrects such misstatement or omission, and Roma MHC shall file an amended Members Proxy Statement with the applicable Regulatory Authority, and Roma MHC shall mail an amended Members Proxy Statement to the Roma MHC Members.

Section 7.04. Regulatory Approvals.

The Parties will cooperate with each other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, waivers, approvals and authorizations of the SEC, the Regulatory Authorities and any other third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall any of the Investors Parties be required to agree to any prohibition, limitation, or other requirement that would prohibit or materially limit the ownership or operation by any of the Investors Parties of all or any material portion of the business or assets of Roma Financial or any Roma Subsidiary, compel any of the Investors Parties to dispose of or hold separate all or any material portion of the business or assets of Roma Financial or any Roma Subsidiary, continue in effect after the Effective Time the OCC Agreement or any provision thereof, or otherwise materially impair the value of Roma Financial to Investors Bancorp (together, a “Burdensome Condition”). The Parties will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any Member Proxy Statement and any application, petition or any other statement or application made to any Regulatory Authority or Governmental Entity in connection with the Mergers, and the other transactions contemplated by this Agreement. Roma Financial shall have the right to review the information relating to Roma Financial and any Roma Subsidiary, which appear in any filing made in connection with the transactions contemplated by this Agreement with any Regulatory Authority or any Governmental Entity. Investors Bancorp shall give Roma Financial and its counsel the opportunity to review each filing prior to its being filed with a Regulatory Authority and shall give Roma Financial and its counsel the opportunity to review all regulatory filings, amendments and supplements to such filings and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, a Regulatory Authority. Investors Bancorp will furnish to Roma Financial copies of all documents, statements and reports as it files with any Regulatory Authorities with respect to the Mergers.

ARTICLE VIII

CLOSING CONDITIONS

Section 8.01 Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

(a) Shareholder and Membership Approvals. This Agreement and the transactions contemplated hereby shall have been approved by the requisite vote of each of the shareholders of Roma Financial and Investors Bancorp and if required by the FRB, by the requisite vote of the Roma MHC Members.

(b) Injunctions. None of the Parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the transactions contemplated by this Agreement and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Regulatory Authority that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

(c) Regulatory Approvals. All Regulatory Approvals required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals shall have expired; all other necessary approvals, authorizations and consents of any Governmental Entities required to consummate the transactions contemplated by this Agreement, the failure of which to obtain would reasonably be expected to have a Material Adverse Effect, shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired.

(d) Third Party Consents. The Parties shall have obtained the consent or approval of each person (other than the Regulatory Approvals and other approvals, authorizations and consents of Governmental Entities referred to in Section 8.01(c)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except for those for which failure to obtain such consent or approval would not, individually or in the aggregate, have a Material Adverse Effect on Investors Bancorp (after giving effect to the consummation of the transactions contemplated hereby).

(e) Merger Registration Statement. The Merger Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

Section 8.02 Conditions to the Obligations of the Investors Parties under this Agreement.

The obligations of the Investors Parties under this Agreement shall be further subject to the satisfaction of the conditions set forth in this Section 8.02 at or prior to the Closing Date:

(a) Representations and Warranties. Subject to the standard set forth in Section 3.01, each of the representations and warranties of the Roma Parties set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date (except to the extent such representations and warranties speak as of an earlier date, which only need be true and correct as of such earlier date), and Roma Financial shall have delivered to Investors Bancorp a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Roma Financial as of the Closing Date.

(b) Agreements and Covenants. The Roma Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time. Investors Bancorp shall have received a certificate signed on behalf of Roma Financial by the Chief Executive Officer and Chief Financial Officer of Roma Financial to such effect dated as of the Effective Time.

(c) Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Investors Bancorp shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C., reasonably acceptable in form and substance to Investors Bancorp, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Mergers will qualify as reorganizations within the meaning of Section 368(a) of the IRC. In rendering the tax opinions described herein, the law firms may require and rely upon customary representations contained in certificates of officers of Investors Bancorp and Roma Financial and their respective Subsidiaries.

(d) Regulatory Approvals. None of the Regulatory Approvals necessary to consummate the Mergers and the transactions contemplated by this Agreement shall include any term, condition or restriction upon any of the Investors Parties that Investors Bancorp reasonably determines is a Burdensome Condition.

Section 8.03 Conditions to the Obligations of the Roma Parties under this Agreement.

The obligations of the Roma Parties under this Agreement shall be further subject to the satisfaction of the conditions set forth in this Section 8.03 at or prior to the Closing Date:

(a) Representations and Warranties. Subject to the standard set forth in Section 4.01, each of the representations and warranties of the Investors Parties set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, which only need be true and correct as of such earlier date); and Investors Bancorp shall have delivered to Roma Financial a certificate to such effect signed by the Chief Executive or Chief Operating Officer and the Chief Financial Officer of Investors Bancorp as of the Effective Time.

(b) Agreements and Covenants. The Investors Parties shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it at or prior to the Effective Time, and Roma Financial shall have received a certificate signed on behalf of Investors Bancorp by the Chief Executive or Operating Officer and Chief Financial Officer to such effect dated as of the Effective Time.

(c) Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, Roma Financial shall have received an opinion of Spidi & Fisch, PC, reasonably acceptable in form and substance to Roma Financial, dated as of the Closing Date, substantially to the effect that for federal income tax purposes, the Mergers will qualify as reorganizations within the meaning of Section 368(a) of the Code. In rendering the tax opinions described herein, the law firms may require and rely upon customary representations contained in certificates of officers of Investors Bancorp and Roma Financial and their respective Subsidiaries.

(d) Nasdaq Listing. The shares of Investors Bancorp Common Stock to be issued in the Mid-Tier Merger shall have been approved for listing on Nasdaq (or such other national securities exchange on which the shares of Investors Bancorp Common Stock is listed as of the Effective Time), subject to official notice of issuance.

(e) Exchange Agent Certificate. Roma Financial shall have received from the Exchange Agent a certificate stating that it has received irrevocable authorization to issue the shares of Investors Bancorp Common Stock to be issues in the Mid-Tier Merger.

(f) Board Appointments. The Investors Parties shall have taken all action necessary to appoint the representatives of Roma Financial to the boards of directors of the Investors Parties and to establish the Roma Advisory Board in accordance with Section 6.10 hereof.

ARTICLE IX

THE CLOSING

Section 9.01 Time and Place.

Subject to the provisions of Articles VIII and X hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m., on the Closing Date, or at such other place or time upon which Investors Bancorp and Roma Financial mutually agree. A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, Suite 780, Washington, D.C. at 10:00 a.m. on the day prior to the Closing Date.

Section 9.02 Deliveries at the Pre-Closing and the Closing.

At the Pre-Closing there shall be delivered to Investors Bancorp and Roma Financial the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At or prior to the Closing, Investors Bancorp shall have delivered the Merger Consideration as set forth under Section 2.04(b) hereof.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

Section 10.01 Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Mid-Tier Merger by the shareholders of Roma Financial and/or Investors Bancorp:

(a) At any time by the mutual written agreement of Investors Bancorp and Roma Financial;

(b) By the Board of Directors of either Investors Bancorp or Roma Financial (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement (disregarding any qualification as to Knowledge) on the part of one of the other Parties, which breach (i) if occurring or continuing on the date on which the Closing would otherwise occur would result in the failure of the conditions set forth in Section 8.02(a) or 8.03(a), as the case may be, and (ii) by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such breach by the terminating party to the other party;

(c) By the Board of Directors of either Investors Bancorp or Roma Financial (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of one of the other Parties, which failure by its nature cannot be cured prior to the Termination Date or shall not have been cured within 30 days after written notice of such failure by the terminating party to the other party;

(d) By the Board of Directors of either Investors Bancorp or Roma Financial if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by Investors Bancorp and Roma Financial; provided, that no party may terminate this Agreement pursuant to this Section 10.01(d) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

(e) By the Board of Directors of either Investors Bancorp or Roma Financial if: (x) the shareholders of Roma Financial shall have voted at the Roma Financial Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions, or (y) the members of Roma MHC shall have voted at the Roma MHC Members Meeting (if held) on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve the transactions, or (z) the shareholders of Investors Bancorp shall have voted at the Investors Bancorp Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

(f) By the Board of Directors of either Investors Bancorp or Roma Financial if (i) final action has been taken by a Regulatory Authority whose approval is required in connection with this Agreement and the transactions contemplated hereby, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting any of the Mergers and such order, decree, ruling or other action shall have become final and nonappealable;

(g) By the Board of Directors of Investors Bancorp if Roma Financial has received a Superior Proposal, and in accordance with Section 5.10 of this Agreement, the Board of Directors of Roma Financial has entered into an acquisition agreement with respect to the Superior Proposal, terminated this Agreement, or withdraws its recommendation of this Agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to Investors Bancorp;

(h) By the Board of Directors of Roma Financial if the Board of Directors of Investors Bancorp does not publicly recommend in the Proxy Statement-Prospectus that shareholders approve this Agreement or if, after recommending in the Proxy Statement-Prospectus that shareholders approve this Agreement, the Board of Directors withdraws its recommendation or modifies or qualifies its recommendation in a manner adverse to Roma Financial;

(i) By the Board of Directors of Roma Financial if Roma Financial has received a Superior Proposal, and in accordance with Section 5.10 of this Agreement, the Board of Directors of Roma Financial has made a determination to terminate this Agreement in order to accept such Superior Proposal.

(j) By Roma Financial, if its Board of Directors so determines by a majority vote of the members of its entire Board, at any time during the five business day period commencing on the Determination Date, such termination to be effective on the 10th business day following such Determination Date (“Effective Termination Date”), if both of the following conditions are satisfied:

(i) The Investors Bancorp Market Value on the Determination Date is less than the Initial Investors Bancorp Market Value multiplied by 0.80; and

(ii) (a) the number obtained by dividing the Investors Bancorp Market Value on the Determination Date by the Initial Investors Bancorp Market Value (“Investors Bancorp Ratio”) shall be less than (b) the quotient obtained by dividing the Final Index Price by the Initial Index Price minus 0.20;

subject, however, to the following three sentences. If Roma Financial elects to exercise its termination right pursuant to this Section 10.01(j), it shall give prompt written notice thereof to Investors Bancorp. During the five business day period commencing with its receipt of such notice, Investors Bancorp shall have the option to increase the consideration to be received by the holders of Roma Financial Common Stock hereunder by adjusting the Exchange Ratio to equal the lesser of: (i) a quotient, the numerator of which is equal to the product of the Initial Investors Bancorp Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20, and the denominator of which is equal to Investors Bancorp Market Value on the Determination Date; or (ii) the quotient determined by dividing the Initial Investors Bancorp Market Value by the Investors Bancorp Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If Investors Bancorp so elects, it shall give, within such five business-day period, written notice to Roma Financial of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 10.01(j) and this Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

For purposes of this Section 10.01(j), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals necessary for consummation of the Mergers have been received (disregarding any waiting period).

“Final Index Price” means the average of the daily closing value of the Index for the five consecutive trading days immediately preceding the Determination Date.

“Initial Index Price” means the closing value of the Index on the trading day ended two days preceding the execution of this Agreement.

“Index” means the SNL U.S. Bank & Thrift index.

“Index Ratio” shall be the Final Index Price divided by the Initial Index Price.

“Initial Investors Bancorp Market Value” means $17.69, adjusted if applicable as indicated in the last sentence of Section 10.01(j).

“Investors Bancorp Market Value” shall be the average of the daily closing sales prices of a share of Investors Bancorp Common Stock as reported on the Nasdaq for the five consecutive trading days immediately preceding the Determination Date.

If Investors Bancorp declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices of Investors Bancorp Common Stock shall be appropriately adjusted for the purposes of applying this Section 10.01(j).

Section 10.02 Effect of Termination.

(a) In the event of termination of this Agreement pursuant to any provision of Section 10.01, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 10.02, 11.01, 11.02, 11.04, 11.06, 11.09, 11.10, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

(b) If this Agreement is terminated, expenses and damages of the Parties hereto shall be determined as follows:

(i) Except as provided below, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(ii) In the event of a termination of this Agreement because of a willful breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, including all reasonable attorneys’ fees, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(iii) As a condition of Investor Bancorp’s willingness, and in order to induce Investors Bancorp to enter into this Agreement, and to reimburse Investors Bancorp for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Roma Financial hereby agrees to pay Investors Bancorp, and Investors Bancorp shall be entitled to payment of a fee equal to $12,000,000 (the “Investors Bancorp Fee”). The Investors Bancorp Fee shall be paid within three business days after written demand for payment is made by Investors Bancorp, following the occurrence of any of the events set forth below:

(A) Roma Financial terminates this Agreement pursuant to Section 10.01(i) or Investors Bancorp terminates this Agreement pursuant to Section 10.01(g); or

(B) The entering into a definitive agreement by Roma Financial relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Roma Financial within twelve months after the occurrence of any of the following: (i) the termination of the Agreement by Investors Bancorp pursuant to Section 10.01(b) or 10.01(c) because of, in either case, a willful breach by a Roma Party; or (ii) the failure of the shareholders of Roma Financial to approve this Agreement after the public disclosure or public awareness of an Acquisition Proposal.

(c) The right of Investors Bancorp to receive payment of the Investors Bancorp Fee under Section 10.02(b)(iii) will constitute the sole and exclusive remedy of the Investors Parties against the Roma Parties and their respective officers and directors with respect to a termination under Section 10.02(b)(iii)(A) or (B).

(d) Notwithstanding anything herein to the contrary, in the event that Investors Bank has obtained Regulatory Approval for the Roma Bank Merger, but Investors Bancorp has not, prior to the Termination Date, obtained approval from the FRB under commitments previously made by Investors Bancorp to the FRB, to issue the shares of Investors Bancorp Common Stock in the Mid-Tier Merger, or if at any time prior to the Termination Date the FRB informs Investors Bancorp in writing that its request for such approval is denied, then Investors Bancorp shall pay to Roma Financial an amount in cash equal to all out-of-pocket costs and expenses of the Roma Parties, including, without limitation, reasonable legal, accounting and investment banking fees and expenses incurred by the Roma Parties in connection with entering into this Agreement and carrying out an act contemplated hereunder, up to a maximum of $2 million, provided, however, that this paragraph shall not be construed to relieve or release the Investors Parties from any additional liabilities or damages arising out of its willful breach of any provision of this Agreement.

Section 10.03 Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of Roma Financial), the Parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of Roma Financial, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount, value or changes the form of consideration to be delivered to Roma Financial’s shareholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XI

MISCELLANEOUS

Section 11.01 Confidentiality.

Except as specifically set forth herein, Investors Bancorp and Roma Financial mutually agree to be bound by the terms of the confidentiality agreement dated November 26, 2012 (the “Confidentiality Agreement”) previously executed by the Parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The Parties hereto agree that such Confidentiality Agreement shall continue in accordance with its respective terms, notwithstanding the termination of this Agreement.

Section 11.02 Public Announcements.

Roma Financial and Investors Bancorp shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither the Roma Parties nor the Investors Parties shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the Parties hereto. Notwithstanding the foregoing, a party may, without the prior consent of the other party (but after prior consultation with the other party), issue such press release or public disclosure as may upon the advice of counsel be required by law or the rules and regulations of the applicable exchange, as the case may be.

Section 11.03 Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

Section 11.04 Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by recognized overnight courier addressed as follows:

(a) If to Investors to:

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, New Jersey 07078

Attn:	Kevin Cummings President and Chief Executive Officer Fax: (973) 924-5192

with a copy to:

Luse Gorman Pomerenk & Schick

5335 Wisconsin Avenue, NW

Suite 780

Washington, DC 20016

Attn:	John J. Gorman, Esq. Marc Levy, Esq. Fax: (202) 362-2902

(b) If to Roma to:

Roma Financial Corporation

2300 Route 3

Robbinsville, New Jersey 08691

Attn: Peter A. Inverso President and Chief Executive Officer Fax: (609) -

with a copy to:

Spidi & Fisch, PC

1227 25th Street, N.W.

Suite 200 West

Washington, DC 20037

Attn:	Richard Fisch, Esq. Fax: (202) 434-4661

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given: (a) as of the date delivered by hand; (b) three (3) business days after being delivered to the U.S. mail, postage prepaid; or (c) one (1) business day after being delivered to the overnight courier.

Section 11.05 Parties in Interest.

This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. Except for the provisions of Article II and Sections 6.08 and 6.10, following the Effective Time, nothing in this Agreement, express or implied, is intended to confer upon any person, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.06 Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreement, contains the entire agreement and understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the Parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreement) between the Parties, both written and oral, with respect to its subject matter.

Section 11.07 Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

Section 11.08 Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the Parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 11.09 Governing Law.

This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof, except to the extent that Federal law applies. Each of the Parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. To the extent permitted by applicable law, any Party hereto may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11.04. Nothing in this Section 11.09, however, shall affect the right of any Party to serve legal process in any other manner permitted by law. EACH OF THE INVESTORS PARTIES AND THE ROMA PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10 Interpretation.

When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section. The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.11 Specific Performance; Jurisdiction.

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each Party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each party agrees that it will not seek and will agree to waive any requirement for the securing or posting of a bond in connection with the other Party’s seeking or obtaining such injunctive relief.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

INVESTORS BANK

/s/ Kevin Cummings
By:	Kevin Cummings, President and Chief Executive Officer

INVESTORS BANCORP, INC.

/s/ Kevin Cummings
By:	Kevin Cummings, President and Chief Executive Officer

INVESTORS BANCORP, MHC

/s/ Kevin Cummings
By:	Kevin Cummings, President and Chief Executive Officer

ROMA BANK

/s/ Peter A. Inverso
By:	Peter A. Inverso, President and Chief Executive Officer

ROMA FINANCIAL CORPORATION

/s/ Peter A. Inverso
By:	Peter A. Inverso, President and Chief Executive Officer

ROMA FINANCIAL CORPORATION, MHC

/s/ Peter A. Inverso
By:	Peter A. Inverso, President and Chief Executive Officer

ANNEX B

RBC Capital Markets, LLC
Three World Financial Center
200 Vesey Street, 9th Floor
New York, NY 10281

December 19, 2012

The Board of Directors

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, NJ 07078

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Investors Bancorp, Inc., a Delaware corporation (“Investors Bancorp”), of the Merger Consideration (as defined below) provided for under the terms of the proposed Agreement and Plan of Merger (the “Agreement”) by and among Investors Bancorp, Investors Bancorp, MHC, a New Jersey mutual holding company (“Investors MHC”), Investor Savings Bank, a New Jersey savings bank (“Investors Bank”), Roma Financial Corporation, a Federal corporation (the “Company”), Roma Financial, MHC, a Federal mutual holding company (the “Company MHC”), Roma Bank, a Federal savings bank, and RomAsia Bank, a Federal savings bank (collectively with Roma Bank, the “Company Banks”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

The Agreement provides, among other things, that (i) the Company MHC shall merge with and into Investors MHC, (ii) the Company shall merge with and into Investors Bancorp and (iii) the Company Banks shall merge with and into Investors Bank, which shall remain a subsidiary of Investors Bancorp (collectively, the “Mergers”). Pursuant to the Agreement, each outstanding share of the Company common stock held will be converted into the right to receive 0.8653 shares (the “Exchange Ratio”) of Investors Bancorp Common Stock (the “Merger Consideration”). The additional terms and conditions of the Mergers are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“we” or “us”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as a financial advisor to Investors Bancorp in connection with the Mergers, and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Mergers. Investors Bancorp has also agreed to indemnify us for certain liabilities that may arise out of our engagement.

In the ordinary course of business, we may act as a market maker and broker in the publicly traded securities of Investors Bancorp and/or the Company and receive customary compensation, and may also actively trade securities of Investors Bancorp and/or the Company for our own account and the accounts of our customers, and, accordingly, we and our affiliates, may hold a long or short position in such securities.

We have provided investment banking and financial advisory services to Investors Bancorp in the past, for which we received customary fees, including, in the past two years, as financial advisor for its acquisitions of Marathon Banking Corporation completed in October 2012 and Brooklyn Federal Bancorp, Inc. completed in January 2012. In light of our prior services to Investors Bancorp and our financial advisory roles for Investors

Bancorp in connection with the Mergers, we anticipate that we may be selected by Investors Bancorp to provide investment banking and financial advisory and/or financing services that may be required by Investors Bancorp in the future, regardless of whether the Mergers are successfully completed.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the draft Agreement dated December 18, 2012 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to Investors Bancorp and the Company and certain other relevant historical operating data relating to Investors Bancorp and the Company made available to us from published sources and from the internal records of Investors Bancorp and the Company, respectively; (iii) we reviewed financial projections and forecasts of the Company and Investors Bancorp prepared by Investors Bancorp’s management (collectively, the “Forecasts”); (iv) we conducted discussions with senior management of Investors Bancorp with respect to the business prospects and financial outlook of Investors Bancorp and the Company as standalone entities as well as the strategic rationale and potential benefits of the Mergers; (v) we reviewed Wall Street research estimates (where available) regarding the potential future performance of Investors Bancorp and the Company as standalone entities; (vi) we reviewed the reported prices and trading activity for Investors Bancorp Common Stock and Company Common Stock; and (vii) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph: (i) we performed a valuation analysis of each of Investors Bancorp and the Company as a standalone entity, using research price targets, comparable company and discounted cash flow analyses with respect to each of Investors Bancorp and the Company as well as precedent transaction analysis with respect to the Company; and (ii) we performed a pro forma combination analysis, determining the potential impact of the Mergers on selected historical and projected metrics, of Investors Bancorp.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all the information that was publicly available to us and all of the financial, legal, tax, operating and other information provided to or discussed with us by Investors Bancorp or the Company (including, without limitation, the financial statements and related notes thereto of each of Investors Bancorp and the Company, respectively), and have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that all Forecasts provided to us by Investors Bancorp or the Company, as the case may be (including Forecasts provided to us by Investors Bancorp with respect to certain synergies expected to be realized from the Mergers), were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Investors Bancorp or the Company (as the case may be), respectively, as standalone entities (or, in the case of the projected synergies, as a combined company). We express no opinion as to such Forecasts or the assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of Investors Bancorp or the Company, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Investors Bancorp or the Company. We have not investigated, and make no assumption regarding, any litigation or other claims affecting Investors Bancorp or the Company.

We have assumed, in all respects material to our analysis that all conditions to the consummation of the Mergers will be satisfied without waiver thereof. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion, We are not expressing any opinion herein as to the prices at which Investors Bancorp Common Stock or Company Common Stock have traded or will trade following the announcement of the Mergers nor the prices at which Investor Bancorp Common Stock will trade following the consummation of the Mergers.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Investors Bancorp in connection with the Mergers, We express no opinion and make no recommendation to any stockholder of Investors Bancorp as to how such stockholder should vote with respect to the Investors Bancorp Proposal. All advice and opinions (written and oral) rendered by us are intended for the use and benefit of the Board of Directors of Investors Bancorp, Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without our prior written consent. If required by applicable law, such opinion may be included in any disclosure document filed by Investors Bancorp with the SEC with respect to the Mergers; provided however, that such opinion must be reproduced in full and that any description of or reference to the opinion or us be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the merits of the underlying decision by Investors Bancorp to engage in the Mergers or the relative merits of the Mergers compared to any alternative business strategy or transaction in which Investors Bancorp might engage.

Our opinion addresses solely the fairness of the Merger Consideration, from a financial point of view, to Investors Bancorp. Our opinion does not in any way address other terms or arrangements of the Mergers or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement, nor does it address, and we express no opinion with respect to, the solvency of Investors Bancorp. Further, in rendering our opinion we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of Investors Bancorp’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Investors Bancorp.

Our opinion has been approved by our Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to Investors Bancorp.

Very truly yours,

RBC CAPITAL MARKETS, LLC

ANNEX C

INVESTMENT BANKING GROUP

December 19, 2012

Board of Directors

Roma Financial Corporation

2300 Route 33

Robbinsville, NJ 08691

Ladies and Gentlemen:

Roma Financial Corporation, MHC (“Roma MHC”), Roma Financial Corporation (“Roma Financial”) and Roma Bank (“Roma Bank”) have entered into an Agreement and Plan of Merger, dated as of December 19, 2012 (the ‘‘Agreement”), with Investors Bancorp, MHC (‘‘Investors MHC”), Investors Bancorp, Inc. (“Investors Bancorp”) and Investors Bank (“Investors Bank”) pursuant to which Roma Financial will be acquired by Investors Bancorp through the mergers of (1) Roma MHC with and into Investors MHC (the “MHC Merger”) and (2) Roma Financial with and into Investors Bancorp (the “Mid-Tier Merger,” and together with the MHC Merger, the “Mergers”). Upon consummation of the Mid-Tier Merger, each share of Roma Financial common stock issued and outstanding immediately prior to the Mid-Tier Merger, other than certain shares specified in the Agreement, will be converted into the right to receive 0.8653 of a share of Investors Bancorp common stock (the “Exchange Ratio”), with all shares of Investors Bancorp common stock issued in exchange for shares of Roma Financial common stock held by Roma MHC being issued to Investors MHC as a result of the MHC Merger. The terms and conditions of the Mergers are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Roma Financial common stock other than Roma MHC (collectively, the “Minority Shareholders”).

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements of Roma Financial and other historical financial information provided to us by Roma Financial that we deemed relevant; (iii) certain publicly available financial statements of Investors Bancorp and other historical financial information provided to us by Investors Bancorp that we deemed relevant; (iv) internal financial projections for Roma Financial for the years ended December 31, 2012 through December 31, 2015, as provided by and reviewed with senior management of Roma Financial; (v) publicly available earnings estimates for Investors Bancorp for the years ending December 31,2012 and 2013 and estimated long-term growth rates for the years ending December 31, 2014 and 2015; (vi) the Agreement, dated as of September 21, 2012, entered into by Roma Bank and the Comptroller

SANDLER O’NEILL + PARTNERS, L.P.

1251 Avenue of the Americas, 6th Floor, New York, NY 10020

T: (212) 466-7700 / (800) 635-6855

www.sandleroneill.com

Board of Directors Roma Financial Corporation December 19, 2012 Page 2

of the Currency as disclosed in Roma Financial’s Current Report on Form 8-K filed on September 27, 2012; (vii) the pro forma financial impact of the Mergers on Investors Bancorp based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies provided by or discussed with representatives of Investors Bancorp; (viii) the relative contributions of assets, liabilities, equity and earnings of Investors Bancorp and Roma Financial to the combined institution; (ix) a comparison of certain financial information for Roma Financial and Investors Bancorp with similar publicly available information for certain other companies that we considered relevant; (x) the publicly reported historical price and trading activity for Roma Financial’s and Investors Bancorp’s common stock; (xi) the financial terms of certain recent business combinations in the financial institutions industry, to the extent publicly available; (xii) the current economic environment generally and the banking environment in particular, and (xiii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with members of senior management of Roma Financial the business, financial condition, results of operations and prospects of Roma Financial and held similar discussions with members of senior management of Investors Bancorp regarding the business, financial condition, results of operations and prospects of Investors Bancorp.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources or provided to us by Roma Financial or Investors Bancorp or their respective representatives and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Roma Financial and Investors Bancorp that they arc not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent valuation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Roma Financial or Investors Bancorp or any of their respective parent entities or subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such valuations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of Roma Financial or Investors Bancorp, nor have we reviewed any individual credit files relating to either entity. We have assumed, with your consent, that the respective allowances for loan losses for both Roma Financial and Investors Bancorp are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal financial projections for Roma Financial provided by Roma Financial’s management and the publicly available earnings estimates and growth rates for Investors Bancorp, the respective managements of Roma Financial and Investors Bancorp confirmed to us that such projections reflect the best currently available estimates and judgments of the respective managements regarding the future financial performance of Roma Financial and Investors Bancorp, respectively. With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other information provided by representatives of Investors Bancorp and used by Sandler O’Neill in its analyses, Investors Bancorp’s representatives confirmed to us that they reflected the best currently available estimates and judgments of Investors Bancorp’s management with respect thereto and we assumed that such performances would be achieved.

We have assumed that there has been no material change in the assets, financial condition, results of operations, business, regulatory status or prospects of either Roma Financial or Investors Bancorp since the date of the most recent financial statements made available to us. We have assumed that all of the representations and

Board of Directors Roma Financial Corporation December 19, 2012 Page 3

warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement will not be waived and that the Mergers will qualify as tax-free reorganizations for federal income tax purposes. Finally, with your consent, we have relied upon the advice Roma Financial has received from its legal, accounting and tax advisors as to all legal, regulatory, accounting and tax matters relating to Roma Financial, the Mergers and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the prices at which the common stock of Roma Financial and Investors Bancorp may trade at any time.

We have acted as financial advisor to the boards of directors of Roma Financial and Roma MHC in connection with the Mergers. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from other parties. We will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Mergers. We will also receive a fee for rendering this opinion. Roma Financial has also agreed to reimburse us for certain expenses incurred in connection with our engagement and to indemnify us against certain liabilities arising out of our engagement.

In the past, we have provided certain other investment banking services for Roma Financial and have received compensation for such services. In addition, as we have previously advised you, we have in the past provided certain investment banking services to Investors Bancorp and have received compensation for such services and may provide, and receive compensation for, such services in the future. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Roma Financial and Investors Bancorp and their affiliates. We may also actively trade the equity securities of Roma Financial and Investors Bancorp for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion has been approved by Sandler O’Neill’s fairness opinion committee. Our opinion is directed to the Board of Directors of Roma Financial in connection with its consideration of the Mid-Tier Merger and does not constitute a recommendation to any shareholder of Roma Financial as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Mid-Tier Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the Minority Shareholders of Roma Financial and does not address the underlying business decision of Roma Financial to engage in the Mid-Tier Merger, the relative merits of the Mid-Tier Merger as compared to any other alternative business strategies that might exist for Roma Financial, or the effect of any other transaction in which Roma Financial might engage. We also express no opinion as to the fairness of the amount or nature of the compensation to be received in the Mid-Tier Merger by Roma Financial’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Mid-Tier Merger by any other shareholders of the company. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without our prior written consent.

Board of Directors Roma Financial Corporation December 19, 2012 Page 4

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair to the Minority Shareholders of Roma Financial from a financial point of view.

Very truly yours,

ANNEX D

INVESTORS BANK

Executive Officer Annual Incentive Plan

1. Purpose.

This Executive Officer Annual Incentive Plan (the “Incentive Plan”) is applicable to those employees of Investors Bank (the “Bank”) and its subsidiaries who are considered to be executive-level and management-level employees of the Bank (collectively, the “plan participants”), and who are designated as plan participants by the Chief Executive Officer of the Bank, and annually approved as such, by the Compensation and Benefits Committee of the Board of Directors of the Investors Bancorp, Inc. (the “Compensation and Benefits Committee”). The Plan is designed to reward the plan participants, through additional cash compensation, for their significant individual and collective contributions toward the achievement of the annual financial and operational objectives of the Bank.

2. Administration.

The Plan shall be administered by the Compensation and Benefits Committee comprised exclusively of members of the Board of Directors (the “Board”) who are “outside directors” within the meaning of Section 162(m)(4)(C) of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury Regulation 1.162-27(e)(3). Unless otherwise determined by the Board, the Compensation and Benefits Committee shall consist of all non-executive members of the Board who are “outside directors” within the meaning of Section 162(m) of the Code.

The Compensation and Benefits Committee shall have the authority, subject to the provisions herein, (a) to approve plan participants, as designated by the Chief Executive Officer, to participate in the Incentive Plan; (b) to establish and administer the performance goals and the Incentive award opportunities applicable to each and to all plan participant(s), and to certify whether the performance goals have been attained; (c) to construe and interpret the Incentive Plan and any agreement or instrument entered into under or in connection with the Incentive Plan; (d) to establish, amend, and waive rules and procedures for the Incentive Plan’s administration; and (e) to make all other determinations and provisions that may be necessary or advisable for the effective administration of the Incentive Plan. Any determination by the Compensation and Benefits Committee pursuant to the Incentive Plan shall be final, binding and conclusive on all employees and participants, and anyone claiming under or through any of them.

3. Eligibility and Participation.

The Compensation and Benefits Committee shall annually approve the plan participants designated by the Chief Executive Officer of the Bank from among eligible full-time employees of the Bank and its subsidiaries. In any year, such approval of participation in this Incentive Plan shall be made no later than March 15 or such other earlier date that shall permit the compensation payable hereunder to such designated plan participants for such year to qualify as “qualified performance-based compensation” under Treasury Regulation 1.162-27(e).

4. Establishment Of Performance Goals And Incentive Award Opportunities.

No later than 90 days after the commencement of the period of service to which the performance goal relates, but in no event after 25% of the performance period has elapsed, and in either case, so long as the outcome is substantially uncertain at the time that the goal is established, the Compensation and Benefits Committee shall establish, in writing, the method for computing the amount of compensation that will be payable under the Incentive Plan to each and all participants in the Plan for such year if the performance goals established by the Compensation and Benefits Committee for such year are attained in whole or in part, and if the plan participant’s employment by the Bank or any subsidiary continues without interruption during that year. Such method shall be stated in terms of an objective formula(s) or standard(s) that precludes discretion to increase the amount of the

Incentive award that would otherwise be due upon attainment of the goals, and such formula(s) or standard(s) may be different for each plan participant or groups of plan participants. Notwithstanding anything to the contrary contained herein, the Compensation and Benefits Committee may, however, exercise negative discretion (within the meaning of Treasury Regulation 1.162-27(e)(2)(iii)(A)) with respect to any Incentive award hereunder to reduce any amount that would otherwise be payable hereunder.

No later than 90 days after the commencement of the period of service to which the performance goal relates, but in no event after 25% of the performance period has elapsed, and in either case, so long as the outcome is substantially uncertain at the time that the goal is established, the Compensation and Benefits Committee shall establish, in writing, the performance goals for such year, which shall be based on any of the following measurement criteria, either alone or in any combination, on either a consolidated or business unit level, and which shall include or exclude the effect of discontinued operations, acquisition expenses, restructuring expenses, tax benefits, other benefits, or other expenses or events, as the Compensation and Benefits Committee may determine:

•	earnings per common share (basic or diluted)

•	cash earnings per common share (basic or diluted)

•	net income (either before or after taxes)

•	net interest income

•	non-interest income

•	operating expense to average assets ratio

•	efficiency ratio

•	cash efficiency ratio

•	return on average assets

•	cash return on average assets

•	return on average stockholders’ equity

•	return on average tangible stockholders’ equity

•	deposit growth

•	loan growth

•	fee income growth

•	net interest margin

•	net interest spread

•	customer satisfaction

•	price per share of stock

•	market share

Additionally, performance goals may include strategic or operational business objectives, consisting of one or more objectives based upon meeting specified cost targets, business expansion goals, goals relating to acquisitions or divestitures, including acquiring or developing new business lines, or goals relating to capital raising and capital management. Any performance goals may be measured on an absolute or relative industry basis and may be expressed in terms of a progression within a specified range.

The criteria on which a performance goal may be based may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations;

effects of financing activities; expenses for restructuring, productivity initiatives or new business initiatives; non-operating items; acquisition expenses; and the aggregate effects of acquisitions or divestitures, or such other items as the Compensation and Benefits Committee may reasonably determine. Any such performance criterion or combination of such criteria may apply to the plan participant’s Incentive award opportunity in its entirety or to any designated portion or portions of the Incentive award opportunity, as the Compensation and Benefits Committee may determine.

5. Minimum and Maximum Award; Unsecured Status of Plan Participants.

Designation to and participation in this Incentive Plan does not guarantee the payment of any additional compensation to any individual plan participant in any given year, and the minimum Incentive award to any plan participant shall be zero. The maximum amount of Incentive compensation that may be paid under the Incentive Plan to any individual plan participant for any performance year is $2,000,000. The rights of any employee or group of employees who is (are) designated as a plan participant(s) in any Incentive payments earned and/or payable hereunder shall be no greater than those of an unsecured creditor(s) of the Bank.

6. Attainment Of Performance Goals Required.

Awards shall be paid under this Incentive Plan for any year solely on account of the attainment of the performance goal(s) established and approved by the Compensation and Benefits Committee with respect to such year. Incentive awards shall also be contingent upon the plan participant(s) remaining employed by the Bank or any subsidiary throughout any such year, and following any such year, until the date on which the Incentive award is paid. In the event of termination of employment by reason of death, disability or retirement (as determined by the Compensation and Benefits Committee) during the Incentive Plan year, or following any such Incentive Plan year but before the Incentive award is paid, an award shall be payable under this Incentive Plan to the plan participant or the plan participant’s estate for such year, provided that, in the case of retirement, the individual retires after the end of the performance period, the performance criteria have been satisfied and the participant would have received an award had the participant been employed on the date specified for payment of such award. Such award shall be paid at the same time as the Incentive award the plan participant would have received for such year had no termination of employment occurred, and, in the event of death or disability, shall be equal to the amount of such Incentive award multiplied by a fraction the numerator of which is the number of full or partial calendar months elapsed in such Incentive Plan year prior to termination of employment and the denominator of which is the number twelve. A plan participant whose employment terminates prior to the end of a Incentive Plan year, or prior to the date on which the Incentive award for is paid, for any reason not excepted above shall not be entitled to any Incentive award under the Incentive Plan for such year.

7. Stockholder Approval And Committee Certification Contingencies; Payment Of Awards.

Payment of any awards under this Incentive Plan shall be contingent upon the affirmative vote of the Company’s stockholders of at least a majority of the votes cast (including abstentions) approving the Incentive Plan. Unless and until such stockholder approval is obtained, no award shall be paid pursuant to this Incentive Plan.

Subject to the provisions of Paragraph 6 above relating to death, disability and retirement, payment of any Incentive award under this Incentive Plan shall also be contingent upon the Compensation and Benefits Committee’s annual certification in writing that the performance goals and any other material terms applicable to such Incentive award were in fact satisfied, in accordance with applicable Treasury Regulations under Code Section 162(m). Unless and until the Compensation and Benefits Committee so certifies, such Incentive award shall not be paid. Unless the Compensation and Benefits Committee provides otherwise, (a) any earned Incentive award shall be paid no later than 75 days after the end of the fiscal year with respect to which such Incentive award is earned, and (b) the payment of any such Incentive award shall be made in cash (subject to the withholding of any payroll or other taxes as may apply in the sole determination of the Bank).

To the extent necessary for purposes of Code Section 162(m), this Incentive Plan shall be resubmitted to the Company’s stockholders for their re-approval with respect to awards payable for the taxable years of the Bank commencing on and after 5th anniversary of initial stockholder approval.

8. Amendment, Termination And Term Of Plan.

The Board of Directors may amend, modify or terminate this Incentive Plan at any time. The Incentive Plan will remain in effect until terminated by the Board.

9. Interpretation And Construction; Rights of Plan Participants.

Any provision of this Incentive Plan to the contrary notwithstanding, (a) awards under this Incentive Plan are intended to qualify as “qualified performance-based compensation” under Treasury Regulation 1.162-27(e) and (b) any provision of the Incentive Plan that would prevent an award under the Incentive Plan from so qualifying shall be administered, interpreted and construed to carry out such intention and any provision that cannot be so administered, interpreted and construed shall to that extent be disregarded. No provision of the Incentive Plan, nor the selection of any plan participant to participate in the Plan, shall constitute an employment agreement or affect the duration of any plan participant’s employment, which shall remain “employment at will” unless an employment agreement between the Company and the plan participant provides otherwise. Both the plan participant and the Company shall remain free to terminate employment at any time to the same extent as if the Incentive Plan had not been adopted.

10. Governing Law.

The terms of this Incentive Plan shall be governed by the laws of the State of New Jersey, without reference to the conflicts of laws principles thereof.

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